Exhibit 99.1
DESPEGAR.COM, CORP.
Commerce House
4th Floor
Wickhams Cay 1
Road Town, Tortola VG1110
British Virgin Islands
Dear Shareholder:
You are cordially invited to attend a special meeting (including any adjournments or postponements thereof, the “Special Meeting”) of the shareholders of Despegar.com, Corp., a British Virgin Islands business company with limited liability (“Despegar”) to be held on March 4, 2025, at 1:00 p.m. (British Virgin Islands time) at Despegar’s principal executive office located at 4th Floor, Commerce House, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.
At the Special Meeting, you will be asked to consider and vote on (a) a proposal to adopt and approve (i) the Agreement and Plan of Merger, dated December 23, 2024 (such agreement, as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), by and among MIH Internet Holdings B.V., a Netherlands private limited liability company (besloten vennootschap) (“Parent”) and a wholly-owned subsidiary of Prosus N.V. (“Prosus”), MIH Investments Merger Sub Limited, a British Virgin Islands business company with limited liability (“Merger Sub”) and a wholly-owned indirect subsidiary of Parent, and Despegar, providing for the acquisition of Despegar by Parent via the Merger (as defined below), (ii) the plan of merger attached as Annex B to the enclosed proxy statement and in substantially the form agreed to in the Merger Agreement (the “Plan of Merger”), and (iii) all transactions contemplated by the foregoing (including, without limitation, the finalization, execution and filing of the articles of merger and Plan of Merger with the Registry of Corporate Affairs in the British Virgin Islands) (collectively, the “Merger Proposal”), and (b) a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary or appropriate, including to solicit additional proxies to approve the Merger Proposal if there are insufficient votes to approve the Merger Proposal at the time of the Special Meeting (the “Adjournment Proposal”). Upon the terms and subject to the conditions of the Merger Agreement, Parent will acquire Despegar via the merger of Merger Sub with and into Despegar, with the separate corporate existence of Merger Sub thereupon ceasing and Despegar continuing as the surviving company and a wholly-owned indirect subsidiary of Parent (the “Merger”).
A separate meeting of the holders of the Series A Preferred Shares was held on January 21, 2025, at which the sole holder of the Series A Preferred Shares approved and voted in favor of the Merger Proposal (the “Series A Preferred Shareholder Approval”).
If the Merger is completed, you will be entitled to receive $19.50 in cash, without interest thereon, for each ordinary share, without par value per share, of Despegar (each, an “Ordinary Share” and, collectively, the “Ordinary Shares”) that you own immediately prior to the time at which the Merger becomes effective (unless you are entitled to and have properly exercised and not waived, withdrawn, failed to perfect or otherwise lost your dissenters’ rights under the laws of the British Virgin Islands), which represents a premium of 34% over the volume weighted average price of the Ordinary Shares for the ninety (90) trading days ending on December 20, 2024, the last full trading day prior to the date on which the Merger and the other transactions contemplated by the Merger Agreement (together with the Merger, the “Transactions”) were approved by Despegar’s Board of Directors (the “Board of Directors”).
If the Merger is completed, each Series A Preferred Share issued and outstanding immediately prior to the time at which the Merger becomes effective will be converted into the right to receive a cash price per Series A Preferred Share equal to (a) the product of (x) 110.0% and (y) the sum of (i) $1,000 per share and (ii) any Accrued Dividends (as defined in the Amended and Restated Memorandum and Articles of Association of Despegar) per Series A Preferred Share, plus (b) without duplication, any accrued and unpaid dividends to, but excluding, the date on which the closing of the Merger occurs.
The Board of Directors of Despegar (the “Board of Directors”) has (a) determined that the Merger Agreement, the Merger and the other Transactions to be consummated by Despegar, are advisable and fair to, and in the best interests of, Despegar and its shareholders, (b) duly authorized and approved the execution, delivery and performance by Despegar of the Merger Agreement and the consummation by Despegar of the Transactions to be consummated by Despegar, including the Merger and (c) resolved, subject to Section 6.03(e) of the Merger Agreement, to recommend adoption of the Merger Agreement and approval of the Merger by the shareholders of Despegar.
The Board of Directors recommends that you vote: (1) “FOR” the approval of the Merger Proposal and (2) “FOR” the approval of the Adjournment Proposal.
The director affiliated with Expedia Group, Inc. did not participate in the deliberations of the Board of Directors relating to any Potential Transaction.
The proxy statement provides detailed information about the Special Meeting, the Merger Agreement, the Plan of Merger and the Transactions. A copy of the Merger Agreement and the Plan of Merger are attached as Annex A and Annex B, respectively, to the enclosed proxy statement. We urge you to read the proxy statement, Merger Agreement and the Plan of Merger carefully in their entirety.
The proxy statement also describes the actions and determinations of the Board of Directors and a transaction committee of the Board of Directors in connection with their evaluation of the Merger Agreement and the Transactions. You should carefully read and consider the entire proxy statement and its annexes, including, but not limited to, the Merger Agreement and the Plan of Merger, as they contain important information about, among other things, the Transactions and how they affect you.
Whether or not you plan to attend the Special Meeting, please sign, date and return, as promptly as possible, the enclosed proxy card in the accompanying prepaid reply envelope or grant your proxy electronically over the Internet or by telephone (using the instructions provided in the enclosed proxy card). If you attend, and vote at, the Special Meeting, then your vote at the Special Meeting will revoke any proxy that you have previously submitted.
If you hold your Ordinary Shares in “street name,” you should instruct your bank, broker or other nominee how to vote your Ordinary Shares in accordance with the voting instruction form that you will receive from your bank, broker or other nominee. Your bank, broker or other nominee cannot vote on any of the proposals, including the Merger Proposal, without your instructions.
Your vote is very important, regardless of the number of Ordinary Shares that you own. We cannot complete the Merger unless the Merger Proposal is approved by the affirmative vote of not less than a simple majority of those holders of Ordinary Shares present in person or represented by proxy at the Special Meeting and entitled to vote and voting on the proposal.
If you have any questions concerning the Merger Agreement, the Plan of Merger, the Transactions, the Special Meeting or the proxy statement, or would like additional copies of the proxy statement or need help voting your Ordinary Shares, please contact our proxy solicitor:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Holders may call toll free: 1 (877) 750-8240 (from the U.S. and Canada)
From outside the U.S. and Canada, please call:
+1 (412) 232-3651
Banks and Brokers may call collect:
(212) 750-5833
Email (for material requests only):
info@innisfreema.com
On behalf of the Board of Directors, I thank you for your support and appreciate your consideration of this matter.
Sincerely,
/s/ Nilesh Lakhani

Nilesh Lakhani
Chairman of the Board
Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Merger, passed upon the merits or fairness of the Merger Agreement or the Transactions, including the proposed Merger, or passed upon the adequacy or accuracy of the information contained in this proxy statement or any document incorporated by reference herein. Any representation to the contrary is a criminal offense.

DESPEGAR.COM, CORP.
(BVI COMPANY NUMBER 1936519)
(“Despegar”)
NOTICE OF SPECIAL MEETING OF ORDINARY SHAREHOLDERS
TO BE HELD ON MARCH 4, 2025
NOTICE IS HEREBY GIVEN that a special meeting of shareholders (including any adjournments or postponements thereof, the “Special Meeting”) of Despegar.com, Corp., a British Virgin Islands business company with limited liability (“Despegar”), is to be held on March 4, 2025, at 1:00 p.m. (British Virgin Islands time) at Despegar’s principal executive office located at 4th Floor, Commerce House, Wickhams Cay
1, Road Town, Tortola, British Virgin Islands.
The Special Meeting is to be held for the following purposes:
AGENDA
1.
To consider and vote on the proposal to adopt and approve (i) the Agreement and Plan of Merger, dated December 23, 2024 (such agreement, as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), by and among MIH Internet Holdings B.V., a Netherlands private limited liability company (besloten vennootschap) (“Parent”) and a wholly-owned subsidiary of Prosus N.V. (“Prosus”), MIH Investments Merger Sub Limited, a British Virgin Islands business company with limited liability (“Merger Sub”) and a wholly-owned indirect subsidiary of Parent, and Despegar, providing for the acquisition of Despegar by Parent via the Merger (as defined below), (ii) the plan of merger attached as Annex B to the accompanying proxy statement and in substantially the form agreed to in the Merger Agreement (the “Plan of Merger”), and (iii) all transactions contemplated by the foregoing (including, without limitation, the finalization, execution and filing of the articles of merger and Plan of Merger with the Registry of Corporate Affairs in the British Virgin Islands) (the “Merger Proposal”).

Upon the terms and subject to the conditions of the Merger Agreement and the Plan of Merger, Parent will acquire Despegar via a merger of Merger Sub with and into Despegar, with the separate corporate existence of Merger Sub thereupon ceasing and Despegar continuing as the surviving company and a wholly-owned indirect subsidiary of Parent (the “Merger”); and
2.
To consider and vote on any proposal to adjourn the Special Meeting to a later date or dates, if necessary or appropriate, including to solicit additional proxies to approve the Merger Proposal if there are insufficient votes to adopt the Merger Proposal at the time of the Special Meeting (the “Adjournment Proposal”).

Only holders of ordinary shares, without par value per share, of Despegar (each a “Ordinary Share” and collectively, the “Ordinary Shares”) of record as of the close of business on January 27, 2025, the record date for the Special Meeting, are entitled to notice of the Special Meeting and to vote at the Special Meeting or any adjournment, postponement or other delay thereof.
Concurrently with the execution of the Merger Agreement on December 23, 2024, each of Nilesh Lakhani, Damián Scokin, Michael Doyle, Martín Rastellino and LCLA Daylight LP (collectively, the “Voting Agreement Signatories”), entered into a Voting and Support Agreement with Parent (the “Voting Agreement”) (the form of which is attached as Exhibit C to the Merger Agreement, which is attached as Annex A to the accompanying proxy statement). Under the Voting Agreement, each Voting Agreement Signatory has, among other things, agreed to, during the term of the Voting Agreement, vote the Ordinary Shares held by such Voting Agreement Signatory in favor of the Merger Proposal (and in the case of LCLA Daylight LP, also to vote the series A preferred shares held by LCLA Daylight LP in favor of the Merger Proposal). For more information regarding the Voting Agreement, please see the section captioned “The Merger Agreement — Voting and Support Agreement” in the accompanying proxy statement.
The proxy statement of which this notice is part provides a detailed description of the Merger Agreement, the Merger contemplated thereby and the other matters to be considered at the Special

Meeting. A summary of the Merger Agreement is included in the accompanying proxy statement under the caption “Proposal 1: Adoption of the Merger Agreement” and a copy of the Merger Agreement is attached as Annex A to the accompanying proxy statement, each of which is incorporated by reference into this notice to the same extent as if fully set forth herein. You are encouraged to carefully read the proxy statement (including the annexes thereto) and any other documents incorporated by reference in their entirety.
Despegar’s Board of Directors (the “Board of Directors”) recommends that you vote: (1) “FOR” the approval of the Merger Proposal and (2) “FOR” the approval of the Adjournment Proposal.
The director affiliated with Expedia Group, Inc. did not participate in the deliberations of the Board of Directors relating to any Potential Transaction.
All holders of Ordinary Shares are invited to attend the Special Meeting. Whether or not you plan to attend the Special Meeting, please sign, date and return, as promptly as possible, the enclosed proxy card in the accompanying prepaid reply envelope or grant your proxy electronically over the Internet or by telephone (using the instructions provided in the enclosed proxy card). If you attend the Special Meeting and vote, your vote will revoke any proxy that you have previously submitted. If you hold your Ordinary Shares in “street name,” you should instruct your bank, broker or other nominee how to vote your Ordinary Shares in accordance with the voting instruction form that you will receive from your bank, broker or other nominee. Your bank, broker or other nominee cannot vote on any of the proposals, including the Merger Proposal, without your instructions.
/s/ Nilesh Lakhani

Nilesh Lakhani
Chairman of the Board
Dated: January 30, 2025
DESPEGAR.COM, CORP.
Commerce House
4th Floor
Wickhams Cay 1
Road Town, Tortola VG1110
British Virgin Islands

PROXY STATEMENT
FOR THE SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON MARCH 4, 2025
IMPORTANT NOTICE REGARDING THE PROXY MATERIALS
This proxy statement is dated January 30, 2025, and is first being mailed to our shareholders on or about January 30, 2025.
This proxy statement is available on the Investor Relations page of our website at https://investor.despegar.com/financials/proxy-statements/default.aspx. The information provided on, or accessible through, our website is not part of this proxy statement, and therefore is not incorporated herein by reference. We intend to commence mailing these proxy materials on or about January 30, 2025, to all shareholders of record entitled to vote at the Special Meeting.
YOUR VOTE IS IMPORTANT
WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, WE ENCOURAGE YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE: (1) BY TELEPHONE; (2) THROUGH THE INTERNET; OR (3) BY SIGNING AND DATING THE ENCLOSED PROXY CARD AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED. You may revoke your proxy or change your vote at any time before it is voted at the Special Meeting.
If you hold your Ordinary Shares in “street name,” you should instruct your bank, broker or other nominee how to vote your Ordinary Shares in accordance with the voting instruction form that you will receive from your bank, broker or other nominee. Your broker or other agent cannot vote on any of the proposals, including the Merger Proposal, without your instructions.
If you are a shareholder of record, voting at the Special Meeting will revoke any proxy that you previously submitted. If you hold your Ordinary Shares through a bank, broker or other nominee, you must obtain a legal proxy in order to vote at the Special Meeting. Once your bank, broker or other nominee issues the legal proxy, any voting instructions you may have previously given to your bank, broker or other nominee with respect to those Ordinary Shares will be revoked, and your Ordinary Shares will not be counted with respect to establishing quorum unless you attend the Special Meeting and they will not be counted with respect to any of the proposals unless you vote by ballot at the Special Meeting.
A quorum is necessary to adopt the Merger Proposal and the Adjournment Proposal. Only Ordinary Shares present or represented by proxy at the Special Meeting will be counted in determining whether a quorum is present. Your Ordinary Shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your bank, broker or other nominee based on your instructions) or if you attend the Special Meeting (irrespective of whether or not you vote at the Special Meeting).
You should carefully read and consider this entire proxy statement and its annexes, including, but not limited to, the Merger Agreement and the Plan of Merger, along with all of the documents incorporated by reference into this proxy statement, as they contain important information about, among other things, the Transactions and how they affect you. If you have any questions concerning the Merger Agreement, the Plan of Merger, the Transactions, the Special Meeting or the proxy statement, or would like additional copies of the proxy statement or need help voting your Ordinary Shares, please contact our proxy solicitor:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Holders may call toll free: 1 (877) 750-8240 (from the U.S. and Canada)
From outside the U.S. and Canada, please call:
+1 (412) 232-3651
Banks and Brokers may call collect:
(212) 750-5833
Email (for material requests only):
info@innisfreema.com

i

Annex A
Merger Agreement

Annex B
Plan of Merger

Annex C
Opinion of Goldman Sachs & Co. LLC

Annex D
Section 179 of the British Virgin Islands Business Companies Act (as Revised)

ii

SUMMARY
This summary highlights selected information from this proxy statement related to the merger of MIH Investments Merger Sub Limited, a wholly-owned indirect subsidiary of MIH Internet Holdings B.V., with and into Despegar.com, Corp. (the “Merger” and, together with the other transactions contemplated by the Merger Agreement and Plan of Merger (as each is defined below), the “Transactions”), and may not contain all of the information that is important to you. To understand the Transactions more fully and for a more complete description of the legal terms of the Transactions, you should carefully read and consider this entire proxy statement and all annexes to this proxy statement, including, but not limited to, the Merger Agreement and the Plan of Merger, along with all of the documents to which we refer in this proxy statement, as they contain important information about, among other things, the Transactions and how they affect you. You may obtain the information incorporated by reference in this proxy statement without charge by following the instructions under the caption “Where You Can Find More Information.” The Merger Agreement and the Plan of Merger are attached as Annex A and Annex B, respectively, to this proxy statement. You should carefully read and consider the entire Merger Agreement and the Plan of Merger, which are the legal document that governs the Transactions.
Except as otherwise specifically noted in this proxy statement, “Despegar,” “we,” “our,” “us” and similar words refer to Despegar.com, Corp., including, in certain cases, its subsidiaries. Throughout this proxy statement, we refer to MIH Internet Holdings B.V. as “Parent” and MIH Investments Merger Sub Limited as “Merger Sub.” In addition, throughout this proxy statement we refer to the Agreement and Plan of Merger, dated December 23, 2024, by and among Parent, Merger Sub and Despegar, as it may be amended, modified or supplemented from time to time, as the “Merger Agreement,” the date of the Merger Agreement as the “Signing Date,” the plan of merger attached as Annex B to this proxy statement as the “Plan of Merger” and the holders of our Ordinary Shares as “shareholders.” All references to “dollars” and “$” in this proxy statement are to U.S. dollars. Unless indicated otherwise, any other capitalized term used herein but not otherwise defined herein has the meaning assigned to such term in the Merger Agreement.
The Special Meeting
Date, Time, Place and Purpose of the Special Meeting
A special meeting of shareholders (including any adjournments or postponements thereof, the “Special Meeting”) to consider and vote on the proposal to adopt and approve the Merger Agreement, the Plan of Merger and all transactions contemplated by the foregoing, will be held on March 4, 2025, at 1:00 p.m. (British Virgin Islands time) at Despegar’s principal executive office located at 4th Floor, Commerce House, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.
At the Special Meeting, shareholders of record as of the close of business on January 27, 2025 (the “Record Date”), will be asked to consider and vote on:
•
a proposal to adopt and approve the Merger Agreement, the Plan of Merger and all transactions contemplated by the foregoing (including, without limitation, the finalization, execution and filing of the articles of merger and Plan of Merger with the Registry of Corporate Affairs in the British Virgin Islands) (the “Merger Proposal”); and

•
a proposal to adjourn the Special Meeting to a later date or dates, if necessary or appropriate, including to solicit additional proxies to approve the Merger Proposal if there are insufficient votes to approve the Merger Proposal at the time of the Special Meeting (the “Adjournment Proposal”).

We do not expect that any matters other than the proposals set forth above will be brought before the Special Meeting, and only matters specified in the notice of the meeting may be acted upon at the Special Meeting.
Record Date; Shares Entitled to Vote; Quorum
You are entitled to receive notice of, and vote at, the Special Meeting if you owned any ordinary share(s), without par value per share (each an “Ordinary Share” and collectively, the “Ordinary Shares”), on the Record Date. Each holder shall be entitled to one (1) vote for each Ordinary Share owned on the Record Date on all matters properly coming before the Special Meeting.
As of the Record Date, there were 83,613,807 Ordinary Shares outstanding and entitled to vote at the Special Meeting. A quorum is necessary to approve the Merger Proposal. A quorum is the minimum number of shares entitled to vote that are required to be present (either in person or by proxy) at the Special Meeting for the meeting to be properly held under the Amended and Restated Memorandum and Articles of Association of Despegar and the laws of the British Virgin Islands. The presence, in person or by proxy, of the holders of record of not less than a simple majority of the votes of the outstanding Ordinary Shares entitled to vote on the resolutions to be considered at the Special Meeting shall constitute a quorum for the transaction of business at the Special Meeting. Only Ordinary Shares present or represented by proxy at the Special Meeting will be counted in determining whether a quorum is present. Your Ordinary Shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your bank, broker or other nominee based on your instructions), if you vote at the meeting or if you attend the Special Meeting but abstain from voting. If you return a properly signed proxy card without indicating voting preferences on the proxy card, the Ordinary Shares represented by that proxy will be counted as present for purposes of establishing a quorum at the Special Meeting and all of such Ordinary Shares will be voted as recommended by Despegar’s Board of Directors (the “Board of Directors”). However, if you hold your Ordinary Shares in “street name” and give voting instructions to the bank, broker or other nominee with respect to at least one of the proposals, but give no instruction as to the other proposal, then those Ordinary Shares will be deemed present at the Special Meeting for purposes of establishing a quorum at the Special Meeting, and will be voted as instructed with respect to any proposal as to which instructions were given. If you hold your Ordinary Shares in “street name” and do not give any instruction to your bank, broker or other nominee as to how your Ordinary Shares should be voted at the Special Meeting for any proposal, those Ordinary Shares will not be entitled to vote on any proposal at the Special Meeting and will not be counted for purposes of establishing a quorum.
As of January 27, 2025, the Record Date for the Special Meeting, 41,806,904 Ordinary Shares constitute a majority of the outstanding Ordinary Shares entitled to vote on the resolutions to be considered at the Special Meeting. The Special Meeting may be adjourned whether or not a quorum is present.
Vote Required; Abstentions and Failure to Vote
The Special Meeting
The affirmative vote of not less than a simple majority of those holders of Ordinary Shares present in person or represented by proxy at the Special Meeting and entitled to vote and voting is required to approve the Merger Proposal (the “Ordinary Shareholder Approval”).
Certain holders of Ordinary Shares entered into the Voting and Support Agreement with Parent on December 23, 2024, pursuant to which each Voting Agreement Signatory (as defined in the section of this proxy statement captioned “Summary — Voting Agreement”) has agreed to, among other things, during the term of such agreement, vote the Ordinary Shares held by such Voting Agreement Signatory in favor of the Merger. The Voting Agreement Signatories collectively hold 8,693,174 Ordinary Shares as of the Record Date, representing approximately 10.4% of the Ordinary Shares outstanding.
If a quorum is present at the Special Meeting, the affirmative vote of not less than a simple majority of those holders of Ordinary Shares present in person or represented by proxy and entitled to vote and voting is required to adopt the Merger Proposal and the Adjournment Proposal. If you abstain from voting, that abstention will not have an effect on the Merger Proposal and/or the Adjournment Proposal, as the case may be. However, abstentions are counted as Ordinary Shares present or represented by proxy at the Special Meeting for purposes of determining whether a quorum is present at the Special Meeting.
If you hold your Ordinary Shares in “street name,” you should instruct your bank, broker or other nominee how to vote your Ordinary Shares in accordance with the voting instruction form that you will receive from your bank, broker or other nominee. Your bank, broker or other nominee cannot vote on any of the proposals, including the Merger Proposal, without your instructions.

Because brokers, banks and other nominees do not have discretionary voting authority with respect to the Merger Proposal or the Adjournment Proposal, if a beneficial owner of Ordinary Shares held in “street name” does not give voting instructions to the bank, broker or other nominee with respect to any of the proposals, then those Ordinary Shares will not be present or represented by proxy at the Special Meeting and will not be counted for purposes of determining whether a quorum is present at the Special Meeting. However, if a beneficial owner of Ordinary Shares held in “street name” gives voting instructions to the bank, broker or other nominee with respect to at least one of the proposals, but gives no instruction as to one or more of the other proposals, then those Ordinary Shares will be deemed present at the Special Meeting for purposes of establishing a quorum at the Special Meeting, and will be voted as instructed with respect to any proposal as to which instructions were given.
The Preferred Shareholder Class Meeting
A separate meeting of the holder(s) of the Series A Preferred Shares was held on January 21, 2025, at which the sole holder of the Series A Preferred Shares voted in favor of the Merger Proposal (the “Series A Preferred Shareholder Approval”).
LCLA Daylight LP is the registered and beneficial owner of 150,000 Series A Preferred Shares, representing all of the issued and outstanding Series A Preferred Shares. In connection with the Merger Agreement, on December 23, 2024, LCLA Daylight LP and certain other shareholders signatory thereto entered into a Voting and Support Agreement with Parent pursuant to which LCLA Daylight LP agreed, among other things and subject to the terms and conditions of the Voting Agreement (as defined in the section of this proxy statement captioned “Summary — Voting Agreement”), to vote the Series A Preferred Shares beneficially owned by LCLA Daylight LP in favor of the Merger Proposal.
The Merger is not conditioned on obtaining the Series A Preferred Shareholder Approval, although such approval has now been obtained.
Shares Held by Despegar’s Directors and Executive Officers
As of the Record Date, our directors and executive officers beneficially owned and were entitled to vote, in the aggregate, 1,245,820 Ordinary Shares, representing approximately 1.5% of the Ordinary Shares outstanding on the Record Date.
We currently expect that all of our directors and executive officers who own Ordinary Shares will vote their Ordinary Shares (i) “FOR” the approval of the Merger Proposal and (ii) “FOR” the approval of the Adjournment Proposal.
The Merger
Parties Involved in the Merger
Despegar.com, Corp. (Despegar)
Despegar was founded in 1999 as Decolar.com, Inc., as a pioneering online travel technology company, with the goal to empower travelers in Latin America by offering them a seamless and comprehensive platform for planning and booking their trips. Despegar introduced a novel approach to travel, transitioning from traditional, in-person travel bookings to a comprehensive online platform that offers extensive travel options including hotels, flights, and vacation packages and built the only pan-regional leisure travel brand in Latin America.
Despegar was formed as a business company incorporated in the British Virgin Islands on February 10, 2017. On May 3, 2017, the shareholders of its predecessor, Decolar.com, Inc., exchanged their shares for ordinary shares of Despegar.com, Corp. to create a new holding company. Following this exchange, Decolar.com, Inc. became a wholly-owned subsidiary of Despegar. On September 19, 2017, Despegar completed its initial public offering on the New York Share Exchange, Inc. (the “NYSE”).

Today, Despegar is a premier travel technology company operating in the global $2 trillion travel market with a focus on Latin America. Despegar has presence in 18 markets and covers more than 80% of the region’s population, with a leading online presence in key markets like Brazil, Mexico, Argentina, Chile and Colombia.
Despegar’s principal executive office is located at Commerce House, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands, and its telephone number is +1 (284) 852-1195.
MIH Internet Holdings B.V. (Parent)
Parent is a private limited liability company (besloten vennootschap) incorporated in the Netherlands and a wholly-owned subsidiary of Prosus N.V. (“Prosus”). Prosus is a global technology company with investments in more than 100 companies across the world. With leading positions in Food Delivery, Classifieds and Fintech, Prosus has created its own unique technology ecosystem, driving innovation, knowledge sharing and growth across its portfolio. Through its Prosus Ventures team, Prosus invests in new technology growth opportunities within AI, social and ecommerce platforms, fintech, B2B software, logistics, health, blockchain, agriculture and more.
Parent’s principal corporate offices are located at Symphony Offices, Gustav Mahlerplein 5, Amsterdam 1082 MS, the Netherlands, and its telephone number is +31 23 569 2300.
MIH Investments Merger Sub Limited (Merger Sub)
MIH Investments Merger Sub Limited, referred to as “Merger Sub,” is a British Virgin Islands business company with limited liability and a wholly-owned indirect subsidiary of Parent and was formed on December 18, 2024, solely for the purpose of engaging in the transactions contemplated by the Merger Agreement. Merger Sub has not engaged in any business activities other than in connection with the transactions contemplated by the Merger Agreement. Upon the completion of the Merger, the separate corporate existence of Merger Sub will cease and Despegar will continue as the surviving company and a wholly-owned indirect subsidiary of Parent (the “Surviving Company”). Merger Sub’s principal executive offices are located at Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands, and its telephone number is +31 23 569 2300.
Effect of the Merger
Upon the terms and subject to the conditions of the Merger Agreement, Merger Sub will merge with and into Despegar, with the separate corporate existence of Merger Sub thereupon ceasing and Despegar continuing as the Surviving Company and a wholly-owned indirect subsidiary of Parent. As a result of the Merger, Despegar’s Ordinary Shares will no longer be publicly traded, and will be delisted from the NYSE. In addition, the Ordinary Shares will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Despegar will no longer file periodic reports under the Exchange Act with the United States Securities and Exchange Commission (the “SEC”). If the Merger is completed, you will not own any shares of the Surviving Company.
The Effective Time (as defined in the section of this proxy statement captioned “Proposal 1: Adoption of the Merger Agreement — Closing and Effective Time”) will occur upon the Articles of Merger, a form of which were attached as Exhibit A to the Merger Agreement, being duly registered by the Registrar of Corporate Affairs of the British Virgin Islands (the “Registrar”), or at such other date or time as Parent and Despegar agree in writing (subject to the requirements of the BVI Business Companies Act (Revised Edition 2020) (as amended) (the “BVI Act”)) and specified in the Articles of Merger.
Effect on Despegar if the Merger is Not Completed
If the Merger Proposal is not adopted by the shareholders, or if the Merger is not completed for any other reason:
•
the shareholders will not be entitled to, nor will they receive, any payment for their Ordinary Shares pursuant to the Merger Agreement;

•
(i) Despegar will remain an independent public company, (ii) the Ordinary Shares will continue to be listed and traded on the NYSE and registered under the Exchange Act, and (iii) Despegar will continue to file periodic reports under the Exchange Act with the SEC;

•
under certain specified circumstances, Despegar will be required to pay Parent a termination fee of $49,600,000 (the “Despegar Termination Fee”) upon or following the termination of the Merger Agreement; and

•
under certain specified circumstances, Parent will be required to pay Despegar a termination fee of $66,100,000 (the “Parent Termination Fee”) following the termination of the Merger Agreement.

For more information, please see the section of this proxy statement captioned “Proposal 1: Adoption of the Merger Agreement — Termination Fees and Expenses.”
Merger Consideration
Ordinary Shares
At the Effective Time, each Ordinary Share issued and outstanding immediately prior to the Effective Time, (other than Ordinary Shares (i) held in treasury by Despegar or owned by any direct or indirect wholly-owned Despegar subsidiary or owned by Merger Sub, Parent or any direct or indirect wholly-owned subsidiary of Parent immediately prior to the Effective Time (which will be automatically cancelled at the Effective Time for no consideration) or (ii) outstanding immediately prior to the Effective Time and held by a registered holder that has properly demanded, and has not withdrawn or lost, its dissenters’ rights for such shares in accordance with Section 179 of the BVI Act and otherwise complied with all provisions of the BVI Act relevant to the exercise and perfection of dissenters’ rights (the “Dissenting Shares,” and collectively with the Ordinary Shares described in clause (i), the “Excluded Shares”)), will be cancelled and converted automatically into the right to receive $19.50 in cash, without interest (the “Ordinary Share Consideration” and together with the “Series A Preferred Share Consideration” (defined below), the “Merger Consideration”).
At or prior to the Effective Time, Parent will deposit, or cause Merger Sub to deposit, with the Paying Agent (as defined in the section of this proxy statement captioned “Proposal 1: Adoption of the Merger Agreement — Exchange and Payment Procedures”), for the benefit of the holders of Ordinary Shares (other than Excluded Shares) and the holder(s) of Series A Preferred Shares, cash in an amount sufficient to pay the aggregate Merger Consideration required to be paid in respect of the Ordinary Shares and the Series A Preferred Shares under the Merger Agreement. For more information, please see the section of this proxy statement captioned “Proposal 1: Adoption of the Merger Agreement — Exchange and Payment Procedures.”
After the Merger is completed, you will have the right to receive the Ordinary Share Consideration in respect of each Ordinary Share that you own, but you will no longer have any rights as a shareholder or beneficial owner of Ordinary Shares. Shareholders or beneficial owners of Ordinary Shares who properly exercise their dissenters’ rights have the right to receive payment for the “fair value” of their Ordinary Shares in accordance with Section 179 of the BVI Act. For more information, please see the section of this proxy statement captioned “The Merger — Dissenters’ Rights.”
Series A Preferred Shares
At the Effective Time, each Series A Preferred Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive a cash price per Series A Preferred Share equal to (a) the product of (x) 110.0% and (y) the sum of (i) $1,000 per share and (ii) any Accrued Dividends (as defined in the Amended and Restated Memorandum and Articles of Association of Despegar) per Series A Preferred Share, plus (b) without duplication, any accrued and unpaid dividends to, but excluding, the date on which the closing of the Merger occurs (the “ Series A Preferred Share Consideration”).
Treatment of Despegar Equity Awards
The Merger Agreement provides that, at the Effective Time:
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each outstanding stock option to purchase Ordinary Shares granted to an employee or non-employee service provider (each, a “Despegar Stock Option”), whether vested or unvested, (i) with an exercise price per share that is less than the Ordinary Share Consideration will be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (x) the amount by which the Ordinary Share Consideration exceeds the applicable exercise price per share of the Despegar Stock Option and (y) the aggregate number of shares remaining issuable upon exercise of the Despegar Stock Option, less applicable taxes and authorized deductions and (ii) with an exercise price per share that is equal to or greater than the Ordinary Share Consideration will be cancelled without the payment of consideration;
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each outstanding restricted stock unit granted to an employee or non-employee service provider, whether share-settled or cash-settled (each, a “Despegar RSU”), that is vested but not settled as of immediately prior to the Effective Time (each, a “Vested Despegar RSU”), will be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the Ordinary Share Consideration and (ii) the aggregate number of shares subject to such Vested Despegar RSU, less applicable taxes and authorized deductions;

•
each outstanding Despegar RSU that was granted on or following the date of the Merger Agreement (each, a “Continued RSU”) will remain outstanding as a restricted stock unit in respect of the Surviving Company’s ordinary shares (each, a “Surviving Company RSU”) on substantially the same terms and conditions as in effect immediately prior to the Effective Time, subject to any adjustments to prevent the dilution or enlargement of rights, which Surviving Company RSUs may be settled in cash or publicly traded equity securities (such as “N” ordinary shares in the capital of Prosus) at the written election of the holder, in each case, less applicable taxes and authorized deductions; and

•
each outstanding Despegar RSU that is not a Vested Despegar RSU or Continued RSU (each, an “Other RSU”) will be cancelled and converted into a contingent right to receive, subject to the same vesting terms and conditions and settlement schedule as the corresponding Other RSU immediately prior to the Effective Time, an amount in cash, without interest, equal to the product of (i) the Ordinary Share Consideration and (ii) the aggregate number of shares subject to such Other RSU, less applicable taxes and authorized deductions (a “Restricted Cash Award”).

Recommendation of the Transaction Committee and the Despegar Board of Directors
Transaction Committee
In response to a preliminary, non-binding indication of interest, for the acquisition of Despegar, received by the Board of Directors on September 24, 2024, the Board of Directors established a committee of the Board of Directors comprising Nilesh Lakhani, Martín Rastellino and Mike Doyle (the “Transaction Committee”) to, on behalf of the Board of Directors, evaluate, consider and, if the Transaction Committee deemed appropriate, negotiate the indication of interest, any alternative offer or proposal made by any other party and other strategic alternatives for Despegar (each such alternative, a “Potential Transaction”).
The Board of Directors delegated to the Transaction Committee the power and authority of the Board of Directors to, among other things: (a) establish, approve, modify, monitor and direct the process and procedures related to the review and evaluation of any Potential Transaction, including the authority to determine not to proceed with any such process, procedures, review or evaluation, (b) respond to any communications, inquiries or proposals regarding any Potential Transaction, (c) review, evaluate, investigate, pursue and negotiate the terms and conditions of any Potential Transaction, (d) solicit expressions of interest or other proposals for a Potential Transaction to the extent the Transaction Committee deemed appropriate, (e) recommend to the Board of Directors whether any Potential Transaction is advisable and fair to, and in the best interests of, Despegar and its shareholders, (f) recommend rejection or approval of any Potential Transaction to the Board of Directors, (g) review, analyze, evaluate and monitor all proceedings and activities of Despegar related to any Potential Transaction, (h) retain such financial, legal and other advisors as the Transaction Committee deemed to be necessary or appropriate, and (i) take such other actions as the Transaction Committee deemed to be necessary or appropriate for the Transaction Committee to discharge its duties. Throughout the process that ensued, the Transaction Committee reported to the Board of Directors on a regular basis and the Board of Directors expressly retained its overall authority to approve any Potential Transaction that may be recommended by the Transaction Committee.

The Transaction Committee, as more fully described below, with the assistance of its financial and legal advisors, considered, evaluated and negotiated the Merger Agreement, the Merger and the other Transactions to be consummated by Despegar. The Transaction Committee, pursuant to resolutions adopted at a meeting of the Transaction Committee held on December 22, 2024, unanimously (a) determined that the Merger Agreement, the Merger and the other Transactions to be consummated by Despegar are advisable and fair to, and in the best interests of, Despegar and its shareholders, (b) recommended that the Board of Directors authorize and approve the execution, delivery and performance by Despegar of the Merger Agreement and the consummation by Despegar of the Transactions to be consummated by Despegar, including the Merger, and (c) recommended that, subject to approval by the Board of Directors, the Board of Directors recommend adoption of the Merger Agreement and approval of the Merger by the shareholders of Despegar and direct that the adoption of the Merger Agreement be submitted to a vote of Despegar’s shareholders. For a description of the reasons considered by the Transaction Committee, see the section of this proxy statement captioned “The Merger — Recommendations of the Transaction Committee and the Board of Directors and Reasons for the Merger.”
The Board of Directors
The Board of Directors, after considering various factors described in this proxy statement under the caption, “The Merger — Recommendations of the Transaction Committee and the Board of Directors and Reasons for the Merger” and acting upon the recommendation of the Transaction Committee, has: (i) determined that the Merger Agreement, the Merger and the other Transactions to be consummated by Despegar, are advisable and fair to, and in the best interests of, Despegar and its shareholders, (ii) duly authorized and approved the execution, delivery and performance by Despegar of the Merger Agreement and the consummation by Despegar of the Transactions to be consummated by Despegar, including the Merger, (iii) resolved, subject to Section 6.03(e) of the Merger Agreement, to recommend adoption of the Merger Agreement and approval of the Merger by the shareholders of Despegar; and (iv) directed that the adoption of the Merger Agreement and the approval of the Merger be submitted to a vote of the shareholders of Despegar.
The Board of Directors recommends that shareholders vote: (i) “FOR” the approval of the Merger Proposal and (ii) “FOR” the approval of the Adjournment Proposal.
The director affiliated with Expedia Group, Inc. (the “Expedia Director”) did not participate in the deliberations of the Board of Directors relating to any Potential Transaction.
Prior to receipt of the Ordinary Shareholder Approval, under certain specified circumstances:
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following the receipt of a written Acquisition Proposal (as defined in the section of this proxy statement captioned “Proposal 1: Adoption of the Merger Agreement — The “No Shop” Period — No Solicitation of Other Offers”) that did not result from a material breach of Despegar’s no solicitation obligations set forth in the Merger Agreement, the Board of Directors may withdraw or change the foregoing recommendation and cause Despegar to terminate the Merger Agreement by written notice to Parent (subject to the payment of the Despegar Termination Fee) in order for Despegar or a subsidiary of Despegar to enter into a written Acquisition Proposal if the Board of Directors determines in good faith (after consultation with its outside legal counsel and outside financial advisor) that such Acquisition Proposal is a Superior Proposal (as defined in the section of this proxy statement captioned “Proposal 1: Adoption of the Merger Agreement — The “No Shop” Period — No Solicitation of Other Offers”) and determines in good faith (after consultation with its outside legal counsel) that a failure to so withdraw or change the foregoing recommendation and terminate the Merger Agreement would be reasonably likely to be inconsistent with its fiduciary duties under applicable law; or

•
if an Intervening Event (as defined in the section of this proxy statement captioned “Proposal 1: Adoption of the Merger Agreement  — The “No Shop” Period — No Solicitation of Other Offers”) occurs and as a result thereof the Board of Directors determines in good faith (after consultation with its outside legal counsel) that the failure to so withdraw or change the foregoing recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, the Board of Directors may withdraw or change the foregoing recommendation.

In each case of the foregoing bullets, such withdrawal or change of recommendation is subject to, among other things, the matching rights in favor of Parent (as further described in the section of this proxy statement captioned “Proposal 1: Adoption of the Merger Agreement —  The Board of Directors’ Recommendation; Despegar Adverse Recommendation Change”). The Board of Directors cannot withdraw or change the foregoing recommendation unless it complies with certain procedures in the Merger Agreement, including, but not limited to, providing Parent four (4) business days to make adjustments in the terms and conditions of the Merger Agreement in response to any such Acquisition Proposal and an additional two (2) business days to make such adjustments in response to any changes to the financial or other material terms of such Acquisition Proposal.
The termination of the Merger Agreement by Parent or the Company, prior to receipt of the Ordinary Shareholder Approval, following the withdrawal or change by the Board of Directors of its recommendation that the shareholders adopt the Merger Agreement will result in the payment by Despegar of the Despegar Termination Fee. For more information, please see the section of this proxy statement captioned “Proposal 1: Adoption of the Merger Agreement — The Board of Directors’ Recommendation; Despegar Adverse Recommendation Change.”
Opinion of Transaction Committee’s Financial Advisor
At a meeting of the Transaction Committee, Goldman Sachs & Co. LLC (“Goldman Sachs”) rendered its oral opinion, subsequently confirmed in writing by delivery of a written opinion, to the Transaction Committee that, as of December 23, 2024, and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the Ordinary Share Consideration to be paid to the holders (other than Parent and its affiliates) of Ordinary Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.
The full text of the written opinion of Goldman Sachs, dated December 23, 2024, which sets forth assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with Goldman Sachs’ opinion, is attached as Annex C to this proxy statement. The summary of Goldman Sachs’ opinion contained in this proxy statement is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Transaction Committee and, with respect to such opinion, the Board of Directors, in connection with their consideration of the Merger. Goldman Sachs’ opinion is not a recommendation as to how any holder of Ordinary Shares should vote with respect to the Merger or any other matter.
Pursuant to an engagement letter between the Transaction Committee, Despegar and Goldman Sachs, Despegar has agreed to pay Goldman Sachs a transaction fee of approximately $24 million, all of which is contingent upon the consummation of the Merger.
For additional information, see the section entitled “The Merger — Summary of Financial Analysis — Opinion of the Transaction Committee’s Financial Advisor” and Annex C to this proxy statement.
Interests of Despegar’s Directors and Executive Officers in the Merger
When considering the foregoing recommendations of the Transaction Committee and the Board of Directors that you vote to approve the proposal to adopt the Merger Agreement, shareholders should be aware that, aside from their interests as holders of Ordinary Shares, Despegar’s directors and executive officers may have interests in the Merger that are different from, or in addition to, your interests as a shareholder. To the extent that such interests existed at the time, the Transaction Committee and the Board of Directors were aware of and considered these interests, among other matters.
These interests include:
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at the Effective Time, each Despegar Stock Option with an exercise price per share that is less than the Ordinary Share Consideration will be cancelled and converted into the right to receive the Ordinary Share Consideration, as described in more detail in the section of this proxy statement captioned “The Merger — Interests of Despegar’s Directors and Executive Officers in the Merger — Treatment of Despegar Stock Options;”

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at the Effective Time, (i) each Vested Despegar RSU will be cancelled and converted into the right to receive the Ordinary Share Consideration, (ii) each Continued RSU will be cancelled and converted into the right to receive Surviving Company RSUs and (iii) each Other RSU will be cancelled and converted into the right to receive a Restricted Cash Award, in each case as described in more detail in the section of this proxy statement captioned “The Merger — Interests of Despegar’s Directors and Executive Officers in the Merger — Treatment of Despegar RSUs”;

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accelerated vesting of Surviving Company RSUs and Restricted Cash Awards in the event of an involuntary termination of employment without cause within 12 months following the consummation of the Transactions, as described in more detail in the section of this proxy statement captioned “The Merger — Interests of Despegar’s Directors and Executive Officers in the Merger — Treatment of Despegar RSUs”;

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eligibility of certain Despegar key employees to receive retention and transaction bonuses in connection with the consummation of the Transactions, as described in more detail in the section of this proxy statement captioned “The Merger — Interests of Despegar’s Directors and Executive Officers in the Merger — Retention and Transaction Bonuses”;

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continued indemnification and directors’ and officers’ liability insurance to be provided by the Surviving Company, as described in more detail in the section of this proxy statement captioned “The Merger — Interests of Despegar’s Directors and Executive Officers in the Merger — Insurance and Indemnification of Directors and Executive Officers”;

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prior to and following the Closing, certain of Despegar’s executive officers may have discussions and may enter into agreements with Parent, the Surviving Company or their respective subsidiaries or affiliates, as applicable, regarding service with the Surviving Company or one or more of its affiliates on and after the Closing Date, as described in more detail in the section of this proxy statement captioned “The Merger — Interests of Despegar’s Directors and Executive Officers in the Merger — Arrangements with Parent”; no such discussions regarding future employment or compensation arrangements have occurred as of the date of this proxy statement;

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certain non-employee directors of Despegar are entitled to receive compensation for their service on the Transaction Committee as described in the section of this proxy statement captioned “The Merger — Interests of Despegar’s Directors and Executive Officers in the Merger — Transaction Committee Fees”; and

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Ramiro Lauzan has been appointed to the Board of Directors by LCLA Daylight LP, the holder of all the issued and outstanding Series A Preferred Shares.

If the proposal to adopt the Merger Agreement is approved, the Ordinary Shares held by Despegar’s directors and executive officers will be treated in the same manner as outstanding Ordinary Shares held by all other shareholders. For more information on the interests of Despegar’s directors and executive officers in the Merger, please see the section of this proxy statement captioned “The Merger — Interests of Despegar’s Directors and Executive Officers in the Merger.”
Voting Agreement
In connection with the execution of the Merger Agreement, each of Nilesh Lakhani, Damián Scokin, Michael Doyle, Martín Rastellino and LCLA Daylight LP (collectively, the “Voting Agreement Signatories”), and Parent entered into a Voting and Support Agreement (the “Voting Agreement”) (the form of which is attached as Exhibit C to the Merger Agreement, which is attached as Annex A to this proxy statement). As of the Record Date, the Voting Agreement Signatories held, in the aggregate, 8,693,174 Ordinary Shares representing approximately 10.4% of the voting power of the outstanding Ordinary Shares. Under the Voting Agreement, each Voting Agreement Signatory has, among other things, agreed to, during the term of the Voting Agreement, (a) cause its shares to be counted as present at the Special Meeting for purposes of calculating a quorum and (b) vote the Ordinary Shares held by such Voting Agreement Signatory: (i) in favor of the approval and authorization (as applicable) of the Merger Agreement, the Plan of Merger (or any amended version thereof), the Merger, the Transactions and any actions related thereto, (ii) in favor of any proposal to adjourn a meeting of the shareholders of Despegar to solicit additional proxies in favor of the approval and authorization (as applicable) of the Merger Agreement, the Plan of Merger (or any amended version thereof), the Merger, the Transactions and any actions related thereto, and (iii) against (1) any Acquisition Proposal, (2) reorganization, recapitalization, liquidation or winding-up of Despegar or any other extraordinary transaction involving Despegar (except as contemplated by the Merger Agreement), (3) any action or agreement the consummation of which would reasonably be expected to interfere with, prevent or delay the consummation of the Transactions, (4) any action or agreement that would reasonably be expected to result in a material breach or violation of any covenant, representation or warranty or any other obligation of such Voting Agreement Signatory contained in the Voting Agreement, and (5) any change in the membership of the Board of Directors unless approved by Parent. Each Voting Agreement Signatory has also agreed in the Voting Agreement to certain restrictions on the transfer of its or his Ordinary Shares, subject to the terms and conditions set forth in the Voting Agreement.
As of the Record Date, LCLA Daylight LP held all issued and outstanding Series A Preferred Shares. Under the Voting Agreement, LCLA Daylight LP has, among other things, agreed to, during the term of the Voting Agreement, vote in favor of the Series A Preferred Shareholder Approval and sign and deliver any action proposed to be taken by written consent with respect to any shares in relation to providing class consent to any actions required in respect of the Merger Agreement, the Articles of Merger, the Plan of Merger, all agreements related to the Merger, and any removal of a Series A Preferred Director (as defined in the Amended and Restated Memorandum and Articles of Association of Despegar), each of which as required to permit the Board of Directors to be composed of only those directors contemplated by the Merger Agreement at the Effective Time. LCLA Daylight LP further agreed to (i) act in good faith and cooperate with Despegar to enable the preferred shareholder class meeting to be held as soon as reasonably practicable (and on short notice to the extent practicable) and by conference call and/or videoconference (as convenient), and (ii) attend the preferred shareholder class meeting for the purposes of providing the Series A Preferred Shareholder Approval. LCLA Daylight LP has also agreed that no reference in the Merger Agreement to the Series A Preferred Shareholder not being obtained will relieve LCLA Daylight LP from providing the Series A Preferred Shareholder Approval.
The Voting Agreement will automatically terminate without further action by the parties thereto upon the earliest to occur of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) as to any Voting Agreement Signatory, any amendment to the Merger Agreement that reduces the amount of or changes the form of, or imposes any material restrictions or conditions on the payment of, the Ordinary Share Consideration or extends the Outside Date, in each case, unless such applicable Voting Agreement Signatory has consented to such amendment, or (iv) the mutual written agreement of the parties to the Voting Agreement.
Each Voting Signatory also revokes any and all previous proxies granted with respect to its Ordinary Shares or Series A Preferred Shares, as applicable. Additionally, each Voting Signatory grants a proxy appointing Parent as such Voting Signatory’s attorney-in-fact and proxy, with full power of substitution, for and in such Voting Signatory’s name, to vote, express consent (if applicable) or dissent, or otherwise to utilize such voting power in the manner contemplated by the Voting Agreement as Parent or its proxy or substitute will, in Parent’s sole discretion, deem proper with respect to each Voting Signatory’s Ordinary Shares or Series A Preferred Shares, as applicable, if such Voting Signatory is unable to perform or otherwise does not perform their obligations under the Voting Agreement with respect to their Ordinary Shares or Series A Preferred Shares, as applicable, solely with respect to the matters set forth in the two preceding paragraphs.
Dissenters’ Rights
Under the laws of the British Virgin Islands, shareholders are entitled to dissent from the Merger and receive payment of “fair value” for their shares in accordance with Section 179 of the BVI Act, an extract of which is attached as Annex D to this proxy statement. A shareholder who dissents will not be entitled to receive the Ordinary Share Consideration as they will only be entitled to the right to payment of the “fair value” of their Ordinary Shares if the Merger is completed, as determined in accordance with Section 179 of the BVI Act. To the extent Despegar and a dissenting shareholder are unable to agree on the “fair value,” a statutory appraisal process would be used to determine the fair value of a dissenting shareholder’s Ordinary Shares. While the fair value of a shareholder’s Ordinary Shares as determined under this appraisal procedure could be more than or the same as the Ordinary Share Consideration, shareholders are cautioned that the fair value of their Ordinary Shares could also be determined to be less than the Ordinary Share Consideration.
Dissenters’ rights are available only to shareholders whose name is entered in the register of members of Despegar as a registered holder of Ordinary Shares. Any person who holds Ordinary Shares through a depositary, nominee or broker and who wishes to exercise his, her or its statutory right to dissent from the Merger must first ensure that he, she or it is entered in the register of members of Despegar and therefore becomes a “member” for the purpose of the BVI Act. Shareholders must comply with the procedures and requirements for exercising dissenters’ rights with respect to the Ordinary Shares under Section 179 of the BVI Act (which includes delivery to Despegar, before the vote is taken on the Merger Proposal at the Special Meeting, of a written objection to the Merger).
Shareholders are also cautioned that the Board of Directors has determined that the Ordinary Share Consideration is a fair price. If a shareholder initiates an appraisal process, they may be responsible for a portion of the costs of the appraisal (including the fees of the appraisers and legal costs in respect of any related applications to court).
The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting shareholder. The foregoing is a summary only and is qualified in its entirety by the provisions of Section 179 of the BVI Act, an extract of which is set out in Annex D. The provisions of Section 179 of the BVI Act are technical and complex. If you fail to comply strictly with the procedures set forth in Section 179 of the BVI Act, you may lose your rights to dissent.
You are strongly advised to consult your British Virgin Islands legal counsel if you wish to exercise your rights to dissent.
Material U.S. Federal Income Tax Consequences of the Merger
Despegar is organized as a British Virgin Islands corporation. However, under the “anti-inversion” rules of Section 7874 of the U.S. Internal Revenue Code, it is treated as a U.S. corporation for U.S. federal income tax purposes. The receipt of cash by U.S. Holders (as defined under the caption, “The Merger — Material U.S. Federal Income Tax Consequences of the Merger”) in exchange for Ordinary Shares in the Merger will generally be a taxable transaction to such shareholders for United States (“U.S.”) federal income tax purposes. Each such U.S. Holder generally will recognize gain or loss in an amount equal to the difference, if any, between the amount of cash that such U.S. Holder receives in the Merger and such U.S. Holder’s adjusted tax basis in the Ordinary Shares surrendered in the Merger. Backup withholding taxes may also apply to the cash payments made pursuant to the Merger unless the U.S. Holder complies with certification procedures under the backup withholding rules.
A shareholder that is a Non-U.S. Holder (as defined under the caption, “The Merger — Material U.S. Federal Income Tax Consequences of the Merger”) generally will not be subject to U.S. federal income tax with respect to the exchange of Ordinary Shares for cash in the Merger unless such Non-U.S. Holder has certain connections to the U.S., but may be subject to backup withholding tax unless the Non-U.S. Holder complies with certain certification procedures or otherwise establishes a valid exemption from backup withholding tax.
Shareholders should read the section of this proxy statement captioned “The Merger — Material U.S. Federal Income Tax Consequences of the Merger.”
This proxy statement contains a general discussion of U.S. federal income tax consequences of the Merger. Shareholders should consult their own tax advisors concerning the U.S. federal income tax consequences relating to the Merger in light of their particular circumstances and any consequences arising under U.S. federal estate, gift and other income and other non-income tax laws or the laws of any state, local or non-U.S. taxing jurisdiction.
Regulatory Approvals Required for the Merger
Under the Merger Agreement, the Merger cannot be consummated until required consents, approvals, non-disapprovals, lapse of the applicable waiting periods and other authorizations under the antitrust or competition laws of Brazil, Chile and Mexico have been obtained. Subject to the completion of the sales process of PayU Latin America, such authorization may also be necessary under the antitrust or competition laws of Colombia.
Despegar and Parent have agreed to use reasonable best efforts to obtain all regulatory approvals that may be or become necessary to consummate the Merger and the other Transactions contemplated by the Merger Agreement, subject to certain limitations as set forth in the Merger Agreement. Despegar and Parent submitted the requisite notifications prior to the date of this proxy statement. The Merger continues to be subject to these antitrust conditions as well as the remaining conditions set forth in the Merger Agreement.
For more information, please see the section of this proxy captioned “The Merger — Regulatory Approvals Required for the Merger.”
Conduct of Business Pending the Merger
No Solicitation of Other Offers
Under the Merger Agreement, prior to the earlier of the Effective Time and the termination of the Merger Agreement in accordance with its terms, Despegar agrees that it will not and will cause each Despegar subsidiary and each of the officers, directors or employees of it and each Despegar subsidiary not to, and will instruct the other representatives of Despegar not to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage any inquires, proposals or offers that would be reasonably expected to lead to, an Acquisition Proposal (as defined in the section of this proxy statement captioned “Proposal 1: Adoption of the Merger Agreement — The “No Shop” Period — No Solicitation of Other Offers”), (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any non-public information in connection with any inquiries, proposals or offers that constitute, or would be reasonably expected to lead to, an Acquisition Proposal, or (iii) execute or enter into any Acquisition Agreement (as defined in the section of this proxy statement captioned “Proposal 1: Adoption of the Merger Agreement — The Board of Directors’ Recommendation; Despegar Adverse Recommendation Change”), subject to a customary “fiduciary out” provision that allows Despegar, under certain specified circumstances (and subject to Parent’s matching right), prior to receipt of the Ordinary Shareholder Approval, to furnish information to, or engage in negotiations or discussions with, any third party that has made a bona fide Acquisition Proposal after the Signing Date that did not result from a material breach of Despegar’s no solicitation obligations set forth in the Merger Agreement if, and only if, (1) Despegar complies with certain notice and other requirements, (2) the Board of Directors (x) determines in good faith (after consultation with its outside legal counsel and outside financial advisor) that such Acquisition Proposal is, or would reasonably be likely to lead to, a Superior Proposal and (y) determines in good faith (after consultation with its outside legal counsel) that its failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, and (3) Despegar receives or has received from such person an executed acceptable confidentiality agreement. For more information, please see the sections of this proxy statement captioned “Proposal 1: Adoption of the Merger Agreement — The “No Shop” Period — No Solicitation of Other Offers.”
Notwithstanding the foregoing restrictions, prior to the receipt of Ordinary Shareholder Approval, the Board of Directors may (i) effect an Adverse Recommendation Change (as defined in the section of this proxy statement captioned “Proposal 1: Adoption of the Merger Agreement — The Board of Directors’ Recommendation; Despegar Adverse Recommendation Change”) and cause Despegar to terminate the Merger Agreement by written notice to Parent of such Adverse Recommendation Change and termination in order to enter into, or cause a Despegar subsidiary to enter into, an Acquisition Proposal (subject to the payment by Parent of the Despegar Termination Fee in accordance with the terms and conditions of the Merger Agreement), if (x) Despegar receives a written acquisition proposal that did not result from a material breach of the non-solicitation provisions of the Merger Agreement that the Board of Directors determines in good faith (after consultation with its outside legal counsel and outside financial advisor) is a Superior Proposal and determines in good faith (after consultation with its outside legal counsel) that its failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties under applicable law or (ii) effect an Adverse Recommendation Change if an Intervening Event (as defined in the section of this proxy statement captioned “Proposal 1: Adoption of the Merger Agreement — The Board of Directors’

Recommendation; Despegar Adverse Recommendation Change”) occurs and as a result thereof the Board of Directors determines in good faith (after consultation with its outside legal counsel) that the failure to effect an Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under applicable law; subject, in each case, to compliance with the terms and conditions of the Merger Agreement. For more information, please see the sections of this proxy statement captioned “Proposal 1: Adoption of the Merger Agreement — The “No Shop” Period — No Solicitation of Other Offers.”
If the Board of Directors changes its recommendation or Despegar terminates the Merger Agreement for the purpose of entering into an agreement in respect of a Superior Proposal or Parent terminates the Merger Agreement following the Board of Directors’ withdrawal or change in recommendation to the Despegar shareholders, Despegar must pay the Despegar Termination Fee to Parent. For more information, please see the section of this proxy statement captioned “Proposal 1: Adoption of the Merger Agreement — The Board of Directors’ Recommendation; Despegar Adverse Recommendation Change.”
Conditions to the Closing of the Merger
The respective obligations of Parent, Merger Sub and Despegar to consummate the Merger are subject to the satisfaction or written waiver (where permissible under applicable law) of the following conditions:
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the Ordinary Shareholder Approval must have been obtained;

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no governmental authority of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any decision, injunction, decree, ruling, law or order (whether temporary, preliminary or permanent) that is in effect and enjoins or otherwise prohibits or makes illegal the consummation of the Merger (the “No Governmental Order Closing Condition”); and

•
all required consents, approvals, non-disapprovals, lapse of the applicable waiting periods and other authorizations of any governmental authority set forth in the applicable section of Despegar’s disclosure schedule to the Merger Agreement must have been obtained (the “Regulatory Approval Closing Conditions”).

Additionally, the obligations of Parent and Merger Sub to consummate the Merger are further subject to the satisfaction or waiver (where permissible under applicable law) of the following additional conditions:
•
the accuracy of the representations and warranties provided by Despegar in the Merger Agreement as of the Signing Date and the date of the closing of the Merger (the “Closing” and such date, the “Closing Date”) (except to the extent such representations and warranties were, by their terms, made as of a specified date, in which case their accuracy is to be assessed as of such specified date), in each case, subject to certain qualifications and materiality thresholds;

•
Despegar must have performed or complied in all material respects with each of the agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the Effective Time;

•
since the Signing Date, there must not have occurred a Despegar Material Adverse Effect (as defined in the section of this proxy statement below captioned “Proposal 1: Adoption of the Merger Agreement — Representations and Warranties”);

•
Despegar will have delivered to Parent a certificate, dated the Closing Date, signed by a duly authorized officer of Despegar, certifying as to the satisfaction of certain conditions to consummate the Merger;

•
the No Governmental Order Closing Condition (if the decision, injunction, decree, ruling, law or order relates to an approval required by the Regulatory Approval Closing Conditions (a “Requisite Regulatory Approval”)) must have been satisfied without the imposition of any Burdensome Condition (as defined in the section of this proxy statement captioned “Proposal 1: Adoption of the Merger Agreement — Regulatory Filings”); and

•
the Regulatory Approval Closing Conditions must have been satisfied without the imposition of any Burdensome Condition.

The obligations of Despegar to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable law) of the following additional conditions:
•
the accuracy of the representations and warranties provided by Parent and Merger Sub in the Merger Agreement as of the Signing Date and the date of the Closing (except to the extent such representations and warranties were, by their terms, made as of a specified date, in which case their accuracy is to be assessed as of such specified date), in each case, subject to certain qualifications and materiality thresholds;

•
each of Parent and Merger Sub must have performed or complied in all material respects with each of the agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the Effective Time; and

•
Parent will have delivered to Despegar a certificate, dated the Closing Date, signed by a duly authorized officer of Parent, certifying as to the satisfaction of certain conditions to consummate the Merger.

For more information, please see the section of this proxy statement captioned “Proposal 1: Adoption of the Merger Agreement — Conditions to the Closing of the Merger.”
Termination of the Merger Agreement
Parent and Despegar have certain customary rights to terminate the Merger Agreement under certain circumstances, including:
•
by mutual written consent of Parent and Despegar;

•
by either Parent or Despegar:

•
if the Effective Time has not occurred on or before the date that is twelve (12) months from the Signing Date (as it may be extended pursuant to the following proviso, the “Outside Date”); provided that, if on such date, the No Governmental Order Closing Condition or any Regulatory Approval Closing Condition (in each case, solely to the extent the law or order giving rise to such condition not having been satisfied relates to the antitrust law in Mexico) has not been satisfied, or has been satisfied with the imposition of a Burdensome Condition, but all other conditions to the Merger have been satisfied or waived or will then be capable of being satisfied if the Closing were to take place on such date, then the Outside Date shall be automatically extended to the date that is sixteen (16) months from the Signing Date; provided further that the right to terminate the Merger Agreement in accordance with the foregoing will not be available to any party whose failure to fulfill any agreements and covenants under the Merger Agreement has been the principal cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

•
if any governmental authority of competent jurisdiction has enacted, issued, promulgated, enforced or entered any law or order permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger and such law or order will have become final and nonappealable, or if there will be adopted following the date of execution of the Merger Agreement any law that makes consummation of the Merger illegal or otherwise prohibited; provided that the right to terminate the Merger Agreement in accordance with the foregoing will not be available to any party whose failure to fulfill any agreements and covenants with respect to the regulatory filings under the Merger Agreement has been the principal cause of, or resulted in, such Law or Order being enacted, issued, promulgated, enforced or entered, as applicable;

•
if the Merger Agreement fails to receive the Ordinary Shareholder Approval at the Special Meeting;

•
by Parent:

•
prior to Despegar’s receipt of the Ordinary Shareholder Approval, if the Board of Directors effects, and has not withdrawn, an Adverse Recommendation Change;

•
if Despegar has breached any of its representations or warranties, or failed to perform any of its covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure to be satisfied of either of the conditions to the Merger related to the accuracy of Despegar’s representations and warranties or Despegar’s performance of covenants and agreements, as applicable, if measured as of the time Parent asserts a right of termination pursuant to the foregoing, and (ii) is incapable of being cured prior to the Outside Date or, if curable by such date, is not cured within the earlier of (A) thirty (30) calendar days after written notice thereof is given by Parent to Despegar stating Parent’s intention to terminate the Merger Agreement pursuant to the foregoing and (B) the Outside Date; provided that Parent will not have the right to terminate the Merger Agreement pursuant to the foregoing if Parent is then in breach of any of its representations or warranties, or either Parent or Merger Sub is then in breach of any of their respective covenants or agreements under the Merger Agreement, in either case, such that either of conditions to the Merger related to the accuracy of Parent’s representations and warranties, or Parent’s or Merger Sub’s performance of covenants and agreements, are not satisfied or capable of being satisfied by the Outside Date; or

•
by Despegar:

•
at any time prior to the time at which the Ordinary Shareholder Approval is obtained, if the Board of Directors determines to enter into an Acquisition Agreement with respect to a Superior Proposal in accordance with the terms and conditions of the Merger Agreement;

•
if Parent or Merger Sub has breached any of its representations or warranties, or if Parent or Merger Sub has failed to perform any of its covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure to be satisfied of either of the conditions to the Merger related to the accuracy of Parent’s or Merger Sub’s representations and warranties, or Parent’s or Merger Sub’s performance of covenants and agreements, as applicable, if measured as of the time Despegar asserts a right of termination pursuant to the foregoing, and (ii) is incapable of being cured prior to the Outside Date or, if curable by such date, is not cured within the earlier of (A) thirty (30) calendar days after written notice thereof is given by Despegar to Parent stating Despegar’s intention to terminate the Merger Agreement pursuant to the foregoing and (B) the Outside Date; provided that Despegar will not have the right to terminate the Merger Agreement pursuant to the foregoing if Despegar is then in breach of any of its representations, warranties, covenants or agreements under the Merger Agreement such that either of the conditions to the Merger related to the accuracy of Despegar’s representations and warranties, or Despegar’s performance of covenants and agreements, are not satisfied or capable of being satisfied by the Outside Date;

•
if (i) all of the conditions to closing in the Merger Agreement (other those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived, (ii) Despegar has irrevocably confirmed to Parent by written notice at least three (3) business days prior to such termination that all of the conditions to closing in the Merger Agreement have been satisfied or waived and Despegar stands ready, willing and able to consummate the Merger during such three (3) business days period, and (iii) Parent has failed to consummate the Merger within three (3) business days after the later of to occur of (A) delivery of written notice by Despegar described in clause (ii) above and (B) the date by which the Closing is required to have occurred pursuant to the Merger Agreement.

Termination Fees
Under certain circumstances, Despegar will be required to pay Parent a termination fee of $49,600,000 (the “Despegar Termination Fee”) upon or following the termination of the Merger Agreement, and under certain circumstances Parent will be required to pay Despegar a termination fee of $66,100,000 (the “Parent Termination Fee”) following the termination of the Merger Agreement. For more information, please see the section of this proxy statement captioned “Proposal 1: Adoption of the Merger Agreement — Termination Fees and Expenses.”

QUESTIONS AND ANSWERS
The following questions and answers address some commonly asked questions regarding the Transactions, the Merger Agreement, the Plan of Merger, and the Special Meeting. These questions and answers may not address all questions that are important to you. You should carefully read and consider the more detailed information contained elsewhere in this proxy statement and the annexes to this proxy statement, including, but not limited to, the Merger Agreement and the Plan of Merger, along with all of the documents we refer to in this proxy statement, as they contain important information about, among other things, the Transactions and how they affect you. You may obtain the information incorporated by reference in this proxy statement without charge by following the instructions under the caption “Where You Can Find More Information.”
Q:
Why am I receiving this proxy statement and proxy card or voting instruction form?

A:
You are receiving this proxy statement and proxy card or voting instruction form in connection with the solicitation of proxies by the Board of Directors for use at the Special Meeting because you have been identified as a holder of Despegar Ordinary Shares on the Record Date for the Special Meeting. This proxy statement describes matters on which we urge you to vote and is intended to assist you in deciding how to vote your Ordinary Shares with respect to such matters.

Q:
What is a proxy?

A:
The term “proxy,” when used with respect to a shareholder, refers to either a person or persons legally authorized to act on the shareholder’s behalf or a format that allows the shareholder to vote without attending the Special Meeting. The written document describing the matters to be considered and voted on at the Special Meeting is called a “proxy statement.” The document used to designate a proxy to vote your Ordinary Shares is called a “proxy card.”

Because it is important that as many shareholders as possible be represented at the Special Meeting, the Board of Directors is asking that you review this proxy statement carefully and then vote by following the instructions set forth on the proxy card. All Ordinary Shares represented by valid proxies will be voted in accordance with the shareholder’s specific instructions.
Q:
What is the purpose of the Special Meeting?

A:
At the Special Meeting, our shareholders will be asked to consider and vote upon the matters described in this proxy statement and in the accompanying Notice of Special Meeting, and any other matters that properly come before the Special Meeting.

Q:
When and where is the Special Meeting?

A:
The Special Meeting will be held on March 4, 2025, at 1:00 p.m. (British Virgin Islands time) at Despegar’s principal executive office located at 4th Floor, Commerce House, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

Q:
Can I attend the Special Meeting in person?

A:
Yes, you can attend the Special Meeting in person if you are a registered shareholder as of the Record Date or a proxy validly appointed by a registered shareholder. You must present a form of photo identification acceptable to us, such as a valid driver license or passport, to enter the Special Meeting. The Special Meeting will begin promptly at 1:00 p.m. (British Virgin Islands time). Check-in will begin at 12:30 p.m. (British Virgin Islands time). Please allow ample time for the check-in procedures.

Q:
What am I being asked to vote on at the Special Meeting?

A:
You are being asked to consider and vote on:

•
a proposal to approve the Merger Proposal, pursuant to which Merger Sub will merge with and into Despegar, with the separate corporate existence of Merger Sub thereupon ceasing and Despegar continuing as the Surviving Company and a wholly-owned indirect subsidiary of Parent; and

•
a proposal to approve the Adjournment Proposal.

Q:
Who is entitled to vote at the Special Meeting?

A:
Holders of Ordinary Share(s) issued and outstanding as of the Record Date are entitled to receive notice of, and to vote at, the Special Meeting. Each holder of Ordinary Shares is entitled to cast one (1) vote on each matter properly brought before the Special Meeting for each Ordinary Share that such holder owned on the Record Date. If you are a beneficial owner, you will need to instruct your bank, broker or other nominee who is the shareholder of record with respect to your Ordinary Shares as to how to vote such Ordinary Shares on your behalf in advance of the Special Meeting, or contact such nominee to obtain a legal proxy (as described below) in order that you may vote such Ordinary Shares in person at your control number (as described below) prior to the Special Meeting.

Q:
How can I vote at the Special Meeting?

A:
Shareholders of Record.   Shareholders of record may vote (i) by following the instructions in your proxy card for voting by telephone or on the Internet, (ii) by signing, dating and returning a proxy card in the postage-paid envelope provided, or (iii) by attending the Special Meeting. Please note that the Internet and telephone voting facilities will close at 11:59 p.m., (Eastern Time), on March 3, 2025.

Beneficial Owners.   If you hold your Ordinary Shares through a bank, broker or other nominee, that institution will instruct you as to how your Ordinary Shares may be voted by proxy, including whether telephone or Internet voting options are available. If you hold your Ordinary Shares through a bank, broker or other nominee and would like to vote in person at the meeting, you must request a legal proxy from the bank, broker or other nominee that holds your Ordinary Shares and present that proxy at the Special Meeting to vote your Ordinary Shares.
Each holder of Ordinary Shares is entitled to cast one (1) vote on each matter properly brought before the Special Meeting for each such Ordinary Share that such holder owned on the Record Date.
Q:
What will holders of Ordinary Shares receive if the Merger is completed?

A:
Upon completion of the Merger, you will be entitled to receive the Ordinary Share Consideration for each Ordinary Share that you own immediately prior to the Effective Time, unless you are entitled to and have properly exercised and not waived, withdrawn, failed to perfect or otherwise lost your dissenters’ rights under Section 179 of the BVI Act. For example, if you own one hundred (100) Ordinary Shares, you will receive $1,950 in cash, less any applicable withholding taxes, in exchange for your Ordinary Shares. You will not receive any shares of the Surviving Company.

Q:
What will holders of Series A Preferred Shares receive if the Merger is completed?

A:
As the Series A Preferred Shareholder Approval has already been obtained, upon completion of the Merger the holder(s) of Series A Preferred Shares will receive the Series A Preferred Share Consideration for each Series A Preferred Share owned immediately prior to the Effective Time.

Q:
What will holders of Despegar equity awards receive if the Merger is completed?

A:
At the Effective Time, Despegar equity awards will be subject to the following treatment:

•
Each outstanding Despegar Stock Option, whether vested or unvested, (i) with an exercise price per share that is less than the Ordinary Share Consideration will be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (x) the amount by which the Ordinary Share Consideration exceeds the applicable exercise price per share of the Despegar Stock Option and (y) the aggregate number of shares remaining issuable upon exercise of the Despegar Stock Option, less applicable taxes and authorized deductions, and (ii) with an exercise price per share that is equal to or greater than the Ordinary Share Consideration will be cancelled without the payment of consideration.

•
Each outstanding Vested Despegar RSU, will be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the Ordinary Share Consideration and (ii) the aggregate number of shares subject to such Vested Despegar RSU, less applicable taxes and authorized deductions.

•
Each outstanding Continued RSU will remain outstanding as a Surviving Company RSU on substantially the same terms and conditions as in effect immediately prior to the Effective Time, subject to any adjustments to prevent the dilution or enlargement of rights, which Surviving Company RSUs may be settled in cash or publicly traded equity securities (such as “N” ordinary shares in the capital of Prosus) at the written election of the holder, in each case, less applicable taxes and authorized deductions.

•
Each outstanding Other RSU will be cancelled and converted into a Restricted Cash Award.

For more information, please see the section of this proxy statement captioned “The Merger — Interests of Despegar’s Directors and Executive Officers in the Merger — Treatment of Despegar Stock Options” and “The Merger — Interests of Despegar’s Directors and Executive Officers in the Merger — Treatment of Despegar RSUs.”
Q:
When do you expect the Merger to be completed?

A:
We are working toward completing the Merger as promptly as possible. In order to complete the Merger, Despegar must obtain the Ordinary Shareholder Approval described in this proxy statement, and the other conditions to Closing under the Merger Agreement must be satisfied or waived, including but not limited to the receipt of all required consents, approvals, non-disapprovals, lapse of the applicable waiting periods and other authorizations of any governmental authority under the antitrust or competition laws of Brazil, Chile and Mexico. Subject to the completion of the sales process of PayU Latin America, such authorization may also be necessary under the antitrust or competition laws of Colombia. Although the Merger remains subject to a number of conditions, the Merger is currently expected to close in the second quarter of 2025. For more information, please see the section of this proxy captioned “The Merger — Regulatory Approvals Required for the Merger.”

Q:
What happens if the Merger is not completed?

A:
If the Ordinary Shareholder Approval is not obtained or if the Merger is not completed for any other reason, shareholders will not be entitled to, nor will they receive, any payment for their Ordinary Shares pursuant to the Merger Agreement. Instead, Despegar will remain an independent public company, our Ordinary Shares will continue to be listed and traded on the NYSE and registered under the Exchange Act, and we will continue to file periodic reports under the Exchange Act with the SEC. The Series A Preferred Shares will also remain outstanding, and the holder(s) thereof will not be entitled to receive the Series A Preferred Share Consideration.

Under certain specified circumstances, Despegar will be required to pay Parent the Despegar Termination Fee upon or following the termination of the Merger Agreement and under certain other specified circumstances, Parent will be required to pay Despegar the Parent Termination Fee following the termination of the Merger Agreement, as described in the section of this proxy statement captioned “Proposal 1: Adoption of the Merger Agreement — Termination Fees and Expenses.”
Q:
What vote is required to approve the Merger Proposal?

A:
Approval of the Merger Proposal requires the affirmative vote of not less than a simple majority of those holders of Ordinary Shares present in person or represented by proxy at the Special Meeting and entitled to vote and voting on the Merger Proposal.

Q:
How many Ordinary Shares are needed to constitute a quorum?

A:
The presence, in person or by proxy, of the holders of record of a majority of the outstanding Ordinary Shares entitled to vote shall constitute a quorum for the transaction of business at the Special Meeting. Only Ordinary Shares present or represented by proxy at the Special Meeting will be counted in determining whether a quorum is present. Your Ordinary Shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your bank, broker or other nominee) or if you attend the Special Meeting (irrespective of whether or not you vote). The Special Meeting may be adjourned whether or not a quorum is present. If you hold your Ordinary Shares in “street name” and do not give any instruction to your bank, broker or other nominee as to how your Ordinary Shares should be voted at the Special Meeting, those Ordinary Shares will not be entitled to vote on any proposal at the Special Meeting and will not be counted for purposes of establishing a quorum.
As of the close of business on January 27, 2025, the Record Date for the Special Meeting, there were 83,613,807 Ordinary Shares outstanding.
Q:
What vote is required to approve the Adjournment Proposal, if necessary or appropriate?

A:
Approval of the Adjournment Proposal requires the affirmative vote of not less than a simple majority of those holders of Ordinary Shares present in person or represented by proxy at the Special Meeting and entitled to vote and voting on the Adjournment Proposal.

Q:
How does the Board of Directors recommend that I vote?

A:
The Board of Directors recommends that shareholders vote:

•
“FOR” the approval of the Merger Proposal; and

•
“FOR” the approval of the Adjournment Proposal.

For a discussion of the factors that the Transaction Committee and the Board of Directors considered in determining to recommend that you vote to approve the Merger Proposal, please see the section captioned “Proposal 1: Adoption of the Merger Agreement — The Board of Directors’ Recommendation; Despegar Adverse Recommendation Change.” In addition, when considering the recommendations of the Transaction Committee and the Board of Directors, you should be aware that Despegar’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the interests of shareholders more generally. For a discussion of these interests, please see the section captioned “The Merger — Interests of Despegar’s Directors and Executive Officers in the Merger.”
Q:
How do the Board of Directors and executive officers of Despegar intend to vote?

A:
We currently expect that all of our directors and executive officers who own Ordinary Shares will vote their Ordinary Shares (i) “FOR” the approval of the Merger Proposal and (ii) “FOR” the approval of the Adjournment Proposal.

Q:
Who is paying for the cost of this proxy solicitation?

A:
The proxies being solicited hereby are being solicited by us, and the cost of soliciting proxies in the enclosed form will be borne by us. We have also retained Innisfree M&A Incorporated to aid in the solicitation. For these services, we will pay Innisfree M&A Incorporated a fee of approximately $20,000 and reimburse it for certain out-of-pocket disbursements and expenses. Our officers and other employees may, without compensation other than their regular compensation, solicit proxies by further mailings, personal conversations, telephone, facsimile or other electronic means. We will, upon request, reimburse brokerage firms and others for their reasonable expenses in forwarding solicitation material to the beneficial owners of Ordinary Shares.

Q:
How may I obtain an additional copy of the proxy materials?

A:
If you would like to have additional copies of this proxy statement mailed to you, or if you would like to opt out of this practice for future mailings, please contact your broker or submit your request to our Secretary at Despegar.com, Corp., Commerce House, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands; Attention: Secretary of Despegar.com, Corp., or by telephone at +1 (284) 852-1195. Upon receipt of any such request, we agree to promptly deliver a copy of this proxy statement to you.

Q:
What do I need to do now?

A:
You should carefully read and consider this entire proxy statement and the annexes to this proxy statement, including, but not limited to, the Merger Agreement and the Plan of Merger, along with all of the documents that we refer to in this proxy statement, as they contain important information about, among other things, the Transactions and how they affect you. You should then sign, date and return, as promptly as possible, the enclosed proxy card in the accompanying reply envelope, or grant your proxy electronically over the Internet or by telephone (using the instructions provided in the enclosed proxy card), so that your Ordinary Shares can be voted at the Special Meeting, unless you wish to exercise your dissent rights pursuant to Section 179 of the BVI Act. If you hold your Ordinary Shares in “street name,” please refer to the voting instruction forms provided by your bank, broker or other nominee to vote your Ordinary Shares.

Q:
What happens if I sell or otherwise transfer my Ordinary Shares after the Record Date but before the Special Meeting?

A:
The Record Date for the Special Meeting is earlier than the date of the Special Meeting and the date the Merger is expected to be completed. If you sell or transfer your Ordinary Shares after the Record Date but before the Special Meeting, unless special arrangements (such as provision of a proxy) are made between you and the person to whom you sell or otherwise transfer your Ordinary Shares and each of you notifies Despegar in writing of such special arrangements, you will transfer the right to receive the Ordinary Share Consideration, if the Merger is completed, to the person to whom you sell or transfer your Ordinary Shares, but you will retain your right to vote those Ordinary Shares at the Special Meeting. You will also lose the ability to exercise dissenters’ rights in connection with the Merger with respect to the transferred Ordinary Shares. Even if you sell or otherwise transfer your Ordinary Shares after the Record Date, we encourage you to sign, date and return the enclosed proxy card in the accompanying reply envelope or grant your proxy electronically over the Internet or by telephone (using the instructions provided in the enclosed proxy card).

Q:
What is the difference between holding Ordinary Shares as a shareholder of record and as a beneficial owner?

A:
If your Ordinary Shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered, with respect to those Ordinary Shares, to be the “shareholder of record.” In this case, this proxy statement and your proxy card have been sent directly to you by Despegar.

If your Ordinary Shares are held through a bank, broker or other nominee, you are considered the “beneficial owner” of Ordinary Shares held in “street name.” In that case, this proxy statement has been forwarded to you by your bank, broker or other nominee who is considered, with respect to those Ordinary Shares, to be the shareholder of record. As the beneficial owner, you have the right to direct your bank, broker or other nominee how to vote your Ordinary Shares by following their instructions for voting. Because of the non-routine nature of the proposals to be voted on at the Special Meeting, your bank, broker or other nominee is not authorized to vote your Ordinary Shares on any proposal without instructions from you. You are also invited to attend the Special Meeting. However, because you are not the shareholder of record, you may not vote your Ordinary Shares at the Special Meeting unless you have obtained a legal proxy from your bank, broker or other nominee, as the shareholder of record, authorizing you to vote your Ordinary Shares.
Q:
If my broker holds my Ordinary Shares in “street name,” will my broker vote my Ordinary Shares for me?

A:
No. Your bank, broker or other nominee is permitted to vote your Ordinary Shares on any proposal currently scheduled to be considered at the Special Meeting only if you instruct your bank, broker or other nominee how to vote. You should follow the procedures provided by your bank, broker or other nominee to vote your Ordinary Shares.

Q:
How may I vote?

A:
If you are a shareholder of record (that is, if your Ordinary Shares are registered directly in your name with Computershare Trust Company, N.A., our transfer agent, there are four (4) ways to vote:

•
by signing, dating and returning the enclosed proxy card in the accompanying prepaid reply envelope;

•
by visiting the Internet at the address on your proxy card;

•
by calling toll-free (within the U.S. or Canada) at the phone number on your proxy card; or

•
by attending the Special Meeting and voting at the meeting.

A control number, located on your proxy card, is designed to verify your identity and allow you to vote your Ordinary Shares, and to confirm that your voting instructions have been properly recorded when voting electronically over the Internet or by telephone (using the instructions provided in the enclosed proxy card). Please be aware that, although there is no charge for voting your Ordinary Shares, if you vote electronically over the Internet or by telephone, you may incur costs such as Internet access and telephone charges for which you will be responsible.
Even if you plan to attend the Special Meeting, you are strongly encouraged to vote your Ordinary Shares by proxy. If you are a record holder or if you obtain a legal proxy to vote Ordinary Shares that you beneficially own, you may still vote your Ordinary Shares at the Special Meeting even if you have previously voted by proxy. If you are present at the Special Meeting and vote, your previous vote by proxy will not be counted.
Q:
How may I vote shares held in “street name”?

A:
If your Ordinary Shares are held in “street name” through a bank, broker or other nominee, you may vote through your bank, broker or other nominee by completing and returning the voting instruction form provided by your bank, broker or other nominee, or, if such a service is provided by your bank, broker or other nominee, electronically over the Internet or by telephone. To vote over the Internet or by telephone through your bank, broker or other nominee, you should follow the instructions on the voting form provided by your bank, broker or nominee.

Q:
May I change my vote after I have mailed my signed and dated proxy card?

A:
If you are a shareholder of record entitled to vote at the Special Meeting, you may change your vote or revoke your proxy at any time before it is voted at the Special Meeting by:

•
signing another proxy card with a later date and returning it to us prior to the Special Meeting;

•
submitting a new proxy electronically over the Internet or by telephone after the date of the earlier submitted proxy;

•
delivering a written notice of revocation to our Secretary at Despegar.com, Corp., Commerce House, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands; Attention: Secretary of Despegar.com, Corp., prior to your Ordinary Shares being voted at the Special Meeting; or

•
attending the Special Meeting and voting. Attending the Special Meeting will not in and of itself revoke a previously submitted proxy. You must specifically vote at the Special Meeting in order for your previous proxy to be revoked.

If you hold your Ordinary Shares in “street name,” you should contact your bank, broker or other nominee for instructions regarding how to change your vote. You may also vote at the Special Meeting if you obtain a legal proxy from your bank, broker or other nominee. Please note that once your bank, broker or other nominee issues the legal proxy, any voting instructions you may have previously given to your bank, broker or other nominee with respect to those Ordinary Shares will be revoked, and your Ordinary Shares will not be counted with respect to establishing quorum unless you attend the Special Meeting and they will not be counted with respect to any of the proposals unless you vote by ballot at the Special Meeting.

Q:
If a shareholder gives a proxy, how are the Ordinary Shares voted?

A:
Regardless of the method you choose to vote, the individuals named on the enclosed proxy card, or your proxies, will vote your Ordinary Shares in the way that you indicate. When completing the Internet or telephone process or the proxy card, you may specify whether your Ordinary Shares should be voted for or against or to abstain from voting on all, some or none of the specific items of business to come before the Special Meeting.

If you properly sign your proxy card but do not mark the boxes showing how your Ordinary Shares should be voted on a matter, the Ordinary Shares represented by your properly signed proxy will be voted: (i) “FOR” the approval of the Merger Proposal and (ii) “FOR” the approval of the Adjournment Proposal.
Q:
What should I do if I receive more than one set of voting materials?

A:
Please sign, date and return (or grant your proxy electronically over the Internet or by telephone using the instructions provided in the enclosed proxy card) each proxy card and voting instruction card that you receive.

You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your Ordinary Shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold Ordinary Shares. If you are a shareholder of record and your Ordinary Shares are registered in more than one name, you will receive more than one proxy card.
Q:
May I exercise dissenters’ rights or rights of appraisal in connection with the Merger?

A:
Yes. Under the laws of the British Virgin Islands, shareholders are entitled to dissent from the Merger and receive payment of “fair value” for their Ordinary Shares in accordance with Section 179 of the BVI Act, an extract of which is attached as Annex D to this proxy statement. Dissenting shareholders will not be entitled to receive the Ordinary Share Consideration as they will only be entitled to the right to payment of the “fair value” of their Ordinary Shares if the Merger is completed, as determined in accordance with Section 179 of the BVI Act.

Any shareholder who considers exercising dissenters’ rights is strongly advised to consult legal counsel in the British Virgin Islands. For additional information, please see the section of this proxy statement captioned “The Merger — Dissenters’ Rights.”
Q:
Should I send in my share certificate(s), if any, now?

A:
No. If you are a record holder of a certificate or certificates that represent Ordinary Shares on the Record Date, a letter of transmittal will be mailed to you promptly, and in any event within two (2) business days, after the Effective Time, describing, among other things, how you should surrender your share certificate(s) for your Ordinary Shares in exchange for payment of the Ordinary Share Consideration. Please do NOT return any share certificate(s) with your proxy.

If your Ordinary Shares are held in “street name” by your bank, broker or other nominee, you will receive instructions from your bank, broker or other nominee as to how to effect the surrender of your “street name” Ordinary Shares in exchange for the Ordinary Share Consideration, and you will not be mailed, and do not need to complete, a letter of transmittal.
Q:
Should I surrender my book-entry Ordinary Shares now?

A:
No. All holders of uncertificated Ordinary Shares (i.e., holders whose Ordinary Shares are held in book-entry form, including held in “street name” by your bank, broker or other nominee) will automatically receive the applicable Ordinary Share Consideration for their Ordinary Shares shortly after the Merger is completed without any further action required on the part of such holder.

Q:
Where can I find the voting results of the Special Meeting?

A:
If available, Despegar may announce preliminary voting results at the conclusion of the Special Meeting. Despegar intends to publish final voting results in a Current Report on Form 6-K to be filed with the SEC within four (4) business days after the Special Meeting. All reports that Despegar files with the SEC are publicly available when filed. For more information, please see the section of this proxy statement captioned “Where You Can Find More Information.”
Q:
Who can help answer my questions?

A:
If you have any questions concerning the Merger Agreement, the Plan of Merger, the Transactions, the Special Meeting or the proxy statement, or would like additional copies of the proxy statement or need help voting your Ordinary Shares, please contact our proxy solicitor:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Holders may call toll free: 1 (877) 750-8240 (from the U.S. and Canada)
From outside the U.S. and Canada, please call:
+1 (412) 232-3651
Banks and Brokers may call collect:
(212) 750-5833
Email (for material requests only):
info@innisfreema.com

FORWARD-LOOKING STATEMENTS
This proxy statement, and any documents to which we refer to herein, contains not only historical information, but also forward-looking statements which involve substantial risks and uncertainties and are based on Despegar’s beliefs and assumptions and on information currently available to Despegar. All statements other than statements of historical facts contained in this proxy statement, including statements regarding the Transactions, may be considered “forward-looking statements,” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent our current expectations or beliefs concerning future events, including the expected completion and timing of the proposed transaction, expected benefits and costs of the proposed transaction, management plans and other information relating to the proposed transaction, strategies and objectives of Despegar for future operations and other information relating to the proposed transaction. Without limiting the foregoing, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “forecast,” “foresee,” “future,” “potential,” “predict,” “project,” “likely,” “goal,” “target,” “could,” “should,” “will,” “would,” “assuming,” “depend,” or the negative of these words or other similar terms or expressions.
Forward-looking statements are predictions based on expectations and projections about future events, are not guarantees of future performance nor statements of historical fact, are subject to risks, uncertainties and assumptions that are difficult to predict and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements represent our current beliefs, estimates and assumptions only as of the date of this proxy statement and information contained in this proxy statement should not be relied upon as representing Despegar’s estimates as of any subsequent date. These statements, and related risks, uncertainties, factors and assumptions, include, but are not limited to the risks detailed in our filings with the SEC, including in our most recent filings on Form 20-F, factors and matters described or incorporated by reference in this proxy statement, and the following factors:
•
the ability of the parties to consummate the Transactions in a timely manner or at all;

•
the risk that the Merger Agreement may be terminated in circumstances that require Despegar to pay the Despegar Termination Fee;

•
the satisfaction (or waiver) of the conditions to Closing to the consummation of the Transactions, including with respect to the approval of the shareholders and approvals under applicable antitrust or competition laws;

•
potential delays in consummating the Transactions;

•
the risk related to the diversion of management’s attention from Despegar’s ongoing business operations;

•
the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement;

•
the effect of the announcement or pendency of the Transactions on our business relationships, operating results and business generally;

•
the risk that the Merger disrupts our current plans and operations or affects our ability to retain or recruit key employees;

•
costs, fees, expenses and charges related to the Transactions;

•
the effect of limitations that the Merger Agreement places on our ability to operate our business or engage in an alternate transaction;

•
the conditions of the capital markets during the period covered by the forward-looking statements;

•
the outcome of any legal proceedings that may be instituted against Despegar, Parent or any of their respective directors or officers related to the Merger Agreement or the Transactions;

•
the risk that our share price may decline significantly if the Merger is not completed;

•
our plans for future growth, while balancing the need to sensibly control cost;

•
the effect of inflationary and/or recessionary pressure, macroeconomic uncertainty and foreign exchange fluctuations;

•
our expectations concerning our relationships and actions with third parties;

•
our financial performance; and

•
developments and projections relating to our competitors, our industry and the general economy.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this proxy statement. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements as predictions of future events.
These risks are not exhaustive. Except as required by law, Despegar assumes no obligation to update these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future. Further information on factors that could cause actual results to differ materially from the results anticipated by Despegar’s forward-looking statements is included in the reports Despegar has filed or will file with the SEC, including Despegar’s Annual Report on Form 20-F for the year ended December 31, 2023 and subsequent filings Despegar makes with the SEC. These filings, when available, are available on the Investor Relations page of our website at https://investor.despegar.com/financials/sec-filings/default.aspx and on the SEC’s website at www.sec.gov.

THE SPECIAL MEETING
The enclosed proxy is solicited on behalf of the Board of Directors for use at the Special Meeting and at any adjournments or postponements thereof.
Date, Time and Place
We will hold the Special Meeting on March 4, 2025, at 1:00 p.m. (British Virgin Islands time) at Despegar’s principal executive office located at 4th Floor, Commerce House, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands, and, if applicable, at any adjournment or postponement thereof.
Purpose of the Special Meeting
At the Special Meeting, we will ask the shareholders of record as of the close of business on January 27, 2025, the Record Date for the Special Meeting, to vote on proposals to: (i) approve the Merger Proposal and (ii) approve the Adjournment Proposal.
We do not expect that any matters other than the proposals set forth above will be brought before the Special Meeting, and only matters specified in the notice of the meeting may be acted upon at the Special Meeting.
Our shareholders must approve the Merger Proposal in order for the Merger to be consummated. If our shareholders fail to approve the Merger Proposal, the Merger will not be consummated. A copy of the Merger Agreement and the Plan of Merger are attached as Annex A and Annex B, respectively, to this proxy statement, which we urge you to read carefully in their entirety.
Record Date; Shares Entitled to Vote; Quorum
Only shareholders of record as of the Record Date are entitled to notice of the Special Meeting and to vote at the Special Meeting. The Voting Agreement Signatories are required to vote pursuant to the terms of the Voting Agreement with respect to the Special Meeting.
The presence, in person or by proxy, of the holders of record of a majority of the outstanding Ordinary Shares entitled to vote shall constitute a quorum for the transaction of business at the Special Meeting. Only Ordinary Shares present or represented by proxy at the Special Meeting will be counted in determining whether a quorum is present. As of the Record Date, there were 83,613,807 Ordinary Shares outstanding and entitled to vote at the Special Meeting, meaning that 41,806,904 Ordinary Shares must be represented physically or by proxy at the Special Meeting to have a quorum. In the event that a quorum is not present at the Special Meeting, it is expected that the meeting will be adjourned to solicit additional proxies to approve the Merger Proposal.
Vote Required; Abstentions and Failure to Vote
The affirmative vote of not less than a simple majority of those holders of Ordinary Shares present in person or represented by proxy at the Special Meeting and entitled to vote and voting on the Merger Proposal is required to approve the Merger Proposal. Only Ordinary Shares present or represented by proxy at the Special Meeting will be able to be voted.
A quorum is necessary to adopt the Merger Proposal. Only Ordinary Shares present or represented by proxy at the Special Meeting will be counted in determining whether a quorum is present. Your Ordinary Shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your bank, broker or other nominee based on your instructions), or if you are a registered holder and attend the Special Meeting (irrespective of whether or not you vote at the Special Meeting), or are a “street-name” holder and receive a legal proxy and attend the Special Meeting (irrespective of whether or not you vote at the Special Meeting).
If you hold your Ordinary Shares in “street name,” you should instruct your bank, broker or other nominee how to vote your Ordinary Shares in accordance with the voting instruction form that you will receive from your bank, broker or other nominee. Your bank, broker or other nominee cannot vote on any of the proposals, including the Merger Proposal, without your instructions.
Because brokers, banks and other nominees do not have discretionary voting authority with respect to the Merger Proposal or the Adjournment Proposal, if a beneficial owner of Ordinary Shares held in “street name” does not give voting instructions to the bank, broker or other nominee with respect to any of the proposals, then those Ordinary Shares may not be voted on your behalf for any proposal, will not be deemed present or represented by proxy at the Special Meeting and will not be counted for purposes of determining whether a quorum is present at the Special Meeting. However, if a beneficial owner of Ordinary Shares held in “street name” gives voting instructions to the bank, broker or other nominee with respect to at least one of the proposals, but gives no instruction as to one or more of the other proposals, then those Ordinary Shares will be deemed present at the Special Meeting for purposes of establishing a quorum at the Special Meeting, and will be voted as instructed with respect to any proposal as to which instructions were given.
Although the approval by the Series A Preferred Shareholder was not required as a closing condition under the Merger Agreement, a separate meeting of the Series A Preferred Shareholder occurred on January 21, 2025, at which, pursuant to the terms of the Voting Agreement, the Series A Preferred Shareholder Approval was obtained when LCLA Daylight LP voted 100% of the Series A Preferred Shares voting as a single class in favor of the Merger Proposal.
Shares Held by Despegar’s Directors and Executive Officers
As of the Record Date, our directors and executive officers beneficially owned and were entitled to vote, in the aggregate, 1,245,820 Ordinary Shares, representing approximately 1.5% of the Ordinary Shares outstanding on the Record Date (and approximately 1.8% of the Ordinary Shares outstanding when taking into account shares underlying presently exercisable Despegar Stock Options and Vested Despegar RSUs held, in the aggregate, by our directors and executive officers). For more information see the section of this proxy statement captioned “Security Ownership of Certain Beneficial Owners and Management.”
We currently expect that all of our directors and executive officers who own Ordinary Shares will vote their Ordinary Shares (i) “FOR” the approval of the Merger Proposal and (ii) “FOR” the approval of the Adjournment Proposal.
Voting of Proxies
If, on the Record Date, your Ordinary Shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you may cause your Ordinary Shares to be voted by returning a signed and dated proxy card in the accompanying prepaid envelope, or you may vote at the Special Meeting. Additionally, you may grant a proxy electronically over the Internet or by telephone (using the instructions provided in the enclosed proxy card). You must have the enclosed proxy card available, and follow the instructions on the proxy card, in order to grant a proxy electronically over the Internet or by telephone. Based on your proxy card or Internet and telephone proxies, the proxy holders will vote your Ordinary Shares according to your directions.
If you attend the Special Meeting and vote, your vote will revoke any previously submitted proxy. If your Ordinary Shares are registered directly in your name, you are encouraged to vote by proxy even if you plan to attend the Special Meeting.
Voting instructions are included on your proxy card. All Ordinary Shares represented by properly signed and dated proxies received in time for the Special Meeting will be voted at the Special Meeting in accordance with the instructions of the shareholder. Properly signed and dated proxies that do not contain voting instructions will be voted:
•
“FOR” the approval of the Merger Proposal; and

•
“FOR” the approval of the Adjournment Proposal.

If, on the Record Date, your Ordinary Shares are held in “street name” through a bank, broker or other nominee, you may vote through your bank, broker or other nominee by completing and returning the voting instruction form provided by your bank, broker or other nominee or attending the Special Meeting and voting with a legal proxy from your bank, broker or other nominee. If such a service is provided, you may vote over the Internet or telephone through your bank, broker or other nominee by following the instructions on the voting form provided by your bank, broker or other nominee.
Revocability of Proxies
If you are a shareholder of record entitled to vote at the Special Meeting, you may change your vote or revoke your proxy at any time before it is voted at the Special Meeting by:
•
signing another proxy card with a later date and returning it to us prior to the Special Meeting;

•
submitting a new proxy electronically over the Internet or by telephone after the date of the earlier submitted proxy;

•
delivering a written notice of revocation to our Secretary at Despegar.com, Corp., Commerce House, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands; Attention: Secretary of Despegar.com, Corp., prior to your Ordinary Shares being voted at the Special Meeting; or

•
attending the Special Meeting and voting.

If you have submitted a proxy, your appearance at the Special Meeting will not have the effect of revoking your prior proxy; provided that you do not vote or submit an additional proxy or revocation, which, in each case, will have the effect of revoking your prior proxy.
If you hold your Ordinary Shares in “street name,” you should contact your bank, broker or other nominee for instructions regarding how to change your vote. You may also vote at the Special Meeting if you obtain a legal proxy from your bank, broker or other nominee. Please note that once your bank, broker or other nominee issues the legal proxy, any voting instructions you may have previously given to your bank, broker or other nominee with respect to those Ordinary Shares will be revoked, and your Ordinary Shares will not be counted with respect to establishing quorum unless you attend the Special Meeting and they will not be counted with respect to any of the proposals unless you vote by ballot at the Special Meeting.
Adjournments and Postponements
Although it is not currently expected, the Special Meeting may be adjourned or postponed to a later date or dates, including for the purpose of soliciting additional proxies, if there are insufficient votes at the time of the Special Meeting to approve the Merger Proposal or if a quorum is not present at the Special Meeting. Other than an announcement to be made at the Special Meeting of the time, date and place of an adjourned meeting, an adjournment generally may not be made without notice. Any adjournment or postponement of the Special Meeting for the purpose of soliciting additional proxies will allow the shareholders who have already sent in their proxies to revoke them at any time prior to their use at the Special Meeting as adjourned or postponed.
Recommendation of the Transaction Committee and the Despegar Board of Directors
In response to a preliminary, non-binding indication of interest, for the acquisition of Despegar, received by the Board of Directors on September 24, 2024, the Board of Directors established a committee of the Board of Directors comprising Nilesh Lakhani, Martín Rastellino and Mike Doyle (the “Transaction Committee”) to, on behalf of the Board of Directors, evaluate, consider and, if the Transaction Committee deemed appropriate, negotiate the indication of interest, any alternative offer or proposal made by any other party and other strategic alternatives for Despegar (each such alternative, a “Potential Transaction”).
The Board of Directors delegated to the Transaction Committee the power and authority of the Board of Directors to, among other things: (a) establish, approve, modify, monitor and direct the process and procedures related to the review and evaluation of any Potential Transaction, including the authority to determine not to proceed with any such process, procedures, review or evaluation, (b) respond to any communications, inquiries or proposals regarding any Potential Transaction, (c) review, evaluate, investigate, pursue and negotiate the terms and conditions of any Potential Transaction, (d) solicit expressions of interest or other proposals for a Potential Transaction to the extent the Transaction Committee deemed appropriate, (e) recommend to the Board of Directors whether any Potential Transaction is advisable and fair to, and in the best interests of, Despegar and its shareholders, (f) recommend rejection or approval of any Potential Transaction to the Board of Directors, (g) review, analyze, evaluate and monitor all proceedings and activities of Despegar related to any Potential Transaction, (h) retain such financial, legal and other advisors as the Transaction Committee deemed to be necessary or appropriate, and (i) take such other actions as the Transaction Committee deemed to be necessary or appropriate for the Transaction Committee to discharge its duties. Throughout the process that ensued, the Transaction Committee reported to the Board of Directors on a regular basis and the Board of Directors expressly retained its overall authority to approve any Potential Transaction that may be recommended by the Transaction Committee.
The Transaction Committee, as more fully described in the enclosed proxy statement, with the assistance of its financial and legal advisors, considered, evaluated and negotiated the Merger Agreement, the Merger and the other Transactions to be consummated by Despegar. At the conclusion of its review, the Transaction Committee, among other things, unanimously (a) determined that the Merger Agreement, the Merger and the other Transactions to be consummated by Despegar are advisable and fair to, and in the best interests of, Despegar and its shareholders, (b) recommended that the Board of Directors authorize and approve the execution, delivery and performance by Despegar of the Merger Agreement and the consummation by Despegar of the Transactions to be consummated by Despegar, including the Merger, and (c) recommended that, subject to approval by the Board of Directors, the Board of Directors recommend adoption of the Merger Agreement and approval of the Merger by the shareholders of Despegar and direct that the adoption of the Merger Agreement be submitted to a vote of Despegar’s shareholders.
The Board of Directors, after considering various factors described under the caption, “The Merger — Recommendations of the Transaction Committee and the Board of Directors and Reasons for the Merger,” and acting on behalf of Despegar and upon the unanimous recommendation of the Transaction Committee, has: (i) determined that the Merger Agreement, the Merger and the other Transactions to be consummated by Despegar, are advisable and fair to, and in the best interests of, Despegar and its shareholders, (ii) duly authorized and approved the execution, delivery and performance by Despegar of the Merger Agreement and the consummation by Despegar of the Transactions to be consummated by Despegar, including the Merger, (iii) resolved, subject to Section 6.03(e) of the Merger Agreement, to recommend adoption of the Merger Agreement and approval of the Merger by the shareholders of Despegar, and (iv) directed that the adoption of the Merger Agreement and the approval of the Merger be submitted to a vote of the shareholders of Despegar.
Accordingly, the Board of Directors recommends that you vote: (i) “FOR” the approval of the Merger Proposal and (ii) “FOR” the approval of the Adjournment Proposal.
The Expedia Director did not participate in the deliberations of the Board of Directors relating to any Potential Transaction.
Solicitation of Proxies
The expense of soliciting proxies will be borne by Despegar. Despegar has retained Innisfree M&A Incorporated, a proxy solicitation firm, to solicit proxies in connection with the Special Meeting at a cost of approximately $20,000 plus expenses. Despegar will also indemnify Innisfree M&A Incorporated against certain losses arising out of its provisions of these services on our behalf. In addition, Despegar may reimburse banks, brokers and other nominees representing beneficial owners of Ordinary Shares for their expenses in forwarding soliciting materials to such beneficial owners. Proxies may also be solicited by our directors, officers and employees, personally or by telephone, email, fax, over the Internet or other means of communication. No additional compensation will be paid for such services.
Anticipated Date of Completion of the Merger
We are working toward completing the Merger as promptly as possible. In order to complete the Merger, Despegar must obtain the approval of the Merger Proposal described in this proxy statement, and the other closing conditions under the Merger Agreement must be satisfied or waived, including but not limited to consents, approvals, non-disapprovals, lapse of the applicable waiting periods, and other authorizations of governmental authorities under the antitrust or competition laws of Brazil, Chile and Mexico. Subject to the completion of the sales process of PayU Latin America, such authorization may also be necessary under the antitrust or competition laws of Colombia. Although the Merger remains subject to a number of conditions, the Merger is currently expected to close in the second quarter of 2025. For more information, please see the section of this proxy captioned “The Merger — Regulatory Approvals Required for the Merger.”
Delisting and Deregistration of Despegar Ordinary Shares
If the Merger is completed, the Ordinary Shares will be delisted from the NYSE and deregistered under the Exchange Act, and Ordinary Shares will no longer be publicly traded. As such, Despegar will no longer file periodic reports under the Exchange Act with the SEC on account of Despegar’s Ordinary Shares.
Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on March 4, 2025
The proxy statement is available on the Investor Relations page of our website at: https://investor.despegar.com/financials/proxy-statements/default.aspx.
Questions and Additional Information
If you have any questions concerning the Merger Agreement, the Plan of Merger, the Transactions, the Special Meeting or the proxy statement, or would like additional copies of the proxy statement or need help voting your Ordinary Shares, please contact our proxy solicitor:
Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Holders may call toll free:   1 (877) 750-8240 (from the U.S. and Canada)
From outside the U.S. and Canada, please call:
+1 (412) 232-3651
Banks and Brokers may call collect:
(212) 750-5833
Email (for material requests only):
info@innisfreema.com

THE MERGER
This discussion of the Merger is qualified in its entirety by reference to the Merger Agreement, which is attached to this proxy statement as Annex A and incorporated into this proxy statement by reference. This summary does not purport to be complete and may not contain all of the information about the Merger that is important to you. You should carefully read and consider the entire Merger Agreement, which is the legal document that governs the Merger, because this document contains important information about the Merger and how it affects you.
Parties Involved in the Merger
Despegar.com, Corp. (Despegar)
Despegar was founded in 1999 as Decolar.com, Inc., as a pioneering online travel technology company, with the goal to empower travelers in Latin America by offering them a seamless and comprehensive platform for planning and booking their trips. Despegar introduced a novel approach to travel, transitioning from traditional, in-person travel bookings to a comprehensive online platform that offers extensive travel options including hotels, flights, and vacation packages and built the only pan-regional leisure travel brand in Latin America.
Despegar was formed as a business company incorporated in the British Virgin Islands on February 10, 2017. On May 3, 2017, the shareholders of its predecessor, Decolar.com, Inc., exchanged their shares for ordinary shares of Despegar.com, Corp. to create a new holding company. Following this exchange, Decolar.com, Inc. became a wholly-owned subsidiary of Despegar. On September 19, 2017, Despegar completed its initial public offering on the NYSE.
Today, Despegar is a premier travel technology company operating in the global $2 trillion travel market with a focus on Latin America. Despegar has presence in 18 markets and covers more than 80% of the region’s population, with a leading online presence in key markets like Brazil, Mexico, Argentina, Chile and Colombia.
Despegar’s principal executive office is located at Commerce House, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands, and its telephone number is +1 (284) 852-1195.
MIH Internet Holdings B.V. (Parent)
Parent is a private limited liability company (besloten vennootschap) incorporated in the Netherlands and a wholly-owned subsidiary of Prosus N.V. (“Prosus”). Prosus is a global technology company with investments in more than 100 companies across the world. With leading positions in Food Delivery, Classifieds and Fintech, Prosus has created its own unique technology ecosystem, driving innovation, knowledge sharing and growth across its portfolio. Through its Prosus Ventures team, Prosus invests in new technology growth opportunities within AI, social and ecommerce platforms, fintech, B2B software, logistics, health, blockchain, agriculture and more.
Parent’s principal corporate offices are located at Symphony Offices, Gustav Mahlerplein 5, Amsterdam 1082 MS, the Netherlands, and its telephone number is +31 23 569 2300.
MIH Investments Merger Sub Limited (Merger Sub)
MIH Investments Merger Sub Limited, referred to as “Merger Sub,” is a British Virgin Islands business company with limited liability and a wholly-owned indirect subsidiary of Parent and was formed on December 18, 2024, solely for the purpose of engaging in the transactions contemplated by the Merger Agreement. Merger Sub has not engaged in any business activities other than in connection with the transactions contemplated by the Merger Agreement. Upon the completion of the Merger, the separate corporate existence of Merger Sub will cease and Despegar will continue as the Surviving Company. Merger Sub’s principal executive offices are located at Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands, and its telephone number is +31 23 569 2300.

Effect of the Merger
Upon the terms and subject to the conditions of the Merger Agreement, Merger Sub will merge with and into Despegar, with the separate corporate existence of Merger Sub thereupon ceasing and Despegar continuing as the Surviving Company and a wholly-owned indirect subsidiary of Parent. As a result of the Merger, Despegar’s Ordinary Shares will no longer be publicly traded, and will be delisted from the NYSE. In addition, the Ordinary Shares will be deregistered under the Exchange Act, and Despegar will no longer file periodic reports under the Exchange Act with the SEC. If the Merger is completed, you will not own any shares of the capital share of the Surviving Company.
The Effective Time will occur upon the Articles of Merger, a form of which were attached as Exhibit A to the Merger Agreement, being duly registered by the Registrar, or at such other date or time as Parent and Despegar agree in writing (subject to the requirements of the BVI Act) and specify in the Articles of Merger.
Effect on Despegar if the Merger is Not Completed
If the Merger Agreement is not adopted by the shareholders, or if the Merger is not completed for any other reason:
•
the shareholders will not be entitled to, nor will they receive, any payment for their Ordinary Shares pursuant to the Merger Agreement;

•
(i) Despegar will remain an independent public company, (ii) the Ordinary Shares will continue to be listed and traded on the NYSE and registered under the Exchange Act, and (iii) Despegar will continue to file periodic reports under the Exchange Act with the SEC;

•
under certain specified circumstances, Despegar will be required to pay Parent the Despegar Termination Fee upon or following the termination of the Merger Agreement; and

•
under certain specified circumstances, Parent will be required to pay Despegar the Parent Termination Fee following the termination of the Merger Agreement.

For more information, please see the section of this proxy statement captioned “Proposal 1: Adoption of the Merger Agreement — Termination Fees and Expenses.”
Ordinary Share Consideration
At the Effective Time, each Ordinary Share, other than Excluded Shares, will be cancelled and converted automatically into the right to receive the Ordinary Share Consideration. Additionally, at the Effective Time, (i) each Despegar Stock Option will be cancelled and converted automatically into the right to receive an amount in cash, without interest equal to the product of (x) the amount by which the Ordinary Share Consideration exceeds the applicable exercise price per share of the Despegar Stock Option and (y) the aggregate number of shares remaining issuable upon exercise of the Despegar Stock Option, less applicable taxes and authorized deductions, and (ii) each Vested Despegar RSU will be cancelled and converted automatically into the right to receive the Ordinary Share Consideration per share subject to the Vested Despegar RSU, less applicable taxes and authorized deductions.
At or prior to the Effective Time, Parent will deposit or, cause Merger Sub to deposit, with the Paying Agent (as defined below), for the benefit of the holders of Shares (other than Excluded Shares), cash in an amount sufficient to pay the aggregate Merger Consideration required to be paid in respect of the Ordinary Shares and the Series A Preferred Shares under the Merger Agreement. For more information, please see the section of this proxy statement captioned “Proposal 1: Adoption of the Merger Agreement — Exchange and Payment Procedures.”
After the Merger is completed, you will have the right to receive the Ordinary Share Consideration in respect of each Ordinary Share that you own, but you will no longer have any rights as a shareholder or beneficial owner of Ordinary Shares. Shareholders or beneficial owners of Ordinary Shares who properly exercise their dissenters’ rights have the right to receive payment for the “fair value” of their Ordinary Shares in accordance with Section 179 of the BVI Act. For more information, please see the section of this proxy statement captioned “The Merger — Dissenters’ Rights.”
Series A Preferred Share Consideration
At the Effective Time, each Series A Preferred Share issued and outstanding immediately prior to the Effective Time will be cancelled and converted automatically into the right to receive the Series A Preferred Share Consideration.
Background of the Merger
The Board of Directors, through the Strategy Committee of the Board of Directors and with the assistance of Despegar’s management and advisors, regularly reviews Despegar’s business, operations, financial performance and strategic direction. As part of this ongoing review, the Board of Directors considers Despegar’s long-term strategies and plans, changes in the industry and markets in which Despegar operates, economic and other market conditions, execution opportunities and risks and potential strategic alternatives, including business combination, acquisition and divestiture opportunities.
In the late spring of 2023, a representative of a strategic party (“Party 1”) reached out to the Chairman of the Board of Directors, Mr. Nilesh Lakhani, to express interest in exploring potential commercial opportunities with Despegar, as well as possibly exploring a potential acquisition of Despegar. Mr. Lakhani informed Party 1 that he would discuss these topics with the Board of Directors and revert, but expressed his belief that an acquisition was not then in the best interests of Despegar given that at that time, the public markets were significantly undervaluing Despegar.
A meeting of the Strategy Committee of the Board of Directors was held on May 31, 2023, and the Strategy Committee directed the management of Despegar to negotiate a non-disclosure agreement with Party 1 in order to enable the parties to engage in further discussions. On July 21, 2023, Despegar and Party 1 entered into a non-disclosure agreement, which included customary non-disclosure and non-use provisions and a customary 12-month standstill provision that would terminate if, among other things, Despegar entered into an agreement providing for the acquisition of Despegar by a third party (the “2023 Party 1 NDA”). After executing the 2023 Party 1 NDA, sporadic discussions took place between representatives of Despegar and Party 1 during the remainder of 2023 and into early 2024, during which period certain business information was provided to Party 1, but no expression of interest was received, and it became clear that a strategic transaction between Party 1 and Despegar was not likely to be pursued at that time.
On March 27, 2024, Waha LATAM Investments Limited (“Waha Capital”) exercised its conversion rights to convert its 50,000 Series B Preferred Shares into Ordinary Shares at a conversion price of $9.25 per share obtaining 5,405,405 Ordinary Shares.
On April 1, 2024, Waha Capital sold 5,405,405 Ordinary Shares at a price of $11.12.
On June 13, 2024, during an open trading window, LCLA Daylight LP (“L Catterton”) sold 3,000,000 Ordinary Shares at a price of $13.76.
On September 24, 2024, a representative of Party 1 contacted Mr. Lakhani, to discuss Party 1’s renewed interest in pursuing a potential transaction. Party 1 stated that it had conducted significant due diligence and expressed interest in having a deal to acquire Despegar close by the end of 2024. Representatives of Party 1 stated that Party 1 was willing to offer $14.00 per Ordinary Share and that Party 1 would provide a non-binding indication of interest. Mr. Lakhani undertook to discuss the expression of interest with the Strategy Committee of the Board of Directors, but indicated that he thought $14.00 per Ordinary Share did not appropriately value Despegar and that Despegar was not exploring strategic alternatives at that time.
On the same day and following the earlier discussions, Mr. Lakhani received a letter from a representative of Party 1 that described a preliminary, non-binding indication of interest from Party 1 to acquire the Ordinary Shares for $14.00 in cash per Ordinary Share and to redeem any preferred shares in accordance with their terms (the “September 24 Proposal”). The September 24 Proposal was subject to satisfactory completion of due diligence, the negotiation and execution of mutually agreed definitive documentation and final approval of Party 1’s board of directors. The September 24 Proposal also requested a 45-day exclusivity period to conduct due diligence, conclude discussions and finalize the transaction.
On September 25, 2024, the Strategy Committee of the Board of Directors comprising Mr. Lakhani, Mr. Martín Rastellino, Mr. Mike Doyle and Mr. Ramiro Lauzan met together with Mr. Damián Scokin (Chief Executive Officer of Despegar), Mr. Amit Singh (Chief Financial Officer of Despegar), Ms. Monica Alexandra Soares da Silva (General Counsel of Despegar) and a representative of Allen Overy Shearman Sterling US LLP (“A&O Shearman”) to discuss the September 24 Proposal and to consider next steps. The Strategy Committee discussed and evaluated alternatives for financial advisors to advise Despegar in connection with the September 24 Proposal and any process that might ensue.
On September 30, 2024, Despegar engaged A&O Shearman to serve as its outside legal counsel in connection with any potential transaction involving the acquisition of Despegar.
On October 1, 2024, the Board of Directors determined to establish a transaction committee comprising Messrs. Lakhani, Rastellino and Doyle (the “Transaction Committee”) to, on behalf of the Board of Directors, evaluate, consider and, if the Transaction Committee deemed appropriate, negotiate any potential transaction that might result from the September 24 Proposal or any alternative offer or proposal that may be made by any other party and other strategic alternatives for Despegar (each such transaction, a “Potential Transaction”). The Board of Directors’ rationale for forming a Transaction Committee was, among other things, to avoid any potential conflicts of interest between any party that might be interested in participating in any process involving Despegar who was also represented on the Board of Directors, to reduce the workload of the Board of Directors in exploring strategic alternatives, to provide necessary feedback, direction and guidance to Despegar’s management on short notice, to facilitate negotiations with bidders and to review the strategic rationale for entering into a Potential Transaction with the bidders. Throughout the process that ensued, the Transaction Committee reported to the Board of Directors on a regular basis and the Board of Directors expressly retained its overall authority to approve any Potential Transaction that may be recommended by the Transaction Committee.
Later that evening, the Transaction Committee had an initial call with representatives of Goldman Sachs to discuss the approach from Party 1 and the assistance that Goldman Sachs could provide as financial advisor to the Transaction Committee in connection with a Potential Transaction. Representatives of Goldman Sachs provided an initial draft engagement letter regarding their proposed services and fees.
On October 2, 2024, the Transaction Committee determined to engage Goldman Sachs as the Transaction Committee’s financial advisor based on Goldman Sachs’ reputation as an internationally recognized investment banking firm that has substantial experience in transactions similar to the Merger, and began to negotiate an engagement letter with Goldman Sachs to formalize the Transaction Committee’s engagement with Goldman Sachs as its financial advisor in connection with any Potential Transaction.
On October 4, 2024, representatives of Goldman Sachs and A&O Shearman met with the Transaction Committee to discuss the September 24 Proposal, which discussion included an overview of Despegar’s share price over the last two years, the key terms of the September 24 Proposal, a preliminary list of potential buyers for Despegar and a discussion of potential alternatives and next steps, including having Goldman Sachs reach out to a select group of third parties most likely to be interested in potentially acquiring Despegar.
On October 5, 2024, at the direction of the Transaction Committee, representatives of Goldman Sachs commenced confidential outreach to representatives of five parties to gauge their interest in participating in a process to acquire Despegar, including Parent. Representatives of three of the parties (referred to as “Party 2,” “Party 3” and “Party 4,” respectively) indicated interest in pursuing a Potential Transaction. Later that day, the Transaction Committee met with representatives of Goldman Sachs and A&O Shearman to discuss a work plan regarding Goldman Sachs’ outreach to potential bidders.
On October 8, 2024, representatives of Goldman Sachs had discussions with representatives of each of Party 2 and Party 3 to discuss diligence requirements from Party 2 and Party 3 to enable each of them to form a preliminary view on value.
On October 9, 2024, the Transaction Committee met with representatives of Goldman Sachs and A&O Shearman and reviewed Goldman Sachs’ outreach efforts to potential bidders and potential response to Party 1’s September 24 Proposal.

Later that day, a representative of Goldman Sachs contacted a representative of Party 1 to discuss the due diligence Party 1 would be required to conduct in order to be able to submit a revised indication of interest. Also later that day, Party 4 informed representatives of Goldman Sachs that it was declining the opportunity to pursue the Potential Transaction.
On October 10, 2024, representatives of Party 2 confirmed to representatives of Goldman Sachs that Party 2 was interested in pursuing a Potential Transaction and would like to conduct high-level due diligence. That same day, a representative of Party 3 requested a briefing from representatives of Goldman Sachs on Despegar.
Also on October 10, 2024, to facilitate the provision of due diligence information and access to a virtual data room, representatives of Goldman Sachs provided Party 1 with a proposed amendment to the 2023 Party 1 NDA that extended the term and the duration of the standstill obligations contained in the 2023 Party 1 NDA. Between October 10, 2024, and October 18, 2024, Party 1 and Despegar negotiated this amendment to the 2023 Party 1 NDA, and signed it on October 18, 2024.
Between October 10, 2024, and October 17, 2024, to facilitate the provision of due diligence information and access to a virtual data room, Party 2 and Despegar negotiated a non-disclosure agreement, which included customary non-disclosure and non-use provisions and a customary standstill provision that would terminate if, among other things, Despegar entered into an agreement providing for the acquisition of Despegar by a third party. The non-disclosure agreement was executed on October 17, 2024.
On October 13, 2024, the Transaction Committee met with representatives of Goldman Sachs and A&O Shearman to discuss the status of the diligence process for the Potential Transaction with various potential bidders, preliminary financial analysis materials and certain process related matters.
Between October 16, 2024, and October 30, 2024, to facilitate the provision of due diligence information and access to a virtual data room, Party 3 and Despegar negotiated a non-disclosure agreement, which included customary non-disclosure and non-use provisions and a customary standstill provision that would terminate if, among other things, Despegar entered into an agreement providing for the acquisition of Despegar by a third party. The non-disclosure agreement was executed on October 30, 2024.
On October 16, 2024, at a meeting of the Transaction Committee also attended by representatives of A&O Shearman, representatives of Goldman Sachs updated the Transaction Committee on the status of the due diligence processes underway by Party 1 and Party 3.
On October 17, 2024, a representative of Goldman Sachs discussed the Potential Transaction with a representative of Party 1, who continued to express Party 1’s interest in the Potential Transaction and pursuing such transaction as quickly and efficiently as possible.
On October 18, 2024, representatives of Goldman Sachs and members of Despegar management team reviewed with representatives of Party 1 Despegar’s financial performance, financial projections, Despegar’s preliminary third quarter financial results and potential transaction synergies.
Later that day, representatives of Goldman Sachs discussed with Party 2 the status of Party 2’s due diligence process, outstanding requests and timing of a potential proposal from Party 2.
On October 22, 2024, a representative of Party 1 contacted representatives of Goldman Sachs to inform Goldman Sachs that Party 1 would be submitting a revised proposal and to express Party 1’s interest in entering into a definitive agreement to acquire Despegar by the middle of December. Shortly thereafter, Party 1 submitted a revised non-binding indication of interest to acquire the Ordinary Shares for $16.00 per Ordinary Share in cash and to redeem the Series A Preferred Shares in accordance with their terms (the “October 22 Proposal”). The October 22 Proposal stated that it represented an increase of approximately 14% compared to Party 1’s September 24 Proposal.
Later that day, the Despegar management team provided a management presentation to representatives of Party 2, following which Party 2 indicated that it intended to submit a proposal to acquire Despegar by October 25, 2024.

On October 24, 2024, a representative of Party 3 provided a list of additional diligence questions for Despegar.
On October 25, 2024, Party 2 submitted its non-binding indication of interest to acquire the Ordinary Shares for $15.00 – $16.50 per Ordinary Share in cash (the “October 25 Proposal”). The October 25 Proposal included Party 2’s expectation that holders of the Series A Preferred Shares would redeem such shares in full for a redemption price equal to 110% of the Liquidation Preference (as defined in the Amended and Restated Memorandum and Articles of Association of Despegar). Later that day, the Transaction Committee met with representatives of Goldman Sachs and A&O Shearman to discuss preliminary financial analysis materials and the proposals received from Party 1 and Party 2; such discussions formed the basis for the view expressed by the Transaction Committee on October 30, 2024. Later that day, representatives of Goldman Sachs and representatives of Party 1 discussed certain due diligence process related matters.
On that same day, at the direction of the Transaction Committee, representatives of Goldman Sachs reached out to representatives of Party 1 to relay the Transaction Committee’s view that Party 1’s proposed price was insufficient, especially in light of Despegar’s expected financial performance in the third quarter and expected stock price reaction, but that the Transaction Committee would be willing to give Party 1 access to additional due diligence to enable it to submit an improved proposal. Party 1 indicated reservation against committing time and resources to a transaction outside of an exclusivity agreement, and that it would revert on next steps.
On October 30, 2024, at the direction of the Transaction Committee, representatives of Goldman Sachs reached out to representatives of Party 2 to relay the Transaction Committee’s view that, even at the high-end of Party 2’s proposed price range, the premium was insufficient, especially in light of Despegar’s expected financial performance in the third quarter and expected stock price reaction, but that the Transaction Committee would be willing to give Party 2 access to additional due diligence to enable it to submit an improved proposal at the high end or above the high-end of the range. Representatives of Goldman Sachs requested that Party 2 provide a diligence request list.
Later that day, Party 2 confirmed to representatives of Goldman Sachs that Party 2 intended to retain advisors and conduct more fulsome due diligence and would provide Despegar with a comprehensive due diligence request list. Party 2 did not request exclusivity.
On October 31, 2024, Despegar executed Goldman Sachs’ engagement letter with the Transaction Committee.
Later that day, representatives of A&O Shearman provided agreements or amendments as required to facilitate the transmission by Despegar to each of Party 1, Party 2 and Party 3 of certain information on a restricted “clean team” basis (each a “Clean Team Agreement”), which Clean Team Agreements were negotiated and executed over the following weeks.
On November 1, 2024, Despegar opened a virtual data room to provide potential bidders who had signed non-disclosure agreements access to certain information regarding Despegar and its business.
Between November 1, 2024, and December 14, 2024, Despegar held a number of virtual and in-person meetings with each of Party 1’s, Party 2’s and Party 3’s deal teams and, as applicable, legal and financial advisors, and answered other diligence questions from the representatives of such parties.
On November 5, 2024, a representative of Goldman Sachs contacted a representative of Party 1 to discuss next steps in the bidding process for the Potential Transaction and indicated that other parties were progressing in diligence.
On November 6, 2024, representatives of Party 3 spoke with representatives of Goldman Sachs and reiterated their interest in the Potential Transaction. Representatives of Party 3 requested additional information in connection with their due diligence process for the Potential Transaction. As instructed by the Transaction Committee, representatives of Goldman Sachs offered to representatives of Party 3 a presentation from Despegar management but informed them that additional business sensitive information would not be provided until Party 3 had submitted a written indication of interest (including price) deemed attractive by the Transaction Committee. Representatives of Goldman Sachs also explained to the representative of Party 3 that Party 3 was behind in the due diligence process for a Potential Transaction and multiple parties were proceeding at a faster pace.
On November 7, 2024, a representative of Parent communicated to representatives of Goldman Sachs that Parent was interested in pursuing a Potential Transaction. Representatives of Goldman Sachs explained to the representative of Parent that Parent was behind in the due diligence process for a Potential Transaction and multiple parties were engaged in due diligence. Parent committed to proceeding with due diligence on an expedited basis.
Also on November 7, 2024, the Transaction Committee met with representatives of Goldman Sachs and A&O Shearman to discuss the status of the due diligence process underway by each of the potential bidders and next steps with each of these bidders. The Transaction Committee and its advisors discussed closing certainty considerations with respect to each of the potential bidders as well as potential synergies that the different potential bidders may be able to realize.
Between November 7, 2024, and November 12, 2024, to facilitate the provision of due diligence information and access to the virtual data room, Parent and Despegar negotiated a non-disclosure agreement, which included customary non-disclosure and non-use provisions and a customary standstill provision that would terminate if, among other things, Despegar entered into an agreement providing for the acquisition of Despegar by a third party. The non-disclosure agreement was executed on November 12, 2024.
On November 8, 2024, a representative of Party 1 contacted representatives of Goldman Sachs to ask for updates on the diligence process and stated that Party 1 did not intend to increase Party 1’s offer price in October 22 Proposal at this stage, but that Party 1 was interested in moving forward with due diligence on a non-exclusive basis. Representatives of Goldman Sachs explained to the representative of Party 1 that other bidders were moving quickly through the diligence process. The next day, with the approval of the Transaction Committee, Party 1 was provided with access to Despegar’s virtual data room.
On November 11, 2024, a representative of Parent requested that representatives of Goldman Sachs coordinate a meeting between representatives of Parent and the Despegar management team.
Later that day, the Transaction Committee met with representatives of Goldman Sachs and A&O Shearman together with Mr. Scokin to discuss the status of the due diligence process underway with each potential bidder.
On November 12, 2024, the Transaction Committee met with representatives of Goldman Sachs and A&O Shearman, and representatives of Goldman Sachs again updated the Transaction Committee on the due diligence process underway with each potential bidder.
On November 13, 2024, a representative of Goldman Sachs contacted Party 3 to confirm Party 3’s continued interest in pursuing a Potential Transaction. The representative of Party 3 indicated that Party 3 intended to submit their indication of interest to Party 3’s broader leadership team on November 18, 2024. Representatives of Goldman Sachs offered to have Despegar’s management team give Party 3 a management presentation on November 18, 2024.
Later that day, representatives of Morgan Stanley & Co. International Plc (“Morgan Stanley”), financial advisor to Parent, contacted representatives of Goldman Sachs to discuss the transaction process, timing and next steps.
Also, later that day, the Board of Directors held a regularly scheduled in-person meeting with members of the Despegar management team in attendance.
On November 14, 2024, Despegar announced financial results for the third quarter of 2024. Despegar’s Ordinary Shares closed at $17.37 on November 15, 2024.
Later that day, a representative of Goldman Sachs had a call with a representative of Party 2 to discuss Despegar’s share price movement following release of Despegar’s financial results. Party 2 asked about next steps in the process and noted that Party 2 would not be in a position to submit a revised bid at that time, but could provide a more refined view of value as early as the following week, following receipt of certain additional due diligence information.

On November 15, 2024, the Transaction Committee met with representatives of Goldman Sachs and A&O Shearman and discussed Despegar stock price reaction post earnings and attractiveness of current proposals. The Transaction Committee instructed representatives of Goldman Sachs to ask all bidders for reconfirmation of value by November 25, 2024 and that diligence would be paused with all parties prior to such reconfirmation.
Later that day, the Despegar management team gave a management presentation to representatives of Parent. After the management presentation, representatives of Parent noted that Parent was interested in a Potential Transaction, but that Parent would need more time to finalize a bid and requested access to due diligence materials prior to submitting an indication of interest. As instructed by the Transaction Committee, the representatives of Goldman Sachs informed the representatives of Parent that full due diligence access would not be provided until Parent had submitted an indication of interest, consistent with how other potential bidders had been treated.
On November 17, 2024, Party 1 provided a further revised non-binding indication of interest to acquire the Ordinary Shares for $18.50 per Ordinary Share in cash and to redeem the Series A Preferred Shares in accordance with their terms (the “November 17 Proposal”). The November 17 Proposal stated that it represented an increase of approximately 16% compared to the October 22 Proposal. On the basis of this revised proposal, the Transaction Committee decided to allow Party 1 to conduct further due diligence.
Also on November 17, 2024, Parent again reached out to representatives of Goldman Sachs to request that Parent receive access to the virtual data room prior to providing a written indication of value. Following discussion with the Transaction Committee, representatives of Goldman Sachs informed Parent that, consistently with the approach taken with other parties, the Transaction Committee had decided not to provide Parent with access to the virtual data room until after a written indication of value was received.
On November 18, 2024, the Despegar management team gave a management presentation to representatives of Party 3. Following the management presentation, Party 3 indicated to representatives of Goldman Sachs that Party 3 intended to submit a written proposal on or around November 25, 2024.
Later that day, the Transaction Committee met with representatives of Goldman Sachs and A&O Shearman to discuss the next steps of the bidding process.
From November 20, 2024, to November 22, 2024, representatives of Party 3, Goldman Sachs and A&O Shearman discussed certain aspects of the non-binding proposal Party 3 intended to submit, including the importance of confidentiality to Party 3.
On November 22, 2024, Parent submitted its non-binding indication of interest to acquire the Ordinary Shares for $20.00 – $22.00 in cash (the “November 22 Proposal”). The November 22 Proposal did not address the treatment of the Series A Preferred Shares. On the basis of this proposal, the Transaction Committee decided to grant Parent access to the virtual data room to allow Parent to conduct further due diligence.
On November 25, 2024, a representative of Party 2 informed representatives of Goldman Sachs that Party 2 would not be submitting a revised indication of interest given Despegar’s then current share price and would no longer be participating in the process. Party 2’s access to the virtual data room was terminated and Party 2 was requested, in accordance with the non-disclosure agreement it had signed, to certify the destruction of all confidential information provided to Party 2 in the process.
Later that day, Party 3 submitted its non-binding indication of interest to acquire the Ordinary Shares for $19.00 – $24.00 in cash or a combination of cash and equity capital (the “November 25 Proposal”). The November 25 Proposal did not address the Series A Preferred Shares. Representatives of Goldman Sachs discussed with the Transaction Committee, among other things, its views on the remaining diligence required by Party 3 and estimated timeline to complete a transaction with Party 3.
On November 26, 2024, representatives of Goldman Sachs met with representatives of Morgan Stanley. Representatives of Goldman Sachs informed representatives of Morgan Stanley that Parent would be allowed to conduct further due diligence. Parent was provided access to the virtual data room thereafter.
On November 27, 2024, representatives of Goldman Sachs sent a draft merger agreement that had been prepared by A&O Shearman to each of Parent and Party 1.

On November 29, 2024, representatives of Goldman Sachs discussed the November 25 Proposal with representatives of Party 3, who explained that the wide share price range was due to Party 3’s need to conduct additional due diligence and that the inclusion of a reference to equity financing was because such reference was believed to be customary by Party 3. The representatives of Party 3 confirmed that Party 3’s proposal had been approved by Party 3’s investment committee, but that a binding offer would need approval from Party 3’s board of directors. No clear timeline for signing and announcing a Potential Transaction was provided.
On December 3, 2024, representatives of Goldman Sachs sent process letters to Party 1, Parent and Party 3 requesting full markups of the merger agreement and best and final indications of value, expressed as a specific figure and not a range, by December 10, 2024, with a plan to sign and announce the Potential Transaction on December 20, 2024. Later that day, Party 3 was provided access to the virtual data room.
On December 4, 2024, members of the Despegar management team and representatives of Goldman Sachs held a diligence session with representatives of Parent.
Later that day, representatives of Goldman Sachs sent a draft merger agreement that had been prepared by A&O Shearman to Party 3.
On December 5, 2024, representatives of Party 1 and representatives of the Transaction Committee and Goldman Sachs had a discussion regarding the due diligence process.
On December 9, 2024, Party 3 provided representatives of Goldman Sachs with a follow up due diligence request list.
During the week of December 9, 2024, representatives of Party 1 discussed with the Transaction Committee and representatives of Goldman Sachs the status of the bidding process for a Potential Transaction and Party 1’s intent not to submit a revised proposal due to concerns regarding Despegar’s current valuation and Party 1’s competing priorities at that time. Following such discussions, at the direction of the Transaction Committee, representatives of Goldman Sachs informed Party 1 that Despegar was highly likely to enter into exclusivity with another party in the coming days. Subsequently, Party 1’s access to the virtual data room was terminated.
On December 12, 2024, representatives of Morgan Stanley contacted representatives of Goldman Sachs to discuss the November 22 Proposal, Parent’s required internal approvals to submit a final and binding offer, and remaining due diligence requirements. Thereafter, a representative of Goldman Sachs contacted a representative of Parent to discuss the same topics.
On December 13, 2024, Parent submitted its revised non-binding indication of interest to acquire the Ordinary Shares at $20.50 per share in cash (the “December 13 Proposal”). The December 13 Proposal did not address the treatment of the Series A Preferred Shares. Parent proposed signing a definitive merger agreement within ten days and requested exclusivity through December 23, 2024.
Later that day, representatives of Goldman Sachs contacted representatives of Morgan Stanley to discuss and clarify certain aspects of Parent’s proposal.
The Transaction Committee promptly met, with representatives of Goldman Sachs and A&O Shearman present, to discuss the December 13 Proposal, and decided after discussion with its advisors to grant exclusivity to Parent for the ten-day period requested. Among other things, the Transaction Committee considered the low likelihood that the Transaction Committee, following consultations with representatives of Goldman Sachs, placed on Party 3 being able to deliver on its proposal in light of the limited due diligence it had conducted to that date, the lack of resources that Party 3 was investing into the process, the time it would have taken Party 3 to finalize diligence and for the parties to negotiate the merger agreement, the uncertainty regarding Party 3’s valuation of Despegar given the wide range indicated in the November 25 Proposal and that such range was preliminary and provided prior to Party 3 conducting any significant diligence, the lack of responsiveness to contact from representatives of Goldman Sachs, as well as advanced state of negotiations with Parent and the relative certainty that a deal could be signed within days. Despite representatives of Goldman Sachs requesting a revised final bid from Party 3, none was provided.

Later that day, A&O Shearman provided Davis Polk & Wardwell LLP (“Davis Polk”), counsel to Parent, with a draft exclusivity agreement, which A&O Shearman and Davis Polk negotiated over the ensuing weekend and which was signed by Parent and Despegar on December 15, 2024. The exclusivity agreement provided for exclusivity until 11:59 p.m. New York City time on December 24, 2024, subject to extension upon mutual consent of Despegar and Parent. Exclusivity would end if Parent proposed in writing to reduce the consideration for the Potential Transaction below that stated in the December 13 Proposal or proposed in writing to otherwise modify or deviate from the terms and conditions set forth in the December 13 Proposal in a manner materially adverse to Despegar or its securityholders.
On December 14, 2024, a representative of Parent contacted a representative of Goldman Sachs to provide updates on the status of Parent’s due diligence (including in-person diligence with the Despegar management team). Representatives from Despegar and A&O Shearman also discussed with representatives of Davis Polk certain due diligence topics requested by Davis Polk.
On December 15, 2024, upon signing the exclusivity agreement with Parent, Party 3’s access to the virtual data room was terminated and Party 3 was requested, in accordance with the non-disclosure agreement it had signed, to certify the destruction of all confidential information provided to Party 3 in the process.
Also on December 15, 2024, representatives of Goldman Sachs discussed with representatives of Parent the status of Parent’s due diligence, including potential meetings with the Despegar management team.
Also on December 15, 2024, a representative of Despegar spoke with the member of the Board of Directors representing L Catterton and updated him on the process for a Potential Transaction and requested that L Catterton review a draft voting and support agreement that Parent’s counsel intended to provide, when available.
On December 16, 2024, a representative of Davis Polk contacted a representative of A&O Shearman to discuss certain due diligence related points.
Later that day, A&O Shearman shared a revised draft of the merger agreement with Davis Polk.
On December 17, 2024, Davis Polk requested a follow up call with A&O Shearman to discuss certain due diligence related points.
Also on December 17, 2024, representatives of Goldman Sachs provided the Transaction Committee with a customary relationship disclosure letter, which included disclosures related to Goldman Sachs’ relationships with Party 1 and Parent as well as certain shareholders of each of Despegar, Party 1 and Parent. The Transaction Committee did not identify any potential or actual conflict of interest that would affect the ability of Goldman Sachs to fulfill its responsibilities.
On December 18, 2024, representatives of Davis Polk sent an initial draft form of the voting and support agreement to A&O Shearman, pursuant to which, Messrs. Scokin, Rastellino, Doyle and Lakhani and L Catterton would be required, among other things, to vote their Ordinary Shares in favor of the adoption of the merger agreement. Thereafter, through December 22, 2024, representatives of each of Davis Polk, A&O Shearman and L Catterton’s legal counsel negotiated and finalized the terms of the voting and support agreement.
On December 19, 2024, representatives of Davis Polk and A&O Shearman discussed material open issues in the merger agreement.
Later that day, Davis Polk provided A&O Shearman with a revised draft of the merger agreement. Among other things, the revised draft suggested changes to the treatment of the Series A Preferred Shares and Despegar Restricted Stock Units and removed the termination fee proposed to be payable by Parent in the event required regulatory approvals were not obtained.
On December 20, 2024, representatives of Goldman Sachs had a call with representatives of Parent and transaction auditors to discuss certain diligence issues.

Also on December 20, 2024, the Transaction Committee held a meeting with representatives of Goldman Sachs and A&O Shearman so that A&O Shearman could provide an update on the negotiation of the merger agreement.
Also on December 20, 2024, representatives of Goldman Sachs provided the Transaction Committee with an updated customary relationship disclosure letter, which was updated to include additional disclosures related to Goldman Sachs’ relationships with Party 1 and Parent as well as certain shareholders of each of Despegar, Party 1 and Parent. The Transaction Committee did not identify any potential or actual conflict of interest that would affect the ability of Goldman Sachs to fulfill its responsibilities.
On December 20, 2024, and December 21, 2024, representatives of Davis Polk and A&O Shearman continued to negotiate the merger agreement and related disclosure schedules and traded revised drafts.
On December 21, 2024, in light of certain diligence findings that Parent believed justified a reduction in its offer price, Parent revised its proposal to acquire the Ordinary Shares from $20.50 to $19.00 per Ordinary Share in cash (the “December 21 Proposal”).
The Transaction Committee met several times with representatives of Goldman Sachs and A&O Shearman throughout the day and evening of December 21, 2024, to discuss the December 21 Proposal, the proposed response to Parent and next steps. In response, the Transaction Committee instructed representatives of Goldman Sachs and A&O Shearman to cease interactions (except as described below) with their counterparts at Morgan Stanley and Davis Polk. During this time, at the direction of the Transaction Committee, representatives of Goldman Sachs advised representatives of Parent that a Potential Transaction at $19.00 per Ordinary Share would not be acceptable to the Transaction Committee and provided a counteroffer to Parent of $20.00 per Ordinary Share. Representatives of Parent informed representatives of Goldman Sachs that Parent was not willing to proceed with a transaction at $20.00 per Ordinary Share.
Later that day, at the direction of the Transaction Committee, representatives of Goldman Sachs reached out to representatives of Morgan Stanley to discuss the December 21 Proposal and the diligence findings Parent believed justified the $19.00 per Ordinary Share price. Representatives of Goldman Sachs noted that exclusivity had ended pursuant to the terms of the exclusivity agreement between Parent and Despegar because Parent had reduced the consideration proposed compared to the December 13 Proposal. Representatives of Goldman Sachs, at the direction of the Transaction Committee, also disclosed to Parent that Despegar was in negotiations with a leading hotel wholesaler relating to a lodging outsourcing agreement and the potential financial benefit to Despegar that Despegar’s management expected will result from such agreement.
On December 22, 2024, Parent revised its non-binding indication of interest to acquire the Ordinary Shares from $19.00 to $19.50 per Ordinary Share in cash (the “December 22 Proposal”). In response to the December 22 Proposal, the Transaction Committee instructed representatives of Goldman Sachs to propose $19.75 per Ordinary Share to Parent. Parent indicated to representatives of Goldman Sachs that it was not willing to proceed at $19.75 per Ordinary Share and reiterated its final offer at $19.50 per Ordinary Share.
With the approval of the Transaction Committee to reengage with Davis Polk, later that day, representatives of A&O Shearman and Davis Polk discussed the remaining open points in the A&O Shearman draft of the merger agreement sent to Davis Polk on December 21, 2024.
On December 22, 2024, the Transaction Committee met with representatives of Goldman Sachs and A&O Shearman. The proposed near final form of Merger Agreement was provided to the Transaction Committee in advance of the meeting. At the meeting, at the request of the Transaction Committee, representatives of Goldman Sachs reviewed and discussed its financial analysis of the Ordinary Share Consideration of $19.50 per share. Representatives of Goldman Sachs then rendered to the Transaction Committee its oral opinion, subsequently confirmed in writing by delivery of a written opinion, that, as of December 23, 2024, and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the Ordinary Share Consideration to be paid to the holders (other than Parent and its affiliates) of Ordinary Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. For additional information, see the section entitled “The Merger — Summary of Financial Analysis — Opinion of the Transaction Committee’s Financial Advisor” beginning on page 52 and Annex C to this proxy statement. Also at that meeting, representatives of A&O Shearman summarized for the Transaction Committee the material terms of the proposed Merger Agreement, including the consideration to be received; the structure of the transaction; the material conditions to closing of the Merger (including the lack of any financing condition); the representations and warranties Despegar would make under the Merger Agreement; the covenants of Despegar relating to the operation of the business prior to the effective time of the Merger; the grounds for termination of the Merger Agreement and the process for Despegar to respond to unsolicited acquisition proposals and potentially terminate the Merger Agreement in order to accept a superior proposal; the amount of the termination fee and circumstances under which it would be payable by Despegar; and Despegar’s remedies in the event of a breach of the merger agreement by Parent, including the reverse termination fee in the event required regulatory approvals are not obtained. Representatives of A&O Shearman also provided an update on the resolution of key open items and representatives of Conyers Dill & Pearman, Despegar’s British Virgin Islands counsel (“Conyers”), reviewed with the Transaction Committee the fiduciary duties of a director of a British Virgin Islands company in the context of the Proposed Transaction. Also at that meeting, following further discussion and consideration of the Merger Agreement and the transactions contemplated by the Merger Agreement (including the factors described in the section entitled “The Merger — Recommendations of the Transaction Committee and the Board of Directors and Reasons for the Merger”), the Transaction Committee unanimously (a) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement to be consummated by Despegar are advisable and fair to, and in the best interests of, Despegar and its shareholders, (b) recommended that the Board of Directors authorize and approve the execution, delivery and performance by Despegar of the Merger Agreement and the consummation by Despegar of the transactions contemplated by the Merger Agreement to be consummated by Despegar, including the Merger, and (c) recommended that, subject to approval by the Board of Directors, the Board of Directors recommend adoption of the Merger Agreement and approval of the Merger by the shareholders of Despegar and direct that the adoption of the Merger Agreement be submitted to a vote of Despegar’s shareholders.
Immediately following the meeting of the Transaction Committee, the Board of Directors (excluding Mr. Alfonso Paredes, the director affiliated with Expedia Group, Inc.) held a special meeting by videoconference, with representatives of the Despegar management team, Goldman Sachs, A&O Shearman and Conyers present at the invitation of the Board of Directors. Mr. Paredes did not participate in any deliberations of the Board of Directors relating to any Potential Transaction. The proposed near final form of Merger Agreement was provided to the Board of Directors in advance of the meeting. At the meeting, at the request of the Board of Directors, representatives of Goldman Sachs reviewed and discussed its financial analyses of the Ordinary Share Consideration. Also at that meeting, representatives of A&O Shearman summarized for the Board of Directors the material terms of the proposed Merger Agreement, including the consideration to be received; the structure of the transaction; the material conditions to closing of the Merger (including the lack of any financing condition); the representations and warranties Despegar would make under the Merger Agreement; the covenants of Despegar relating to the operation of the business prior to the effective time of the Merger; the grounds for termination of the Merger Agreement and the process for Despegar to respond to unsolicited acquisition proposals and potentially terminate the Merger Agreement in order to accept a superior proposal; the amount of the termination fee and circumstances under which it would be payable by Despegar; and Despegar’s remedies in the event of a breach of the merger agreement by Parent, including the reverse termination fee in the event required regulatory approvals are not obtained. Representatives of Conyers reviewed with the Board of Directors the fiduciary duties of a director of a British Virgin Islands company in the context of the Proposed Transaction. Also at that meeting, following further discussion and consideration of the Merger Agreement and the transactions contemplated by the Merger Agreement (including the factors described in the section entitled “The Merger — Recommendations of the Transaction Committee and the Board of Directors and Reasons for the Merger”), the Board of Directors (a) determined that the Merger Agreement (and related articles of merger and plan of merger to implement the Merger in accordance with the BVI Act and the Merger Agreement (the “BVI Merger Documents”)), the Merger and the other transactions contemplated by the Merger Agreement to be consummated by Despegar, were advisable and fair to, and in the best interests of, Despegar and its shareholders, (b) authorized and approved the execution, delivery and performance by Despegar of the Merger Agreement (and the BVI Merger Documents) and the consummation by Despegar of the transactions contemplated by the Merger Agreement to be consummated by Despegar, including the Merger; (c) resolved to recommend adoption and approval of the Merger Agreement and plan of merger by the shareholders of Despegar; and (d) directed that the adoption and approval of the Merger Agreement, the BVI Merger Documents and all transactions contemplated by the foregoing be submitted to a vote of Despegar’s shareholders.
Later that day, A&O Shearman provided an additional revised draft of the merger agreement to Davis Polk, and representatives of A&O Shearman and Davis Polk worked to close out all remaining open points in the Merger Agreement, the Voting Agreement and the related disclosure schedules throughout the evening of December 22, 2024 and into the morning of December 23, 2024, with the parties exchanging revised drafts of the Merger Agreement, the Voting Agreement and related disclosure schedules several times during that time.
On December 23, 2024, Despegar and Parent entered into the Merger Agreement, Despegar’s disclosure schedules were delivered in final form and the relevant parties entered into the Voting Agreement.
Later that morning, prior to commencement of trading on the NYSE American, Despegar issued a press release announcing the Merger.
Promptly thereafter, Party 1 was requested, in accordance with the non-disclosure agreement it had signed, to certify the destruction of all confidential information provided to Party 1 in the process.
Recommendations of the Transaction Committee and the Board of Directors and Reasons for the Merger
Recommendation of the Transaction Committee and Reasons for the Merger
The Transaction Committee, pursuant to resolutions adopted at a meeting of the Transaction Committee held on December 22, 2024, unanimously (a) determined that the Merger Agreement, the Merger and the other Transactions to be consummated by Despegar are advisable and fair to, and in the best interests of, Despegar and its shareholders, (b) recommended that the Board of Directors authorize and approve the execution, delivery and performance by Despegar of the Merger Agreement and the consummation by Despegar of the Transactions to be consummated by Despegar, including the Merger, and (c) recommended that, subject to approval by the Board of Directors, the Board of Directors recommend adoption of the Merger Agreement and approval of the Merger by the shareholders of Despegar and direct that the adoption of the Merger Agreement be submitted to a vote of Despegar’s shareholders.
In evaluating the terms of the Merger Agreement, the Merger and the other Transactions to be consummated by Despegar, the Transaction Committee held numerous meetings and consulted with its financial advisor, Goldman Sachs, and its legal advisor Allen Overy Shearman Sterling US LLP, and where appropriate, with Despegar management, and reviewed, evaluated and considered numerous factors and a significant amount of information, including:
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information concerning Despegar’s business, financial performance (both historical and projected) and its financial condition, results of operations (both historical and projected), management and business and strategic objectives, as well as the risks of accomplishing those objectives;

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the possible alternatives to the Merger (including the option of continuing to operate Despegar independently on a stand-alone basis), the timing and likelihood of accomplishing the business plans and strategic objectives of those alternatives and the potential benefits (including the potential financial benefits to Despegar of entering into a lodging outsourcing agreement with Hotelbeds USA Inc.) and risks (including the business, competitive, industry and market risks) of those alternatives;

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the highly competitive and evolving market in which Despegar operates and its ability to compete with large established global providers of travel services and products with significantly greater scale and financial and other resources;

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the results of discussions with certain third parties who expressed interest in a potential strategic transaction with Despegar and Despegar’s ability under the terms of the Merger Agreement to negotiate with third parties concerning certain unsolicited alternative acquisition proposals thereafter; and

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the other terms of the Merger Agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations and the termination rights of the parties.

In reaching its determinations and recommendations, the Transaction Committee considered a number of factors, including the following factors (which are not listed in any relative order of importance), all of which the Transaction Committee viewed as generally supporting its determinations and recommendation:
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Current and Historical Share Prices:   the Transaction Committee considered the current and historical market prices and trading information with respect to the Ordinary Shares, including the share price trading performance over an extended period, and the fact that market price of Ordinary Shares has increased significantly from the 52-week low of $8.11 and the fact that the Ordinary Share Consideration represents a premium to historical market prices for the Ordinary Shares, including premiums of:

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approximately 33.1% to the closing price of $14.65 on December 20, 2024, the last full trading day prior to the announcement of the Transaction;

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approximately 15.0% to the thirty (30)-day trading period average daily volume weighted average price of $16.96;

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approximately 57.4% to the 52-week average share price of $12.39; and

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approximately 97.2% to the five (5) year average share price of $9.89;

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Attractive Valuation:   the Transaction Committee’s belief that the Ordinary Share Consideration provides shareholders with attractive value for their Ordinary Shares based on, among other things, the current and historical market prices for the Ordinary Shares as described above, current industry conditions and the Transaction Committee’s familiarity with Despegar’s businesses, operations, management, prospects, strategic, short- and long-term operating plans and financial condition, and the financial multiples implied by the Ordinary Share Consideration;

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Best Value Reasonably Available:   the Transaction Committee’s belief that the Ordinary Share Consideration represents the best value reasonably available to Despegar shareholders and the highest price that Parent was willing to pay, and does not prevent the Board of Directors (or any committee thereof, including the Transaction Committee) from, in certain circumstances, considering and responding to an unsolicited Acquisition Proposal (as defined in the section of this proxy statement captioned “Proposal 1: Adoption of the Merger Agreement — The “No Shop” Period — No Solicitation of Other Offers”) made after the announcement of the entry of the Merger Agreement and before receipt of the Ordinary Shareholder Approval;

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Certainty of Value:   the fact that the Ordinary Share Consideration is payable solely in cash, which offers immediate liquidity and certainty of value to Despegar shareholders in respect of their Ordinary Shares, eliminating the risks and uncertainties inherent in Despegar continuing as a standalone company;

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Highest Offer:   the Transaction Committee’s belief that (i) as a result of an active negotiating process, Despegar had obtained Parent’s “best and final” offer, and (ii) continuing with the solicitation process was unlikely to result in a transaction on more attractive terms than offered by Parent and there was substantial risk of losing Parent’s final offer of $19.50 per Ordinary Share if Despegar continued to pursue a higher price. For more information, please see the section of this proxy statement captioned “The Merger — Background of the Merger;”

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Potential Strategic Alternatives:

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the fact that the Transaction Committee, with the assistance of its advisors, conducted a third-party solicitation process involving a number of potentially interested parties that Despegar and its advisors believed were capable of delivering an executable proposal, in addition to Parent, three of which, in addition to Parent, entered into confidentiality agreements with Despegar and received information related to Despegar, and that Parent submitted the overall most compelling offer with the lowest execution risk to Despegar in connection with such process;

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the Transaction Committee’s determination that the Ordinary Share Consideration is more favorable to shareholders than the potential value that would reasonably be expected to result from the continuation of Despegar in the short- and long-term as a standalone public company, as assessed based on its historical results of operations, financial prospects and financial condition, management and other strategic and financial alternatives reasonably available, as well as the potential financial benefits to Despegar of entering into a lodging outsourcing agreement with Hotelbeds USA Inc., and taking into account business, competitive, financial, industry, economic (including increased macroeconomic volatility in Latin America), and legal and market considerations;
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Goldman Sachs’ Fairness Opinion and Related Analyses:   The Transaction Committee’s consideration of the oral opinion of Goldman Sachs, subsequently confirmed in writing by delivery of a written opinion, to the effect that, as of December 23, 2024, and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the Ordinary Share Consideration to be paid to the holders (other than Parent and its affiliates) of Ordinary Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. For additional information, see the section entitled “The Merger — Summary of Financial Analysis — Opinion of the Transaction Committee’s Financial Advisor” and Annex C to this proxy statement;

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Likelihood of Closing:   the likelihood that the consummation of the Merger would be achieved in accordance with the terms of the Merger Agreement based on:

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the absence of any financing condition in the Merger Agreement;

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the financial strength of Parent and its ability to fund the aggregate Ordinary Share Consideration;

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the business reputation and capabilities of Parent and its parent, Prosus;

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the likelihood of obtaining the required regulatory approvals and clearances for the transaction based on advice from legal counsel that no substantive antitrust issues were anticipated in connection with a transaction involving Parent, and the commitment made by Parent to Despegar to use reasonable best efforts to obtain required regulatory approvals and clearances. For more information, please see the section of this proxy statement captioned “Proposal 1: Adoption of the Merger Agreement — Regulatory Filings;” and

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the likelihood of satisfying the conditions to the consummation of the Merger, which the Transaction Committee believed were reasonable, customary and limited in number and scope. For more information, please see the section of this proxy statement captioned “Proposal 1: Adoption of the Merger Agreement — Conditions to the Closing of the Merger;”

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Additional Transaction Terms:   the additional terms of the Merger Agreement and the related agreements, including:

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Despegar’s right, subject to certain conditions and limitations set forth in the Merger Agreement, prior to the receipt of the Ordinary Shareholder Approval, to respond to and negotiate unsolicited Acquisition Proposals made after the Signing Date and before receipt of the Ordinary Shareholder Approval. For more information, please see the sections of this proxy statement captioned “Proposal 1: Adoption of the Merger Agreement — The “No Shop” Period — No Solicitation of Other Offers” and “Proposal 1: Adoption of the Merger Agreement — The Board of Directors’ Recommendation; Despegar Adverse Recommendation Change;”

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the Board of Directors’ ability to make an Adverse Recommendation Change and to terminate the Merger Agreement in order to enter into an Acquisition Agreement with respect to a Superior Proposal (in each case as defined in the sections of this proxy statement captioned “Proposal 1: Adoption of the Merger Agreement — The “No Shop” Period — No Solicitation of Other Offers” and “Proposal 1: Adoption of the Merger Agreement — The Board of Directors’ Recommendation; Despegar Adverse Recommendation Change”), in each case, subject to certain conditions and limitations set forth in the Merger Agreement, including paying Parent the Despegar Termination Fee;

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the fact that the Board of Directors believed that the Despegar Termination Fee, which is approximately 3% of the approximately $1.7 billion equity value of Despegar implied by the

Ordinary Share Consideration, is reasonable, within or lower than market averages for such fees payable in comparable transactions, and not preclusive of, or a substantial impediment to, a third party making an Acquisition Proposal. For more information, please see the section of this proxy statement captioned “Proposal 1: Adoption of the Merger Agreement — The Board of Directors’ Recommendation; Despegar Adverse Recommendation Change;”
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the fact that, in the event the Merger Agreement is terminated prior to the consummation of the Merger in certain circumstances relating to the failure to obtain required regulatory approvals or clearances, Parent will be required to pay Despegar the Parent Termination Fee subject to and in accordance with the terms of the Merger Agreement;

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Despegar’s right to specific performance to prevent breaches of the Merger Agreement;

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the fact that the consummation of the Merger is subject to the approval of the Merger Proposal by Despegar’s shareholders, who will have the opportunity to adopt or reject the Merger Agreement;

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the availability of dissenters’ rights to holders of Ordinary Shares who do not vote in favor of the Merger Proposal and comply with all of the required procedures under Section 179 of the BVI Act;

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the initial Outside Date of December 23, 2025, with an automatic extension to April 23, 2026, as set forth in the Merger Agreement relating to the failure to obtain required regulatory approvals or clearances under antitrust law in Mexico, allowing for time that the Transaction Committee believed to be sufficient to consummate the Merger;

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the fact that, taken as a whole, the terms of the Merger Agreement, including the respective representations, warranties, covenants and termination rights and fees of Despegar and Parent, as finally negotiated are reasonable and customary; and

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the fact that the Transaction Committee, in coordination with its legal and financial advisors, negotiated with Parent on an arm’s-length basis, including with respect to price and other terms and conditions of the Merger Agreement; and

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the fact that the Voting Agreement Signatories had entered into the Voting Agreement to vote all of their Ordinary Shares (in the case of LCLA Daylight LP, also to vote all of its Series A Preferred Shares) to approve the Merger Proposal, subject to certain limited conditions. For more information, please see the section of this proxy statement captioned “The Merger — Voting Agreement.”

The Transaction Committee also assessed Despegar’s prospects for increasing shareholder value as a standalone company in excess of the Ordinary Share Consideration, given the risks and uncertainties in Despegar’s businesses, including the following (which are not listed in any relative order of importance):
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the various execution and other risks to achieving Despegar’s long-term operating plan and related uncertainties, including those described below;

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the challenges inherent in operating Despegar as a publicly traded company, which is subject to scrutiny based on its short-term performance, including the challenge of making investments to achieve long-term growth prospects;

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changing economic, market and business conditions, and other external factors over which Despegar has no control, such as the potential for recession, geopolitical crises and political instability as well as increased macroeconomic volatility in Latin America;

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the ability of Despegar to compete with large established global providers of travel services and products with significantly greater scale and financial and other resources; and

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general risks and market conditions that could reduce or result in volatility of the market price of the Ordinary Shares.

The Transaction Committee also considered a number of factors, uncertainties and risks concerning the Merger, including the following (which are not listed in any relative order of importance):

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the fact that Despegar would no longer exist as an independent, publicly traded company, and shareholders would no longer participate in any future earnings or growth and would not benefit from any potential future appreciation in the value of Despegar;

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the possibility that the Merger might not be completed and the effect the pendency or the termination of the transaction may have on the trading price of Ordinary Shares and Despegar’s business, operating results, prospects, employees, customers and suppliers, which effect is likely to be exacerbated the longer the time period between the signing and any termination of the Merger Agreement;

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the fact that the potential Outside Date is as late as April 23, 2026 (if extended) and the shareholders could be asked to vote on the Merger Proposal well in advance of the consummation of the Merger, after which, if the Ordinary Shareholder Approval is received, the Board of Directors would no longer have the ability to consider and respond to competing Acquisition Proposals or terminate the Merger Agreement to accept a Superior Proposal;

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the risks and costs to Despegar if the Merger does not close in a timely manner, including (i) the diversion of employee attention, (ii) the possible loss of key management or other personnel of Despegar during the pendency of the Merger, (iii) the impact of the pending Merger on potential and existing customers and other third parties that may seek to change or may not enter into business relationships with Despegar during the pendency of the Merger, and (iv) if the Merger does not close, the effect of the resulting public announcement of the termination of the Merger Agreement on the trading price and volatility of the Ordinary Shares;

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the restrictions on the conduct of Despegar’s business prior to the consummation of the Merger, including the requirement that Despegar use commercially reasonable efforts to conduct its business in the ordinary course of business consistent with past practice and subject to specific limitations, which may delay or prevent Despegar from undertaking business opportunities that may arise before the closing of the Merger and that, absent the Merger Agreement, Despegar might have pursued;

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the requirement that Despegar pay Parent the Despegar Termination Fee of $49.6 million following termination of the Merger Agreement in certain circumstances set forth in the Merger Agreement, including if Despegar terminates the Merger Agreement in order to enter into an Acquisition Agreement with respect to a Superior Proposal or if Parent terminates the Merger Agreement following an Adverse Recommendation Change. For more information, please see the section of this proxy statement captioned “Proposal 1: Adoption of the Merger Agreement — The Board of Directors’ Recommendation; Despegar Adverse Recommendation Change;”

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the fact that an all-cash transaction would generally be taxable to the shareholders that are U.S. persons for U.S. federal income tax purposes;

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the fact that, subject to and in accordance with the terms of the Merger Agreement, Despegar and its representatives are prohibited from soliciting any Acquisition Proposals until the earlier of the Effective Time and the termination of the Merger Agreement in accordance with its terms;

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the significant costs involved in connection with entering into the Merger Agreement and consummating the Merger (many of which are payable whether or not the Merger is consummated) and the substantial time commitment and effort by Despegar’s management required to consummate the Merger, which may disrupt Despegar’s business operations and have a negative effect on its financial results;

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the possibility that, as a result of the termination of the Merger Agreement, possible acquirers may consider Despegar to be an unattractive acquisition candidate;

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the fact that there can be no assurance that all conditions to the obligations of Despegar and Parent to consummate the Merger will be satisfied or, if permissible, waived, including:

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the fact that there can be no assurances that the Ordinary Shareholder Approval will be received;

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the fact that the consummation of the Merger requires receipt of regulatory approvals and clearances, which may not be received at all or in a timely manner; and

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the possibility of the occurrence of an Despegar Material Adverse Effect, the non-occurrence of which is a condition to Parent’s and Merger Sub’s obligation to consummate the Merger;

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the risk of potential litigation relating to the Merger that could be instituted against Despegar or its directors and officers;

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that if Parent fails to complete the Merger as a result of a breach of the Merger Agreement, depending upon the reason for not closing the Merger, Despegar’s rights and remedies may be expensive and difficult to enforce through litigation, and the success of any such action may be uncertain; and

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other risks and uncertainties of the nature identified in the section of this proxy statement captioned “Forward-Looking Statements” and in Despegar’s filings with the SEC, including the risks set forth in “Item 3. Key Information — D. Risk Factors” in Despegar’s Annual Report on Form 20-F for the year ended December 31, 2023 and subsequent filings Despegar has filed or will file with the SEC. For more information, please see the section of this proxy statement captioned “Where You Can Find More Information.”

After taking into account all of the factors set forth above, the Transaction Committee concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Merger Agreement, the Merger and the other Transactions to be consummated by Despegar were outweighed by the positive factors and potential benefits associated with the Merger Agreement, the Merger and the other Transactions that supported its determination and recommendation. Accordingly, the Transaction Committee determined that the Merger Agreement, the Merger and the other Transactions to be consummated by Despegar are advisable and fair to, and in the best interests of, Despegar and its shareholders.
Recommendation of the Board of Directors and Reasons for the Merger
After considering the unanimous recommendation of the Transaction Committee and on the basis of the other factors described above, the Board of Directors (a) determined that the Merger Agreement, the Merger and the other Transactions to be consummated by Despegar, are advisable and fair to, and in the best interests of, Despegar and its shareholders, (b) duly authorized and approved the execution, delivery and performance by Despegar of the Merger Agreement and the consummation by Despegar of the Transactions to be consummated by Despegar, including the Merger and (c) resolved, subject to Section 6.03(e) of the Merger Agreement, to recommend adoption of the Merger Agreement and approval of the Merger by the shareholders of Despegar.
In reaching its determinations and recommendations, the Board of Directors considered (a) the Transaction Committee’s analysis, conclusions and unanimous determination, which the Board of Directors adopted as its own, that the Merger Agreement, the Merger and the other Transactions to be consummated by Despegar are advisable and fair to, and in the best interests of, Despegar and its shareholders and (b) the other material factors and countervailing factors considered by the Transaction Committee and set forth above.
After taking into account all of the factors set forth above, the Board of Directors concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Merger Agreement, the Merger and the other Transactions to be consummated by Despegar were outweighed by the positive factors and potential benefits associated with the Merger Agreement, the Merger and the other Transactions that supported its determination and recommendation. Accordingly, the Board of Directors determined that the Merger Agreement, the Merger and the other Transactions to be consummated by Despegar are advisable and fair to, and in the best interests of, Despegar and its shareholders.
The Expedia Director did not participate in the deliberations of the Board of Directors relating to any Potential Transaction.
The foregoing discussion of the information and factors considered by the Transaction Committee and by the Board of Directors is not intended to be exhaustive, but includes the material factors considered by the Transaction Committee and by the Board of Directors. The members of the Transaction Committee and the members of the Board of Directors evaluated the various factors listed above in light of their knowledge of the businesses, financial condition and prospects of Despegar and also considered the input of Despegar’s management and advice of legal and financial advisors. In view of the wide variety of factors considered by the Transaction Committee and by the Board of Directors in connection with their evaluation of the Merger Agreement, the Merger and the other Transactions to be consummated by Despegar, and the complexity of these matters, neither the Transaction Committee nor the Board of Directors found it practicable to, and neither the Transaction Committee nor the Board of Directors quantified or otherwise assigned relative weights to the specific reasons considered in reaching their respective determination and recommendation. Rather, in considering the information and reasons described above, individual members of the Transaction Committee and individual members of the Board of Directors each applied their own personal business judgment and may have given differing weights to differing factors. Neither the Transaction Committee nor the Board of Directors undertook to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determinations. The Transaction Committee and the Board of Directors based their respective determination and recommendation on the totality of the information presented.
When considering the foregoing recommendations of the Transaction Committee and the Board of Directors that you vote to approve the Merger Proposal, shareholders should be aware that some of Despegar’s directors and executive officers may have interests in the Transactions, including the Merger, that are different from, or in addition to, the interests of shareholders more generally. The Transaction Committee and the Board of Directors were aware of and considered these interests, among other matters, to the extent that they existed at the time, in reaching their respective recommendation and determination (i) that the Merger Agreement, the Merger and the other Transactions to be consummated by Despegar are advisable and fair to, and in the best interests of, Despegar and its shareholders, (ii) to duly authorize and approve the execution, delivery and performance by Despegar of the Merger Agreement and the consummation by Despegar of the Transactions to be consummated by Despegar, including the Merger, (iii) to recommend that, subject to certain circumstances set forth in the Merger Agreement, shareholders vote in favor of the adoption of the Merger Agreement and approval of the Merger, and (iv) to direct that the adoption of the Merger Agreement be submitted to a vote of the shareholders. For more information, please see the section of this proxy statement captioned “The Merger — Interests of Despegar’s Directors and Executive Officers in the Merger.”
The explanation of the reasons and reasoning set forth above contain forward-looking statements that should be read in conjunction with the section of this proxy statement captioned “Forward-Looking Statements.”
Financial Projections
Despegar does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results given the inherent unpredictability of the underlying assumptions, estimates and projections. However, Despegar is including in this proxy statement a summary of certain non-public, unaudited, prospective financial information of Despegar for fiscal years ending December 31, 2024 through December 31, 2033, without giving effect to the Merger (the “Financial Projections”), prepared by Despegar’s management, and approved for use by the Transaction Committee, in connection with the Transactions.
The Financial Projections and this summary are included solely to give the shareholders access to the Financial Projections that were made available to the Transaction Committee, the Board of Directors, Goldman Sachs and, in the case of certain of the Financial Projections, to Parent, and the Financial Projections are not included in this proxy statement in order to influence any Despegar shareholder’s decision to vote with respect to the Merger Proposal or for any other purpose. The inclusion of the Financial Projections or of this summary should not be regarded as an indication that Despegar, Parent or their respective managements, directors, officers, employees, advisors or any other recipient of this information or a summary thereof considered, or now considers, it to be an assurance of the achievement of future results or necessarily predictive of actual future results, and the Financial Projections should not be relied on as such. This information is not fact and readers of this proxy statement are cautioned not to place undue reliance on the Financial Projections.

The Financial Projections were not prepared with a view toward public disclosure or toward complying with U.S. generally accepted accounting principles (“GAAP”), nor were they prepared with a view toward compliance with the published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of projections of prospective financial information. Non-GAAP EBITDA, Gross Bookings and Unlevered Free Cash Flow (after SBC) contained in the Financial Projections set forth below are each “non-GAAP financial measures,” which are financial performance measures that are not calculated in accordance with GAAP. The non-GAAP financial measures used in the Financial Projections were relied upon by the Transaction Committee in connection with its consideration of the Transactions and the Ordinary Share Consideration; however, there are limitations associated with the use of such non-GAAP financial measures. These non-GAAP financial measures used by Despegar may not be the same or calculated in the same manner as those used and calculated by other companies. Furthermore, non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for Despegar’s financial results prepared and reported in accordance with GAAP. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors (or committee thereof) or financial advisors in connection with a proposed business combination transaction such as the Transactions if the disclosure is included in a document such as this proxy statement. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by the Transaction Committee, the Board of Directors or Goldman Sachs in connection with the Transactions. Accordingly, Despegar has not provided a reconciliation of the non-GAAP financial measures included in the Financial Projections to the relevant GAAP financial measures. The Financial Projections do not take into account any events or circumstances after the date they were prepared, including the announcement of the Transactions.
The Financial Projections reflect estimates and assumptions made by Despegar’s management with respect to Despegar’s performance, industry performance, general business, economic, regulatory, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond Despegar’s control. In particular, the Financial Projections, while presented with numerical specificity, necessarily were based on variables and assumptions that are inherently uncertain. Multiple factors, including those described in the section of this proxy statement captioned “Forward-Looking Statements,” could cause such variables and assumptions not to be appropriate. As a result, Despegar cannot assure you that the Financial Projections will be realized or that actual results will not be significantly higher or lower than projected. Because the Financial Projections cover multiple years, they, by their nature, become less predictive with each successive year and are unlikely to anticipate each circumstance that will have an effect on Despegar’s businesses and results of operations. The Financial Projections were developed solely using the information available to Despegar’s management at the time they were created and reflect assumptions as to certain business decisions that are subject to change and do not take into account any circumstances or events occurring after the date on which they were prepared, including the Merger, such as the effect of inflationary and/or recessionary pressure, macroeconomic uncertainty and foreign exchange fluctuations. Important factors that may affect actual results or that may result in the Financial Projections not being achieved, including the risk factors described under the caption “Risk Factors,” in Despegar’s annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC and any discussions of potential risks, uncertainties, and other important factors in Despegar’s subsequent filings with the SEC, including reports on Form 6-K furnished with the SEC. Therefore, the Financial Projections do not give effect to the Transactions or any changes to Despegar’s operations or strategy that may be implemented after the consummation of the Merger, including any certain legal, advisory and other acquisition and integration-related costs incurred or expected to be incurred in connection with the Transactions. Furthermore, the Financial Projections do not take into account the effect of any failure of the Transactions to be completed. Economic and business environments can and do change quickly, which adds an additional significant level of uncertainty as to whether the results portrayed in the Financial Projections will be achieved. Modeling and forecasting the future in the travel industry, in particular, is a highly speculative endeavor.
None of Despegar, Parent or any of their respective affiliates, advisors or other representatives makes any representation to any Despegar shareholder regarding the Financial Projections or the ultimate performance of Despegar relative to the Financial Projections. The inclusion of the Financial Projections in this proxy statement does not constitute an admission or representation of Despegar that the Financial Projections or the information contained therein is material. Except as required by applicable securities law, neither Despegar nor any of its affiliates intends to, and each of them disclaims any obligation to, update, correct or otherwise revise the Financial Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown not to be appropriate. These considerations should be taken into account when evaluating the Financial Projections, which were prepared as of an earlier date. The Financial Projections should be evaluated in conjunction with the historical financial statements and other information contained in Despegar’s public filings with the SEC.
The Financial Projections included in this proxy statement have been prepared by, and are the responsibility of, Despegar’s management. Despegar’s independent registered public accounting firm, Price Waterhouse & Co. SRL, has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying Financial Projections and, accordingly, Price Waterhouse & Co. SRL does not express an opinion or any other form of assurance with respect thereto. The Price Waterhouse & Co. SRL report incorporated by reference in this proxy statement relates to Despegar’s previously issued financial statements. It does not extend to the Financial Projections and should not be read to do so.
The Financial Projections further reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Despegar’s management views the Financial Projections as subject to inherent risks and uncertainties associated with such long-range projections.
In light of the foregoing factors and uncertainties inherent in the Financial Projections, holders of Despegar Ordinary Shares are cautioned not to place undue, if any, reliance on the summary of the Financial Projections set forth below. The following table summarizes certain non-public, unaudited, prospective financial information of Despegar contained in the Financial Projections as approved for use in connection with the Transactions by the Transaction Committee. The information and tables set forth below are included solely to give Despegar’s shareholders access to a summary of the Financial Projections that were made available to the Transaction Committee and are not included in this proxy statement in order to influence any shareholder’s or other person’s decision as to how to vote with respect to the Merger or otherwise act with respect to the Transaction, including whether or not to seek dissenters’ rights with respect to their Despegar Ordinary Shares:
FINANCIAL PROJECTIONS1
	(US dollars in millions)
	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E
Gross Bookings	$5,467	$6,864	$7,536	$8,824	$9,963	$11,257	$12,303	$13,202	$14,135	$15,135
Revenue	$770	$906	$1,026	$1,185	$1,328	$1,492	$1,624	$1,741	$1,868	$2,001
Non-GAAP EBITDA	$177	$224	$250	$289	$324	$369	$404	$434	$476	$511
GAAP EBIT (after SBC)2	$132	$179	$206	$236	$265	$303	$331	$355	$394	$422
Operating Income	$42	$61	$137	$205	$235	$269	$294	$315	$351	$376
	Q4 2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E
Unlevered Free Cash Flow (After SBC)	$123	$184	$144	$170	$190	$220	$241	$260	$289	$311
The Financial Projections were provided to the Transaction Committee, the Board of Directors, Goldman Sachs and, in the case of certain of the Financial Projections, to Parent, and the Financial

1
Financial Projections reflect the financial benefits anticipated by Despegar’s management to arise from the lodging outsourcing agreement entered into by and between Despegar and Hotelbeds USA Inc.

2
After stock-based compensation.

3
Values for Revenue, Non-GAAP EBITDA, GAAP EBIT (after SBC), and Operating Income for Q4 2024E were estimated to be $218, $54, $40, and $7, respectively.

Projections approved by the Transaction Committee for Goldman Sachs’ use and reliance in connection with its financial analyses and opinion as discussed in the section captioned “The Merger — Opinion of Transaction Committee’s Financial Advisor.”
Summary of Financial Analysis
Opinion of the Transaction Committee’s Financial Advisor
At a meeting of the Transaction Committee, Goldman Sachs rendered its oral opinion, subsequently confirmed in writing by delivery of a written opinion, to the Transaction Committee that, as of December 23, 2024, and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the Ordinary Share Consideration to be paid to the holders (other than Parent and its affiliates) of Ordinary Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.
The full text of the written opinion of Goldman Sachs, dated December 23, 2024, which sets forth assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with Goldman Sachs’ opinion, is attached as Annex C to this proxy statement. The summary of Goldman Sachs’ opinion contained in this proxy statement is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Transaction Committee and, with respect to such opinion, the Board of Directors, in connection with their consideration of the Merger. Goldman Sachs’ opinion is not a recommendation as to how any holder of Ordinary Shares should vote with respect to the Merger or any other matter.
In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:
•
the Merger Agreement;

•
Annual Reports on Form 20-F of Despegar for the five fiscal years ended December 31, 2023;

•
certain interim reports to shareholders on Form 6-K of Despegar;

•
certain other communications from Despegar to its shareholders;

•
certain publicly available research analyst reports for Despegar; and

•
certain internal financial analyses and forecasts for Despegar prepared by its management as approved for Goldman Sachs’ use by the Transaction Committee (the “Forecasts”).

Goldman Sachs also held discussions with members of the senior management of Despegar regarding their assessment of the strategic rationale for, and the potential benefits of, the Merger and the past and current business operations, financial condition, and future prospects of Despegar; reviewed the reported price and trading activity for the Ordinary Shares; compared certain financial and stock market information for Despegar with similar financial and stock market information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the Technology, Media, and Telecommunications industry; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.
For purposes of rendering its opinion, Goldman Sachs, with the consent of the Transaction Committee, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the consent of the Transaction Committee that the Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Transaction Committee. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Despegar and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on Despegar on the expected benefits of the Merger in any way meaningful to its analysis. Goldman Sachs assumed that the Merger will be consummated on the terms set forth in the

Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.
Goldman Sachs’ opinion does not address the underlying business decision of Despegar to engage in the Merger or the relative merits of the Merger as compared to any strategic alternatives that may be available to Despegar, including an indication of interest for a transaction proposed by a third party that may have resulted in a higher price per Ordinary Share in cash than in the Merger, which the Transaction Committee advised Goldman Sachs, it determined not to further pursue because of risks, uncertainties and other considerations concerning such proposed transaction; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Ordinary Shares, as of the date of the opinion, of the Ordinary Share Consideration to be paid to such holders pursuant to the Merger Agreement. Goldman Sachs did not express any view on, and its opinion does not address, any other term or aspect of the Merger Agreement or the Merger or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Merger, including the Series A Preferred Share Consideration, and the fairness of the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Despegar; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Despegar, or class of such persons, in connection with the Merger, whether relative to the Ordinary Share Consideration to be paid to the holders (other than Parent and its affiliates) of Ordinary Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs did not express any opinion as to the prices at which the Ordinary Shares would trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on Despegar, Parent, or the Merger, or as to the impact of the Merger on the solvency or viability of Despegar or Parent or the ability of Despegar or Parent to pay their respective obligations when they would come due. Goldman Sachs’ opinion was necessarily based on economic, monetary market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of its opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.
Summary of Financial Analyses
The following is a summary of the material financial analyses delivered by Goldman Sachs to the Transaction Committee in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 20, 2024, the last trading day before the public announcement of the Merger, and is not necessarily indicative of current market conditions.
Illustrative Discounted Cash Flow Analysis
Using the Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on Despegar to derive a range of illustrative present values per Ordinary Share. Using the mid-year convention for discounting cash flows and discount rates ranging from 13.5% to 16.5%, reflecting estimates of Despegar’s weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2024 (i) estimates of unlevered free cash flow for Despegar for the period from October 1, 2024 through December 31, 2033 as reflected in the Forecasts and (ii) a range of illustrative terminal values for Despegar, which were calculated by applying perpetuity growth rates ranging from 2% to 4% to a terminal year estimate of the unlevered free cash flow to be generated by Despegar, as reflected in the Forecasts (which analysis implied exit enterprise value (“EV”) to next twelve month (“NTM”) earnings before interest, taxes, depreciation and amortization (“EBITDA”) (“EV/NTM EBITDA”) multiples ranging from 4.5x to 6.8x). The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model (“CAPM”).
Goldman Sachs derived ranges of illustrative enterprise values for Despegar by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for Despegar the amount of Despegar’s total debt and debt-like items and added the amount of Despegar’s cash and cash equivalents, in each case, as reported by Despegar for the third quarter of 2024, to derive a range of illustrative equity values for Despegar. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Despegar, as provided by and approved for Goldman Sachs’ use by the Transaction Committee, using the treasury stock method, to derive a range of illustrative present values per share of $18.00 to $25.84.
Illustrative Present Value of Future Share Price Analysis
Using the Forecasts, Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per Ordinary Share. For this analysis, Goldman Sachs first calculated the implied enterprise value for Despegar as of December 31 for each of the fiscal years 2025, 2026, and 2027, by applying a range of illustrative EV/NTM EBITDA multiples of 6.0x to 8.0x to estimates of Despegar’s NTM EBITDA for each of the fiscal years 2025, 2026, and 2027. This illustrative range of EV/NTM EBITDA multiple estimates was derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical EV/NTM EBITDA multiples for Despegar.
Goldman Sachs then subtracted the amount of Despegar’s total debt and debt-like items and added the amount of Despegar’s cash and cash equivalents for each of the fiscal years each of the fiscal years 2025, 2026, and 2027, each as provided by and approved for Goldman Sachs’ use by the Transaction Committee, from the respective implied enterprise values in order to derive a range of illustrative equity values as of December 31 for Despegar for each of the fiscal years 2025, 2026, and 2027. Goldman Sachs then divided these implied equity values by the projected year-end number of fully diluted outstanding Ordinary Shares each of fiscal years 2025, 2026, and 2027, calculated using information provided by and approved for Goldman Sachs’ use by the Transaction Committee, to derive a range of implied future values per Ordinary Share. Goldman Sachs then discounted these implied future equity values per Ordinary Share to September 30, 2024 using an illustrative discount rate of 16.5% and mid-year convention, reflecting an estimate of Despegar’s cost of equity. Goldman Sachs derived such discount rate by application of the CAPM. This analysis resulted in a range of illustrative present values of $16.16 to $22.12 per Ordinary Share.
Premia Paid Analysis
Goldman Sachs reviewed and analyzed, using publicly available information, the acquisition premia for transactions announced from January 1, 2014 through December 20, 2024 involving a public company in the technology industry based in the United States as the target where the disclosed enterprise values for the transaction were between $500 million and $2 billion. For the entire period, using publicly available information, Goldman Sachs calculated the median, 25th percentile and 75th percentile premiums of the price paid in the 998 transactions relative to the target’s last undisturbed closing stock price prior to announcement of the transaction. This analysis indicated a median premium of 32%, 25th percentile premium of 16% and 75th percentile premium of 48% across the period. Using this analysis, Goldman Sachs applied a reference range of illustrative premiums of 16% to 48% to the undisturbed closing price per Ordinary Share of $14.65 as of December 20, 2024 to derive a range of implied equity values per Ordinary Share of $16.99 to $21.68.
General
The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Despegar or Parent or the Merger.
Goldman Sachs prepared these analyses for purposes of providing its opinion to Transaction Committee as to the fairness from a financial point of view of the Ordinary Share Consideration to be paid to the holders (other than Parent and its affiliates) of Ordinary Shares. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Despegar, Parent, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecasts.
The Ordinary Share Consideration was determined through arm’s-length negotiations between Despegar and Parent and was approved by the Transaction Committee. Goldman Sachs did not recommend any specific amount of consideration to the Transaction Committee or that any specific amount of consideration constituted the only appropriate consideration for the Merger.
As described above, Goldman Sachs’ opinion to the Transaction Committee was one of many factors taken into consideration by Transaction Committee in making its determination to approve the Merger. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex C to this proxy statement.
Goldman Sachs and its affiliates are engaged in advisory, underwriting, lending and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Despegar, Parent, any of their respective affiliates and third parties, including Expedia, Inc., a significant shareholder of Despegar and a direct wholly-owned subsidiary of Expedia Group (“Expedia”), LCLA Daylight LP, a significant shareholder of Despegar and an affiliate of funds managed or advised by Catterton Latin America Management, L.L.C. (“L Catterton”), and Naspers Limited (“Naspers”) and Prosus, the majority shareholder of Parent, and any of their respective affiliates and, as applicable, portfolio companies or any currency or commodity that may be involved in the Merger. Goldman Sachs acted as financial advisor to the Transaction Committee in connection with, and participated in certain of the negotiations leading to, the Merger. During the two-year period ended December 23, 2024, Goldman Sachs Investment Banking has not been engaged by Despegar or its affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. Goldman Sachs has provided certain financial advisory and/or underwriting services to Parent and/or its affiliates from time to time for which Goldman Sachs Investment Banking has received, and may receive, compensation, including having acted as financial advisor to Parent in connection with a transaction involving a portfolio company associated with Parent, in 2023. During the two-year period ended December 23, 2024, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by Goldman Sachs Investment Banking to Parent and/or its affiliates of approximately $10 million. Goldman Sachs has provided certain financial advisory and/or underwriting services to L Catterton and/or its affiliates and portfolio companies from time to time for which Goldman Sachs Investment Banking has received, and may receive, compensation, including having acted as bookrunner with respect to the initial public offering of Oddity Tech Ltd. (“Oddity Tech”), a portfolio company in which funds managed or advised by affiliates of L Catterton are invested, in July 2023; as bookrunner with respect to the initial public offering of Birkenstock Holding plc (“Birkenstock”), a portfolio company in which funds managed or advised by affiliates of L Catterton are invested, in October 2023; as bookrunner with respect to an equity follow-on offering of Oddity Tech in March 2024; and as bookrunner with respect to an equity follow-on offering of Birkenstock in June 2024. During the two-year period ended December 23, 2024, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by Goldman Sachs Investment Banking to funds managed or advised by L Catterton and/or its affiliates of approximately $51 million. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Despegar, Parent, Expedia, L Catterton, Naspers and their respective affiliates and, as applicable, portfolio companies, for which Goldman Sachs Investment Banking may receive compensation. Affiliates of Goldman Sachs & Co. LLC also may have co-invested with funds managed or advised by L Catterton and/or its affiliates from time to time and may have invested in limited partnership interests of funds managed or advised by L Catterton and/or its affiliates from time to time and may do so in the future.
The Transaction Committee of selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Merger. Pursuant to a letter agreement dated October 29, 2024, by and between the Transaction Committee and Goldman Sachs, the Transaction Committee engaged Goldman Sachs to act as its financial advisor in connection with the Transaction Committee. The engagement letter provides for a transaction fee of approximately $24 million, all of which is contingent upon consummation of the Merger. In addition, the Transaction Committee has agreed to reimburse Goldman Sachs for certain of its expenses, including reasonable attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.
Interests of Despegar’s Directors and Executive Officers in the Merger
When considering the recommendations of the Transaction Committee and the Board of Directors that you vote to approve the Merger Proposal, you should be aware that, aside from their interests as holders of Ordinary Shares and/or Series A Preferred Shares, our directors and executive officers may have interests in the Merger that are different from, or in addition to, your interests as a shareholder, as more fully described below. To the extent that such interests existed at the time, the Transaction Committee and the Board of Directors were aware of and considered these interests, among other matters.
Treatment of Despegar Stock Options
As of the Record Date, there were 229,123 shares subject to outstanding Despegar Stock Options held by Despegar’s non-employee directors and executive officers, of which 226,927 have a per share exercise price that is less than the Ordinary Share Consideration. The Despegar Stock Options held by Despegar’s non-employee directors and executive officers immediately before the Effective Time will be treated as described below.
The Merger Agreement provides that at the Effective Time, each outstanding Despegar Stock Option, whether vested or unvested, (i) with an exercise price per share that is less than the Ordinary Share Consideration will be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (x) the amount by which the Ordinary Share Consideration exceeds the applicable exercise price per share of the Despegar Stock Option and (y) the aggregate number of shares remaining issuable upon exercise of the Despegar Stock Option, less applicable taxes and authorized deductions and (ii) with an exercise price per share that is equal to or greater than the Ordinary Share Consideration will be cancelled without the payment of consideration.
Treatment of Despegar RSUs
As of the Record Date, there were 526,394 shares underlying outstanding Despegar RSUs (including shares subject to outstanding Vested Despegar RSUs, Continued RSUs and Other RSUs) held by Despegar’s non-employee directors and executive officers. The Despegar RSUs held by Despegar’s non-employee directors and executive officers immediately before the Effective Time will be treated as described below.
The Merger Agreement provides that at the Effective Time: (i) each outstanding Vested Despegar RSU (which includes Vested Despegar RSUs held by both executive officers and non-employee directors), will be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (x) the Ordinary Share Consideration and (y) the aggregate number of shares subject to such Vested Despegar RSU, less applicable taxes and authorized deductions, (ii) each outstanding Continued RSU will remain outstanding as a Surviving Company RSU on substantially the same terms and conditions as in effect immediately prior to the Effective Time, subject to any adjustments to prevent the dilution or enlargement of rights, which Surviving Company RSUs may be settled in cash or publicly traded equity securities (such as “N” ordinary shares in the capital of Prosus) at the written election of the holder, less applicable taxes and authorized deductions, and (iii) each outstanding Other RSU will be cancelled and converted into a Restricted Cash Award, which Restricted Cash Award shall vest on the same schedule as the corresponding Other RSU based upon the holder’s continued service.
In accordance with the terms of the Merger Agreement, the Despegar.com Corp. Amended and Restated 2016 Stock Incentive Plan (the “Stock Incentive Plan”) and the award agreements thereunder, if the employment of a holder of Surviving Company RSUs or Restricted Cash Awards is terminated without Cause (as defined in the Stock Incentive Plan or the holder’s employment agreement or offer letter) upon the Closing or within 12 months following the Closing Date, all then-outstanding Surviving Company RSUs and Restricted Cash Awards will immediately vest upon such holder’s termination of employment without Cause.
Equity Interests of Despegar’s Executive Officers and Non-Employee Directors
The following table sets forth the number of Ordinary Shares and the number of Ordinary Shares underlying outstanding Despegar equity interests — consisting of Despegar Stock Options with a per share exercise price that is less than the Ordinary Share Consideration and Despegar RSUs (including Vested Despegar RSUs, Continued RSUs and Other RSUs) — held directly by each of Despegar’s executive officers and non-employee directors as of the Record Date. The following table also sets forth the values of these Ordinary Shares and Despegar equity interests, determined as the number of Ordinary Shares (or Ordinary Shares subject to the equity interests or awards) multiplied by the Ordinary Share Consideration (minus the applicable exercise price in the case of in-the-money Despegar Stock Options).
Except as otherwise described, the amounts disclosed in the table below assume the following: (i) the Ordinary Shares held directly include Ordinary Shares directly held by the individual as of the Record Date and any Ordinary Shares subject to Despegar RSUs that are scheduled to vest and be settled before April 30, 2025 (which, solely for purposes of this section of the proxy statement is the assumed closing date of the Merger) without regard to any accelerated vesting, (ii) the Despegar Stock Options and Despegar RSUs include those that are expected to be outstanding as of April 30, 2025 in accordance with their regular vesting schedules and assuming the holder’s continued service with Despegar through such date, (iii) the value of the Ordinary Shares and the Ordinary Shares underlying outstanding Despegar equity interests is equal to the Ordinary Share Consideration (minus the applicable exercise price in the case of in-the-money Despegar Stock Options), (iv) none of Despegar’s executive officers or non-employee directors exercises his or her Despegar Stock Options prior to April 30, 2025, and (v) no additional Despegar Stock Options or Despegar RSUs are granted prior to April 30, 2025.
In addition to the assumptions described in the preceding paragraph, the amounts set forth in the table below are based on certain other assumptions that are described in the footnotes accompanying the table below. These assumptions may or may not be correct. These amounts do not attempt to forecast any additional grants, issuances or forfeitures of equity- or cash-based awards that may occur, or future dividend equivalents that may be accrued, prior to the closing of the Merger. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by the eligible named executive officers and non-employee directors may differ materially from the amounts set forth below.
	Ordinary Shares Held Directly(1)		Despegar RSUs(2)		In-the-Money Despegar Stock Options(3)
Name	Ordinary Shares (#)	Ordinary Shares ($)	Ordinary Shares (#)	Ordinary Shares ($)	Ordinary Shares Subject to Stock Option (#)	Ordinary Shares Subject to Stock Option ($)	Total ($)
Nilesh Lakhani	70,744	1,379,508	—	—	—	—	1,379,508
Damián Scokin	325,270	6,342,765	145,473	2,836,724	52,483	372,738	9,552,227
Martín Rastellino	219,087	4,272,197	—	—	—	—	4,272,197

	Ordinary Shares Held Directly(1)		Despegar RSUs(2)		In-the-Money Despegar Stock Options(3)
Name	Ordinary Shares (#)	Ordinary Shares ($)	Ordinary Shares (#)	Ordinary Shares ($)	Ordinary Shares Subject to Stock Option (#)	Ordinary Shares Subject to Stock Option ($)	Total ($)
Michael Doyle II	85,314	1,663,623	—	—	2,197	16,478	1,680,101
Ramiro Lauzan	—	—	—	—	—	—	—
Alfonso Paredes	—	—	—	—	—	—	—
Amit Singh	5,331	103,955	101,250	1,974,375	—	—	2,078,330
Gonzalo García Estebarena	159,484	3,109,938	85,401	1,665,320	58,597	610,697	5,385,955
Sebastián Mackinnon	231,160	4,507,620	143,061(4)	2,789,690	55,615	582,032	7,879,342
Monica A. S. da Silva	8,136	158,652	20,647	402,617	—	—	561,269
Maximiliano Gonzalez Costa	41,232	804,024	27,180	530,010	—	—	1,334,034
Marcelo Amadeo Grether	100,062	1,951,209	53,030	1,034,085	58,035	604,149	3,589,443

(1)
Represents Ordinary Shares held directly as of the Record Date, plus any Ordinary Shares subject to Despegar RSUs that are scheduled to vest and be settled before April 30, 2025 (without regard to any accelerated vesting). The amounts shown are determined assuming that no individual will acquire or dispose of Ordinary Shares from the Record Date, through April 30, 2025, and that the Despegar RSUs scheduled to vest and be settled prior to April 30, 2025, are so settled. The values shown with respect to the Ordinary Shares held directly represent the product of the Ordinary Share Consideration and the total number of Ordinary Shares held by such individual. For additional information regarding beneficial ownership of Ordinary Shares, refer to the section of this proxy statement captioned “Security Ownership of Certain Beneficial Owners and Management.”

(2)
Represents Ordinary Shares subject to Despegar RSUs expected to be outstanding as of April 30, 2025 (without regard to any accelerated vesting). The values shown with respect to Despegar RSUs represent the product of the Ordinary Share Consideration and the total number of Ordinary Shares subject to Despegar RSUs. As described further in the section of this proxy statement captioned “Interests of Despegar’s Directors and Executive Officers in the Merger — Treatment of Despegar RSUs”, as of the date of the closing of the Merger (which date, solely for purposes of this section of the proxy statement, is assumed to be April 30, 2025), each outstanding Vested Despegar RSU will be cancelled and converted into the right to receive the Ordinary Share Consideration per share, each outstanding Continued RSU will remain outstanding as a Surviving Company RSU and each outstanding Other RSU will be cancelled and converted into a Restricted Cash Award. In addition, the vesting of Surviving Company RSUs and Restricted Cash Awards will accelerate in connection with the holder’s involuntary termination of employment without cause within 12 months following the closing of the Merger, as described further in the section of this proxy statement captioned “Interests of Despegar’s Directors and Executive Officers in the Merger — Treatment of Despegar RSUs.” Excludes Despegar RSUs expected to be granted to executive officers in March 2025 in accordance with Despegar’s ordinary annual grant practices, the amounts of which are not currently known.

(3)
Represents Ordinary Shares subject to in-the-money Despegar Stock Options expected to be outstanding as of April 30, 2025. The values shown with respect to these Despegar Stock Options represent the product of the Ordinary Share Consideration, less any applicable exercise price, and the total number of Ordinary Shares subject to such Despegar Stock Options. As described further in the section of this proxy statement captioned “Interests of Despegar’s Directors and Executive Officers in the Merger — Treatment of Despegar Stock Options”, as of the date of the closing of the Merger (which date, solely for purposes of this section of the proxy statement, is assumed to be April 30, 2025), each outstanding in-the-money Despegar Stock Option, whether vested or unvested, will be cancelled and converted into the right to receive the Ordinary Share Consideration (less any applicable exercise price) per Despegar Stock Option and each outstanding Despegar Stock Option that is not in-the-money will be cancelled without the payment of consideration.

(4)
Includes 49,648 Despegar RSUs that will be granted to Mr. Mackinnon during the first quarter of 2025.

Payments Upon Termination of Employment at or Following the Effective Time
In accordance with the terms of the Merger Agreement, the Stock Incentive Plan and the award agreements thereunder, if the employment of a holder of Surviving Company RSUs or Restricted Cash Awards is terminated without Cause (as defined in the Stock Incentive Plan or the holder’s employment agreement or offer letter) upon the Closing or within 12 months following the Closing Date, all then-outstanding Surviving Company RSUs and Restricted Cash Awards will immediately vest upon such holder’s termination of employment without Cause.
Pursuant to the terms of his offer letter with Despegar, if the employment of Gonzalo García Estebarena, Despegar’s Chief Commercial Officer, is terminated by Despegar or its successor, including the Surviving Company, at any time, Mr. Estebarena will be entitled to receive severance in the amount of $165,000 plus one-month salary for each year of service (or partial year of service longer than six months) since June 1, 2022.
Additionally, in the event of certain terminations of employment, executive officers would be entitled to severance in accordance with, and to the extent provided pursuant to, applicable law in the jurisdiction where such executive officer resides.
Retention and Transaction Bonuses
In recognition of her critical role in ensuring the success of the Transactions, Monica A. S. da Silva, Despegar’s Vice President of Legal and General Counsel, has entered into a Transaction Bonus Agreement, dated as of November 22, 2024, by and between Ms. da Silva and Despegar (the “Transaction Bonus Agreement”) pursuant to which, subject to the Closing and her continued employment with Despegar through the Closing, she is entitled to receive payment of a transaction bonus in the amount of $75,000 (without interest), less applicable taxes and authorized deductions, payable within 30 business days following the Closing. Notwithstanding the foregoing, if Ms. da Silva’s employment with Despegar is terminated without Cause (as defined in the Transaction Bonus Agreement) prior to payment of the transaction bonus, the right to payment of the transaction bonus will remain outstanding and will vest and become payable upon the Closing.
Arrangements with Parent
As of the date of this proxy statement, none of our executive officers has entered into any agreement with Parent or any of its affiliates regarding employment with, or the right to purchase or participate in the equity of, the Surviving Company or one or more of its affiliates. Furthermore, as of the date of this proxy statement, no discussions regarding employment or compensation arrangements for executive officers following the Merger have occurred. Prior to and following the Closing, however, certain of our executive officers, may have discussions and may enter into agreements with Parent, the Surviving Company or their respective subsidiaries or affiliates regarding service with the Surviving Company or one or more of its affiliates on and after the Closing Date.
Transaction Committee Fees
In consideration of the expected time and effort that would be required of the members of the Transaction Committee in evaluating a Potential Transaction, the Board of Directors determined that each member of the Transaction Committee would receive additional compensation of $20,000 per month through closing. Such fees are not contingent upon the completion of any Potential Transaction or on the recommendation of any Potential Transaction by the Transaction Committee or the Board of Directors. No other fees or compensation (other than reimbursement for reasonable expenses in connection with the discharge of their duties) are payable to the members of the Transaction Committee in connection with their service on the Transaction Committee.

Insurance and Indemnification of Directors and Executive Officers
From and after the Effective Time, the Surviving Company and its subsidiaries will, and Parent will instruct the Surviving Company and its subsidiaries to, to the fullest extent permitted under the BVI Act, honor and fulfill in all respects the obligations of Despegar and its subsidiaries, as applicable, under (i) the Amended and Restated Memorandum and Articles of Association of Despegar, (ii) the memorandum and articles of association, certificate of incorporation and bylaws or equivalent organizational documents of each subsidiary of Despegar, and (iii) any and all indemnification agreements between Despegar or any subsidiary of Despegar and any of their respective present or former directors and officers (and any person who becomes a director or officer of Despegar or any such subsidiary of Despegar prior to the Effective Time) (collectively, the “Indemnified Parties”). In addition, the memorandum and articles of association of the Surviving Company will contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses than are set forth in the Amended and Restated Memorandum and Articles of Association of Despegar in effect as of the Signing Date, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of the Indemnified Parties, and any claim made pursuant to such rights within such six (6) year period will continue to be subject to certain indemnification and insurance provisions of the Merger Agreement until disposition of such claim.
For a period of six (6) years after the Effective Time, Parent will, and will cause the Surviving Company to, to the fullest extent permitted under applicable law, indemnify and hold harmless each Indemnified Party against all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any litigation, suit, claim, action, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or relating to any action or omission in their capacity as a director or officer of Despegar or any subsidiary of Despegar, occurring on or before the Effective Time, and to the fullest extent permitted by law, the Surviving Company will pay all expenses of such Indemnified Party in advance of the final disposition of any such action, subject to receipt of an undertaking to repay such advances if it is ultimately determined in accordance with applicable law that such Indemnified Party is not entitled to indemnification.
The Surviving Company will either (i) cause to be obtained at the Effective Time “tail” insurance policies with a claims period of at least six (6) years from the Effective Time with respect to directors’ and officers’ liability insurance in amount and scope at least as favorable as Despegar’s existing policies for claims arising from facts or events that occurred on or prior to the Effective Time or (ii) maintain in effect for six (6) years from the Effective Time, if available, the current directors’ and officers’ liability insurance policies maintained by Despegar; provided that the Surviving Company may substitute such policies with policies of at least the same coverage containing terms and conditions that are substantially similar with respect to matters occurring prior to the Effective Time; provided further, that in no event will the Surviving Company be required to expend more than an amount per year equal to three hundred percent (300%) of current annual premiums paid by Despegar for such insurance. In the event of an expiration, termination or cancellation of such current policies, Parent and the Surviving Company will be required to obtain as much coverage as is possible under substantially similar policies for such maximum annual amount in aggregate annual premiums.
For more information, please see the section of this proxy statement captioned “Proposal 1: Adoption of the Merger Agreement — Indemnification and Insurance.”
Voting Agreement
In connection with the execution of the Merger Agreement, each Voting Agreement Signatory and Parent entered into the Voting Agreement. As of the Record Date, the Voting Agreement Signatories held, in the aggregate, 8,693,174 Ordinary Shares representing approximately 10.4% of the voting power of the outstanding Ordinary Shares, based on 83,613,807 Ordinary Shares outstanding as of such date. As of the Record Date, LCLA Daylight LP held all issued and outstanding Series A Preferred Shares. The following is a summary of the material terms of the Voting Agreement. The summary of the Voting Agreement and the transactions contemplated thereby does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the full text of the Voting Agreement, the form of which is attached as Exhibit A to the Merger Agreement (which is attached as Annex A to this proxy statement), and which is also attached as Exhibit 99.1 to Amendment No. 2 to the Schedule 13D filed by LCLA Daylight LP with the SEC on December 26, 2024, and which is incorporated herein by reference.
Agreement to Vote
Under the Voting Agreement, each Voting Agreement Signatory has, among other things, agreed to, during the term of the Voting Agreement, (a) cause its shares to be counted as present at the Special Meeting for purposes of calculating a quorum and (b) vote the Ordinary Shares held by such Voting Agreement Signatory: (i) in favor of the approval and authorization (as applicable) of the Merger Agreement, the Plan of Merger (or any amended version thereof), the Merger, the Transactions and any actions related thereto, (ii) in favor of any proposal to adjourn a meeting of the shareholders of Despegar to solicit additional proxies in favor of the approval and authorization (as applicable) of the Merger Agreement, the Plan of Merger (or any amended version thereof), the Merger, the Transactions and any actions related thereto, and (iii) against (1) any Acquisition Proposal, (2) any reorganization, recapitalization, liquidation or winding-up of Despegar or any other extraordinary transaction involving Despegar (except as contemplated by the Merger Agreement), (3) any action or agreement the consummation of which would reasonably be expected to interfere with, prevent or delay the consummation of the Transactions, (4) any action or agreement that would reasonably be expected to result in a material breach or violation of any covenant, representation or warranty or any other obligation of such Voting Agreement Signatory contained in the Voting Agreement, and (5) any change in the membership of the Board of Directors unless approved by Parent.
In addition, under the Voting Agreement, LCLA Daylight LP has, among other things, agreed to, during the term of the Voting Agreement, vote in favor of the Series A Preferred Shareholder Approval and sign and deliver any action proposed to be taken by written consent with respect to any shares in relation to providing class consent to any actions required in respect of the Merger Agreement, the Articles of Merger, the Plan of Merger, all agreements related to the Merger, and any removal of a Series A Preferred Director (as defined in the Amended and Restated Memorandum and Articles of Association of Despegar), each of which as required to permit the Board of Directors to be composed of only those directors contemplated by the Merger Agreement at the Effective Time. LCLA Daylight LP further agreed to (i) act in good faith and cooperate with Despegar to enable the preferred shareholder class meeting to be held as soon as reasonably practicable (and on short notice to the extent practicable) and by conference call and/or videoconference (as convenient), and (ii) attend the preferred shareholder class meeting for the purposes of providing the Series A Preferred Shareholder Approval.
Each Voting Signatory also revokes any and all previous proxies granted with respect to its Ordinary Shares or Series A Preferred Shares, as applicable. Additionally, each Voting Signatory grants a proxy appointing Parent as such Voting Signatory’s attorney-in-fact and proxy, with full power of substitution, for and in such Voting Signatory’s name, to vote, express consent (if applicable) or dissent, or otherwise to utilize such voting power in the manner contemplated by the Voting Agreement as Parent or its proxy or substitute will, in Parent’s sole discretion, deem proper with respect to each Voting Signatory’s Ordinary Shares or Series A Preferred Shares, as applicable, if such Voting Signatory is unable to perform or otherwise does not perform their obligations under the Voting Agreement with respect to their Ordinary Shares or Series A Preferred Shares, as applicable, solely with respect to the matters set forth in the two preceding paragraphs.
Transfer Restrictions
Each Voting Agreement Signatory has agreed in the Voting Agreement to certain restrictions on the transfer of its or his Ordinary Shares (and in the case of LCLA Daylight LP, its Series A Preferred Shares), subject to the terms and conditions set forth in the Voting Agreement, including not to, directly or indirectly, (i) grant any proxies, powers of attorney, or any other authorizations or consents, or enter into any voting trust or other contract with respect to the voting of any of its or his shares, (ii) sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of (including by gift, and whether by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise, and including pursuant to any derivative transaction), any of its or his shares (or any beneficial ownership therein or portion thereof) or consent to any of the foregoing (each, a “Transfer”), (iii) otherwise permit any liens to be created on any of its or his shares or (iv) enter into any contracts with respect to the direct or indirect Transfers of any of its or his shares.
Other Agreements
Each Voting Agreement Signatory has also agreed not to, take any actions that Despegar is prohibited from taking under the Merger Agreement with respect to the solicitation of an Acquisition Proposal, including not to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage any inquiries, proposals or offers that would be reasonably expected to lead to, an Acquisition Proposal, or (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any non-public information in connection with, any inquiries, proposals or offers that constitute, or would be reasonably expected to lead to, an Acquisition Proposal, subject to certain exceptions provided in the Merger Agreement.
In addition, each Voting Agreement Signatory has agreed to waive and agreed not to exercise any rights (including under Section 179 of the BVI Act) it may have to demand appraisal, dissent or any similar or related matter with respect to any Ordinary Shares or Series A Preferred Shares that may arise with respect to the Merger.
Furthermore, each Voting Agreement Signatory has agreed not to commence or participate in any action or claim, whether derivative or otherwise, against Parent, Merger Sub, Despegar or any of their respective affiliates, or their respective boards of directors or members thereof or officers, relating to the negotiation, execution or delivery of the Voting Agreement or the Merger Agreement, or the consummation of the Transactions.
Each Voting Agreement Signatory has agreed to promptly notify Parent of any breaches or facts that would reasonably be expected to cause any breaches of the terms and conditions of the Voting Agreement by such Voting Agreement Signatory, and to not take actions that would render the representation and warranties made by such Voting Agreement Signatory under the Voting Agreement inaccurate or would prevent, delay or would reasonably be expected to delay in material respect of the Transactions.
Termination
The Voting Agreement will automatically terminate without further action by the parties thereto upon the earliest to occur of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) as to any Voting Agreement Signatory, any amendment to the Merger Agreement that reduces the amount of or changes the form of, or imposes any material restrictions or conditions on the payment of, the Ordinary Share Consideration or extends the Outside Date, in each case, unless such Voting Agreement Signatory has consented to such amendment, or (iv) the mutual written agreement of the parties to the Voting Agreement.
Dissenters’ Rights
Under the laws of the British Virgin Islands, shareholders are entitled to dissent from the Merger in accordance with Section 179 of the BVI Act, an extract of which is attached as Annex D to this proxy statement. Dissenting shareholders will not be entitled to receive the Ordinary Share Consideration as they will only be entitled to the right to payment of the “fair value” of their Ordinary Shares if the Merger is completed, as determined in accordance with Section 179 of the BVI Act. To the extent Despegar and a dissenting shareholder are unable to agree the “fair value”, a statutory appraisal process is required to determine the fair value of a dissenting shareholder’s Ordinary Shares. While the fair value of a shareholder’s Ordinary Shares as determined under this appraisal procedure could be more than or the same as the Ordinary Share Consideration, shareholders are cautioned that the fair value of their Ordinary Shares could also be determined to be less than the Ordinary Share Consideration.
Dissenters’ rights are available only to shareholders whose names are entered in the register of members of Despegar as a registered holder of Ordinary Shares. Any person who holds Ordinary Shares through a depositary, nominee or broker and who wishes to exercise the right to dissent from the Merger must first ensure that they are entered in the register of members of Despegar and therefore becomes a “member” for the purpose of the BVI Act. Shareholders must comply with the procedures and requirements for exercising dissenters’ rights with respect to the Ordinary Shares under Section 179 of the BVI Act.
In order to exercise dissent rights, a registered shareholder must give to Despegar a written objection to the Merger prior to the Special Meeting or at the Special Meeting but prior to the time the Merger Proposal is submitted to a vote. The written objection must include a statement that such shareholder proposes to demand payment for its Ordinary Shares if the Merger is approved at the Special Meeting and implemented.
Within 20 days immediately following the date of the Special Meeting at which a vote approving the Merger is made, Despegar must notify all shareholders who have served a written objection to the Merger (except those shareholders who subsequently voted for or consented to the Merger). Within 20 days immediately following the date on which such notice is given by Despegar, a registered shareholder who has provided a written objection to the merger must serve a formal notice of its election to dissent. This notice of dissent must state (a) the shareholder’s name and address, (b) the number and class of the Dissenting Shares, and (c) a demand for payment of the fair value of the shareholder’s Ordinary Shares:
1.
A dissenting shareholder must dissent in respect of all the Ordinary Shares which they hold in Despegar. It is not possible to only dissent in respect of certain Ordinary Shares held by a shareholder, and any notice of dissent purporting to do so will be invalid.

2.
Once notice of dissent is given, a dissenting shareholder will cease to have the rights of a shareholder (including the right to receive the Merger Consideration) and will only be entitled to receive payment of the “fair value” of its Ordinary Shares in accordance with section 179 of the BVI Act.

Within seven (7) days immediately following (a) the date of expiry of the period shareholders are entitled to dissent or (b) the Effective Time of the Merger, whichever is later, Despegar, as the surviving company, must make an offer to each dissenting shareholder specifying the consideration determined by Despegar to be the fair value of such Dissenting Shares. As noted above, the Board of Directors believes the Ordinary Share Consideration represents fair value for the Ordinary Shares and Despegar therefore expects that any such offer will therefore be less than or equal to $19.50 per Ordinary Share.
If, within 30 days immediately following the date of the offer, Despegar and a dissenting shareholder fail to agree on the fair value consideration for Dissenting Shares, then, within 20 days immediately following the date of the expiry of such 30-day period:
•
Despegar and the dissenting shareholder would each designate an appraiser;

•
the two designated appraisers together would designate a third appraiser; and

•
the three appraisers would fix the fair value of the Dissenting Shares in accordance with the BVI Act. It should be noted that, under the terms of the BVI Act, fair value would be determined at the close of business on the business day prior to the date on which the vote to approve the Merger was taken at the Special Meeting, excluding any appreciation or depreciation in the value of the Dissenting Shares, directly or indirectly, induced by the Merger.

The fair value determined by the three appraisers would be binding on Despegar and the dissenting shareholder for all purposes. Despegar will pay, in cash, the fair value of the Dissenting Shares determined by the appraisers to the dissenting shareholders.
All notices and petitions (including any written objection to the Merger and notice of election to dissent) must be executed by or for the shareholder, fully and correctly, as such shareholder’s name appears on Despegar’s register of members. If the Ordinary Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, these notices must be executed by or for the fiduciary. An authorized agent, including an agent for two or more joint owners, may execute the notices or petitions for a shareholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the notice, he is acting as agent for the record owner. A person having a beneficial interest in Ordinary Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized above and in a timely manner to perfect whatever dissenters’ rights attached to the Ordinary Shares.

As explained above, dissenters’ rights are available only to shareholders of record. If you hold any Ordinary Shares as the beneficial owner but are not the “registered holder” or “member” of such Ordinary Shares and you wish to exercise dissenters’ rights, you must arrange for such Ordinary Shares to be registered in your name and comply with the procedures and requirements for exercising dissenters’ rights under Section 179 of the BVI Act or instruct the record holder to do so on your behalf (noting any such record holder must dissent in respect of all Ordinary Shares it holds).
If you do not satisfy each of these requirements, you cannot exercise dissenters’ rights and will be bound by the terms of the Plan of Merger if approved at the Special Meeting. In addition, failure to vote your Ordinary Shares, or a vote against the resolutions to adopt the Plan of Merger and approve the transactions contemplated by the Plan of Merger, including the Merger, will not alone satisfy the requirement for exercising dissent rights under Section 179 of the BVI Act. Dissenters’ rights may not be exercised unless they are exercised in accordance with Section 179 of the BVI Act (a high-level summary of which is set forth above).
Shareholders are also cautioned that the Board of Directors has determined that the Ordinary Share Consideration represents “fair price” and that, if a shareholder initiates a dissenting process, it is possible that they will receive a lower price for their Ordinary Shares and/or may be responsible for a portion of the costs of the exercising the dissenters’ rights.
Any shareholder who considers exercising dissenters’ rights is strongly advised to consult legal counsel in the British Virgin Islands.
Accounting Treatment
The Merger will be accounted for as a “purchase transaction” for financial accounting purposes.
Material U.S. Federal Income Tax Consequences of the Merger
The following discussion is a summary of certain material U.S. federal income tax consequences of the Merger that may be relevant to U.S. Holders and Non-U.S. Holders (each as defined below) of Ordinary Shares. This summary is general in nature and does not purport to be a complete analysis of all potential tax effects of the Merger. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Department regulations promulgated under the Code (the “Treasury Regulations”), published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”), and judicial decisions, all as in effect on the date of this proxy statement and all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. This discussion is limited to shareholders who hold their Ordinary Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment purposes).
This discussion is for general information only and does not address all of the U.S. federal income tax consequences that may be relevant to shareholders in light of their particular circumstances. For example, this discussion does not address all of the tax consequences that may be relevant to shareholders who may be subject to special treatment under U.S. federal income tax laws, such as:
•
banks, mutual funds, insurance companies or other financial institutions;

•
tax-exempt organizations and governmental organizations;

•
tax-qualified retirement or other tax deferred accounts;

•
partnerships or any other entities or arrangements treated as partnerships or disregarded entities for U.S. federal income tax purposes, S corporations, or other pass-through entities, or investors therein;

•
dealers in shares and securities;

•
traders in securities that elect to use the mark-to-market method of accounting for their securities;

•
regulated investment companies or real estate investment trusts;

•
entities subject to the U.S. anti-inversion rules;

•
U.S. expatriates or certain former citizens or long-term residents of the U.S.;

•
shareholders who own or have owned (directly, indirectly or constructively) five percent (5%) or more of Despegar’s Ordinary Shares (by vote or value);

•
shareholders holding Ordinary Shares as part of a hedging, constructive sale or conversion, straddle or other risk reduction transaction or integrated investment;

•
shareholders whose Ordinary Shares constitute qualified small business share within the meaning of Section 1202 of the Code or as “Section 1244 share;”

•
shareholders who acquired their Ordinary Shares in a transaction subject to the gain rollover provisions of the Code (including, but not limited to Section 1045 of the Code);

•
shareholders who received their Ordinary Shares pursuant to the exercise of contemporary options or in other compensatory transactions;

•
shareholders who received their Ordinary Shares pursuant to the exercise of warrants or conversion rights under convertible instruments;

•
U.S. Holders whose “functional currency” is not the U.S. dollar;

•
shareholders who hold their Ordinary Shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the U.S.;

•
shareholders who are controlled foreign corporations, passive foreign investment companies or corporations that accumulate earnings to avoid U.S. federal income tax; or

•
shareholders who do not vote in favor of the Merger and have properly exercised and not waived, withdrawn, failed to perfect or otherwise lost their dissenters’ rights under Section 179 of the BVI Act.

If a partnership (including an entity or arrangement, domestic or non-U.S., treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of Ordinary Shares, then the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partner and the partnership. Partnerships holding Ordinary Shares, and partners therein should consult their tax advisors regarding the consequences of the Merger.
In addition, this summary does not address (i) the tax consequences associated with the Merger under any U.S. federal non-income tax laws, including estate, gift and other tax laws, (ii) the tax considerations associated with the Merger under any state, local or non-U.S. tax laws, (iii) the impact of the alternative minimum tax, the Medicare contribution tax on net investment income, or the special tax accounting rules under Section 451(b) of the Code, (iv) the tax considerations associated with transactions effectuated before or subsequent to or concurrently with the Merger (whether or not any such transactions are consummated in connection with the Merger), including without limitation any transaction in which Ordinary Shares are acquired, or (v) the tax consequences for holders of options, warrants or similar rights to acquire Ordinary Shares.
We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.
IN VIEW OF THE FOREGOING AND BECAUSE THE FOLLOWING DISCUSSION IS INTENDED AS A GENERAL SUMMARY FOR INFORMATIONAL PURPOSES ONLY, WE URGE SHAREHOLDERS TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO THEM IN CONNECTION WITH THE MERGER IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING FEDERAL ESTATE, GIFT AND OTHER NON-INCOME TAX CONSEQUENCES, AND TAX CONSEQUENCES UNDER STATE, LOCAL OR NON-U.S. TAX LAWS, INCLUDING THE IMPACT OF ANY RECENT CHANGES IN U.S. TAX LAWS.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Ordinary Shares that is for U.S. federal income tax purposes:
•
an individual who is (or is treated as) a citizen or resident of the U.S.;

•
a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia;

•
an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust (1) that is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons as defined in Section 7701(a)(30) of the Code; or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of Ordinary Shares that is not a U.S. Holder nor an entity classified as a partnership for U.S. federal income tax purposes (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes).
We are organized as a British Virgin Islands corporation. However, under the “anti-inversion” rules of Section 7874 of the U.S. Internal Revenue Code, we are treated as a U.S. corporation for U.S. federal income tax purposes.
U.S. Holders
The receipt of cash by a U.S. Holder in exchange for Ordinary Shares pursuant to the Merger generally will be a taxable transaction for U.S. federal income tax purposes. In general, such U.S. Holder’s gain or loss will be equal to the difference, if any, between the amount of cash received by such U.S. Holder and the U.S. Holder’s adjusted tax basis in the Ordinary Shares surrendered pursuant to the Merger. If a U.S. Holder acquired different blocks of Ordinary Shares at different times or at different prices, such U.S. Holder must determine its tax basis, holding period, and gain or loss separately for each block of Ordinary Shares (that is, generally Ordinary Shares acquired at the same cost in a single transaction) surrendered in the Merger. A U.S. Holder’s adjusted tax basis generally will equal the amount that such U.S. Holder paid for the Ordinary Shares. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if such U.S. Holder’s holding period in such Ordinary Shares is more than one (1) year at the time of the completion of the Merger. Long-term capital gains of non-corporate taxpayers, including individuals, are currently taxed at preferential U.S. federal income tax rates. The deductibility of capital losses is subject to limitations.
Non-U.S. Holders
Subject to the discussions below regarding backup withholding and FATCA (as defined below), any gain realized by a Non-U.S. Holder of Ordinary Shares pursuant to the Merger generally will not be subject to U.S. federal income tax unless:
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the gain is effectively connected with a trade or business of such Non-U.S. Holder in the U.S. (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the U.S.), in which case (i) such gain generally will be subject to U.S. federal income tax at rates generally applicable to U.S. Holders and, (ii) if the Non-U.S. Holder is a corporation, it may be subject to the branch profits tax at a rate of thirty percent (30%) (or a lower rate under an applicable income tax treaty between the U.S. and such holder’s country of residence) on its effectively connected earnings and profits for the taxable year, subject to certain adjustments;

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such Non-U.S. Holder is an individual who is present in the U.S. for one hundred eighty-three (183) days or more in the taxable year of the Merger, and certain other requirements are met, in which case such gain will be subject to U.S. federal income tax at a rate of thirty percent (30%) (or a lower rate under an applicable income tax treaty between the U.S. and such holder’s country of residence), which gain may be offset by certain U.S. source capital losses of such Non-U.S. Holder if the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses; or

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our Ordinary Shares constitute a “United States real property interest” by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the Merger or the Non-U.S. Holder’s holding period in our Ordinary Shares, and our Ordinary Shares are either (i) not “regularly traded” on an established securities market (as defined by applicable Treasury Regulations), or (ii) “regularly traded” as described in the previous clause but the Non-U.S. Holder actually or constructively holds more than five percent of our outstanding Ordinary Shares in which case such gain will be subject to tax in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply. Our Ordinary Shares are regularly traded on an established securities market for purposes of the rule described above. Although there can be no assurance, Despegar believes that, as of the effective time of the Merger, it will not have been a USRPHC at any time within the five-year period ending on the date thereof.

Information Reporting and Backup Withholding
Information reporting and backup withholding (currently, at a rate of twenty-four percent (24%)) may apply to the proceeds received by a shareholder pursuant to the Merger. Backup withholding generally will not apply to (1) a U.S. Holder that furnishes a correct taxpayer identification number and certifies that the taxpayer identification number provided is correct and that such shareholder is not subject to backup withholding on IRS Form W-9 (or a substitute or successor form) or (2) a Non-U.S. Holder that (i) provides a certification of such shareholder’s foreign status on the appropriate series of IRS Form W-8 (or a substitute or successor form) or (ii) otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the shareholder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS. If any amount is withheld under the backup withholding rules, shareholders should consult with their U.S. tax advisors regarding whether and how any refund, credit or other tax benefit might be received or recognized with respect to the amounts so withheld.
Withholding on Foreign Entities
Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly known as “FATCA”) impose a U.S. federal withholding tax of thirty percent (30%) on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of thirty percent (30%) on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. An intergovernmental agreement between the U.S. and the applicable foreign country may modify these requirements. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. FATCA withholding currently applies to payments of dividends. The Treasury Department has released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of thirty percent (30%) applicable to the gross proceeds of a sale or other disposition of our Ordinary Shares. In its preamble to such proposed regulations, the Treasury Department stated that taxpayers may generally rely on the proposed regulations until final regulations are issued.
Shareholders are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on the disposition of Ordinary Shares pursuant to the Merger.
Regulatory Approvals Required for the Merger
The completion of the Merger is subject to the receipt of certain required consents, approvals, non-disapprovals, lapse of the applicable waiting periods or other authorizations under the antitrust or competition laws of Brazil, Chile and Mexico. Subject to the completion of the sales process of PayU Latin America, such authorization may also be necessary under the antitrust or competition laws of Colombia.
At any time before or after the completion of the Merger, a governmental authority in any state or foreign jurisdiction could take such action under the antitrust or competition laws or foreign investment laws as it deems necessary or desirable in the public interest. Such action may include seeking to enjoin the completion of the Merger, seeking divestiture of substantial assets of one or both of the parties, requiring the parties to license or hold separate assets or terminate existing relationships and contractual rights, or requiring the parties to agree to other remedies. Private parties may also seek to take legal action under the antitrust or competition laws or foreign investment laws under certain circumstances, including by seeking to intervene in the regulatory process or litigate to enjoin or overturn regulatory approvals, any of which actions could significantly impede or even preclude obtaining required regulatory approvals. We cannot be certain that a challenge to the Merger will not be made or that, if a challenge is made, we will prevail.
Although we expect that all required regulatory clearances and approvals will be obtained, we cannot assure you that these regulatory clearances and approvals will be timely obtained, obtained at all or that the granting of these regulatory clearances and approvals will not involve the imposition of additional conditions, restrictions, qualifications, requirements or limitations on the completion of the Merger, including the requirement to divest assets, license or hold separate assets or terminate existing relationships and contractual rights, or agree to other remedies, or require changes to the terms of the Merger Agreement, or that a challenge to the Merger on antitrust grounds or other regulatory grounds will not be made, or if such challenge is made, what the result will be. These conditions or changes could result in the conditions to the Merger not being satisfied. There is currently no way to predict how long it will take to obtain all of the required regulatory approvals or whether such approvals will ultimately be obtained and there may be a substantial period of time between the approval of the proposal to adopt the Merger Agreement by the shareholders and the completion of the Merger.
Despegar and Parent have agreed to use reasonable best efforts to obtain all regulatory approvals required to consummate the Merger and the other transactions contemplated by the Merger Agreement, subject to certain limitations as set forth in the Merger Agreement.
Legal Proceedings Regarding the Merger
As of the date of this proxy statement, there are no pending lawsuits challenging the Merger. However, potential plaintiffs may file lawsuits challenging the Merger. The outcome of any future litigation is uncertain. Such litigation, if not resolved, could prevent or delay consummation of the Merger and result in substantial costs to Despegar, including any costs associated with the indemnification of directors and officers. One of the conditions to the consummation of the Merger is that no governmental authority of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any decision, injunction, decree, ruling, law or order (whether temporary, preliminary or permanent) that is in effect and enjoins or otherwise prohibits or makes illegal the consummation of the Merger. Therefore, if a plaintiff were successful in obtaining an injunction prohibiting the consummation of the Merger on the agreed-upon terms, then such injunction may prevent the Merger from being consummated, or from being consummated within the expected time frame outlined in this proxy statement.

PROPOSAL 1: ADOPTION OF THE MERGER AGREEMENT
The following summary describes the material provisions of the Merger Agreement and the Plan of Merger. The descriptions of the Merger Agreement and the Plan of Merger in this summary and elsewhere in this proxy statement are not complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the Plan of Merger, a copy of which is attached to this proxy statement as Annex A and incorporated into this proxy statement by reference. You should carefully read and consider the entire Merger Agreement, which is the legal document that governs the Merger, because this summary may not contain all the information about the Merger Agreement that is important to you. The rights and obligations of the parties are governed by the express terms of the Merger Agreement and not by this summary or any other information contained in this proxy statement.
The representations, warranties, covenants and agreements described below and included in the Merger Agreement (i) were made only for purposes of the Merger Agreement and as of specific dates; (ii) were made solely for the benefit of the parties to the Merger Agreement; and (iii) may be subject to important qualifications, limitations and supplemental information agreed to by Despegar, Parent and Merger Sub in connection with negotiating the terms of the Merger Agreement and contained in the confidential disclosure schedules. In addition, the representations and warranties have been included in the Merger Agreement for the purpose of allocating contractual risk among Despegar, Parent and Merger Sub rather than to establish matters as facts, and may be subject to standards of materiality applicable to such parties that differ from those applicable to investors. Except in the limited circumstances set forth in the Merger Agreement, shareholders are not third party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of Despegar, Parent or Merger Sub or any of their respective affiliates or businesses. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement. In addition, you should not rely on the covenants in the Merger Agreement as actual limitations on the respective businesses of Despegar, Parent and Merger Sub, because the parties may take certain actions that are either expressly permitted in the confidential disclosure schedule to the Merger Agreement or as otherwise consented to by the appropriate party, which consent may be given without prior notice to the public. The Merger Agreement is described below, and included as Annex A to this proxy statement, only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding Despegar, Parent, Merger Sub or their respective businesses. Accordingly, the representations, warranties, covenants and other agreements in the Merger Agreement should not be read alone, and you should read the information provided elsewhere in this document and in our filings with the SEC regarding Despegar and its business.
Effects of the Merger; Governing Documents; Directors and Officers
The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the BVI Act, at the Effective Time, Merger Sub will be merged with and into Despegar, with Despegar continuing as the surviving company in the Merger and a wholly-owned indirect subsidiary of Parent, and Merger Sub will be struck off the BVI Register of Companies in accordance with the BVI Act. At the Effective Time, the effects of the Merger will be as provided in the Merger Agreement, the Articles of Merger, the Plan of Merger and the applicable provisions of the BVI Act. At the Effective Time, all of the property, rights, privileges and powers of Despegar and Merger Sub will vest in the Surviving Company, and all of the debts, liabilities and duties of Despegar and Merger Sub will become the debts, liabilities and duties of the Surviving Company.
Unless otherwise determined by Parent prior to the Effective Time, and by virtue of the Merger and pursuant to the Articles of Merger, but subject to, and without limiting, Section 6.04 of the Merger Agreement, the Amended and Restated Memorandum of Association and Articles of Association of Despegar (the “Despegar Governing Documents”) in effect immediately prior to the Effective Time will be the memorandum and articles of association of the Surviving Company.
The directors of Merger Sub immediately prior to the Effective Time will be the initial directors of the Surviving Company and the officers of Merger Sub immediately prior to the Effective Time will be the initial officers of the Surviving Company, in each case until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company. At the Closing, (A) Despegar will deliver or procure to be delivered (i) to the Board of Directors (with copies to Parent and Merger Sub) letters of resignation from each of the existing directors (other than the director affiliated with the holder of the Series A Preferred Shares (the “Series A Director”) and the Expedia Director) and officers of Despegar (or will otherwise procure such directors and officers are removed effective as of the Effective Time) resigning effective as of, and contingent on, the Effective Time and (ii) to Parent and Merger Sub, a copy of resolutions of the Board of Directors appointing the directors and officers of Merger Sub to fill the available vacancies, in each case, effective as of the Effective Time, and (B) Parent and Merger Sub will deliver letters from each director and officer of Merger Sub consenting to act as a director and/or officer of the Surviving Company effective as of the Effective Time. Despegar will use commercially reasonably efforts to procure the resignation of the Series A Director and the Expedia Director effective as of the Effective Time.
Closing and Effective Time
Unless the Merger Agreement has been validly terminated in accordance with its terms, the Closing will take place by electronic exchange of the required closing deliverables at 10:00 a.m., New York time, on the third (3rd) business day after the satisfaction or written waiver (where permissible under applicable law) of all of the conditions to Closing set forth in the Merger Agreement (other than those conditions that by their terms are to be satisfied at the Closing but subject to their satisfaction or written waiver (where permissible) at such time), unless another time, date or place is agreed to in writing by Parent and Despegar. The date on which the Closing occurs is referred to in the Merger Agreement as the “Closing Date.”
On the Closing Date, or on such other date as Parent and Despegar may agree to in writing, Parent, Merger Sub and Despegar will execute and file as a premium filing (as such term is used by the Registrar) Articles of Merger, which will have attached to it the Plan of Merger with the Registrar (in each case with the appropriate modifications to take account of the relevant treatment of the Series A Preferred Shares contemplated by the Merger Agreement), and at the Closing, will make any and all other filings or recordings required under the BVI Act in connection with the Merger (including the filing by Merger Sub’s registered agent of a letter confirming it has no objections to the Merger). The Merger will become effective at such time as the Articles of Merger are duly registered by the Registrar, or at such other date or time as Parent and Despegar will agree in writing, subject to the requirements of the BVI Act, and will specify in the Articles of Merger, such time the Merger becomes effective, the “Effective Time.”
Merger Consideration
Treatment of Ordinary Shares
At the Effective Time, each Ordinary Share issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares, which are (i) Ordinary Shares held in the treasury of Despegar or owned by any direct or indirect wholly-owned Despegar subsidiary and each Ordinary Share owned by Merger Sub, Parent or any direct or indirect wholly-owned subsidiary of Parent immediately prior to the Effective Time (which will be cancelled at the Effective Time for no consideration) or (ii) the Dissenting Shares, will be cancelled and converted automatically into the right to receive $19.50 in cash, without interest (the “Ordinary Share Consideration”).
Treatment of Series A Preferred Shares
The Series A Preferred Shareholder Approval was obtained on January 21, 2025.
Each Series A Preferred Share issued and outstanding immediately prior to the Effective Time (together with the Ordinary Shares, the “Shares”), will be canceled and will be converted automatically into the right to receive a cash price per Series A Preferred Share equal to (a) the product of (x) 110.0% and (y) the sum of (i) $1,000 per share and (ii) any accrued dividends per Series A Preferred Share, plus (b) without duplication, any accrued and unpaid dividends to, but excluding, the Closing Date (the “Series A Preferred Share Consideration” and together with the Ordinary Share Consideration, the “Merger Consideration”). From and after the Effective Time, holders of the Series A Preferred Shares outstanding immediately prior to the Effective Time will cease to have any rights with respect to such Series A Preferred Shares, except the right to receive the Series A Preferred Share Consideration in accordance with the treatment of Series A

Preferred Shares of the Merger Agreement. The Series A Preferred Share Consideration is payable in accordance with the exchange procedures provisions of the Merger Agreement.
Treatment of Equity Awards
The Merger Agreement provides that, at the Effective Time, each outstanding and unexercised option to purchase Shares, (each, a “Despegar Stock Option”) granted under the Decolar.com, Inc. 2015 Stock Plan and the Despegar.com, Corp. Amended and Restated 2016 Stock Incentive Plan, in each case, as amended from time to time, whether vested or unvested, with an exercise price per share that is less than the Ordinary Share Consideration will be canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the amount by which the Ordinary Share Consideration exceeds the applicable exercise price per share of such Despegar Stock Option and (ii) the aggregate number of shares remaining issuable upon exercise of such Despegar Stock Option, less applicable taxes and authorized deductions. Parent will cause the Surviving Company to make such payments through the Surviving Company’s payroll system, as promptly as practicable following the Effective Time (and in no event later than the Surviving Company’s next ordinarily scheduled payroll run that occurs at least four (4) business days following the Effective Time).
At the Effective Time, each Despegar Stock Option, whether vested or unvested, that has an exercise price per Share that is equal to or greater than the Ordinary Share Consideration will be cancelled without the payment of consideration.
At the Effective Time, each outstanding restricted stock unit award, whether settled in shares or in cash (each, a “Despegar RSU”) that is vested as of immediately prior to the Effective Time (each, a “Vested Despegar RSU”) will be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the Ordinary Share Consideration and (ii) the aggregate number of Shares subject to such Vested Despegar RSU, less applicable taxes and authorized deductions. Parent will cause the Surviving Company to make such payments through the Surviving Company’s payroll system, as promptly as practicable following the Effective Time (and in no event later than the Surviving Company’s next ordinarily scheduled payroll run that occurs at least four (4) business days following the Effective Time).
At the Effective Time, each outstanding Despegar RSU that is not a Vested Despegar RSU or a Continued RSU (as defined below) (each, an “Other RSU”) will be cancelled and converted into a contingent right to receive from the Surviving Company or any of its affiliates an aggregate amount (without interest) in cash (a “Restricted Cash Award”) equal to the product of (i) the Ordinary Share Consideration and (ii) the aggregate number of Shares subject to such Other RSU, less applicable taxes and authorized deductions. Each such Restricted Cash Award assumed and converted will remain subject to the same vesting terms and conditions and settlement schedule as applied to the corresponding Other RSU immediately prior to the Effective Time.
At the Effective Time, each outstanding Despegar RSU that was granted on or following the date of the Merger Agreement (each, a “Continued RSU”) will remain outstanding as a restricted stock unit in respect of ordinary shares of the Surviving Company (each, a “Surviving Company RSU”), subject to any necessary adjustment to prevent dilution or enlargement of the rights of the holder, and on substantially the same terms and conditions (including vesting) as in effect immediately prior to the Effective Time (including any “double-trigger” vesting provisions applicable to the Continued RSUs pursuant to their terms as in effect as of the Effective Time), provided that upon vesting and settlement, the Surviving Company RSUs may be settled at the written election of the holder in either (i) cash or (ii) publicly traded equity securities, in each case less applicable taxes and authorized deductions. The fair market value of the Surviving Company RSUs at the time of settlement will be determined by the independent appraiser that values all the investment companies of Parent and its affiliates in accordance with their normal valuation procedures.
Prior to the Effective Time, the Board of Directors (and/or the Compensation Committee of the Board of Directors) will adopt such resolutions as are necessary to give effect to the treatment of Despegar equity awards described above.
Exchange and Payment Procedures
The Merger Agreement provides that, prior to the Effective Time, Parent will appoint a bank or trust company approved (such approval not to be unreasonably withheld, conditioned or delayed) in advance by

Despegar (the “Paying Agent”), and enter into a paying agent agreement, in form and substance reasonably acceptable to Despegar (the “Paying Agent Agreement”), with such Paying Agent for the purpose of paying to holders of (i) Shares represented by both book-entry and certificates (“Certificated Shares” with such certificates representing Shares being referred to as “Share Certificates”) and (ii) Shares represented exclusively by book-entry (“Book-Entry Shares”) the Merger Consideration in accordance with the Merger Agreement. At or prior to the Effective Time, Parent will deposit, or cause Merger Sub to deposit, with the Paying Agent, for the benefit of the holders of Shares (other than Excluded Shares), cash in an amount sufficient to pay the aggregate Merger Consideration required to be paid pursuant to the Merger Agreement (such cash being hereinafter referred to as the “Payment Fund”). The Payment Fund will not be used for any other purpose. The Payment Fund will be invested by the Paying Agent as directed by Parent; provided that such investments will be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, and that such investments will only be invested in the manner provided in the Paying Agent Agreement. In the event the amount of the Payment Fund is insufficient to pay the aggregate Merger Consideration required to be paid pursuant to the Merger Agreement with respect to the Shares, Parent will deposit, or cause to be deposited, with the Paying Agent such additional funds to ensure that the Payment Fund, at all times, is maintained at a level sufficient to make such payments. Any net profit resulting from, or interest or income produced by, such investments will be the property of, and payable to, the Surviving Company.
As promptly as practicable after the Effective Time (and in any event, within two (2) business days thereafter), Parent will cause the Paying Agent to mail to each holder of record of Certificated Shares, the underlying Shares of which were converted into the right to receive the Merger Consideration at the Effective Time pursuant to the Merger Agreement: (i) a letter of transmittal, which will specify that delivery of the Share Certificates representing such Shares will be effected, and risk of loss and title to the Share Certificates will pass, only upon delivery of such Share Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent, and will otherwise be in customary form and have such other provisions as Parent or the Paying Agent may reasonably specify; and (ii) instructions for effecting the surrender of the Share Certificates in exchange for payment of the Merger Consideration. Upon surrender of Share Certificates (or effective affidavits of loss in lieu thereof) for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, and upon delivery of a letter of transmittal, duly executed and in proper form, with respect to such Share Certificates, the holder of such Share Certificates will be entitled to receive, and Parent will instruct the Paying Agent to pay and deliver to such holder, in accordance with the letter of transmittal and instructions, the Merger Consideration for each Share formerly represented by such Share Certificates (subject to any withholding taxes required by applicable law). Any Share Certificates so surrendered will then be cancelled. The Merger Consideration paid upon the surrender of Share Certificates will be deemed to have been paid in full satisfaction of all rights pertaining to Shares formerly represented by such Share Certificates. If payment of the Merger Consideration is to be made to a person other than the person in whose name any surrendered Share Certificate is registered, it will be a condition precedent of payment that the person requesting such payment will have paid any transfer or other taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Shares that the Share Certificate so surrendered represented or will have established to the satisfaction of the Paying Agent that such taxes either have been paid or are not payable. Any holder of Book-Entry Shares will not be required to deliver a Share Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to the Merger Agreement. Instead, each registered holder of one or more Book-Entry Shares will automatically upon the Effective Time be entitled to receive, and Parent will cause the Paying Agent to pay and deliver as soon as reasonably practicable after the Effective Time (and in any event, within one (1) business day thereafter), the Merger Consideration payable for each such Book-Entry Share. Payment of the Merger Consideration with respect to Book-Entry Shares will only be made to the person in whose name such Book-Entry Shares are registered. Until exchanged as contemplated hereby, each Certificated Share or Book-Entry Share will be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by the Merger Agreement. No interest will be paid or will accrue on any cash payable to holders of Certificated Shares or Book-Entry Shares pursuant to the Merger Agreement.
Representations and Warranties
The Merger Agreement contains representations and warranties of Despegar, Parent and Merger Sub.

Some of the representations and warranties in the Merger Agreement made by Despegar are qualified as to “materiality” or “Despegar Material Adverse Effect.” For purposes of the Merger Agreement, “Despegar Material Adverse Effect” means any event, circumstance, change, condition, occurrence or effect (an “Effect”) that, individually or in the aggregate with any other Effect, has had, or would reasonably be expected to have (a) a material adverse effect on the assets, business, condition (financial or otherwise) or results of operations of Despegar and Despegar’s subsidiaries (collectively, the “Despegar Group”), taken as a whole, or (b) a material adverse effect on the ability of Despegar to consummate the Transactions on or prior to the Outside Date. However, in the case of the foregoing clause (a), in no event will any Effect resulting from or relating to any of the following, alone or in combination, be deemed to constitute a Despegar Material Adverse Effect, and no Effect resulting from any of the following will be taken into account in determining whether there has been, a Despegar Material Adverse Effect:
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(i) general economic, political, regulatory, business, banking, financial, credit or capital market conditions, or any changes therein, including interest or exchange rates, or fluctuations in the value of any currency;

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(ii) changes generally affecting the industry (including seasonal fluctuations) in which Despegar or any of its subsidiaries operates;

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(iii) any change in accounting requirements or principles required by GAAP (or the interpretation thereof) or required by any change in applicable laws (or the interpretation thereof) after the Signing Date;

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(iv) any disease outbreak, epidemic or pandemic (including the SARS CoV-2 or COVID-19 virus) and any evolutions or mutations thereof or quarantine restrictions, natural disasters or other force majeure events or the worsening of any of the foregoing, the commencement, continuation, worsening or escalation of acts of armed hostility, terrorism or war;

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(v) changes proximately caused by the announcement of the execution of the Merger Agreement or the pendency of the Transactions, the identity of, or any facts or circumstances relating to, Parent, Merger Sub or their respective affiliates, any shareholder action (direct or derivative) in respect of the Merger Agreement or any of the Transactions, and any loss of or adverse change in any relationship, contractual or otherwise, with any governmental authority, supplier, vendor, service provider, partner, licensor, licensee or any other party having business dealings with Despegar or any Despegar subsidiary, or departure of any employees or officers of Despegar or any Despegar subsidiary, in each case as a result thereof or in connection therewith (subject to certain exceptions set forth in the Merger Agreement);

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(vi) compliance with the express terms of, or the taking of any action expressly required by, the Merger Agreement (excluding Despegar operating in the ordinary course of business) or the taking of any action requested or consented to in writing by Parent prior to the taking of such action;

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(vii) any matter described in Despegar’s disclosure schedule to the Merger Agreement;

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(viii) any change or volatility in the trading price or trading volume of Ordinary Shares or any suspension of trading, or any changes in the ratings or the ratings outlook for Despegar by any applicable rating agency or changes in any analyst’s recommendations or ratings with respect to Despegar (provided that the underlying cause thereof, unless otherwise provided in the definition of “Despegar Material Adverse Effect,” may be considered in determining whether there is a Despegar Material Adverse Effect);

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(ix) any failure to meet internal or published projections, forecasts, estimates, expectations or predictions in respect of any financial or operating metrics for any period or a decline in the price or trading volume of the Ordinary Shares, except that, other than as otherwise provided in the definition of Despegar Material Adverse Effect, the underlying causes of such failure or decline may be considered in determining whether there is a Despegar Material Adverse Effect; or

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(x) the availability, or any increase in the cost, of the equity, debt or other financing necessary for Parent or Merger Sub to consummate the Transactions.

However, if the exceptions set forth in the foregoing clauses (i), (ii), (iii), or (iv) have a disproportionate impact on the Despegar Group, taken as a whole, compared to other companies that operate in the industries in which the Despegar Group operates, then such disproportionate impact may be taken into account in determining whether a Despegar Material Adverse Effect has occurred solely to the extent of such disproportionate impact.
In the Merger Agreement, Despegar has made customary representations and warranties to Parent and Merger Sub that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement and Despegar’s disclosure schedule thereto. These representations and warranties relate to, among other things:
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the due organization, valid existence, good standing, and authority and qualification to conduct business (as to each member of the Despegar Group);

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the memorandum and articles of association, certificate of incorporation and bylaws or equivalent organizational documents of each member of the Despegar Group;

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the ownership and capital structure of the Despegar Group, and the absence of any outstanding obligations under any contract or otherwise of any member of the Despegar Group: (i) to repurchase, redeem, or otherwise acquire any equity interests in any member of the Despegar Group or any other person, (ii) granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any equity interests in any member of the Despegar Group or any other person, or (iii) to provide funds to make of any investment (in the form of a loan, capital contribution or otherwise) in any member of the Despegar Group or any other person;

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Despegar’s corporate power and authority to execute, deliver and perform its obligations under the Merger Agreement and the enforceability of the Merger Agreement against Despegar;

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the absence of, resulting from the execution and delivery of the Merger Agreement and the consummation of the Transactions to be consummated by Despegar: (i) conflicts with the organizational documents of any member of the Despegar Group, (ii) breaches of certain contracts and agreements, (iii) liens upon the Despegar Group’s properties or assets, and (iv) violations of applicable law;

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required consents, regulatory filings and approvals in connection with the execution and delivery of the Merger Agreement and the consummation of the Transactions to be consummated by Despegar;

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possession of all permits necessary to enable the Despegar Group to conduct its business;

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compliance with applicable laws;

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(i) the preparation of Despegar’s financial statements, including Despegar’s maintenance of internal controls with respect to financial reporting and (ii) the preparation, compliance, accuracy and timely filing of or furnishing to the SEC of all Despegar SEC filings, including disclosure controls and procedures, and the absence of undisclosed liabilities;

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since December 31, 2023 through the Signing Date: (i) the absence of any Despegar Material Adverse Effect; (ii) Despegar’s operation in the ordinary course of business consistent with past practice in all material respects (except in connection with the Transactions); and (iii) no member of the Despegar Group having taken certain actions that, if taken after the Signing Date, would breach certain provisions of the Merger Agreement;

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the absence of litigation;

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employee benefit plans;

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labor and employment matters;

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real property and title to assets;

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tax matters;

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the existence and enforceability of, and absence of material breach, material violation, or default under, and certain additional matters with respect to, specified categories of Despegar’s material contracts;

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insurance matters;

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environmental matters;

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intellectual property matters;

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data privacy and cybersecurity matters;

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the absence of any transaction, contracts, arrangements, commitments or understandings between Despegar or any of its subsidiaries, on the one hand, and any of Despegar’s affiliates, on the other hand, that would be required to be disclosed by Despegar under Item 404 of Regulation S-K under the Securities Act (each, an “Affiliate Transaction”);

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the approval of the Merger Agreement and the Merger by the Transaction Committee, the Board of Directors, the Board of Directors’ recommendation that the shareholders adopt the Merger Agreement, and the vote required by the shareholders to approve the Merger Agreement and consummate the Transactions;

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the receipt by the Transaction Committee of the opinion of Transaction Committee’s financial advisor;

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payment of fees and expenses to any investment banker, broker or finder (other than Transaction Committee’s financial advisor) in connection with the Merger Agreement;

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the applicability of any applicable takeover or anti-takeover laws; and

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anti-corruption laws, sanctions and similar rules and regulations.

In the Merger Agreement, Parent and Merger Sub have made customary representations and warranties to Despegar that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things:
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Parent’s and Merger Sub’s due organization, valid existence, good standing, and authority and qualification to conduct business;

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Parent’s and Merger Sub’s corporate power and authority to execute and deliver their obligations under the Merger Agreement, and the enforceability of the Merger Agreement against Parent and Merger Sub;

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the absence of, resulting from the execution and delivery of the Merger Agreement and the consummation of the Transactions to be consummated by Parent and Merger Sub: (i) conflicts with Parent’s and Merger Sub’s organizational documents, (ii) breaches of certain contracts and agreements, (iii) liens upon Parent’s and Merger Sub’s properties or assets, and (iv) violations of applicable law;

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required consents, regulatory filings and approvals in connection with the execution and delivery of the Merger Agreement and the consummation of the Transactions contemplated by the Merger Agreement;

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no interested shareholders;

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the absence of litigation;

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operations of Merger Sub;

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sufficiency of funds;

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arrangements between Parent, Merger Sub or any affiliate of Parent on the one hand, and any member of the Board of Directors or officers or employees of Despegar or its subsidiaries, on the other hand; and

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payment of fees to any investment banker, broker or finder in connection with the Merger Agreement.

Conduct of Business Pending the Merger
The Merger Agreement provides that, between the Signing Date and the earlier of the Effective Time and the termination of the Merger Agreement in accordance with its terms (the “Pre-Closing Period”),

except (i) as required by applicable law or with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), or (ii) as expressly contemplated by any other provision of the Merger Agreement or as set forth in Despegar’s disclosure schedule thereto, Despegar will, and will cause its subsidiaries to, use commercially reasonable efforts to (A) conduct the businesses of the Despegar Group in the ordinary course of business consistent with past practice, and (B) (1) preserve substantially intact the business organization, material assets, and material properties of the Despegar Group, (2) keep available the services of Despegar’s key employees on commercially reasonable terms and (3) maintain in effect all licenses, permits, approvals, accreditations, certificates, easements, concessions, franchises, variances, exemptions, consents, registrations, clearances, billing or provider numbers, waivers, orders, operating certificates of any governmental authority necessary for the conduct of the business of the Despegar Group as conducted on the Signing Date.
Except as expressly contemplated by any other provision of the Merger Agreement, as set forth in Despegar’s disclosure schedule thereto or as required by applicable law, neither Despegar nor any Despegar subsidiary will, during the Pre-Closing Period, do any of the following without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed):
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(i) amend or otherwise change its certificate of incorporation, bylaws or other similar organizational documents (including the Despegar Governing Documents);

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(ii) issue, grant, sell, dispose of, encumber or authorize such issuance, sale, disposition or encumbrance of, any equity interests of Despegar or any Despegar subsidiary (except for the issuance or withholding of Ordinary Shares issuable pursuant to the Despegar equity awards);

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(iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its equity interests, except for dividends or other distributions by any direct or indirect wholly-owned Despegar subsidiary to Despegar or any other direct or indirect wholly-owned Despegar subsidiary;

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(iv) reclassify, combine, split, divide, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any equity interests of Despegar or any Despegar subsidiary (other than in connection with the exercise, settlement or vesting of any Despegar equity awards or any redemption of the Series A Preferred Shares as required by the Despegar Governing Documents;

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(v) sell, transfer, lease, sublease, license, mortgage, pledge, encumber, allow to lapse, assign, abandon, disclaim, dedicate to the public, incur any lien on (other than a permitted lien under the Merger Agreement) or otherwise dispose of, or authorize any of the foregoing with respect to, any of its material properties, assets, licenses, operations, rights, businesses or interests therein (but not including any Despegar intellectual property, which is the subject of clause (xiv) below) except (A) pursuant to contracts in force on the Signing Date and made available to Parent, (B) such dispositions of assets no longer used in the ordinary course of business of Despegar’s or the applicable Despegar subsidiary’s business as conducted as of the Signing Date, (C) such dispositions among Despegar and its subsidiaries, or (D) services or products to customers in the ordinary course of business consistent with past practice;

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(vi) acquire (including by amalgamation, merger, consolidation, or acquisition of equity interests or assets or any other business combination), (A) any company, corporation, partnership or other business organization (or any division thereof) or (B) any real property;

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(vii) (A) repurchase, prepay or incur any indebtedness for borrowed money or issue any debt securities, or issue or sell options, warrants, calls or other rights to acquire any of its debt securities, (B) make any loans, advances or capital contributions to, or investments in, any other person (other than a Despegar subsidiary), or (C) assume, guarantee, endorse or otherwise become liable or responsible for the indebtedness or other obligations of another person (other than a guaranty by Despegar on behalf of any Despegar subsidiary), in each case, except pursuant to borrowings under existing lines of credit, letters of credit or similar arrangements as of the Signing Date;

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(viii) enter into, materially amend, or voluntarily terminate any material contract or any other contract that would be deemed a material contract if it had been entered into prior to the Signing Date, other than, (A) in the ordinary course of business (except for the entry into any arrangement that constitutes a material contract under Section 3.16(a)(v) (contracts with restrictive provisions) and Section 3.16(a)(vi) (contracts with exclusivity provisions) of the Merger Agreement, (B) amendments or terminations as a result of a breach or default of the counterparty, or (C) the termination or the expiration of such contract in accordance with its terms;
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(ix) except to the extent required by applicable law, or as otherwise required pursuant to the terms of any Despegar benefit plan or contract in effect as of the Signing Date or entered into, amended or modified after the Signing Date in a manner not in contravention with this provision, (A) increase the compensation payable or to become payable or the benefits provided to current or former employee or non-employee service providers except for ordinary course of business increases in annual base salary or wages and target annual bonus opportunities and commission rates for non-officer employees that are consistent with past practice as a result of annual cost of living adjustments or in connection with promotions and, in each case, that do not exceed the percentage set forth in Despegar’s disclosure schedule to the Merger Agreement for all employees in the aggregate), (B) establish, adopt, enter into, terminate or amend any Despegar benefit plan, or establish, adopt or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a Despegar benefit plan if it were in existence as of the Signing Date, for the benefit of any current or former employee or non-employee service provider, other than in the ordinary course of business consistent with past practice and in a manner that would not result in a material increased liability to Despegar, (C) grant any retention, severance, termination pay, deferred compensation, change in control, transaction bonus or other incentive compensation (or enter into or amend any plan, agreement, program, policy or other arrangement providing for the foregoing), (D) grant any equity or equity-based awards to, or discretionarily accelerate the vesting or payment of any equity or equity-based awards held by, any current or former employee or non-employee service provider, (E) hire or terminate the employment or engagement of, or provide a notice of termination to, any employee or non-employee service provider that has a title of Vice President or above (other than terminations of employment for cause), or (F) establish, adopt, enter into or amend any collective bargaining agreement or similar labor agreement;

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(x) (A) settle any litigation, suit, claim, action, proceeding or investigation, other than (1) settlements for monetary damages (net of insurance proceeds) involving not more than $1,000,000 in the aggregate and that do not (x) require any material actions or impose any material restrictions or material future payment obligations on the business or operations of the Despegar Group, or after the Effective Time, Parent or its subsidiaries or (y) include the admission of wrongdoing by any member of the Despegar Group and (2) certain shareholder litigation arising out of or relating to the Merger Agreement or the Transactions or (B) settle any investigation or inquiry by any governmental authority, including by entering into any consent decree or other similar agreement;

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(xi) (A) change Despegar’s financial accounting policies or procedures in effect as of December 31, 2023, other than as required by applicable law or GAAP or (B) write up, write down or write off the book value of any of Despegar’s material assets, other than (1) in the ordinary course of business consistent with past practice or (2) as may be required by applicable law or GAAP, as approved by Despegar’s independent public accountants;

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(xii) adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Despegar;

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(xiii) (A) materially change or adopt (or file a request to change or adopt) any method of tax accounting or any annual tax accounting period, (B) make, change or rescind any material tax election, (C) file any material tax return relating to Despegar or any of the Despegar subsidiaries that has been prepared in a manner that is inconsistent with past practice, as applicable, (D) settle or compromise any material claim, investigation, audit or controversy relating to taxes, (E) surrender any right to claim a material tax refund, (F) file any material amended tax return, (G) enter into any closing agreement with respect to any material amount of tax, (H) fail to pay any material tax that is due and payable (other than any tax that is being contested in good faith through appropriate proceedings) and for which adequate reserves have been set aside in according with GAAP or (I) waive or extend the statute of limitations with respect to any tax return other than pursuant to extensions of time to file tax returns obtained in the ordinary course of business consistent with past practice;

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(xiv) abandon, disclaim, dedicate to the public, allow to lapse, sell, assign, transfer, license, sublicense, dispose of, or incur any lien (other than permitted liens under the Merger Agreement) on, or otherwise fail to take any action necessary to maintain, protect any material intellectual property owned or purported to be owned by Despegar or a Despegar subsidiary and the validity and enforceability thereof, other than non-exclusive licenses to suppliers, distributors, manufacturers or customers, in each case, granted in the ordinary course of business;

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(xv) enter into, amend, waive or terminate (other than expirations or terminations in accordance with their terms) any Affiliate Transaction;

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(xvi) amend or modify any privacy policy of Despegar or any Despegar subsidiary except as required by law or to the extent such amendments or modifications are already reflected in the corresponding privacy policy of Parent or its affiliates for the applicable jurisdictions;

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(xvii) authorize, or enter into any new line of business outside the existing businesses of Despegar and its subsidiaries as of the Signing Date;

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(xviii) authorize, or enter into any commitment for, any capital expenditures (including, for the avoidance of doubt, purchases of fixed assets and capitalization of website and software development costs) that would result in the aggregate amount of such capital expenditure authorizations, commitments and spend at any point in time from and after the Signing Date to exceed, by more than 10%, in the aggregate, the budgeted amount therefor set forth in the capital expenditure budget made available to Parent prior to the Signing Date; or

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(xviii) agree, resolve, announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

Without limiting the foregoing, nothing contained in the Merger Agreement will give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of Despegar prior to the Closing. Prior to the Closing, Despegar will exercise, consistent with and subject to the terms and conditions of the Merger Agreement, control and supervision over such matters.
The “No Shop” Period - No Solicitation of Other Offers
For purposes of this proxy statement and the Merger Agreement, subject to certain exceptions contained in the Merger Agreement:
“Acquisition Proposal” means any proposal or offer from any person or group (other than Parent or any of its subsidiaries) relating to, in a single transaction or series of related transactions:
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(A) any direct or indirect acquisition of (1) more than twenty percent (20%) of the assets (whether based on the fair market value, revenue generation or net income) of the Despegar Group, taken as a whole, including in any such case through the acquisition of one or more Despegar subsidiaries owning such assets, or (2) more than twenty percent (20%) of the outstanding Shares (or any equity interests convertible into, or exchangeable for, such Shares);

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(B) any tender offer or exchange offer, as defined pursuant to the Exchange Act, that if consummated would result, directly or indirectly, in any person or group beneficially owning twenty percent (20%) or more of the outstanding Shares; or

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(C) any merger, consolidation, business combination, share exchange, recapitalization, liquidation, dissolution or other similar transaction involving Despegar which would result in any person or group (or the shareholders of any person or group) beneficially owning, directly or indirectly, more than twenty percent (20%) of the outstanding Shares or twenty percent (20%) of the voting power of the surviving entity in a merger involving Despegar or the resulting direct or indirect parent of Despegar or such surviving entity (or any securities convertible into, or exchangeable for, securities representing such voting power).

Whenever the term “group” is used in the Merger Agreement and in this proxy statement summary of the Merger Agreement, it will have the definition set forth in Rule 13d-3 of the Exchange Act.

“Intervening Event” means any material event, circumstance, change, effect, development or condition first occurring or arising after the Signing Date that was not known or reasonably foreseeable by the Board of Directors as of the Signing Date (or if known, the magnitude or material consequences of which were not known or reasonably foreseeable by the Board of Directors as of the Signing Date); provided that in no event will any Effect result from or relating to any of the following give rise to or contribute to an Intervening Event: (A) any Acquisition Proposal or any inquiry, proposal, or offer that would be reasonably expected to lead to an Acquisition Proposal; (B) the public announcement, execution, delivery or performance of the Merger Agreement, the identity of Parent or the pendency or consummation of the Transactions; (C) any change in the price or trading volume of the Shares or any other securities of Despegar; or (D) the fact that Despegar meets or exceeds internal or published projections, forecasts, estimates, expectations or predictions in respect of any financial or operating metrics for any period (provided that, in each case, the underlying causes thereof may constitute or be taken into account in determining whether there has been an Intervening Event).
“Superior Proposal” means any bona fide written Acquisition Proposal (that is not made as a result of a material breach of Despegar’s non-solicitation obligations in the Merger Agreement) made by any person or group (other than Parent or any of its subsidiaries) after the Signing Date that (A) would result in such person or group (or in the case of a direct merger between such person and Despegar, the shareholders of such person) acquiring, directly or indirectly, more than fifty percent (50%) of the outstanding Shares or all or substantially all of the assets of the Despegar Group, taken as a whole, (B) is on terms that the Board of Directors determines in good faith (after consultation with its outside legal counsel and outside financial advisor and after taking into account all the terms and conditions of the Acquisition Proposal) are more favorable to the shareholders from a financial point of view than the Merger and the Transactions (taking into account any bona fide proposed amendment or modification proposed by Parent pursuant to the Merger Agreement) and (C) the Board of Directors determines (after consultation with its outside legal counsel and outside financial advisor) is reasonably likely to be consummated in accordance with its terms, taking into account all financial, regulatory, legal and other aspects (including certainty of closing, certainty of financing and the identity of the person making the Acquisition Proposal) of such proposal.
Subject to certain exceptions contained in the Merger Agreement, Despegar will and will cause the Despegar subsidiaries to, and will instruct representatives of Despegar to (i) immediately cease and cause to be terminated any solicitation, discussions or negotiations with any person that may be ongoing with respect to an Acquisition Proposal, or any inquiry, expression of interest, proposal, discussion, negotiations or offer that would reasonably be expected to lead to an Acquisition Proposal, (ii) within two (2) business days after the Signing Date, request the prompt return or destruction of all confidential information of Despegar previously furnished to any such person who executed a confidentiality agreement with Despegar since January 1, 2024, in connection with its consideration of an Acquisition Proposal, and (iii) immediately terminate all access to any physical and electronic data room containing confidential information of Despegar granted to any such person, its affiliates or representatives in connection with its consideration of an Acquisition Proposal.
Subject to certain exceptions contained in the Merger Agreement, during the Pre-Closing Period, Despegar agrees that it will not and will cause each Despegar subsidiary and any of the officers, directors or employees of it or each Despegar subsidiary not to, and will instruct the other representatives of Despegar not to, directly or indirectly,
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(i) solicit, initiate, knowingly facilitate or knowingly encourage any inquiries, proposals or offers that would be reasonably expected to lead to, an Acquisition Proposal;

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(ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any non-public information in connection with, any inquiries, proposals or offers that constitute, or would be reasonably expected to lead to, an Acquisition Proposal except to notify such person of the existence of applicable restrictions contained in the Merger Agreement and to clarify the terms of any such Acquisition Proposal; or

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(iii) execute or enter into any Acquisition Agreement,

provided that, Despegar may grant a waiver, amendment or release under any confidentiality or standstill agreement existing as of the Signing Date, solely to the extent necessary to allow a confidential

Acquisition Proposal to be made to Despegar or the Board of Directors (or any committee thereof) so long as (A) the Board of Directors has determined in good faith (after consultation with its outside legal counsel) that the failure to grant such waiver, amendment or release would reasonably be expected to be inconsistent with its fiduciary duties under applicable law and (B) Despegar promptly (and in any event within one (1) business day) following the determination of the Board of Directors as required by subclause (A) above notifies Parent of any such waiver, amendment or release; provided, however, that, nothing contained in the non-solicitation provisions of the Merger Agreement will, prior to the receipt of the Ordinary Shareholder Approval, prevent Despegar or the Board of Directors (or any committee thereof), whether directly or indirectly through any representatives, from furnishing information to, or engaging in negotiations or discussions with, any person that has made a bona fide written Acquisition Proposal after the Signing Date, which Acquisition Proposal did not result from a material breach of the non-solicitation provisions of the Merger Agreement, if, and only if, prior to taking such action (except that Despegar or its representatives may notify any person of the existence of the applicable non-solicitation provisions of the Merger Agreement and may clarify the terms of any such Acquisition Proposal), (1) the Board of Directors (x) determines in good faith (after consultation with its outside legal counsel and outside financial advisor) that such Acquisition Proposal is, or would reasonably be likely to lead to, a Superior Proposal and (y) determines in good faith (after consultation with its outside legal counsel) that its failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, (2) Despegar provides written notice to Parent of the determination referenced in subclause (1) above promptly (and in any event within twenty-four (24) hours of such determination), and (3) Despegar receives or has received from such person an executed acceptable confidentiality agreement. Despegar will deliver to Parent a copy of any executed acceptable confidentiality agreement promptly (and in any event within twenty-four (24) hours) following its execution. Despegar will provide any non-public information concerning Despegar or any of the Despegar subsidiaries provided by Despegar or any Despegar subsidiary to any person entering into an acceptable confidentiality agreement pursuant to the applicable non-solicitation provisions of the Merger Agreement that has not been previously provided to Parent prior to or substantially concurrently with the time it is provided to such person.
Despegar will promptly (and in any event within two (2) calendar days after delivery to Despegar) (i) provide Parent written notice of (A) the receipt of any Acquisition Proposal (including any material modification thereto) or (B) any inquiries, proposals or offers received by, or any discussions or negotiations sought to be initiated or continued with, Despegar, any Despegar subsidiary or any representatives of Despegar concerning an Acquisition Proposal and (ii) disclose to Parent the identity of such person making, and an unredacted copy of, any such Acquisition Proposal or any such inquiry, offer, proposal or request made in writing (or, if made orally, a reasonably detailed description of the material terms of such Acquisition Proposal, inquiry, offer, proposal or request). Despegar will, promptly upon receipt or delivery thereof (and in any event within two (2) calendar days), provide Parent (and its outside counsel) with copies of all drafts and final versions of definitive agreements including schedules and exhibits thereto relating to such Acquisition Proposal, in each case exchanged between Despegar or any of its representatives, on the one hand, and the person making such Acquisition Proposal or any of its representatives, on the other hand. Despegar will keep Parent reasonably informed on a reasonably prompt basis (and in any event within twenty-four (24) hours of any material development) of the status and details (including with respect to any change in price, any change in the amount or form of consideration, or any other material amendments) of any such Acquisition Proposal or other inquiry, offer, proposal or request concerning an Acquisition Proposal. Despegar will promptly, and in any event within one (1) calendar day, following a determination by the Board of Directors (or any committee thereof) that an Acquisition Proposal is a Superior Proposal, notify Parent of such determination.
The Board of Directors’ Recommendation; Despegar Adverse Recommendation Change
As described above, and subject to the provisions described below, the Board of Directors has made the recommendation that the shareholders vote “FOR” the proposal to adopt the Merger Agreement. The Merger Agreement provides that the Board of Directors will not effect an Adverse Recommendation Change (as defined below) except as described below.
Except as expressly set forth in the applicable non-solicitation provisions of the Merger Agreement, during the Pre-Closing Period, neither Despegar nor the Board of Directors (or any committee thereof), as applicable, will, and neither will publicly propose to take any of the following actions (any such action, other than those set forth in clause (iii) below, an “Adverse Recommendation Change”):
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(i) withhold, withdraw or qualify (or modify in a manner adverse to Parent or Merger Sub) the recommendation of the Board of Directors;

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(ii) approve, recommend or otherwise declare advisable any Acquisition Proposal;

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(iii) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option or other similar agreement (other than an acceptable confidentiality agreement entered into in accordance with the terms of the Merger Agreement) regarding, or that is intended to result in, or could reasonably be expected to lead to, any Acquisition Proposal (an “Acquisition Agreement”);

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(iv) submit any Acquisition Proposal or any matter related thereto to the vote of Despegar’s shareholders;

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(v) if an Acquisition Proposal thereto has been publicly disclosed (other than by the commencement of a tender offer or exchange offer), refuse to affirm publicly the recommendation of the Board of Directors following any reasonable written request by Parent to provide such reaffirmation within five (5) business days after Parent’s written request therefor (provided that Despegar will not be required to make more than one (1) such reaffirmation with respect to any Acquisition Proposal and one (1) additional affirmation with respect to any change to the financial or other material terms of such proposal that was previously the subject of a reaffirmation);

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(vi) refrain from recommending against any Acquisition Proposal that is a tender offer or exchange offer within ten (10) business days after the commencement thereof;

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(vii) fail to include the recommendation of the Board of Directors in this shareholder circular when disseminated to Despegar’s shareholders; or

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(viii) authorize, commit, resolve or agree to take any such actions,

provided that neither (A) a determination by Despegar in accordance with the non-solicitation provisions in the Merger Agreement that an Acquisition Proposal constitutes or would be reasonably likely to lead to a Superior Proposal nor (B) the delivery by Despegar of the notice to Parent with respect to an Acquisition Proposal required by the non-solicitation provisions of the Merger Agreement will in and of itself constitute an Adverse Recommendation Change.
Notwithstanding anything in the Merger Agreement to the contrary, prior to the receipt of the Ordinary Shareholder Approval, the Board of Directors (i) may effect an Adverse Recommendation Change or cause Despegar to terminate the Merger Agreement (by written notice to Parent of such termination) in order to enter into, or cause a Despegar subsidiary to enter into, an Acquisition Proposal (subject to payment of the Despegar Termination Fee in accordance with the Merger Agreement), if Despegar receives a written Acquisition Proposal that did not result from a material breach of the non-solicitation provisions of the Merger Agreement, that the Board of Directors determines in good faith (after consultation with its outside legal counsel and outside financial advisor) is a Superior Proposal and determines in good faith (after consultation with its outside legal counsel) that its failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties under applicable law or (ii) may effect an Adverse Recommendation Change if an Intervening Event occurs and as a result thereof the Board of Directors determines in good faith (after consultation with its outside legal counsel) that the failure to effect an Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under applicable law; provided that:
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prior to effecting such an Adverse Recommendation Change with respect to a Superior Proposal or terminating the Merger Agreement in connection with a Superior Proposal, (A) Despegar has notified Parent in writing that it intends to effect an Adverse Recommendation Change (which notice will not constitute an Adverse Recommendation Change) or terminate the Merger Agreement pursuant to its terms, (B) Despegar has provided Parent a summary of the material terms and conditions of such Acquisition Proposal, which will include (at a minimum) all the information that is specified in the applicable provisions in the Merger Agreement, (C) if requested to do so by Parent, for a period of four

(4) business days following delivery of such notice, Despegar will have discussed and negotiated in good faith, and will have made the representatives of Despegar reasonably available to discuss and negotiate in good faith, with Parent and its representatives, any bona fide proposed modifications to the terms and conditions of the Merger Agreement and (D) no earlier than the end of such four (4) business day period, the Board of Directors (after consultation with its outside legal counsel and outside financial advisor), will have determined in good faith, after considering the terms of any proposed amendment or modification to the Merger Agreement proposed by Parent during such four (4) business day period, that such Superior Proposal still constitutes a Superior Proposal and that the failure to make an Adverse Recommendation Change or terminate the Merger Agreement in connection therewith would be reasonably likely to be inconsistent with its fiduciary duties under applicable law (it being understood and agreed that any change to the financial or other material terms of a proposal that was previously the subject of a notice under the Merger Agreement will require a new notice to Parent as provided above, but with respect to any such subsequent notices references herein to a “four (4) business day period” will be deemed to be references to a “two (2) business day period”); and
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prior to effecting such an Adverse Recommendation Change with respect to an Intervening Event, (A) Despegar has notified Parent in writing that it intends to effect such an Adverse Recommendation Change, describing in reasonable detail the reasons for such Adverse Recommendation Change, (B) if requested to do so by Parent, for a period of four (4) business days following delivery of such notice, Despegar will have discussed and negotiated in good faith, and will have made the representatives of Despegar reasonably available to discuss and negotiate in good faith, with Parent and its representatives any bona fide proposed modifications to the terms and conditions of the Merger Agreement and (C) no earlier than the end of such four (4) business day period, the Board of Directors will have determined in good faith, after considering the terms of any such proposed amendment or modification to the Merger Agreement proposed by Parent during such four (4) business day period, that the failure to effect an Adverse Recommendation Change would still be reasonably likely to be inconsistent with the Board of Directors’ fiduciary duties under applicable law.

Indemnification and Insurance
From and after the Effective Time, the Surviving Company and its subsidiaries will, and Parent will cause the Surviving Company and its subsidiaries to, to the fullest extent permitted under the BVI Act, honor and fulfill in all respects the obligations of Despegar and the Despegar subsidiaries, as applicable, under (i) the Despegar Governing Documents, (ii) the memorandum and articles of association, certificate of incorporation and bylaws or equivalent organizational documents of each Despegar subsidiary, and (iii) any and all indemnification agreements between Despegar or any Despegar subsidiary and any of their respective present or former directors and officers (and any person who becomes a director or officer of Despegar or any such Despegar subsidiary prior to the Effective Time) (collectively, the “Indemnified Parties”). In addition, the memorandum and articles of association of the Surviving Company will contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses than are set forth in the Despegar Governing Documents, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of the Indemnified Parties and any claim made pursuant to such rights within such six (6) year period will continue to be subject to certain indemnification and insurance provisions of the Merger Agreement until disposition of such claim.
For a period of six (6) years after the Effective Time, Parent will, and will cause the Surviving Company to, to the fullest extent permitted under applicable law, indemnify and hold harmless each Indemnified Party against all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any litigation, suit, claim, action, proceeding or investigation arising out of or relating to any action or omission in their capacity as a director or officer of Despegar or any Despegar subsidiary, occurring on or before the Effective Time, subject to the terms and conditions of the Merger Agreement.
The Surviving Company will either (i) cause to be obtained at the Effective Time “tail” insurance policies with a claims period of at least six (6) years from the Effective Time with respect to directors’ and officers’ liability insurance in amount and scope at least as favorable as Despegar’s existing policies for claims arising from facts or events that occurred on or prior to the Effective Time or (ii) maintain in effect for six (6) years from the Effective Time, if available, the current directors’ and officers’ liability insurance policies maintained by Despegar; provided that the Surviving Company may substitute such policies with policies of at least the same coverage containing terms and conditions that are substantially similar with respect to matters occurring prior to the Effective Time; provided, further, that in no event will the Surviving Company be required to expend more than an amount per year equal to three hundred percent (300%) of current annual premiums paid by Despegar for such insurance. In the event of an expiration, termination or cancellation of such current policies, Parent and the Surviving Company will be required to obtain as much coverage as is possible under substantially similar policies for such maximum annual amount in aggregate annual premiums.
In the event the Surviving Company or any of its successors or assigns (i) consolidates or amalgamates with or merges into any other person and will not be the continuing or surviving company or entity of such consolidation, amalgamation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, the proper provision will be made so that the successors and assigns of the Surviving Company, as the case may be, will succeed to the obligations set forth in the indemnification and insurance provisions of the Merger Agreement.
Parent will cause the Surviving Company to perform all of the obligations of the Surviving Company under the indemnification and insurance provisions of the Merger Agreement.
The indemnification and insurance provisions of the Merger Agreement will survive the Merger and are (i) intended to be for the benefit of, and will be enforceable by, each of the Indemnified Parties and their successors, assigns and heirs (each of whom will be third party beneficiaries of the indemnification and insurance provisions of the Merger Agreement) and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. Unless required by applicable law, the indemnification and insurance provisions of the Merger Agreement may not be amended, altered or repealed after the Effective Time in such a manner as to adversely affect the rights of any Indemnified Parties or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Parties.
Employee Benefits Matters
The Merger Agreement provides that, for a period of one (1) year immediately following the Effective Time (the “Benefits Continuation Period”), Parent will, or will cause the Surviving Company and its subsidiaries to provide each individual who is employed by the Despegar Group immediately prior to the Effective Time and who continues to be employed by Despegar, Parent or any of their respective subsidiaries immediately following the Effective Time (each, a “Continuing Service Provider”), to the extent such Continuing Service Provider remains employed by or continues to provide services to Parent or its subsidiaries during the Benefits Continuation Period, with (i) a base salary or wage rate that is not less than the base salary or wage rate provided by Despegar or its subsidiaries to such Continuing Service Provider as of immediately prior to the Effective Time, (ii) target annual cash incentive compensation opportunities for such Continuing Service Provider that are not less than those in effect immediately prior to the Effective Time, and (iii) target long-term incentive opportunities that are substantially comparable, in the aggregate, to those most recently provided by the Despegar Group to such Continuing Service Provider prior to the Effective Time and (iv) all other employee benefits (excluding any defined benefit pension benefits, retiree health and welfare benefits or change in control, transaction or retention bonuses or payments) that are substantially comparable, in the aggregate to those in effect for the Continuing Service Provider immediately prior to the Effective Time; provided that the compensation and benefits paid or provided pursuant to the employee benefits provisions of the Merger Agreement will at all times be paid or provided in a manner and amount compliant with applicable law. From and after the Effective Time, Parent will, or it will cause the Surviving Company and its subsidiaries to, honor all obligations under each benefit plan listed on Despegar’s disclosure schedule to the Merger Agreement, which disclosure schedule may be updated prior to the Closing to reflect any similar benefit plans established or amended following the Effective Time in accordance with the Merger Agreement, in each case in accordance with its terms as in effect immediately prior to the Effective Time or, in the case of any benefit plan established or amended in accordance with the Merger Agreement, the date of establishment or amendment.

Parent will, or will cause the Surviving Company and its subsidiaries to, use commercially reasonable efforts to provide service credit to each continuing employee for purposes of eligibility to participate and vesting (but not for benefit accrual purposes, other than paid time off and severance) under any employee benefit plan, program, policy or arrangement, in each case, established or maintained by Parent or any of its respective subsidiaries (each, a “Parent Plan”) under which each Continuing Service Provider may be eligible to participate on or after the Effective Time to the same extent service with Despegar, any affiliate of Despegar or any of their respective predecessors was recognized under the comparable Despegar employee benefit plan immediately prior to the Effective Time; provided that such crediting of service will not operate to duplicate any benefit or funding of any such benefit and will not be credited under any retirement health or welfare plan or defined benefit pension plan. In addition, Parent will use commercially reasonable efforts to (i) waive, or cause to be waived, any limitations on benefits relating to any pre-existing conditions under any Parent Plan to the extent such conditions are covered immediately prior to the Effective Time under the applicable benefit plans and to the same extent such limitations are waived under any comparable benefit plan of Despegar or any of the Despegar subsidiaries in effect immediately prior to the Effective Time and (ii) recognize, for purposes of the annual deductible and out-of-pocket limits under its health and welfare plans, the deductible and out-of-pocket expenses paid by Continuing Service Providers in the calendar year in which the Effective Time occurs.
Parent will, or it will cause the Surviving Company and its subsidiaries to, continue any Despegar benefit plan that is an annual bonus plan for the year in which the Closing occurs and will administer it in the ordinary course consistent with past practice and taking into account determinations made prior to the Closing with respect to such annual bonus program or target amounts thereunder.
Regulatory Filings
As promptly as practicable after the execution and delivery of the Merger Agreement, each of Parent, Merger Sub and Despegar will cooperate with each other and use, and will cause their respective affiliates to use, their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate the Transactions, including no later than twenty (20) business days after Signing Date (i.e., January 24, 2025) (unless another date is agreed to by the parties and, in any event prior to the expiration of any deadlines under applicable antitrust laws or any foreign investment law), making or causing to be made all filings and submissions, with prenotification where appropriate, required to be made by any party or any of its affiliates under any other applicable antitrust or competition law or any foreign investment law, as applicable, or other laws for the consummation of the Transactions. The parties will, and will cause their respective affiliates to, cooperate in good faith with the applicable governmental authorities in connection with such filings and submissions and will, as promptly as reasonably practicable, comply with any requests for information, including, if applicable, requests for the production of documents and the production of witnesses for interviews or depositions by any governmental authorities. Parent will pay, or cause its affiliates to pay, all filing fees required under any antitrust law or any foreign investment law for the consummation of the Transactions. Other than in connection with obtaining the authorizations, consents, orders and approvals described in Despegar’s disclosure schedule to the Merger Agreement, neither Parent, Merger Sub, nor any of their respective affiliates, will make any filings or notifications with any governmental authority in relation to the Transactions without the prior written consent of Despegar (such consent not to be unreasonably withheld, conditioned or delayed).
Each of Parent, Merger Sub and Despegar will, and will cause their respective affiliates to, diligently assist and cooperate with each other in preparing and filing all documents required to be submitted by any of them or their affiliates to any governmental authorities in connection with the Transactions and in obtaining any governmental authority waiting period expirations or terminations, consents, waivers, authorizations, clearances or approvals which may be required to be obtained by Parent, Merger Sub, Despegar or any of their affiliates in connection with the Transactions (which assistance and cooperation will include timely furnishing, and causing each of their respective affiliates to timely furnish, to the requesting party all information that such party or its counsel reasonably determines is required to be included in such documents or would be helpful in obtaining such required waiting period expirations or terminations, consents, waivers, authorizations, clearances or approvals). Parent and Despegar will consult in good faith regarding strategy for obtaining approvals or expiration or termination of any waiting period required to be obtained by Parent, Despegar or any of their affiliates in connection with the Transactions; provided that, in the event of a dispute between Parent and Despegar, the final determination regarding such strategy (including, the conduct and scheduling of any negotiations with governmental authorities, and decisions regarding the defense and settlement of any litigation under any applicable antitrust law or foreign investment law) will be made by Parent. Neither Parent nor Despegar will, without the prior written consent of the other (such consent not to be unreasonably withheld, conditioned or delayed), commit to or agree with any governmental authority (A) to enter into any timing agreement, stop the clock, stay, toll or extend any applicable waiting period, or pull and refile or any other applicable antitrust law or any other foreign investment law, or (B) not to consummate the Transactions for any period of time.
Each of the parties will, and will cause their respective affiliates to, (i) promptly inform the other parties of any communication (oral or written), and provide copies of written communications, with any governmental authority regarding any required regulatory filing or any review or investigation of the Transactions under any applicable antitrust law or foreign investment law and (ii) have the right to review in advance any filing made with, or other material communications submitted to, any governmental authority in connection with the Transactions. Subject to the applicable provisions relating to regulatory filings in the Merger Agreement and applicable laws relating to the exchange of information, each party will consider in good faith the views of the other parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion, proposal or other communication to be made (including oral communications) or submitted in connection with any such request, inquiry, investigation, action or legal proceeding, and each party will give advance notice to the other parties of, and afford the other parties the opportunity to attend or participate in, material conferences, meetings and telephone or other communications between the other parties and governmental authorities concerning the Transactions, unless prohibited by such governmental authority. Materials required to be provided pursuant to the applicable provisions relating to regulatory filings in the Merger Agreement may be redacted (i) to remove references concerning the valuation of Despegar, (ii) as necessary to comply with contractual arrangements in existence as of the Signing Date, and (iii) as necessary to address attorney-client or other privilege concerns.
Without limiting the generality of anything contained in the applicable provisions relating to regulatory filings in the Merger Agreement, Parent and Merger Sub will promptly take, and will cause each of their respective affiliates to promptly take any and all actions necessary to cause the prompt expiration or termination of any applicable waiting period or approval by any governmental authority, and to resolve objections, if any, of any governmental authority, including those of any other jurisdiction for which consents, permits, authorizations, waivers, clearances, approvals and expirations or terminations of waiting periods are sought or become required with respect to the Transactions, so as to obtain such consents, permits, authorizations, waivers, clearances, approvals or termination of the waiting period under antitrust laws, and to effect the dissolution of, or to eliminate, any decree, order or judgment (whether temporary, preliminary or permanent), which would otherwise have the effect of preventing the Closing or delaying the Closing beyond the Termination Date (as defined below), as promptly as reasonably practicable and in any event prior to the Termination Date.
Notwithstanding anything in the Merger Agreement to the contrary, nothing in the Merger Agreement will require, or be construed to require, Parent, Merger Sub or any of their respective affiliates to (and neither Despegar nor any of its subsidiaries will, without the prior written consent of Parent, agree to) take any of the following actions) (i) propose, negotiate, commit to or effect, by consent decree, hold separate orders or otherwise, the sale, divestiture, disposition, license or other conveyance of any categories, portions or parts of assets, properties, products, rights, services or businesses of Parent, Despegar or any of their respective affiliates, or agree to any structural or conduct remedy (including any conduct of business arrangements or termination of any existing relationships or contractual rights and obligations); or (ii) otherwise take or commit to take any actions that would limit Parent’s, Despegar’s or any of their respective affiliates’ freedom of action with respect to, or its or their ability to retain or operate any assets, properties, products, rights, services or businesses, or any interest or interests therein, in each case of clauses (i) and (ii), if any of such actions or remedies would result in a substantial detriment to the benefits reasonably expected by Parent and its affiliates from the transactions contemplated by the Merger Agreement (any of the actions described in the preceding clauses (i) – (ii), a “Burdensome Condition”). Notwithstanding the foregoing, at the written request of Parent, Despegar will, and will cause its subsidiaries to, agree to take any action that would constitute a Burdensome Condition so long as such action is conditioned upon the occurrence of the Closing.

Each of Parent and Despegar will use its reasonable best efforts to defend through litigation on the merits any claim under any applicable antitrust law asserted in court or any administrative or other tribunal by any third party, including any governmental authority of competent jurisdiction, in order to avoid the entry of, or to have vacated or terminated, any decree, order, injunction or judgment (whether temporary, preliminary or permanent), that would prevent the date of Closing from occurring prior to the Termination Date.
Until the earlier of the termination of the Merger Agreement and the Effective Time, none of Parent, Merger Sub nor any of their respective affiliates will after the Signing Date acquire or agree to acquire any rights, business, person or division thereof (by way of license, merger, consolidation, share exchange, investment or other business combination, asset, stock or equity purchase or otherwise) or enter into or agree to enter into any joint venture, collaboration or other similar arrangement, in each case that would reasonably be expected to prevent or materially impair the parties’ ability to (i) obtain the approval of any governmental authority under any antitrust law or foreign investment law or the expiration or termination of any applicable waiting period with respect to the Transactions or (ii) consummate the Transactions.
Other Covenants
Proxy Statement; Shareholders’ Meeting
As promptly as reasonably practicable, and in any event within twenty (20) business days, following the Signing Date, Despegar will prepare a shareholder circular relating to the adoption of the Merger Agreement by the shareholders (such shareholder circular, and each as amended from time to time, the “Shareholder Circular”).
Unless the Merger Agreement is validly terminated pursuant to its terms, Despegar will, as promptly as reasonably practicable and legally permitted after the Signing Date, duly call, give notice of, convene and hold the Special Meeting in accordance with the provisions of the Despegar Governing Documents. Subject to certain exceptions, without the prior written consent of Parent, Despegar may not adjourn or postpone, cancel, recess or reschedule, the Special Meeting.
Despegar will, as promptly as reasonably practicable and legally permitted after the Signing Date, duly call, give notice of, convene and hold a class meeting for the holder of the Series A Preferred Shares in accordance with the provisions of the Despegar Governing Documents (which meeting may be held by way of conference call or video conference) for the purposes of obtaining the Series A Preferred Shareholder Approval (the “Preferred Shareholder Meeting”). The Preferred Shareholder Meeting was held on January 21, 2025, at which the sole holder of the Series A Preferred Shares voted in favor of the Merger Proposal.
Shareholder Litigation
During the Pre-Closing Period, in the event that any action related to the Merger Agreement, the Merger or the other Transactions is brought or, to the knowledge of Despegar, threatened, by any shareholder of Despegar against any member of the Despegar Group, or any of their respective representatives, Despegar will, promptly (and in any event within forty-eight (48) hours) after receiving notice of any such action, notify Parent and Merger Sub of such action. Despegar will give Parent reasonable opportunity to participate in the defense (at Parent’s sole cost and subject to a joint defense agreement) of any action brought by Despegar’s shareholders or other persons against Despegar or any of its directors, officers or representatives arising out of or relating to the Merger Agreement or the Transactions. Without limiting the preceding sentence, Despegar will give Parent a reasonable opportunity to review and comment on all material filings or responses to be made by Despegar in connection with any such action, and reasonable opportunity to consult on the settlement with respect to such action, and Despegar will in good faith take such comments into account and Despegar will not settle any such action without Parent’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed). Despegar will promptly notify Parent of any such action and keep Parent reasonably and promptly informed with respect to the status of any such action.

Conditions to the Closing of Merger
The respective obligations of Parent, Merger Sub and Despegar to consummate the Merger are subject to the satisfaction or written waiver (where permissible under applicable law) of the following conditions:
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the Ordinary Shareholder Approval will have been obtained;

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no governmental authority of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any decision, injunction, decree, ruling, law or order (whether temporary, preliminary or permanent) that is in effect and enjoins or otherwise prohibits or makes illegal the consummation of the Merger (the “No Governmental Order Closing Condition”); and

•
all required waiting period expirations or terminations, consents, approvals, non-disapprovals and other authorizations of any governmental authority set forth in Despegar’s disclosure schedule to the Merger Agreement will have been obtained and any related timing agreement with a governmental authority with respect to the Merger will have been expired or been terminated (the “Regulatory Approval Closing Condition”).

Additionally, the obligations of Parent and Merger Sub to consummate the Merger are further subject to the satisfaction or waiver (where permissible under applicable law) of the following additional conditions:
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the representations and warranties of Despegar related to organization and qualification, authorization, capitalization, corporate power and authority, non-contravention of organizational documents, absence of material outstanding or unresolved comments from the SEC, Transaction Committee, Board of Directors and shareholder approvals, opinion of financial advisor, absence of broker fees and takeover laws must be true and correct in all respects, and all their other representations and warranties must be true and correct subject to a material adverse effect or materiality exception;

•
Despegar must have performed or complied in all material respects with each of the agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the Effective Time;

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Despegar will have delivered to Parent a certificate, dated the Closing Date, signed by a duly authorized officer of Despegar, certifying as to the satisfaction of the conditions specified in the two (2) immediately preceding bullets above;

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since the Signing Date, there must not have occurred a Despegar Material Adverse Effect;

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the No Governmental Order Closing Condition must have been satisfied without the imposition of a Burdensome Condition (the “Parent No Governmental Order Closing Condition”); and

•
the Regulatory Approvals Closing Condition must have been satisfied without the imposition of any Burdensome Condition (the “Parent Regulatory Approvals Closing Condition”).

The obligations of Despegar to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable law) of the following additional conditions:
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the representations and warranties of Parent and Merger Sub related to organization and qualification, corporate power and authority, sufficiency of funds and management arrangements must be true and correct in all respects, and all their other representations and warranties must be true and correct subject to a material adverse effect or materiality exception;

•
each of Parent and Merger Sub must have performed or complied in all material respects with each of the agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the Effective Time; and

•
Parent will have delivered to Despegar a certificate, dated the Closing Date, signed by a duly authorized officer of Parent, certifying as to the satisfaction of the conditions specified in the two (2) immediately preceding bullets above.

Termination of the Merger Agreement
The Merger Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by action taken or authorized by the terminating party or parties, notwithstanding any prior adoption of the Merger Agreement by shareholders of Despegar, as follows (the date of any such termination, the “Termination Date”):
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by mutual written consent of Parent and Despegar;

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by either Parent or Despegar:

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if the Effective Time has not occurred on or before the Outside Date; provided that if any of the provisions set forth in the applicable closing conditions of the Merger Agreement (solely with respect to any antitrust law in Mexico) will have not have been satisfied or waived, as applicable, but all other conditions listed immediately above in the section of this proxy statement captioned “Conditions to the Closing of Merger” will have been satisfied or waived or will then be capable of being satisfied if the Closing were to take place on such date (other than those conditions that by their terms are to be satisfied at or immediately prior to the Closing), then the Outside Date will be automatically extended to the date that is sixteen (16) months from the Signing Date; provided further that the right to terminate the Merger Agreement in accordance with the foregoing will not be available to any party whose failure to fulfill any agreements and covenants under the Merger Agreement has been the principal cause of, or resulted in, the failure of the Effective Time to occur on or before the Outside Date;

•
if any governmental authority of competent jurisdiction has enacted, issued, promulgated, enforced or entered any law or order permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger and such law or order will have become final and nonappealable, or if there will be adopted following the date of execution of the Merger Agreement any law that makes consummation of the Merger illegal or otherwise prohibited; provided that the right to terminate the Merger Agreement in accordance with the foregoing will not be available to a party whose failure to fulfill any agreements and covenants under the regulatory filings section of the merger Agreement has been the principal cause of, or resulted in, such law or order being enacted, issued, promulgated, enforced or entered, as applicable;

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if the Merger Agreement fails to receive the Ordinary Shareholder Approval at the Special Meeting (or any adjournment or postponement thereof at which a vote is taken on the Merger);

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by Parent:

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prior to Despegar’s receipt of the Ordinary Shareholder Approval, if the Board of Directors effects, and does not withdraw, an Adverse Recommendation Change;

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if Despegar has breached any of its representations or warranties, or failed to perform any of its covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure to be satisfied of either of the conditions to the Merger related to the accuracy of Despegar’s representations and warranties or Despegar’s performance of covenants and agreements, as applicable, if measured as of the time Parent asserts a right of termination pursuant to the foregoing, and (ii) is incapable of being cured prior to the Outside Date or, if curable by such date, is not cured within the earlier of (A) thirty (30) calendar days after written notice thereof is given by Parent to Despegar stating Parent’s intention to terminate the Merger Agreement pursuant to the foregoing and (B) the Outside Date; provided that Parent will not have the right to terminate the Merger Agreement pursuant to the foregoing if Parent or Merger Sub is then in breach of any of their respective representations, warranties, covenants or agreements under the Merger Agreement such that either of conditions to the Merger related to the accuracy of Parent’s or Merger Sub’s representations and warranties, or Parent’s or Merger Sub’s performance of covenants and agreements, are not satisfied or capable of being satisfied by the Outside Date; or

•
by Despegar:

•
at any time prior to the time at which the Ordinary Shareholder Approval is obtained, if the Board of Directors determines to enter into an Acquisition Agreement with respect to a Superior Proposal in accordance with the terms and conditions of the Merger Agreement;

•
if Parent or Merger Sub has breached any of its representations or warranties, or if Parent or Merger Sub has failed to perform any of its covenants or agreements set forth in the Merger

Agreement, which breach or failure to perform (i) would give rise to the failure to be satisfied of either of the conditions to the Merger related to the accuracy of Parent’s or Merger Sub’s representations and warranties, or Parent’s or Merger Sub’s performance of covenants and agreements, as applicable, if measured as of the time Despegar asserts a right of termination pursuant to the foregoing, and (ii) is incapable of being cured prior to the Outside Date or, if curable by such date, is not cured within the earlier of (A) thirty (30) calendar days after written notice thereof is given by Despegar to Parent stating Despegar’s intention to terminate the Merger Agreement pursuant to the foregoing and (B) the Outside Date; provided that Despegar will not have the right to terminate the Merger Agreement pursuant to the foregoing if Despegar is then in breach of any of its representations, warranties, covenants or agreements under the Merger Agreement such that either of the conditions to the Merger related to the accuracy of Despegar’s representations and warranties, or Despegar’s performance of covenants and agreements, are not satisfied or capable of being satisfied by the Outside Date.
•
if (i) the conditions to Closing set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived, (ii) Despegar has irrevocably confirmed to Parent by written notice at least three (3) business days prior to such termination that all of the conditions set forth in the conditions to Closing set forth in the Merger Agreement have been satisfied or waived and Despegar stands ready, willing and able to consummate the Merger during such three (3) business day period, and (iii) Parent has failed to consummate the Merger within three (3) business days after the later to occur of (A) delivery of the written notice specified in clause (ii) of the foregoing and (B) the date by which the Closing is required to have occurred pursuant to the Merger Agreement.

Termination Fees and Expenses
The Merger Agreement contains certain remedies in the event of a termination.
Despegar Termination Fee
Upon the occurrence of any of the following events, Despegar must pay to Parent or its designee the amount of $49,600,000, which payment must be made by wire transfer of immediately available funds within two (2) business days of the earliest to occur of the entry by Despegar into the agreement with respect to an Acquisition Proposal or the consummation of any transaction that is the subject of an Acquisition Proposal:
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if the Merger Agreement is validly terminated by Parent or Despegar because (A) the Effective Time has not occurred on or before the Outside Date (but only if at such time Parent would not be prohibited from terminating the Merger Agreement because its failure to fulfill any agreement and covenants in the Merger Agreement is the principal cause of, or resulted in, the failure of the Effective Time occurring on or before the Outside Date and excluding any termination of the Merger Agreement for which the Parent Termination Fee is paid or becomes payable to Despegar), or (B) the Merger Agreement fails to receive the Ordinary Shareholder Approval at the Special Meeting, and if (1) at or prior to the Termination Date, an Acquisition Proposal has been publicly announced, disclosed or otherwise made public that remains outstanding and is not publicly withdrawn as of three (3) business days prior to the Special Meeting (or the Termination Date in the case of termination pursuant to clause (A)), and (2) within twelve (12) months of the Termination Date, an Acquisition Proposal is consummated by Despegar or any Despegar subsidiary, or a definitive agreement with respect to an Acquisition Proposal is entered into by Despegar or any Despegar subsidiary;

•
if, under certain circumstances, the Merger Agreement is validly terminated by Parent due to Despegar’s material breach of the Merger Agreement, and if (1) at or prior to the Termination Date, an Acquisition Proposal has been publicly announced, disclosed or otherwise made public that remains outstanding and is not publicly withdrawn as of the Termination Date, and (2) within twelve (12) months of the Termination Date, an Acquisition Proposal is consummated by Despegar or any Despegar subsidiary, or a definitive agreement with respect to an Acquisition Proposal is entered into by Despegar or any Despegar subsidiary;

•
if the Merger Agreement is validly terminated by Parent because, prior to obtaining the Ordinary Shareholder Approval, the Board of Directors effects, and does not withdraw, an Adverse Recommendation Change; or

•
if the Merger Agreement is validly terminated by Despegar, at any time prior to the time at which the Ordinary Shareholder Approval is obtained, if the Board of Directors determines to enter into an Acquisition Agreement with respect to a Superior Proposal in accordance with the terms of the Merger Agreement.

Except in the case of fraud or material and willful breach of the Merger Agreement by Despegar, the receipt by Parent of the Despegar termination fee will be the sole and exclusive remedy of Parent and Merger Sub in connection with the Merger Agreement.
Parent Termination Fee
Parent must pay to Despegar certain termination fees upon the occurrence of any of the following events:
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if the Merger Agreement is validly terminated by Parent or Despegar because (A) subject to certain exceptions, the Effective Time has not occurred on or before the Outside Date, or (B) subject to certain exceptions, a governmental authority of competent jurisdiction has enacted, issued, promulgated, enforced or entered any law or order permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger and such law or order has become final and nonappealable, or if there will be adopted following the date of execution of the Merger Agreement any law that makes consummation of the Merger illegal or otherwise prohibited (solely to the extent the law or order giving rise to such termination right relates to an approval required by the Regulatory Approval Closing Conditions) and, in each case, at the time of such termination:

(1)   the No Governmental Order Closing Condition (solely to the extent the law or order giving rise to such condition not having been satisfied relates to an approval required by the Regulatory Approval Closing Conditions), or the Regulatory Approvals Closing Condition has not been satisfied; and
(2)   all of Parent’s and Merger Sub’s other conditions to the Merger have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, provided that those conditions would have been capable of being satisfied if the Closing were to occur on such Termination Date);
then Parent must pay, or cause to be paid, to Despegar the Parent Termination Fee, the amount of $66,100,000, which payment shall be made by wire transfer of immediately available funds within two (2) business days after such Termination Date.
Except in the case of fraud or material and willful breach of the Merger Agreement by Parent, the receipt by Despegar of the Parent Termination Fee will be the sole and exclusive remedy of Despegar in connection with the Merger Agreement.
Fees and Expenses; Expense Reimbursement
Subject to certain exceptions contained in the Merger Agreement, all costs and expenses (including attorneys’ fees) incurred in connection with the Merger Agreement, the Transactions, the solicitation of shareholder approvals and all other matters related to the closing of the Merger will be paid by the party incurring such costs and expenses, whether or not the Merger or any other Transaction is consummated, except as otherwise set forth in the Merger Agreement.
Specific Performance
Each of the parties to the Merger Agreement acknowledges and agrees that irreparable damage would occur in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. Each party to the Merger Agreement agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in the Merger Agreement, the non-breaching party will be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages, except as limited by the Merger Agreement) to (i) specific performance to enforce the observance and performance of such covenant or obligation, and (ii) an injunction restraining such breach or threatened breach. Each party further agrees that no other party or any other person will be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this paragraph, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Each party also waives and agrees not to assert any objections to any remedy referred to in the specific performance provision of the Merger Agreement (including any objection on the basis that there is an adequate remedy at law or that an award of such remedy is not an appropriate remedy for any reason at law or equity).
Amendment
The Merger Agreement may be amended by the parties to the Merger Agreement by action taken by or on behalf of the Board of Directors (acting upon the recommendation of the Transaction Committee) or the Parent board of directors, as applicable, at any time prior to the Effective Time; provided that after receipt of the Ordinary Shareholder Approval, no amendment may be made that would reduce the amount or change the type of consideration into which each Share will be converted upon consummation of the Merger or that would otherwise require the approval of the shareholders under applicable law. The Merger Agreement may not be amended except by an instrument in writing signed by each of the parties to the Merger Agreement.
Governing Law
The Merger Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any applicable principles of conflict of laws that would cause the applicable laws of another jurisdiction other than the State of Delaware to otherwise govern the Merger Agreement, provided that (i) the provisions of the BVI Act applicable to the authorization, effectiveness and effects of the Merger will apply to the Merger and (ii) the applicable law of the British Virgin Islands will apply to the standard conduct governing the acts by the Board of Directors and the Transaction Committee in connection with the Merger Agreement, including with respect to compliance with statutory and fiduciary duties.
The Board of Directors recommends that you vote “FOR” the approval of this proposal.

PROPOSAL 2: THE ADJOURNMENT PROPOSAL
We are asking you to approve a proposal to adjourn the Special Meeting to a later date or dates if the Board of Directors determines that it is necessary or appropriate, including to solicit additional proxies if there are insufficient votes to approve the Merger Proposal at the time of the Special Meeting. If the Board of Directors determines that it is necessary or appropriate, we will ask our shareholders to vote only on this Adjournment Proposal and not to vote on the Merger Proposal.
If shareholders approve the Adjournment Proposal, we could adjourn the Special Meeting and any adjourned session of the Special Meeting and use the additional time to solicit additional proxies, including soliciting proxies from shareholders who have previously returned properly executed proxies voting against approval of the Merger Proposal. Among other things, approval of the Adjournment Proposal could mean that, even if we had received proxies representing a sufficient number of votes against approval of the Merger Proposal such that the Merger Proposal would be defeated, we could adjourn the Special Meeting without a vote on the approval of the Merger Proposal and seek to convince the holders of those Ordinary Shares to change their votes to votes in favor of approval of the Merger Proposal. Additionally, we may seek to adjourn the Special Meeting if a quorum is not present or otherwise at the discretion of the chairperson of the Special Meeting.
Approval of the Adjournment Proposal requires the affirmative vote of not less than a simple majority of those holders of Ordinary Shares present in person or represented by proxy at the Special Meeting and entitled to vote and voting on the proposal. Only Ordinary Shares present or represented by proxy at the Special Meeting will be able to be voted.
The Board of Directors recommends that you vote “FOR” the approval of this proposal.

MARKET PRICE AND DIVIDEND DATA
Market Price of Ordinary Shares
Our Ordinary Shares are listed on NYSE under the symbol “DESP.” The table below sets forth on a per share basis the low and high sales prices of our Ordinary Shares, for the periods indicated, as reported on the NYSE.
	High	Low
Fiscal Year 2023
First Quarter	$7.66	$4.91
Second Quarter	$7.72	$4.92
Third Quarter	$9.45	$6.50
Fourth Quarter	$10.27	$6.09
Fiscal Year 2024
First Quarter	$12.94	$8.06
Second Quarter	$15.82	$11.23
Third Quarter	$14.77	$9.25
Fourth Quarter	$19.55	$12.03
Fiscal Year 2025
First Quarter (through January 29, 2025)	$19.30	$19.05
On December 20, 2024, the last trading day before we publicly announced the execution of the Merger Agreement, the closing price of the Ordinary Shares on the NYSE was $14.65 per share.
On January 29, 2025, the most recent practicable date before the mailing of this proxy statement, the high and low reported sales prices of Despegar’s Ordinary Shares were $19.29 and $19.20 per Ordinary Share, respectively, and there were 205 shareholders of record.
Dividends
Despegar has not declared or paid any cash dividends on the Ordinary Shares during the periods set forth above.
Following the Merger, there will be no further market for our Ordinary Shares, and our Ordinary Shares will be delisted from the NYSE and deregistered under the Exchange Act. As a result, following the Merger we will no longer file periodic reports under the Exchange Act with the SEC. Pursuant to the Merger Agreement, Despegar is prohibited during the Pre-Closing Period from declaring, setting aside, making or paying any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any equity interests of Despegar or any of its subsidiaries, except for dividends or other distributions by any direct or indirect wholly-owned subsidiary to Despegar or any other direct or indirect wholly-owned subsidiary.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth the beneficial ownership of Ordinary Shares as of the Record Date, by: (i) each person or group of affiliated persons, whom we know to beneficially own more than five percent (5%) of our outstanding Ordinary Share, (ii) each of our executive officers, (iii) each of our directors, and (iv) all of our executive officers and directors as a group.
For the purpose of the following table, each shareholder’s percentage ownership is calculated based on 83,613,807 Ordinary Shares outstanding as of the Record Date. Information given below regarding beneficial owners of more than five percent (5%) of our outstanding Shares is based solely on information provided by such persons in filings with the SEC on Schedules 13D, 13G and other filings made with the SEC on or before the Record Date. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares issuable pursuant to share options and other rights to purchase or acquire shares within sixty (60) days of the Record Date. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them, subject to applicable community property laws.
Unless otherwise noted below, the address of each of the individuals and entities named in the table below is Commerce House, 4th Floor, Wickhams Cay 1, Road Town, Tortola (VG1110), British Virgin Islands. The information provided in the table is based on our records, information filed with the SEC and information provided to us, except where otherwise noted.
	Outstanding Ordinary Shares as of January 27, 2025
Name of Beneficial Owner	Number	%
LCLA Daylight LP(1)	7,992,759	9.6
Expedia, Inc(2)	9,590,623	11.5
Neuberger Berman Group LLC(3)	4,412,526	5.3
Executive Officers and Directors:
Nilesh Lakhani	70,744	*
Damián Scokin(4)	377,753	*
Martín Rastellino(5)	219,087	*
Michael Doyle II(6)	89,707	*
Ramiro Lauzan	—	—
Alfonso Paredes	—	—
Monica A.S. da Silva	8,136	*
Gonzalo García Estebarena(7)	218,081	*
Amit Singh	5,331	*
Sebastián Mackinnon(8)	286,775	*
Maximiliano Gonzalez Costa	41,232	*
Marcelo Amadeo Grether(9)	158,097	*
Executive Officers and Directors as a Group (12)(10)	1,474,943	1.8

*
Represents beneficial ownership of less than one percent of the Ordinary Shares outstanding as of the Record Date.

(1)
Based on the Schedule 13D/A filed with the SEC on December 26, 2024. Consists of Ordinary Shares issuable upon exercise by LCLA Daylight LP of warrants to purchase up to 7,992,759 Ordinary Shares. CALA2 Managers, Ltd. is the sole general partner of LCLA Daylight LP. Scott A. Dahnke and Dirk Donath are the sole directors of CALA2 Managers Ltd. Accordingly, such shares may be deemed to be beneficially owned by CALA2 Managers Ltd., Mr. Dahnke and Mr. Donath. Mr. Dahnke and

Mr. Donath disclaim beneficial ownership of such Ordinary Shares, except to the extent of any pecuniary interest therein. The principal business address of LCLA Daylight LP, CALA2 Managers, Ltd. and Mr. Donath is c/o Catterton Latin America Management LLC, 610 5th Ave, New York, NY 10020. The principal business address of Mr. Dahnke is 599 West Putnam Avenue, Greenwich, CT 06830.
(2)
Consists of Ordinary Shares held by Expedia, Inc., a Washington corporation, a direct wholly-owned subsidiary of Expedia Group, Inc., a Delaware corporation. The principal business address for Expedia Inc. is 333 108th Avenue NE, Bellevue, WA 98004.

(3)
Based on the Schedule 13G filed with the SEC on February 12, 2024. Neuberger Berman Group LLC is the holder of record of 4,412,526 Ordinary Shares. Such shares may be deemed to be beneficially owned by Neuberger Berman Investment Advisers LLC. The principal business address for Neuberger Berman Group LLC and Neuberger Berman Investment Advisers LLC is 1290 Avenue of the Americas New York, NY 10104. Based on the Form 13 F filed with the SEC on November 14, 2024, Neuberger Berman Group LLC may exercise investment discretion on 5,511,847 shares.

(4)
Consists of (i) 325,270 Ordinary Shares and (ii) 52,483 Ordinary Shares issuable pursuant to outstanding Despegar Stock Options that are exercisable within 60 days of the Record Date, all of which are currently vested.

(5)
Consists of 219,087 Ordinary Shares held by Birbey S.A. Mr. Rastellino has sole voting and dispositive control over such shares and directly or indirectly owns 100% of the share capital of Birbey S.A.

(6)
Consists of (i) 85,314 Ordinary Shares and (ii) 4,393 Ordinary Shares issuable pursuant to outstanding Despegar Stock Options that are exercisable within 60 days of the Record Date, all of which are currently vested.

(7)
Consists of (i) 159,484 Ordinary Shares and (ii) 58,597 Ordinary Shares issuable pursuant to outstanding Despegar Stock Options that are exercisable within 60 days of the Record Date, all of which are currently vested.

(8)
Consists of (i) 231,160 Ordinary Shares and (ii) 55,615 Ordinary Shares issuable pursuant to outstanding Despegar Stock Options that are exercisable within 60 days of the Record Date, all of which are currently vested. Excludes Despegar RSUs that will be granted to Mr. Mackinnon during the first quarter of 2025, 17,873 of which will vest within 60 days of the Record Date.

(9)
Consists of (i) 100,062 Ordinary Shares and (ii) 58,035 Ordinary Shares issuable pursuant to outstanding Despegar Stock Options that are exercisable within 60 days of the Record Date, all of which are currently vested.

(10)
Consists of (i) 1,245,820 Ordinary Shares held by our current directors and executive officers and (ii) 229,123 Ordinary Shares issuable pursuant to outstanding Despegar Stock Options that are exercisable within 60 days of the Record Date, all of which are currently vested.

LCLA Daylight LP is the beneficial owner of 150,000 Series A Preferred Shares, representing all of the issued and outstanding Series A Preferred Shares. Its principal executive office is located at Catterton Latin America Management LLC, 610 5th Ave, New York, NY 10020.

OTHER MATTERS
The sole business that may be considered at the Special Meeting are the matters set forth in the Notice of Special Meeting accompanying this Proxy Statement.
Future Shareholder Proposals
If the Merger is completed, we will have no public shareholders and there will be no public participation in any future meetings of shareholders. However, if the Merger is not completed, shareholders will continue to be entitled to attend and participate in shareholder meetings.
Despegar will hold a regular annual meeting of its shareholders in 2025 only if the Merger is not completed by then.
Shareholder Proposals for 2025 Annual Meeting of Shareholders
In the event that Despegar holds the 2025 annual meeting of shareholders, a shareholder may present proper proposals for inclusion in the Despegar proxy statement and for consideration at next year’s annual meeting of shareholders in accordance with the requirements set forth in Despegar’s Amended and Restated Memorandum and Articles of Association).
Householding of Special Meeting Materials
A single copy of the proxy materials will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that they will be “householding” communications to your address, “householding” will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in “householding” and would prefer to receive a separate copy of proxy materials, please notify your bank, broker or other nominee or Despegar. Direct your written request to Despegar,com, Corp. at Despegar.com, Corp., Commerce House, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands, Attention: Investor Relations or Secretary. Shareholders who currently receive multiple copies of the proxy materials at their addresses and would like to request “householding” of their communications should contact their bank, broker or other nominee.

WHERE YOU CAN FIND MORE INFORMATION
Despegar is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and the equity securities of the Despegar are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. Moreover, as a foreign private issuer, neither U.S. federal securities laws nor the rules of the NYSE require us to file this proxy statement or any proxy solicitation materials accompanying this proxy statement on Schedule 14A or 14C in connection with the Special Meeting. Despegar is soliciting proxies in connection with the Special Meeting in accordance with applicable rules and regulations of the British Virgin Islands.
Despegar is subject to the information requirements of the Exchange Act applicable to foreign private issuers. We file reports and other information with the SEC. Our SEC filings are available to the public at the SEC website at www.sec.gov. You also may obtain free copies of the documents we file with the SEC, including this proxy statement, by going to the Investor Relations page of our website at https://investor.despegar.com/financials/sec-filings/default.aspx. Our website address is provided as an inactive textual reference only. The information provided on, or accessible through, our website is not part of this proxy statement, and therefore is not incorporated herein by reference.
Statements contained in this proxy statement regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document attached as an exhibit hereto. The SEC allows us to “incorporate by reference” information into this proxy statement, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement. This proxy statement and the information that we later file with the SEC may update and supersede the information incorporated by reference. Similarly, the information that we later file with the SEC may update and supersede the information in this proxy statement or incorporated by reference subsequent to the date of this proxy statement. This proxy statement incorporates by reference the documents set forth below that we have previously filed with the SEC.
•
Despegar’s Annual Report on Form 20-F for the year ended December 31, 2023 (the “Annual Report”), filed with the SEC on April 26, 2024; and

•
Despegar’s Current Reports on Form 6-K, filed with the SEC on April 29, May 16, August 9, August 15, September 25, November 14, November 22, December 12, December 23, and December 30, 2024 and on January 29, 2025.

We also incorporate by reference into this proxy statement additional documents that we may file with the SEC under the Exchange Act between the date of this proxy statement and the earlier of the date of the Special Meeting or the termination of the Merger Agreement.
Notwithstanding the foregoing, we will not incorporate by reference into this proxy statement any documents or portions thereof that are not deemed “filed” with the SEC after the date of this proxy statement unless, and except to the extent, specified in such filing.
Despegar’s SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov.
Any person to whom this proxy statement is delivered may request copies of proxy statements and any of the documents incorporated by reference in this document or other information concerning us by written or telephonic request directed to Despegar’s address below. If you would like to request documents from us, please do so as soon as possible, to receive them before the Special Meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt method, within one (1) business day after we receive your request. Documents incorporated by reference are available without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference into those documents.

Despegar.com, Corp.
Commerce House, Wickhams Cay 1,
Road Town, Tortola, British Virgin Islands
If you have any questions concerning the Merger Agreement, the Plan of Merger, the Transactions, the Special Meeting or the proxy statement, or would like additional copies of the proxy statement or need help voting your Ordinary Shares, please contact our proxy solicitor:
Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Holders may call toll free: 1 (877) 750-8240 (from the U.S. and Canada)
From outside the U.S. and Canada, please call:
+1 (412) 232-3651
Banks and Brokers may call collect:
(212) 750-5833
Email (for material requests only):
info@innisfreema.com

MISCELLANEOUS
We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement, the annexes to this proxy statement, any amendments or supplements to this proxy statement, and the documents that we incorporate by reference into this proxy statement. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This proxy statement is dated January 30, 2025. You should not assume that the information contained in this proxy statement is accurate as of any date other than that date (or as of an earlier date if so indicated in this proxy statement), and the mailing of this proxy statement to shareholders does not create any implication to the contrary. This proxy statement does not constitute a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make a proxy solicitation.

Annex A

AGREEMENT AND PLAN OF MERGER
by and among
MIH INTERNET HOLDINGS B.V.,
MIH INVESTMENTS MERGER SUB LIMITED
and
DESPEGAR.COM, CORP.
Dated as of December 23, 2024

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER, dated as of December 23, 2024 (this “Agreement”), by and among MIH Internet Holdings B.V., a Netherlands private limited liability company (besloten vennootschap) (“Parent”), MIH Investments Merger Sub Limited, a British Virgin Islands business company with limited liability with BVI company number 2165599 and a wholly owned Subsidiary of Parent (“Merger Sub”), and Despegar.com, Corp., a British Virgin Islands business company with limited liability with BVI company number 1936519 (the “Company” and together with Parent and Merger Sub, collectively, the “parties” and each individually a “party”). All capitalized terms used in this Agreement will have the meanings assigned to such terms in Section 9.03 or as otherwise defined elsewhere in this Agreement.
RECITALS
WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the BVI Business Companies Act (Revised Edition 2020) (as amended) (the “BVI Act”), Parent, Merger Sub and the Company have agreed to enter into a business combination transaction pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub will thereupon cease and the Company will continue as the surviving company in the Merger and a wholly owned Subsidiary of Parent;
WHEREAS, the board of directors of the Company (the “Company Board”) has formed a Transaction Committee of the Company Board (the “Transaction Committee”) and the Transaction Committee, by resolutions adopted at a meeting duly called and held, has unanimously (a) determined that this Agreement, the Merger and the other Transactions (as defined below) to be consummated by the Company are advisable and fair to, and in the best interests of, the Company and its shareholders, (b) recommended that the Company Board authorize and approve the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions to be consummated by the Company, including the Merger, and (c) recommended that, subject to approval by the Company Board, the Company Board recommend adoption of this Agreement and approval of the Merger by the shareholders of the Company and direct that the adoption of this Agreement be submitted to a vote of the Company’s shareholders;
WHEREAS, the Company Board, by resolutions duly adopted at a meeting duly called and held, has, acting upon the recommendation of the Transaction Committee, (a) determined that this Agreement, the Merger and the other Transactions to be consummated by the Company are advisable and fair to, and in the best interests of, the Company and its shareholders, (b) duly authorized and approved the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions to be consummated by the Company, including the Merger, and (c) resolved, subject to Section 6.03(e), to recommend adoption of this Agreement and approval of the Merger by the shareholders of the Company;
WHEREAS, the board of directors of Merger Sub has (a) determined that this Agreement, the Merger and the other Transactions to be consummated by Merger Sub are advisable and fair to, and in the best interests of, Merger Sub and its sole shareholder, (b) duly authorized and approved the execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger Sub of the Transactions to be consummated by it, including the Merger, and (c) resolved to recommend adoption of this Agreement and approval of the Merger by the sole shareholder of Merger Sub;
WHEREAS, the board of directors of Parent (the “Parent Board”) has duly authorized and approved the execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the Transactions to be consummated by it;
WHEREAS, upon consummation of the Merger, each Share (as defined below) issued and outstanding immediately prior to the Effective Time, other than Excluded Shares (as defined below), will be canceled and converted into the right to receive the Merger Consideration (as defined below), upon the terms and subject to the conditions of and any exceptions in this Agreement; and
WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and material inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, certain shareholders of the Company (including the holder of the Series A Preferred Shares) have entered into a voting and support agreement with Parent in the form attached as Exhibit C (each a “Voting Agreement”), pursuant to which such shareholders have agreed to vote in favor of, and support the consummation of, the Merger in accordance with the terms thereof (including by agreeing to provide the Series A Preferred Shareholder Approval).
NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:
ARTICLE I
THE MERGER
SECTION 1.01   The Merger.   Upon the terms and subject to the conditions set forth in Article VII, and in accordance with the BVI Act, at the Effective Time, Merger Sub shall be merged with and into the Company, with the Company continuing as the surviving company (the “Surviving Company”) in the Merger and a wholly owned Subsidiary of Parent, and Merger Sub shall be struck off the BVI Register of Companies in accordance with the BVI Act.
SECTION 1.02   Closing.   Unless this Agreement shall have been validly terminated in accordance with Section 8.01, the closing of the Merger (the “Closing”) will take place by electronic exchange of the required closing deliverables at 10:00 a.m., New York time, on the third (3rd) Business Day after the satisfaction or written waiver (where permissible under applicable Law) of all of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing but subject to their satisfaction or written waiver (where permissible) at such time), unless another time, date or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.
SECTION 1.03   Effective Time.   On the Closing Date, or on such other date as Parent and the Company may agree to in writing, Parent, Merger Sub and the Company shall execute and file as a premium filing (as such term is used by the Registrar of Corporate Affairs of the British Virgin Islands (the “Registrar”)) articles of merger in substantially the form attached as Exhibit A hereto (the “Articles of Merger”), which will have attached to it a plan of merger in substantially the form attached as Exhibit B hereto (the “Plan of Merger”) with the Registrar (in each case with the appropriate modifications to take account of the relevant treatment of the Series A Preferred Shares contemplated by Section 2.01(b) of this Agreement), and at the Closing, shall make any and all other filings or recordings required under the BVI Act in connection with the Merger (including the filing by Merger Sub’s registered agent of a letter confirming it has no objections to the Merger). The Merger shall become effective at such time as the Articles of Merger are duly registered by the Registrar, or at such other date or time as Parent and the Company shall agree in writing (subject to the requirements of the BVI Act) and shall specify in the Articles of Merger (the time the Merger becomes effective, the “Effective Time”).
SECTION 1.04   Effects of the Merger.   At the Effective Time, the effects of the Merger shall be as provided in this Agreement, the Articles of Merger, the Plan of Merger and the applicable provisions of the BVI Act. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges and powers of the Company and Merger Sub shall vest in the Surviving Company, and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.
SECTION 1.05   Governing Documents.   Unless otherwise determined by Parent prior to the Effective Time, and by virtue of the Merger and pursuant to the Articles of Merger, but subject to, and without limiting, Section 6.04, the Company Governing Documents as in effect immediately prior to the Effective Time shall be the memorandum and articles of association of the Surviving Company.
SECTION 1.06   Directors and Officers of the Surviving Company.   The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Company and the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Company, in each case until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company. At the Closing, (A) the Company shall deliver or procure to be delivered (i) to the Company Board (with copies to Parent and Merger Sub) letters of resignation from each of the existing directors (other than the Series A Director and the Expedia Director) and officers of the Company (or shall otherwise procure such directors and officers are removed effective as of the Effective Time) resigning effective as of, and contingent on, the Effective Time and (ii) to Parent and Merger Sub, a copy of resolutions of the Company Board appointing the directors and officers of Merger Sub to fill the available vacancies, in each case, effective as of the Effective Time, and (B) Parent and Merger Sub shall deliver letters from each director and officer of Merger Sub consenting to so act as a director and/or officer of the Surviving Company effective as of the Effective Time. The Company shall use commercially reasonable efforts to procure the resignation of the Series A Director and the Expedia Director effective as of the Effective Time.
SECTION 1.07   Subsequent Actions.   If, at any time after the Effective Time, the Surviving Company shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Company, its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub vested in or to be vested in the Surviving Company as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each such company or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Company or otherwise to carry out this Agreement.
ARTICLE II
EFFECTS ON SECURITIES; EXCHANGE PROCEDURES
SECTION 2.01   Effects on Shares.   At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:
(a)   Conversion of Ordinary Shares.   Each Ordinary Share issued and outstanding immediately prior to the Effective Time, other than Ordinary Shares to be canceled in accordance with Section 2.01(c) or Section 2.04 or Dissenting Shares (collectively, the “Excluded Shares”), shall be canceled and shall be converted automatically into the right to receive $19.50 in cash, without interest (the “Ordinary Share Consideration”). The Ordinary Share Consideration is payable in accordance with Section 2.02(b).
(b)   Treatment of Series A Preferred Shares.
(i)   Provided the Series A Preferred Shareholder Approval has been obtained and is in full force and effect at Closing, each Series A Preferred Share issued and outstanding immediately prior to the Effective Time (together with the Ordinary Shares, the “Shares”), shall be canceled and shall be converted automatically into the right to receive a cash price per Series A Preferred Share equal to (a) the product of (x) 110.0% and (y) the sum of (i) $1,000 per share and (ii) any Accrued Dividends per Series A Preferred Share, plus (b) without duplication, any accrued and unpaid Dividends to, but excluding, the Closing Date (the “Series A Preferred Share Consideration” and together with the Ordinary Share Consideration, the “Merger Consideration”). From and after the Effective Time, holders of the Series A Preferred Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Series A Preferred Shares, except the right to receive the Series A Preferred Share Consideration in accordance with this Section 2.01(b). The Series A Preferred Share Consideration is payable in accordance with Section 2.02(b).
(ii)   If the Series A Preferred Shareholder Approval has not been obtained or is not in full force and effect at the Closing, each Series A Preferred Share issued and outstanding immediately prior to the Effective Time shall remain outstanding as a Series A Preferred Share of the Surviving Company and shall be unaffected by the Merger. In such a case, the references to “Merger Consideration” in this Agreement shall be deemed to exclude the Series A Preferred Share Consideration and the references to “Shares” shall be deemed to exclude the Series A Preferred Shares.

(c)   Cancellation of Treasury Shares and Parent-Owned Shares.   Each Share held in the treasury of the Company or owned by any direct or indirect wholly owned Company Subsidiary and each Share owned by Merger Sub, Parent or any direct or indirect wholly owned Subsidiary of Parent immediately prior to the Effective Time shall automatically be canceled for no consideration (and without any conversion thereof and no payment or distribution shall be made with respect thereto).
(d)   Shares of Merger Sub.   Each ordinary share, without par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable ordinary share, without par value, of the Surviving Company (each, a “Surviving Company Ordinary Share”).
SECTION 2.02   Exchange Procedures and Payment Fund.
(a)   Paying Agent.   Prior to the Effective Time, Parent shall appoint a bank or trust company approved (such approval not to be unreasonably withheld, conditioned or delayed) in advance by the Company (the “Paying Agent”), and enter into a paying agent agreement, in form and substance reasonably acceptable to the Company (the “Paying Agent Agreement”), with such Paying Agent for the purpose of paying to the holders of (i) Shares represented by both book-entry and certificates (“Certificated Shares” with such certificates representing Shares being referred to as “Share Certificates”) and (ii) Shares represented exclusively by book-entry (“Book-Entry Shares”) the Merger Consideration in accordance with this Article II. At or prior to the Effective Time, Parent shall deposit, or cause Merger Sub to deposit, with the Paying Agent, for the benefit of the holders of Shares (other than Excluded Shares), cash in an amount sufficient to pay the aggregate Merger Consideration required to be paid pursuant to Section 2.01(a) (such cash being hereinafter referred to as the “Payment Fund”). The Payment Fund shall not be used for any other purpose. The Payment Fund shall be invested by the Paying Agent as directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, and that such investments shall only be invested in the manner provided in the Paying Agent Agreement. In the event the amount of the Payment Fund is insufficient to make the payments contemplated by Section 2.01(a), Parent shall promptly deposit, or cause to be deposited, with the Paying Agent such additional funds to ensure that the Payment Fund, at all relevant times, is maintained at a level sufficient to make such payments. Any net profit resulting from, or interest or income produced by, such investments shall be the property of, and payable to, the Surviving Company.
(b)   Exchange Procedures.   As promptly as practicable after the Effective Time (and in any event, within two (2) Business Days thereafter), Parent shall cause the Paying Agent to mail to each holder of record of Certificated Shares, the underlying Shares of which were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement: (i) a letter of transmittal, which shall specify that delivery of the Share Certificates representing such Shares shall be effected, and risk of loss and title to the Share Certificates shall pass, only upon delivery of such Share Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent, and shall otherwise be in customary form and have such other provisions as Parent or the Paying Agent may reasonably specify; and (ii) instructions for effecting the surrender of the Share Certificates in exchange for payment of the Merger Consideration. Upon surrender of Share Certificates (or effective affidavits of loss in lieu thereof) for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, and upon delivery of a letter of transmittal, duly executed and in proper form, with respect to such Share Certificates, the holder of such Share Certificates shall be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver to such holder, in accordance with the letter of transmittal and instructions thereto, the Merger Consideration for each Share formerly represented by such Share Certificates (subject to any withholding of Taxes required by applicable law as provided in Section 2.02(e)). Any Share Certificates so surrendered shall forthwith be canceled. The Merger Consideration paid upon the surrender of Share Certificates shall be deemed to have been paid in full satisfaction of all rights pertaining to Shares formerly represented by such Share Certificates. If payment of the Merger Consideration is to be made to a person other than the person in whose name any surrendered Share Certificate is registered, it shall be a condition precedent of payment that the person requesting such payment shall have paid any transfer or other Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Shares that the Share Certificate so surrendered represented or shall have established to the satisfaction of the Paying Agent that such Taxes either have been paid or are not payable. Any holder of Book-Entry Shares shall not be required to deliver a Share Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article II. In lieu thereof, each registered holder of one or more Book-Entry Shares shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as soon as reasonably practicable after the Effective Time (and in any event, within one (1) Business Day thereafter), the Merger Consideration payable for each such Book-Entry Share. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the person in whose name such Book-Entry Shares are registered. Until exchanged as contemplated hereby, each Certificated Share or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Agreement. No interest shall be paid or shall accrue on any cash payable to holders of Certificated Shares or Book-Entry Shares pursuant to the provisions of this Article II.
(c)   No Further Rights.   From and after the Effective Time, holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares and as shareholders of the Company, except (i) the right to receive the Merger Consideration in accordance with Section 2.01(a), and Section 2.01(b) and (ii) as provided herein or by Law.
(d)   Termination of Payment Fund.   Any portion of the Payment Fund that remains undistributed to the holders of Shares (other than Excluded Shares) twelve (12) months after the Effective Time shall be delivered to the Surviving Company and any holders of Shares (other than Excluded Shares) who have not theretofore complied with this Article II shall thereafter look only to the Surviving Company for, and the Surviving Company shall remain liable for, payment of their claim for the Merger Consideration. Any portion of the Payment Fund remaining unclaimed by holders of Shares (other than Excluded Shares) as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become the property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any person previously entitled thereto. Neither Parent nor the Surviving Company shall be liable to any person in respect of any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
(e)   Withholding Rights.   Each of the Paying Agent, the Surviving Company, Parent and their respective agents shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares or Equity Awards such amounts as it is required to deduct and withhold with respect to such payment under all applicable federal, state or local Tax laws and pay such withholding amount over to the appropriate Governmental Authority. To the extent that amounts are so withheld by the Paying Agent, the Surviving Company, Parent or their respective agents, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares or Equity Awards in respect of which such deduction and withholding were made by the Paying Agent, the Surviving Company, Parent or their respective agents, as the case may be. Parent shall cooperate in taking reasonable actions identified by the Company that would establish exemptions from or reductions of any anticipated withholding (other than for the avoidance of doubt in respect of amounts treated for tax purposes as compensation).
(f)   Lost Certificates.   If any Share Certificate shall have been lost, stolen or destroyed, then upon (i) the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and (ii) if required by the Surviving Company, an indemnity bond in form and substance and with surety reasonably satisfactory to the Surviving Company, the Paying Agent shall pay in respect of such lost, stolen or destroyed Share Certificate the Merger Consideration to which the holder thereof is entitled pursuant to Section 2.01(a) or Section 2.01(b).
SECTION 2.03   Register of Members.   On the Business Day immediately preceding the Closing, the Company shall deliver to Parent a certified copy of the register of members of the Company as of the day immediately prior to the Closing Date and cause the register of members of the Company to be closed, and there shall be no further registration of transfers of Shares thereafter in the register of members of the Company. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Share Certificates presented to the Paying Agent or Parent for any reason shall be canceled against delivery of the Merger Consideration to which the holders thereof are entitled pursuant to Section 2.01(a) or Section 2.01(b).
SECTION 2.04   Equity Awards.
(a)   At the Effective Time, each outstanding and unexercised option to purchase Shares granted under any Company Stock Plan (each, a “Company Option”), whether vested or unvested, with an exercise price per Share that is less than the Ordinary Share Consideration shall, by virtue of the Merger and without further action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the amount by which the Ordinary Share Consideration exceeds the applicable exercise price per Share of such Company Option and (ii) the aggregate number of Shares remaining issuable upon exercise of such Company Option, less applicable Taxes and authorized deductions. Parent shall cause the Surviving Company to make the payments contemplated by this Section 2.04(a), through the Surviving Company’s payroll system, as promptly as practicable following the Effective Time (and in no event later than the Surviving Company’s next ordinarily scheduled payroll run that occurs at least four (4) Business Days following the Effective Time).
(b)   At the Effective Time, each Company Option, whether vested or unvested, that has an exercise price per Share that is equal to or greater than the Ordinary Share Consideration shall, by virtue of the Merger and without further action on the part of the holder thereof, be cancelled without the payment of consideration.
(c)   At the Effective Time, each Company RSU that is vested as of immediately prior to the Effective Time (each, a “Vested RSU”), shall, by virtue of the Merger and without further action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the Ordinary Share Consideration and (ii) the aggregate number of Shares subject to such Vested RSU, less applicable Taxes and authorized deductions. Parent shall cause the Surviving Company to make the payments contemplated by this Section 2.04(c), through the Surviving Company’s payroll system, as promptly as practicable following the Effective Time (and in no event later than the Surviving Company’s next ordinarily scheduled payroll run that occurs at least four (4) Business Days following the Effective Time).
(d)   At the Effective Time, each outstanding Company RSU that is not a Vested RSU or a Continued RSU (each, an “Other RSU”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into a contingent right to receive from the Surviving Company or any of its Affiliates an aggregate amount (without interest) in cash (a “Restricted Cash Award”) equal to the product of (i) the Ordinary Share Consideration and (ii) the aggregate number of Shares subject to such Other RSU, less applicable Taxes and authorized deductions. Each such Restricted Cash Award assumed and converted pursuant to this Section 2.04(d) shall continue to have, and shall be subject to, the same vesting terms and conditions and settlement schedule as applied to the corresponding Other RSU immediately prior to the Effective Time.
(e)   At the Effective Time, each outstanding Company RSU that was granted on or following the date of this Agreement (each, a “Continued RSU”) shall, by virtue of the Merger and without any action on the part of the holder thereof, remain outstanding as a restricted stock unit in respect of Surviving Company Ordinary Shares (each, a “Surviving Company RSU”) (subject to any necessary adjustment to prevent dilution or enlargement of the rights of the holder with respect thereto) and on substantially the same terms and conditions (including vesting) as in effect immediately prior to the Effective Time (including any “double-trigger” vesting provisions applicable to the Continued RSUs pursuant to their terms as in effect as of the Effective Time); provided that, upon vesting and settlement, the Surviving Company RSUs may be settled at the written election of the holder (which election shall be made no later than two Business Days prior to the settlement date of the Surviving Company RSU; provided that, if the Surviving Company does not receive a written election from the holder of such Surviving Company RSU, the Surviving Company may determine the form of settlement) in either (i) cash or (ii) publicly traded equity securities (such as “N” ordinary shares in the capital of Prosus N.V.), in each case less applicable Taxes and authorized deductions, where the fair market value of the Surviving Company RSUs shall be determined by the independent appraiser that values all the investment companies of Parent and its Affiliates in accordance with their normal valuation procedures; provided that, Parent shall cooperate with the Surviving Corporation in good faith to ensure that treatment of the Surviving Company RSUs shall be in accordance with applicable Law.
(f)   Prior to the Effective Time, the Company Board (and/or the compensation committee (or equivalent committee) of the Company Board) shall adopt such resolutions as are necessary to give effect to the transactions contemplated by this Section 2.04. From and after the Effective Time, holders of Equity Awards shall cease to have any rights with respect to such Equity Awards, except the right to receive the payments contemplated by this Section 2.04. The Company shall take all actions necessary to ensure that, from and after the Effective Time, neither Parent nor the Surviving Company will be required to deliver Shares to any person pursuant to or in settlement of any Equity Awards.
SECTION 2.05   Certain Adjustments.   Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding Shares shall have been changed into a different number of shares or a different class, by reason of any share dividend, subdivision, reclassification, recapitalization, split, division, combination, consolidation, issue of bonus shares or exchange of shares, or any similar event shall have occurred, then the Merger Consideration shall be appropriately adjusted to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided that this sentence shall not be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.
SECTION 2.06   Dissenting Shares.   Notwithstanding anything in this Agreement to the contrary, and only to the extent available under the BVI Act, if a holder of Shares (a “Dissenting Shareholder”) properly demands in writing, and does not withdraw or lose, its dissenters’ rights for such Shares, in accordance with Section 179 of the BVI Act (the “Dissenting Shares”) and otherwise complies with all provisions of the BVI Act relevant to the exercise and perfection of dissenters’ rights, then such Shares shall not be converted into the right to receive the Merger Consideration, and the Dissenting Shareholder shall be entitled to receive an amount for such Dissenting Shares calculated in accordance with Section 179 of the BVI Act (the “Dissenter Consideration”). For the avoidance of doubt, from and after the Effective Time, the Dissenting Shares will automatically be cancelled as a result of the Merger and will cease to exist or be outstanding and each shareholder who has properly exercised such dissenters’ rights will cease to be a member or shareholder of the Company (and will not be a member or shareholder of the Surviving Company) and will not have any rights of a shareholder of the Company or the Surviving Company with respect to the Dissenting Shares (including any right to receive such holder’s portion of the Merger Consideration), except the right to receive payment of the Dissenter Consideration, unless, after the Effective Time, such holder fails to perfect or withdraws or otherwise loses his, her or its right to dissent, in which case the Dissenting Shares will only have the right to receive the Merger Consideration, without interest thereon, upon surrender of the Share Certificates, if any, in accordance with this Article II. The Company shall give Parent prompt notice and copies of any written objection to the Merger, any written notice of a decision to elect to dissent or other instruments given pursuant to Section 179 of the BVI Act, any attempted withdrawals of such objections, elections, demands and any other instruments served pursuant to the BVI Act and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Parent shall have the right to participate in and direct all negotiations and Actions with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands, approve any withdrawal of any such demands or agree to do any of the foregoing.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except (a) as set forth in the section or subsection of the disclosure schedule prepared by the Company and delivered to Parent and Merger Sub in connection with the execution and delivery of this Agreement (the “Company Disclosure Schedule”) corresponding to the particular section or subsection of this Article III, or to the extent the qualifying nature of a disclosure in any other section or subsection of the Company Disclosure Schedule with respect to a specific representation and warranty is readily apparent on the face of such disclosure, or (b) other than with respect to Section 3.01, Section 3.04, Section 3.05, Section 3.06(b), Section 3.23, Section 3.24 and Section 3.25, as disclosed in any SEC Reports filed after January 1, 2022 and at least two (2) Business Days prior to the date of this Agreement (but (i) without giving effect to any amendment thereof filed with the Securities and Exchange Commission (the “SEC”) on or after the date that is two (2) Business Days prior to the date of this Agreement, and (ii) excluding any risk factor disclosures contained under the heading “Risk Factors” (other than any factual information contained therein) and any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are forward-looking, cautionary or predictive in nature), the Company hereby represents and warrants to Parent and Merger Sub as follows:
SECTION 3.01   Organization and Qualification.   The Company is a business company, validly existing and in good standing under the laws of the British Virgin Islands and has the requisite power and authority to own and operate its properties and to carry on its business as it is now being conducted, except where the failure to be in good standing would not have a Company Material Adverse Effect. The Company is duly qualified or licensed as a foreign legal entity to do business, and is in good standing, in each jurisdiction where the character of the assets and properties owned or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not have a Company Material Adverse Effect.
SECTION 3.02   Subsidiaries.
(a)   Section 3.02(a) of the Company Disclosure Schedule sets forth a true and complete list as of the date of this Agreement of the name and jurisdiction of organization of each Company Subsidiary and each holder of any and all Equity Interests of each Company Subsidiary. Except for the Equity Interests of the Company Subsidiaries, the Company does not directly or indirectly own any Equity Interests in any other person.
(b)   Each Company Subsidiary is a corporation or other entity validly existing and in good standing (or the equivalent concept to the extent applicable) under the Laws of the jurisdiction of its incorporation or organization. Each Company Subsidiary is duly qualified, licensed or authorized to do business and is in good standing in every jurisdiction (to the extent such concept exists in such jurisdiction) in which its ownership of property or the conduct of its business as now conducted requires such qualification, license or authorization, except where the failure to be so qualified, licensed or authorized or in good standing would not have a Company Material Adverse Effect. Each Company Subsidiary has all requisite corporate power and authority and all permits necessary to own and operate its properties and to carry on its business as it is now being conducted, except where the failure to hold such permits would not have a Company Material Adverse Effect.
(c)   Each outstanding Equity Interest of a Company Subsidiary that is held, directly or indirectly, by the Company is duly authorized, validly issued, fully paid and nonassessable and was issued free of preemptive (or similar) rights, and each such Equity Interest is owned by the Company or a Company Subsidiary free and clear of all Liens (other than Permitted Liens).
(d)   There are no Equity Interests or outstanding equity awards of any Company Subsidiary obligating the Company or any Company Subsidiary to issue, sell or grant any Equity Interests of any Company Subsidiary.
SECTION 3.03   Company Governing Documents.   The Company has made available to Parent a true and complete copy of (a) the Company Governing Documents and (b) the memorandum and articles of association, certificate of incorporation and bylaws or equivalent organizational documents of each Company Subsidiary, each as in effect as of the date of this Agreement. Each such certificate of incorporation and bylaws (or equivalent organizational documents) is in full force and effect as of the date of this Agreement. The Company is not in violation of any provisions of the Company Governing Documents. None of the Company Subsidiaries is in violation of any of the provisions of its certificate of incorporation and bylaws (or equivalent organizational documents).
SECTION 3.04   Capitalization.
(a)   The Company is authorized to issue an unlimited number of shares which currently consists of (i) an unlimited number of ordinary shares, without par value (the “Ordinary Shares”), (ii) 150,000 series A preferred shares, without par value (the “Series A Preferred Shares”) and (iii) 50,000 series B preferred shares, without par value (the “Series B Preferred Shares” and, collectively with the Ordinary Shares and the Series A Preferred Shares, the “Company Shares”).
(b)   As of December 20, 2024 (the “Capitalization Date”): (i) 84,442,286 Ordinary Shares were issued and 83,587,725 Ordinary Shares were outstanding, all of which are duly authorized, validly issued, fully paid and nonassessable and were issued free of preemptive (or similar) rights; (ii) 150,000 Series A Preferred Shares were issued and outstanding, all of which are duly authorized, validly issued, fully paid and nonassessable and were issued free of preemptive (or similar) rights; (iii) no Series B Preferred Shares were issued and outstanding; (iv) 854,561 Ordinary Shares were held in the treasury of the Company; (v) no Ordinary Shares were held by the Company Subsidiaries; and (vi) 6,502,403 Ordinary Shares were reserved for future issuance in connection with the Company Stock Plans (including 386,180 Ordinary Shares subject to issued and outstanding Company Options and 960,716 Ordinary Shares subject to issued and outstanding equity-settled Company RSUs). All Ordinary Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive (or similar) rights.
(c)   The Company has provided a true and complete list, as of the date of this Agreement, of (i) the number of Ordinary Shares subject to each outstanding Company Option, the name of the holder, the exercise price, the grant date, the exercise period and the vesting schedule of each such Company Option, and (ii) the number of Ordinary Shares subject to each outstanding Company RSU, the name of the holder, the grant date, the vesting schedule and the settlement date of each such Company RSU.
(d)   There are no bonds, debentures, notes or other indebtedness having general voting rights (or convertible into securities having such rights) of any member of the Company Group issued and outstanding or reserved for issuance. There are no outstanding obligations under Contract (other than any such Contract with Parent or its Affiliates) or otherwise of any member of the Company Group to repurchase, redeem or otherwise acquire any Equity Interests of any member of the Company Group or any other person, or granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Equity Interests of any member of the Company Group or any other person, or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any member of the Company Group or any other person. Other than any Contract to which Parent or its Affiliates is party, none of the Company nor any other member of the Company Group is a party to any shareholders’ agreement, voting trust agreement or registration rights agreement relating to any Equity Interests or any other Contract relating to disposition, voting or dividends with respect to any Equity Interests.
(e)   Except as set forth in this Section 3.04, there are no Equity Interests or outstanding Equity Awards of the Company obligating the Company to issue, sell or grant any Equity Interests of the Company.
SECTION 3.05   Authority Relative to This Agreement.   The Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Transactions to be consummated by it (subject, in the case of the consummation of the Merger, to the receipt of the Company Shareholder Approval). The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions to be consummated by it have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions to be consummated by it (subject, in the case of the consummation of the Merger, to the receipt of the Company Shareholder Approval, the filing of appropriate merger documents as required by the BVI Act and the registration of the Merger by the Registrar). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity) (the “Enforceability Exceptions”).

SECTION 3.06   No Conflict; Required Filings and Consents.
(a)   The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions to be consummated by it will not, (i) conflict with or violate the Company Governing Documents, (ii) assuming that all waiting period terminations or expirations, consents, approvals and other authorizations described in Section 3.06(b) have been obtained and that all filings and other actions described in Section 3.06(b) have been made or taken and the Company Shareholder Approval has been obtained, conflict with or violate any federal, state, local or non-U.S. law, common law, statute, ordinance or law, or any executive order, rule, regulation, standard, Order or agency requirement of any Governmental Authority (“Law”) applicable to the Company Group or by which any property or asset of the Company Group is bound, or (iii) result in any breach or violation of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) by any member of the Company Group under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the loss of any benefit under, or the creation of any Lien on the properties or assets of the Company Group pursuant to, any Material Contract to which a member of the Company Group is a party or by which a member of the Company Group or any property or asset of a member of the Company Group is bound or affected, except, with respect to each of the foregoing clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have a Company Material Adverse Effect.
(b)   The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions to be consummated by it will not, require any consent, approval, authorization or permit of, or filing with or notification to, any federal, state, local or non-U.S. government, regulatory or administrative authority or commission or other governmental authority or instrumentality, accrediting body, administrative contractor or fiscal intermediary, or self-regulatory organization, domestic or non-U.S., or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except for (i) applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, (ii) any filings required under the rules and regulations of the NYSE, (iii) the filing of the Articles of Merger (exhibiting the Plan of Merger) with the Registrar pursuant to the BVI Act, (iv) the notification and waiting period or approval requirements of such other Antitrust Laws or Foreign Investment Laws set forth on Section 3.06(b) of the Company Disclosure Schedule, and (v) when the failure to obtain such consent, approval, authorization or permit of, or to make such filing with or notification to, any Governmental Authority would not have a Company Material Adverse Effect.
SECTION 3.07   Permits.   Except as would not have a Company Material Adverse Effect, each member of the Company Group is in possession of all licenses, permits, approvals, accreditations, certificates, easements, concessions, franchises, variances, exemptions, consents, registrations, clearances, billing or provider numbers, waivers, orders and operating certificates of any Governmental Authority applicable to it and necessary for each such entity to carry on its business as it is now being conducted (the “Company Permits”), and each such Company Permit held by the Company or a Company Subsidiary is in full force and effect. Except as would not have a Company Material Adverse Effect, each member of the Company Group has timely submitted all renewal applications, reports, forms, registrations and documents required to be filed and paid all fees and assessments in connection with the Company Permits and has not received any written notice from a Governmental Authority alleging that it has failed to hold any Company Permits. Except as would not have a Company Material Adverse Effect, no member of the Company Group is, or since January 1, 2022 (the “Lookback Start Date”), has been, in conflict with, or in default, breach or violation of, any Company Permit to which such entity is a party or by which such entity or any property or asset of such entity is bound. Except as would not have a Company Material Adverse Effect, (i) each member of the Company Group is in compliance with the rules and regulations of the Governmental Authority issuing such Company Permits; (ii) there is not pending or, to the Knowledge of the Company, threatened in writing, before any other Governmental Authority any proceeding, notice of violation, order of forfeiture or complaint or investigation against any member of the Company Group relating to any conflict with, or default, breach or violation of, any of the Company Permits or any actual or threatened revocation, cancellation, termination, suspension, restriction, adverse modification or non-renewal of any such Company Permit; and (iii) the actions of the applicable Governmental Authorities granting all Company Permits have not been reversed, stayed, enjoined, annulled or suspended, and there is not pending or, to the

Knowledge of the Company, threatened in writing, any application, petition, objection or other pleading with any other Governmental Authority which challenges or questions the validity of or any rights of the holder under any Company Permit.
SECTION 3.08   Compliance.
(a)   Except as would not be material to the Company Group, taken as a whole, the businesses of the Company and each Company Subsidiary are, and since the Lookback Start Date, have been conducted in compliance with, and neither the Company nor any of the Company Subsidiaries is, or since the Lookback Start Date, has been, in violation of, in each case, any Laws applicable to such entity or by which any property or asset of such entity is bound.
(b)   Except as would not be material to the Company Group, taken as a whole, no investigation by any Governmental Authority with respect to any member of the Company Group is pending or, to the Company’s Knowledge, threatened in writing, nor has any Governmental Authority indicated in writing an intention to conduct the same.
(c)   Except as would not be material to the Company Group, taken as a whole, no member of the Company Group is or, since the Lookback Start Date, has been, and none of their respective directors, officers or, to the Knowledge of the Company, employees or independent contractors is or has been, suspended or debarred from doing business by any Governmental Authority or declared ineligible for government contracting and, to the Company’s Knowledge, no such suspension or debarment action has been commenced.
(d)   Except as would not be material to the Company Group, taken as a whole, since the Lookback Start Date, the Company has not received any complaints through the Company’s whistleblower hotline or equivalent system for receipt of employee concerns regarding possible violations of applicable Law.
SECTION 3.09   Reports; SEC Filings; Financial Statements; Undisclosed Liabilities.
(a)   The Company has timely filed or otherwise furnished (as applicable) all registration statements, prospectuses, forms, reports, certifications, statements and other documents required to be filed or furnished by it under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) since the Lookback Start Date (such documents and any other documents filed by the Company with the SEC, as have been supplemented, modified or amended since the time of filing, collectively, the “SEC Reports”). As of their respective dates, or, if amended prior to the date hereof, as of the date of the last such amendment, the SEC Reports (i) were prepared in all material respects in accordance with the applicable requirements of the Securities Act, the Exchange Act and/or the Sarbanes-Oxley Act, as the case may be, and, in each case, the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended prior to the date hereof, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.
(b)   Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the SEC Reports was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited interim statements, as permitted by the rules of the SEC) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to the absence of notes and normal and recurring year-end adjustments, which, individually or in the aggregate, are not material in amount).
(c)   The Company maintains a system of internal controls over financial reporting (as defined in Rules 3a-15(f) and 15d-15(f) of the Exchange Act) as required by Rules 13a-15 and 15d-15 of the Exchange Act. The Company (A) has established and maintains disclosure controls and procedures (as defined in

Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (B) has disclosed, based on the most recent evaluation by its Chief Executive Officer and its Chief Financial Officer, to the Company’s auditors and the audit committee of the Company Board (1) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.
(d)   No member of the Company Group is a party to, or has any commitment to become a party to, any securitization transaction, joint venture, off-balance sheet partnership or similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, any member of the Company Group in the Company’s published financial statements or other SEC Report.
(e)   Neither the Company nor any Company Subsidiary has any liability or obligation of any nature required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP (whether accrued, absolute, contingent or otherwise), except for liabilities and obligations (i) reflected or reserved against on the consolidated balance sheet of the Company as at December 31, 2023 (including the notes thereto) included in the Company’s Report of Foreign Private Issuer on Form 20-F for the fiscal year ended December 31, 2023 (the “Latest Balance Sheet”), (ii) incurred in connection with the Transactions, or (iii) incurred in the ordinary course of business since the Latest Balance Sheet Date and which would not have a Company Material Adverse Effect.
(f)   Since the Lookback Start Date, subject to any applicable grace periods, the Company has been in and is in compliance with the applicable provisions of the Sarbanes-Oxley Act and the applicable rules and regulations of the NYSE, except as would not have a Company Material Adverse Effect.
(g)   As of the date hereof, there are no material outstanding or unresolved comments in comment letters received from the SEC staff with respect to any SEC Reports and none of the SEC Reports is, to the Knowledge of the Company, the subject of ongoing SEC review. There are no formal internal investigations, any SEC inquiries or investigations or other inquiries or investigations by any Governmental Authority that are pending or, to the Company’s Knowledge, threatened, in each case regarding any accounting practices of the Company or any Company Subsidiary.
(h)   As of the date hereof, there are no Accrued Dividends.
SECTION 3.10   Absence of Certain Changes or Events.
(a)   Since the Latest Balance Sheet Date, through the date of this Agreement, there has not been a Company Material Adverse Effect.
(b)   Since the Latest Balance Sheet Date, through the date of this Agreement, (i) except in connection with the Transactions, the members of the Company Group have conducted their businesses in the ordinary course of business consistent with past practice in all material respects and (ii) no member of the Company Group has taken action that, if taken after the date hereof, would constitute a breach of Section 5.01 (other than Section 5.01(b)(ii) and Section 5.01(b)(viii), and, in the case of each of the foregoing, Section 5.01(b)(xix)).
SECTION 3.11   Litigation.   Except as would not have a Company Material Adverse Effect: (a) as of the date of this Agreement, there is no litigation, suit, claim, action, arbitration, mediation, proceeding or investigation (an “Action”) pending or, to the Knowledge of the Company, threatened against any member of the Company Group, or any property or asset of any member of the Company Group (or, to the Knowledge of the Company, any director or officer of any member of the Company Group in such capacity as director or officer); and (b) no member of the Company Group nor any property or asset of any member of the Company Group is subject to any continuing Order of, or settlement agreement or other similar written agreement with, any Governmental Authority or any Order of any Governmental Authority.
SECTION 3.12   Employee Benefit Plans.
(a)   Section 3.12(a) of the Company Disclosure Schedule sets forth a true and complete list of each material Plan on a jurisdiction-by-jurisdiction basis. As applicable with respect to each material Plan, the Company has made available to Parent (i) true and complete copies of such Plan including all amendments thereto (or a description, if such Plan is not written) or, if the Plan is an individual agreement that is substantially similar to a form, a form thereof, (ii) each trust agreement, insurance contract or other funding arrangement, (iii) the most recent annual report, financial statement or trustee report and (iv) all material, non-routine correspondence received from or provided to any Governmental Authority within the past three years.
(b)   Neither the Company nor any ERISA Affiliate has ever sponsored, maintained, contributed to or been obligated to contribute to, or has (or could reasonably be expected to have) any material liability with respect to, any plan, program, fund, or arrangement that is subject to ERISA or Section 409A of the Code. None of the Company, any of the Company Subsidiaries or any ERISA Affiliate has any current or projected material liability in respect of, and no Plan provides or promises, any defined benefit pension, post-employment or post-retirement health or life insurance or similar benefits to any Employee or Non-Employee Service Provider.
(c)   Each Plan has been established and, since the Lookback Start Date, maintained and administered in all material respects in accordance with its terms and in compliance with applicable Laws and regulatory guidance issued by the applicable Governmental Authority. Each Plan that is intended to be qualified or registered with any Governmental Authority or under applicable Law in order to receive favorable Tax or other legal treatment, meets all the requirements to receive such treatment. To the extent that any Plan is required to be funded, such Plan is and, since the Lookback Start Date, has been funded in accordance with applicable Law.
(d)   With respect to any Plan, (i) no material Actions (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened, and (ii) no material administrative investigation, audit or other administrative proceeding by any Governmental Authority is pending or, to the Knowledge of the Company, threatened.
(e)   Neither the execution of this Agreement nor the consummation of the Transactions shall (either alone or in connection with the termination of employment or service of any current or former Employee or Non-Employee Service Provider following, or in connection with, the Transactions): (i) other than as specifically contemplated by this Agreement with respect to the Equity Awards, accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation pursuant to, any of the Plans or to any current or former Employee or Non-Employee Service Provider; (ii) limit or restrict the right of the Company or any Company Subsidiary or, after the consummation of the Transactions, Parent, to merge, amend or terminate any of the Plans; (iii) entitle any current or former Employee or Non-Employee Service Provider to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit; or (iv) result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code. Neither the Company nor any Company Subsidiary has any obligation to gross-up, indemnify or otherwise reimburse any Employee or Non-Employee Service Provider for any Tax incurred by such person.
(f)   Neither the Company nor any Company Subsidiary has any express or implied commitment (i) to adopt, establish or incur liability with respect to any plan, program, arrangement or agreement or to enter into any contract or agreement to provide compensation or benefits to any individual, in each case other than as required by the terms of the Plans as in effect as of the date hereof or (ii) to modify, change or terminate any Plan (including to increase any compensation or benefits provided thereunder) other than a modification, change or termination required by applicable Law.

(g)   All material contributions, premiums and payments that are due have been made for each Plan within the time periods prescribed by the terms of such Plan and applicable Law.
SECTION 3.13   Labor and Employment Matters.
(a)   Neither the Company nor any Company Subsidiary is a party to, or is currently negotiating, any collective bargaining agreement, works council arrangement or other labor union contract applicable to Employees, nor, to the Knowledge of the Company, are there any activities or proceedings of any labor union or works council pending or, to the Knowledge of the Company, threatened, to organize any such Employees. There are no, and since the Lookback Start Date, there have been no, unfair labor practice complaints pending against the Company or any Company Subsidiary or, to the Knowledge of the Company, threatened, before any Governmental Authority or any current union representation questions involving Employees. There are no, and since the Lookback Start Date, there has been no strike, work stoppage or lockout pending, or, to the Knowledge of the Company, threatened, by or with respect to any current or former Employees or Non-Employee Service Providers of the Company or any Company Subsidiary. The consent of, consultation of or the rendering of formal advice by any labor or trade union, works council or any other employee representative body is not required for the Company to enter into this Agreement or to consummate any of the Transactions.
(b)   Except as would not be expected to result in material liability to the Company or any Company Subsidiary, the Company and each Company Subsidiary are and have been in compliance with all Laws relating to labor and employment, including those related to wages, hours, overtime, discrimination, sexual harassment, work authorization, immigration, safety and health, information privacy and security, workers’ compensation, wage payment and collective bargaining.
(c)   Since the Lookback Start Date, there have not been any (i) Actions relating to, or complaints, notices or allegations, in each case, made formally through the Company’s internal complaint procedures or, to the Knowledge of the Company, through any other method, relating to, sex-based discrimination, sexual harassment or sexual misconduct, or breach of any sex-based discrimination, sexual harassment or sexual misconduct policy of the Company or any Company Subsidiary relating to the foregoing, in each case involving the Company, a Company Subsidiary or any current or former Employee of the Company having the title of Vice President or above while serving in such capacity or in any other capacity nor, to the Knowledge of the Company, is any such Action threatened or (ii) material settlements or similar out-of-court or pre-litigation arrangements relating to any such matters.
SECTION 3.14   Real Property; Title to Assets.
(a)   Section 3.14(a) of the Company Disclosure Schedule sets forth a true and complete list of all real property owned by the Company or any of the Company Subsidiaries (collectively, the “Owned Real Property”). Except as would not have a Company Material Adverse Effect, the Company or a Subsidiary of the Company has good and valid fee title to each Owned Real Property, in each case free and clear of all Liens and defects in title, except for Permitted Liens.
(b)   Except as would not have a Company Material Adverse Effect, the Company or one of the Company Subsidiaries (i) has valid, legally binding, enforceable and subsisting leasehold or other interests under all the existing leases, subleases, sub-subleases, licenses or other occupancy arrangements for the Leased Real Property (collectively, the “Company Leases”), free and clear of all Liens, except Permitted Liens, and (ii) has actual, exclusive possession of each Leased Real Property.
(c)   Each Company Lease is in full force and effect and is valid, binding and enforceable in accordance with its terms, except that such enforcement may be subject to applicable Enforceability Exceptions. Except as would not have a Company Material Adverse Effect, there is no default under any Company Lease either by any member of the Company Group or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default by any member of the Company Group thereunder. True and complete copies of each Company Lease that contemplate annual payments by the Company Group in excess of $500,000 and all amendments, modifications and supplements thereto have been made available to Parent.

(d)   Except as would not have a Company Material Adverse Effect, the Company Group has valid and subsisting ownership interests in all of the tangible personal property reflected in the Latest Balance Sheet as being owned by the Company Group or acquired after the date thereof (except tangible personal properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Liens, other than Permitted Liens.
SECTION 3.15   Taxes.
(a)   Each member of the Company Group (i) has timely filed (taking into account any extension of time to file granted or obtained) all income and other material Tax Returns required to be filed by them, and such Tax Returns are true and complete in all material respects and (ii) has timely paid all material amounts of Taxes required to be paid by them (whether or not shown as due on any Tax Return) except to the extent that such Taxes are being contested in good faith in appropriate proceedings or for which the Company and the appropriate Company Subsidiary has set aside adequate reserves in accordance with applicable financial accounting rules. All material amounts of Taxes required to have been withheld by any member of the Company Group with respect to amounts paid or owing to any employee, independent contractor, creditor or other third party have been timely withheld and remitted to the applicable Governmental Authority. The Company has properly accrued for all applicable Taxes not yet paid or payable in the Company’s Report of Foreign Private Issuer on Form 6-K for the three-month period ending September 30, 2024.
(b)   There are no pending audits, examinations, investigations, refunds, litigation, proposed adjustments or other proceedings by a Governmental Authority in respect of any material Taxes or Tax Returns of any member of the Company Group, and no such audits, examinations, investigations, refunds, litigation, proposed adjustments or other proceedings have been proposed in writing. No deficiency for any material amount of Tax has been asserted or assessed by any Governmental Authority in writing against any member of the Company Group, which deficiency has not been satisfied by payment, settled or been withdrawn or is not being contested in good faith in appropriate proceedings and for which such member of the Company Group has set aside adequate reserves in accordance with applicable financial accounting rules. There are no material Liens for Taxes on any of the assets of any member of the Company Group, other than Permitted Liens.
(c)   No member of the Company Group has any material liability for the Taxes of another person (i) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) by reason of being a member of an affiliated, consolidated, combined or unitary group (other than a group that solely includes the Company and/or any of the Company Subsidiaries) or (ii) by reason of being party to any Tax sharing, Tax allocation or Tax indemnification agreement or other similar agreement (other than customary Tax indemnification provisions in commercial agreements or arrangements, in each case not primarily relating to Taxes and entered into in the ordinary course of business, or any agreement solely between or among the Company and the Company Subsidiaries).
(d)   No member of the Company Group has received written notice of any claim made by a Governmental Authority in a jurisdiction where the Company or any of the Company Subsidiaries does not file a Tax Return, which claim has not been resolved prior to the date hereof, that the Company or any of the Company Subsidiaries is or may be subject to taxation by that jurisdiction.
(e)   No member of the Company Group has currently in effect any waiver of any statute of limitations in respect of Taxes or any agreement to any extension of time with respect to an assessment or deficiency for Taxes (other than as a result of obtaining an extension of time within which to file a Tax Return).
(f)   No member of the Company Group was a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past two (2) years.
(g)   No member of the Company Group has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4.
(h)   There are no requests for advance Tax rulings, requests for technical advice, requests for change in any method of accounting or any similar requests or determinations in respect of any Tax or Tax asset pending or in progress between any member of the Company Group and any Governmental Authority.

(i)   To the Knowledge of the Company, each member of the Company Group is in compliance in all material respects with all transfer pricing requirements in all jurisdictions in which such member does business. None of the transactions between the Company or any Company Subsidiary and other related Persons is subject to any material adjustment, apportionment, allocation or recharacterization under any Law, and all such transactions have been effected on an arm’s length basis.
SECTION 3.16   Material Contracts.
(a)   Section 3.16(a) of the Company Disclosure Schedule sets forth a true and complete list of each of the following types of Contracts (other than any Plans), including all amendments, supplements and modifications, to which a member of the Company Group is a party as of the date of this Agreement (such Contracts required to be set forth in such list, and each of the following Contracts to which the Company or any Company Subsidiary becomes a party after the date of this Agreement, the “Material Contracts”):
(i)   any Contract (other than purchase orders) for the purchase or lease of materials, supplies, goods, services, equipment or other assets where annual payments made by a member of the Company Group in the year ended December 31, 2023, exceeded $2,000,000 or in the year ending December 31, 2024 are expected to exceed $2,000,000 and is not cancelable without penalty or further payment and without more than one-hundred twenty (120) calendar days’ notice;
(ii)   any Contract (other than purchase orders) involving a distributor, partner or reseller of services pursuant to which a member of the Company Group received payments in excess of $2,000,000 in the aggregate during the year ended December 31, 2023 or expects to receive payments in excess of $2,000,000 in the aggregate during the year ending December 31, 2024, and is not cancelable without penalty or further payment and without more than one-hundred twenty (120) calendar days’ notice;
(iii)   all white label Contracts (other than purchase orders) with actual annual revenues for the year ended December 31, 2023, in excess of $5 million or in the year ending December 31, 2024 which are expected to exceed $5 million;
(iv)   all Contracts that concern the licensing or sublicensing of, or other permission to use, or covenants not to sue with respect to, Intellectual Property that is material to the business of the Company Group, taken as a whole (other than (A) non-exclusive license agreements granted to the Company or any Company Subsidiary for generally commercially available “click-through”, “shrink-wrapped” or off-the-shelf Software on non-discriminatory pricing terms with aggregate annual payments of less than $500,000, (B) non-exclusive licenses granted by the Company or any Company Subsidiary to customers in the ordinary course of business, (C) non-exclusive licenses in agreements with service providers or in non-disclosure Contracts, in each case, that are ancillary to the purpose of such Contract and are entered into in the ordinary course of business and (D) licenses of Open Source Software);
(v)   any Contract containing any non-compete (other than any non-compete Contract with any Employee or Non-Employee Service Provider), right of first offer or negotiation, or right of first refusal provision or any similarly restrictive provision with respect to any line of business, person, property or geographic area, in each case, that materially limits the business of any member of the Company Group;
(vi)   any Contract (A) obligating any member of the Company Group to purchase or otherwise obtain any material service exclusively from a single party or sell any product or service exclusively to a single party, or granting any person “most favored nation” or similar status with respect to any product or service to be provided by the Company, (B) under which any person has been granted the right to sell, market or distribute any material service on behalf of the Company Group on an exclusive basis to any person or group of persons or in any geographical area or (C) prohibiting any member of the Company Group from dealing with third parties for services or products;
(vii)   (A) all joint venture, partnership or other strategic relationship Contracts and (B) all Contracts that provide for, relate to or involve any sharing of revenues, profits or losses with one or more persons, other than, in each of the foregoing cases, such Contracts entered into solely between or among the Company and any wholly owned Company Subsidiaries;

(viii)   all Company Leases that contemplate annual payments by the Company Group in excess of $500,000;
(ix)   all loan agreements, credit agreements, notes, debentures, bonds, mortgages, indentures and other Contracts pursuant to which any indebtedness of the Company or any of the Company Subsidiaries is outstanding or may be incurred and all guarantees of or by the Company or any of the Company Subsidiaries of any indebtedness of any other person (except for any intercompany indebtedness solely between or among the Company and any wholly owned Company Subsidiaries);
(x)   all Contracts providing for the factoring of receivables;
(xi)   any Contract relating to the disposition or acquisition by any member of the Company Group (including by amalgamation, merger, consolidation or acquisition of assets or Equity Interests or any other business combination) any company, corporation, partnership or other business organization (or any division thereof) (A) after the date of this Agreement or (B) prior to the date of this Agreement, that contains any ongoing obligations (including indemnification, “earn-outs,” milestone payments or other similar contingent payments by or to any member of the Company Group for the deferred purchase price of property or services where such contingent payments remain to be paid);
(xii)   any Contract involving commitments to make capital expenditures involving $1,000,000 or more individually in any calendar year;
(xiii)   any Contract containing any “take or pay”, minimum commitments or similar provisions which, in each case, is expected to involve payments (including penalty or deficiency payments) by a member of the Company Group in excess of $1,000,000 in the year ended December 31, 2024 or that is expected to exceed $1,000,000 in the year ending December 31, 2024 and which is not cancelable without penalty or further payment and without more than one-hundred twenty (120) calendar days’ notice;
(xiv)   each settlement agreement entered into since the Lookback Start Date, including any such agreement with a Governmental Authority, that (A) requires a member of the Company Group to pay more than $1,000,000 that remains unpaid or (B) imposes any material ongoing obligations or restrictions on any member of the Company Group or its business after the date of this Agreement;
(xv)   any agency, dealer, sales representative, marketing or other similar Contract pursuant to which any member of the Company Group is expected to pay or receive in excess of $5 million in the year ending December 31, 2024; and
(xvi)   any Contract (except for insertion order Contracts for placing advertisements) between any Governmental Authority, on the one hand, and the Company or any of its Subsidiaries, on the other hand.
(b)   True and complete copies of each Material Contract in effect as of the date hereof have been made available to Parent. Except as would not have a Company Material Adverse Effect, each Material Contract is valid, binding and in full force and effect with respect to the member of the Company Group party thereto and, to the Knowledge of the Company, each other party thereto, in each case, subject to the Enforceability Exceptions. Except as would not be material to the Company Group, taken as a whole, no member of the Company Group has received any written claim of breach or default under or cancellation of any Material Contract which remains unresolved as of the date of this Agreement, and no member of the Company Group is in breach or violation of, or default under, any Material Contract. Except as would not have a Company Material Adverse Effect, (i) no other party is in breach or violation of, or default under, any Material Contract, (ii) no disagreements or disputes exist under any Material Contract and (iii) no member of the Company Group has received any written notice from any person that such person intends to terminate or not renew any Material Contract.
SECTION 3.17   Insurance.   Except as would not have a Company Material Adverse Effect: (a) each member of the Company Group maintains insurance policies (including cybersecurity insurance policies) with reputable insurance carriers or maintains self-insurance practices against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses; and (b) each such insurance policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect and all premiums due and payable thereon have been paid. Except as would not have a Company Material Adverse Effect, no member of the Company Group is in breach or default under any such policy and, to the Company’s Knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default under, or permit termination or modification of, any such policy. Except as would not have a Company Material Adverse Effect, since the Lookback Start Date, no member of the Company Group has received any written notice regarding any invalidation or cancellation of any such insurance policy that has not been renewed in the ordinary course without any lapse in coverage. Except as would not have a Company Material Adverse Effect, since the Lookback Start Date, (i) there have been no claims pending under any of the Company’s insurance policies and, to the Knowledge of the Company, no event has occurred that is reasonably expected to give rise to an insurance claim, and (ii) there was no claim under any of the Company’s insurance policies as to which coverage was questioned, denied or disputed by the underwriters of such policies.
SECTION 3.18   Environmental Matters.   Except as would not have a Company Material Adverse Effect:
(a)   the Company and each Company Subsidiary is, and since the Lookback Start Date, has been, in compliance with all applicable Laws relating to pollution or the protection of the environment or, as such relates to exposure to Hazardous Materials, or the health and safety of persons or property, including the health and safety of employees (collectively, the “Environmental Laws”);
(b)   no releases of (i) any chemicals, contaminants, wastes, petroleum products or byproducts, radioactive materials, asbestos or polychlorinated biphenyls or (ii) any waste, material or substance defined as a “hazardous” or “toxic” substance, material, or waste, or as a “pollutant” or “contaminant”, or analogous terminology under any applicable Environmental Law (“Hazardous Materials”), have occurred at, on, from or under any real property owned, leased or operated by any member of the Company Group; and
(c)   no member of the Company Group has received any written claim or notice, Action or Order from any Governmental Authority or person alleging that a member of the Company Group is or may be in violation of, or has any liability under, any Environmental Law.
SECTION 3.19   Intellectual Property.
(a)   Section 3.19(a) of the Company Disclosure Schedule sets forth a true and complete list as of the date hereof of all Registered Owned Intellectual Property, specifying as to each such item, as applicable, the (i) record owner, (ii) jurisdiction to which the application or registration applies, (iii) application or registration number and (iv) application or registration date. Except as would not have a Company Material Adverse Effect, as of the date hereof, the Company and each Company Subsidiary has paid all registration, maintenance and renewal fees and have made all filings required to maintain their respective ownership of, and the validity and enforceability of, the Registered Owned Intellectual Property.
(b)   Except as would not have a Company Material Adverse Effect, (i) the operation of the business of the Company and each Company Subsidiary does not infringe, misappropriate or otherwise violate, and has not since the Lookback Start Date (or with respect to patents or patent applications, in the past six (6) years), infringed, misappropriated or otherwise violated, the Intellectual Property rights of any third party and (ii) no Actions are pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary alleging any of the foregoing. Except as would not have a Company Material Adverse Effect, to the Knowledge of the Company, no person has, since the Lookback Start Date, engaged in or is engaging in any activity that infringes, misappropriates or otherwise violates any Owned Intellectual Property and neither the Company nor any Company Subsidiary has brought or threatened any Action in connection with the foregoing. Notwithstanding anything in this Agreement to the contrary, the representations and warranties contained in clause (i) of this Section 3.19(b) are the only representations and warranties covering the infringement, misappropriation or other violation of the Intellectual Property rights of any third party.
(c)   Except as would not have a Company Material Adverse Effect, the Company or a Company Subsidiary is the sole and exclusive owner of each item of the Owned Intellectual Property. Except as would not be material to the Company or the applicable Company Subsidiary, each item of the Owned Intellectual Property is owned by the Company or a Company Subsidiary free and clear of all Liens (other than Permitted Liens). Except as would not have a Company Material Adverse Effect, (i) there exist no restrictions on the disclosure, use, license or transfer of the Owned Intellectual Property that would adversely affect the business of the Company or any Company Subsidiary as currently conducted or currently contemplated to be conducted, (ii) the Company and each Company Subsidiary has a valid and enforceable right to use any and all Intellectual Property rights that are licensed to the Company or such Company Subsidiary that are used in, held for use in, or otherwise necessary for the conduct of its respective business as currently conducted or currently contemplated to be conducted and (iii) the consummation of the Transactions will not alter, encumber, impair, extinguish or trigger the release of any Owned Intellectual Property pursuant to any Contract to which the Company or a Company Subsidiary is a party or by which the Company, a Company Subsidiary or any Owned Intellectual Property is bound or affected immediately prior to the Effective Time.
(d)   Each item of the Owned Intellectual Property is (i) subsisting and, to the Knowledge of the Company, valid and enforceable and (ii) not subject to any outstanding Order or Contract that would impair the validity or enforceability thereof, in each case of the foregoing clauses (i) through (ii), except as would not have a Company Material Adverse Effect. No Actions are pending or, to the Knowledge of the Company, threatened against the Company or a Company Subsidiary, challenging or seeking to deny or restrict the rights of the Company or any Company Subsidiary in or to any of the Owned Intellectual Property, or the ownership, registrability, validity, patentability, scope or enforceability of any Owned Intellectual Property, except as would not have a Company Material Adverse Effect.
(e)   Except as would not have a Company Material Adverse Effect, the Company and each Company Subsidiary have taken commercially reasonable steps in accordance with generally accepted industry practice to maintain, enforce and protect the Owned Intellectual Property, including the confidentiality of the trade secrets and other confidential Intellectual Property used or held for use in connection with their respective businesses. Except as would not have a Company Material Adverse Effect, (i) to the Knowledge of the Company, there has been no unauthorized use or disclosure or misappropriation of any trade secrets or other confidential Intellectual Property used or held for use in connection with the business of the Company or any Company Subsidiary by any person and (ii) neither the Company nor any Company Subsidiary has disclosed any trade secrets or other confidential Intellectual Property to any person other than pursuant to written agreements (or comparable professional obligations of confidentiality) that require such trade secrets or other confidential Intellectual Property to be kept confidential and contain reasonably appropriate safeguards against the unauthorized use or disclosure thereof.
(f)   Except as would not have a Company Material Adverse Effect, all current and former employees, contractors and consultants who participated in developing or creating any Intellectual Property for the Company or any Company Subsidiary have executed written Contracts providing for the legally effective assignment by such person to the Company or the applicable Company Subsidiary all right, title and interest of any such Intellectual Property.
(g)   Except as would not have a Company Material Adverse Effect, (i) to the Knowledge of the Company, no source code constituting any Software owned by the Company or any Company Subsidiary has been disclosed, contributed, licensed, released or otherwise made available to any third party (except to third-party service providers engaged by (or on behalf of) and for the benefit of the Company or any Company Subsidiary) or otherwise deposited into escrow for the benefit of any third party (and neither the Company nor any Company Subsidiary has agreed to, or could otherwise be required pursuant to any agreement to, do the foregoing under any circumstance); (ii) to the Knowledge of the Company, none of the Software included in the Owned Intellectual Property or distributed by, or otherwise used in the respective businesses of, the Company or any of the Company Subsidiaries contains any worm, bomb, backdoor, clock, timer, or other disabling device code, design or routine which can cause software to be erased, inoperable, or otherwise incapable of being used, either automatically or upon command and (iii) neither the Company nor any Company Subsidiary has used or distributed any Open Source Software in a manner (including in any System) that would have a “copyleft” effect or obligate any member of the Company Group to disclose, contribute, distribute, license, release or otherwise make available to any third party any source code of any Software owned by any member of the Company Group.

SECTION 3.20   Data Privacy & Cybersecurity.
(a)   Except as would not have a Company Material Adverse Effect, (i) each member of the Company Group is, and at all times since the Lookback Start Date, has been in compliance with all Privacy Requirements, (ii) the Company and the Company Subsidiaries have used commercially reasonable efforts to ensure that all service providers, data processors and other third parties that process any Personally Identifiable Information on behalf of the Company or any of the Company Subsidiaries are bound by written agreements that include any terms required by applicable Privacy Laws and (iii) neither the execution of this Agreement by the Company nor the consummation of the Transactions will result in a breach or violation of any Privacy Requirement by the Company or any Company Subsidiary. Except as would not have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has received any written or, to the Knowledge of the Company, threatened notices or complaints from any person or Governmental Authority alleging, or been subject to any audits or investigations concerning, and no Action is pending or, to the Knowledge of the Company, threatened alleging any failure to comply with any Privacy Requirement. Except as would not have a Company Material Adverse Effect, to the Knowledge of the Company, there has been no unauthorized use, access, disclosure, exfiltration, destruction, modification or other processing of any Personally Identifiable Information in the possession or control of the Company or any Company Subsidiary (each, a “Data Breach”).
(b)   Except as would not have a Company Material Adverse Effect, since the Lookback Start Date, there has been no failure, malfunction, breakdown, performance reduction, outage, compromise, loss, theft, interruption, corruption, intrusion, security breach (including any unauthorized use, access, disclosure, exfiltration, destruction, modification or other processing) or other adverse event affecting any Systems owned or controlled by the Company or any Company Subsidiary or any sensitive or confidential information in the possession or control of the Company or any Company Subsidiary (each, a “Cyber Incident”). Except as would not have a Company Material Adverse Effect, the Company and each Company Subsidiary maintains commercially reasonable technical and organizational measures designed to prevent Data Breaches and Cyber Incidents and protect the confidentiality, integrity, security and availability of the Systems. Except as would not have a Company Material Adverse Effect, to the Knowledge of the Company, the Systems operate and perform in accordance with their written documentation and functional specifications, free from any malware, disabling codes or instructions, spyware, Trojan horses, worms, viruses or other Software routines or devices that could be reasonably expected to permit or cause a Data Breach or Cyber Incident.
SECTION 3.21   Affiliate Transactions.   As of the date of this Agreement, there are no transactions, contracts, arrangements, commitments or understandings between (i) the Company or the Company Subsidiaries, on the one hand, and (ii) any of the Company’s Affiliates, on the other hand, that would be required to be disclosed by the Company under Item 404 of Regulation S-K under the Securities Act (each an “Affiliate Transaction”).
SECTION 3.22   Transaction Committee Approval; Board Approvals; Vote Required.
(a)   The Transaction Committee, by resolutions duly adopted at a meeting duly called and held, has unanimously (i) determined that this Agreement, the Merger and the other Transactions to be consummated by the Company, are advisable and fair to, and in the best interests of, the Company and its shareholders, (ii) recommended that the Company Board authorize and approve the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions to be consummated by the Company, including the Merger, and (iii) recommended that, subject to approval by the Company Board, the Company Board recommend adoption of this Agreement and approval of the Merger by the shareholders of the Company and direct that the adoption of this Agreement be submitted to a vote of the Company’s shareholders.
(b)   The Company Board, by resolutions duly adopted at a meeting duly called and held, has, acting upon the recommendation of the Transaction Committee, (i) determined that this Agreement, the Merger and the other Transactions to be consummated by the Company, are advisable and fair to, and in the best interests of, the Company and its shareholders, (ii) duly authorized and approved the execution, delivery and performance by the Company of the Transactions to be consummated by it, including the Merger, (iii) resolved, subject to Section 6.03(e), to recommend adoption of this Agreement by the shareholders of the Company (such recommendation, the “Company Board Recommendation”) and (iv) directed that the adoption of this Agreement be submitted to a vote of the Company’s shareholders.
(c)   Assuming the accuracy of the representations and warranties in Section 4.04, the (i) affirmative vote of not less than a simple majority of those holders of Company Shares present at the Company Shareholders’ meeting and entitled to vote and voting on the resolution to adopt and approve this Agreement, the Plan of Merger and all transactions contemplated by the foregoing (the “Ordinary Shareholder Approval”) and (ii) (further assuming the Series A Preferred Shares will be canceled in the Merger as contemplated by Section 2.01(b)(i) of this Agreement) the affirmative vote and approval by the holders of all of the Series A Preferred Shares providing class consent and approval to any actions and matters required in respect of this Agreement, the Articles of Merger, the Plan of Merger, and all agreements related to the Merger (the “Series A Preferred Shareholder Approval” and, together with the “Ordinary Shareholder Approval”, the “Company Shareholder Approval”) is the only vote or consent of the holders of any class or series of the Shares or other securities necessary to approve this Agreement and consummate the Merger. It is acknowledged the Series A Preferred Shareholder Approval is not required if the Series A Preferred Shares remain outstanding at the Effective Time as contemplated by Section 2.01(b)(ii) of this Agreement and, in such a case, references to “Company Shareholder Approval” shall be deemed to refer only to the Ordinary Shareholder Approval.
SECTION 3.23   Opinion of Financial Advisor.   Goldman Sachs & Co. LLC (“Goldman Sachs”) has rendered its oral opinion to the Transaction Committee, to be confirmed by a written opinion (the “Opinion”), that, as of the date of such Opinion, and based upon and subject to the factors and assumptions set forth therein, the Ordinary Share Consideration to be paid to the holders (other than Parent and its affiliates) of Ordinary Shares pursuant to this Agreement is fair, from a financial point of view, to such holders. Promptly following the execution of this Agreement, the Company shall deliver or make available to Parent a copy of the Opinion for informational purposes only.
SECTION 3.24   Brokers.   No broker, finder or investment banker (other than Goldman Sachs) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. Prior to the date of this Agreement, the Company has made available to Parent a copy of the engagement letter, dated October 29, 2024, between the Company and Goldman Sachs and such engagement letter has not been amended or modified.
SECTION 3.25   Takeover Laws.   Assuming the accuracy of the representations and warranties in Section 4.04, no “fair price”, “moratorium”, “control share acquisition”, “interested stockholder” or other applicable anti-takeover Law, or any comparable anti-takeover provisions of the Company Governing Documents, would reasonably be expected to restrict or prohibit the execution of this Agreement, each party performing its obligations hereunder or the consummation of the Transactions. The Company has no “rights plan”, “rights agreement” or “poison pill” in effect.
SECTION 3.26   Anti-Corruption Compliance; Sanctions.
(a)   Except as would not be material to the Company Group, taken as a whole, since the Lookback Start Date, no member of the Company Group or any former or current director, officer or, to the Knowledge of the Company, agent, employee, partner or Affiliate acting on behalf of a member of the Company Group, is aware of or has taken any action, directly or indirectly, that has resulted or would result in: (i) a violation by any such person of any applicable Anti-Corruption Laws, including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of any applicable Anti-Corruption Laws; (ii) a violation by any such person of any other applicable Anti-Corruption Laws; or (iii) a violation of, or operation in non-compliance with, any applicable export restrictions, anti-boycott regulations or embargo regulations.
(b)   Except as would not be material to the Company Group, taken as a whole, since the Lookback Start Date, each member of the Company Group has conducted its businesses in compliance in all respects with (i) the FCPA and any other applicable Anti-Corruption Laws and has retained, and continues to retain, accurate books and records and has instituted and continues to maintain policies and procedures reasonably designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith, and (ii) (A) all applicable Laws relating to United States export controls and (B) all applicable anti-boycott prohibitions promulgated pursuant to the Export Administration Act of 1979, as amended, and regulations promulgated thereunder.
(c)   Except as would not be material to the Company Group, taken as a whole, since the Lookback Start Date, (i) each member of the Company Group, each of their respective directors and officers and, to the Knowledge of the Company, employees, acting in their capacity as such, is in compliance in all respects with all applicable Laws relating to its lobbying activities and campaign contributions, if any, and (ii) all filings required to be made under applicable Law relating to such lobbying activities and campaign contributions are accurate and have been properly filed with the appropriate Governmental Authority.
(d)   Except as would not be material to the Company Group, taken as a whole, neither the Company nor any of the Company Subsidiaries nor, to the Knowledge of the Company, any of their respective officers, directors or employees, nor any agent or other third party representative acting on behalf of the Company or any of the Company Subsidiaries is currently, or has been since the Lookback Start Date: (i) a Sanctioned Person; (ii) organized, resident or located in a Sanctioned Country; (iii) engaging in any dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country; or (iv) otherwise in violation of applicable Sanctions Laws, Ex-Im Laws or U.S. anti-boycott applicable Laws (collectively, “Trade Control Laws”).
(e)   Except as would not be material to the Company Group, taken as a whole, since the Lookback Start Date, neither the Company nor any of the Company Subsidiaries has: (i) received from any Governmental Authority or any person any written notice, inquiry or internal or external allegation; (ii) made any voluntary or involuntary disclosure to a Governmental Authority; or (iii) conducted any internal investigation or audit, in each case of the preceding clauses (i) through (iii), concerning any actual or potential violation or wrongdoing related to any applicable Anti-Corruption Laws or Trade Control Laws.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Parent and Merger Sub, jointly and severally, hereby represent and warrant to the Company that:
SECTION 4.01   Corporate Organization.   Parent is a private limited liability company (besloten vennootschap) incorporated in the Netherlands and Merger Sub is a British Virgin Islands business company, in each case, validly existing and in good standing under the Laws of the jurisdiction of its organization or incorporation and has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so validly existing and in good standing or to have such power and authority would not, individually or in the aggregate, prevent or materially delay the consummation of any of the Transactions.
SECTION 4.02   Authority Relative to This Agreement.   Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions to be consummated by it. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions to be consummated by them have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions to be consummated by them (subject, in the case of the Merger, to the adoption and approval of this Agreement, the Plan of Merger and all transactions contemplated thereby by the sole shareholder of Merger Sub, the filing of appropriate merger documents as required by the BVI Act and the registration of the Merger by the Registrar). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

SECTION 4.03   No Conflict; Required Filings and Consents; Agreements.
(a)   The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, (i) conflict with or violate certificate of incorporation or bylaws (or similar organizational documents) of Parent or the memorandum and articles of association of Merger Sub, (ii) assuming that all waiting period terminations or expirations, consents, approvals and other authorizations described in Section 4.03(b) have been obtained and that all filings and other actions described in Section 4.03(b) have been made or taken, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected or (iii) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, any Contract or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to each of the foregoing clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay Parent and Merger Sub from performing their obligations under this Agreement.
(b)   The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) applicable requirements, if any, of the Exchange Act and the rules and regulations promulgated thereunder, (ii) any filings required under the rules and regulations of the Nasdaq Global Select Market, (iii) the filing of the Articles of Merger (exhibiting the Plan of Merger) with the Registrar pursuant to the BVI Act, (iv) the notification and waiting period or approval requirements of such other Antitrust Laws or Foreign Investment Laws set forth on Section 3.06(b) of the Company Disclosure Schedule, and (v) when the failure to obtain such consent, approval, authorization or permit of, or to make such filing with or notification to, any Governmental Authority would not, individually or in the aggregate, prevent or materially delay the consummation of any of the Transactions.
SECTION 4.04   Ownership of Company Shares.   Neither Parent nor any of its Subsidiaries (including Merger Sub) owns (directly or indirectly, beneficially or of record), or is a party to any agreement, arrangement or understanding (other than this Agreement) for the purpose of acquiring, holding, voting or disposing of, any Company Shares.
SECTION 4.05   Absence of Litigation.   As of the date of this Agreement, there is no Action pending or, to the knowledge of Parent, threatened, against Parent or any of its Affiliates before any Governmental Authority that would reasonably be expected to prevent or materially delay the consummation of any of the Transactions or otherwise prevent or materially delay Parent or Merger Sub from performing their respective obligations under this Agreement. As of the date of this Agreement, neither Parent nor any of its Affiliates is subject to any continuing Order of, or settlement agreement or other similar written agreement with, any Governmental Authority, that would or seeks to prevent or materially delay the consummation of any of the Transactions or otherwise prevent or materially delay Parent or Merger Sub from performing their respective obligations under this Agreement.
SECTION 4.06   Operations of Merger Sub.   Merger Sub is a wholly-owned Subsidiary of Parent, was incorporated solely for the purpose of engaging in the Transactions, has engaged in no other business activities prior to the date of this Agreement and has conducted its operations only as contemplated by this Agreement.
SECTION 4.07   Sufficient Funds.   Parent and Merger Sub have access to, and at the Effective Time will have available to them, sufficient cash to perform all of their respective obligations under this Agreement and to consummate the Merger and the Transactions to be consummated by them. Parent’s and Merger Sub’s obligations under this Agreement are not subject to any conditions regarding Parent’s or Merger Sub’s ability to obtain financing for the consummation of the Merger or the other Transactions to be consummated by Parent or Merger Sub.

SECTION 4.08   Parent and Management Arrangements.   Parent has disclosed to the Company all Contracts (and, with respect to those that are written, Parent has furnished to the Company true and complete copies thereof), if any, between or among Parent, Merger Sub or any Affiliate of Parent, on the one hand, and any member of the Company Board or officers or employees of the Company or its Subsidiaries, on the other hand.
SECTION 4.09   Brokers.   The Company will not be responsible for any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub, all of which fees or commissions, if any, will be paid by Parent.
ARTICLE V
CONDUCT OF BUSINESS PENDING THE MERGER
SECTION 5.01   Conduct of Business by the Company Pending the Merger.
(a)   The Company agrees that, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with its terms (the “Pre-Closing Period”), except (i) as required by applicable Law, (ii) with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), (iii) as expressly contemplated by any other provision of this Agreement or (iv) as set forth in Section 5.01(a) of the Company Disclosure Schedule, the Company shall, and shall cause the Company Subsidiaries to, use commercially reasonable efforts (A) to conduct the businesses of the Company Group in the ordinary course of business consistent with past practice and (B) to (1) preserve substantially intact the business organization, material assets and material properties of the Company Group, (2) keep available the services of its key Employees on commercially reasonable terms and (3) maintain in effect all Company Permits.
(b)   Without limiting Section 5.01(a), and as an extension thereof, except as expressly contemplated by any other provision of this Agreement, as set forth in Section 5.01(b) of the Company Disclosure Schedule or as required by applicable Law, neither the Company nor any Company Subsidiary shall, during the Pre-Closing Period, do any of the following without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed):
(i)   amend or otherwise change its certificate of incorporation, bylaws or other similar organizational documents (including the Company Governing Documents);
(ii)   issue, grant, sell, dispose of, encumber or authorize such issuance, sale, disposition or encumbrance of, any Equity Interests of the Company or any Company Subsidiary (except for the issuance or withholding of Ordinary Shares issuable pursuant to Equity Awards);
(iii)   declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of Equity Interests of the Company or any Company Subsidiary, except for dividends or other distributions by any direct or indirect wholly owned Company Subsidiary to the Company or any other direct or indirect wholly owned Company Subsidiary;
(iv)   reclassify, combine, split, divide, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any Equity Interests of the Company or any Company Subsidiary (other than in connection with the exercise, settlement or vesting of any Equity Awards or any redemption of the Series A Preferred Shares required by the Company Governing Documents);
(v)   sell, transfer, lease, sublease, license, mortgage, pledge, encumber, allow to lapse, assign, abandon, disclaim, dedicate to the public, incur any Lien on (other than a Permitted Lien) or otherwise dispose of, or authorize any of the foregoing with respect to, any of its material properties, assets, licenses, operations, rights, businesses or interests therein (but not including Intellectual Property, which is the subject of Section 5.01(b)(xiv)) except (A) pursuant to Contracts in force on the date of this Agreement and made available to Parent, (B) such dispositions of assets no longer used in the ordinary course of business of the Company’s or the applicable Company Subsidiary’s business as conducted as of the date of this Agreement, (C) such dispositions among the Company and the Company Subsidiaries or (D) services or products to customers in the ordinary course of business consistent with past practice;
(vi)   acquire (including by amalgamation, merger, consolidation or acquisition of Equity Interests or assets or any other business combination) (A) any company, corporation, partnership, other business organization (or any division thereof) or (B) any real property;
(vii)   (A) repurchase, prepay or incur any indebtedness for borrowed money or issue any debt securities, or issue or sell options, warrants, calls or other rights to acquire any of its debt securities, (B) make any loans, advances or capital contributions to, or investments in, any other person (other than a Company Subsidiary) or (C) assume, guarantee, endorse or otherwise become liable or responsible for the indebtedness or other obligations of another person (other than a guaranty by the Company on behalf of any Company Subsidiary), in each case, except pursuant to borrowings under existing lines of credit, letters of credit or similar arrangements as of the date hereof;
(viii)   enter into, materially amend or voluntarily terminate any Material Contract (or any other Contract that would be deemed a Material Contract if it had been entered into prior to the date of this Agreement), other than (A) in the ordinary course of business (except for the entry into any Contract that would constitute a Material Contract under Section 3.16(a)(v) and Section 3.16(a)(vi)), (B) amendments or terminations as a result of a breach or default of the counterparty or (C) the termination or expiration of such Contract in accordance with its terms;
(ix)   except to the extent required by applicable Law or as otherwise required pursuant to the terms of any Plan or Contract in effect as of the date hereof or entered into, amended or modified after the date of this Agreement in a manner not in contravention with this Section 5.01(b)(ix), (A) increase the compensation payable or to become payable or the benefits provided to current or former Employee or Non-Employee Service Providers (except for ordinary course of business increases in annual base salary or wages and target annual bonus opportunities and commission rates for non-officer employees that are consistent with past practice as a result of annual cost of living adjustments or in connection with promotions and, in each case, that do not exceed the percentage set forth in Section 5.01(b)(ix) of the Company Disclosure Schedule for all Employees in the aggregate), (B) establish, adopt, enter into, terminate or amend any Plan, or establish, adopt or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a Plan if it were in existence as of the date of this Agreement, for the benefit of any current or former Employee or Non-Employee Service Provider, other than in the ordinary course of business consistent with past practice and in a manner that would not result in a material increased liability to the Company, (C) grant any retention, severance, termination pay, deferred compensation, change in control, transaction bonus or other incentive compensation (or enter into or amend any plan, agreement, program, policy or other arrangement providing for the foregoing), (D) grant any equity or equity-based awards to, or discretionarily accelerate the vesting or payment of any equity or equity-based awards held by any current or former Employee or Non-Employee Service Provider, (E) hire or terminate the employment or engagement of, or provide a notice of termination to, any Employee or Non-Employee Service Provider that has a title of Vice President or above (other than terminations of employment for cause), or (F) establish, adopt, enter into or amend any collective bargaining agreement or similar labor agreement;
(x)   (A) settle any Action, other than (1) settlements for monetary damages (net of insurance proceeds) involving not more than $1,000,000 in the aggregate and that do not (x) require any material actions or impose any material restrictions or material future payment obligations on the business or operations of the Company Group, or after the Effective Time, Parent or its Subsidiaries or (y) include the admission of wrongdoing by any member of the Company Group and (2) shareholder litigation, which is the subject of Section 6.10 or (B) settle any investigation or inquiry by any Governmental Authority, including by entering into any consent decree or other similar agreement;
(xi)   (A) change the Company’s financial accounting policies or procedures in effect as of December 31, 2023, other than as required by applicable Law or GAAP or (B) write up, write down or write off the book value of any of the Company’s material assets, other than (1) in the ordinary course of business consistent with past practice or (2) as may be required by applicable Law or GAAP, as approved by the Company’s independent public accountants;
(xii)   adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company;
(xiii)   (A) materially change or adopt (or file a request to change or adopt) any method of Tax accounting or any annual Tax accounting period, (B) make, change or rescind any material Tax election, (C) file any material Tax Return relating to the Company or any of the Company Subsidiaries that has been prepared in a manner that is inconsistent with past practice, as applicable, (D) settle or compromise any material claim, investigation, audit or controversy relating to Taxes, (E) surrender any right to claim a material Tax refund, (F) file any material amended Tax Return, (G) enter into any closing agreement with respect to any material amount of Tax, (H) fail to pay any material Tax that is due and payable (other than any Tax that is being contested in good faith through appropriate proceedings) and for which adequate reserves have been set aside in accordance with GAAP or (I) waive or extend the statute of limitations with respect to any Tax Return other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business consistent with past practice;
(xiv)   abandon, disclaim, dedicate to the public, allow to lapse, sell, assign, transfer, license, sublicense, dispose of, or incur any Lien (other than Permitted Liens) on, or otherwise fail to take any action necessary to maintain or protect any material Owned Intellectual Property and the validity and enforceability thereof, other than non-exclusive licenses granted to suppliers, distributors, manufacturers or customers, in each case, in the ordinary course of business;
(xv)   enter into, amend, waive or terminate (other than expirations or terminations in accordance with their terms) any Affiliate Transaction;
(xvi)   amend or modify any privacy policy of the Company or any Company Subsidiary except as required by Law or to the extent such amendments or modifications are already reflected in the corresponding privacy policy of Parent or its Affiliates for the applicable jurisdictions;
(xvii)   authorize, or enter into any new line of business outside the existing businesses of the Company and its Subsidiaries as of the date of this Agreement;
(xviii)   authorize, or enter into any commitment for, any capital expenditures (including, for the avoidance of doubt, purchases of fixed assets and capitalization of website and software development costs) that would result in the aggregate amount of such capital expenditure authorizations, commitments and spend at any point in time from and after the date of this Agreement to exceed, by more than 10%, in the aggregate, the budgeted amount therefor set forth in the capital expenditure budget made available to Parent prior to the date hereof; or
(xix)   agree, resolve, announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.
SECTION 5.02   Control of Operations.   Without limiting Section 5.01, nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the Closing. Prior to the Closing, the Company shall exercise, consistent with and subject to the terms and conditions of this Agreement, including Section 5.01, control and supervision over such matters.
ARTICLE VI
ADDITIONAL AGREEMENTS
SECTION 6.01   Company Shareholders’ Meeting; Series A Preferred Shareholder Approval.
(a)   As promptly as reasonably practicable, and in any event within twenty (20) Business Days, following the date of this Agreement the Company shall prepare a shareholder circular (such shareholder circular, and each as amended from time to time, the “Shareholder Circular”). Each of the Company and Parent shall furnish all information concerning itself and its Affiliates that is required to be included in the Shareholder

Circular or that is customarily included in shareholder circulars prepared in connection with transactions of the type contemplated by this Agreement, and each covenants that none of the information supplied or to be supplied by it for inclusion or incorporation in the Shareholder Circular will, at the date it is first mailed to the Company’s shareholders or at the time of the Company Shareholders’ Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. As soon as reasonably practicable after the date hereof, the Company shall set a record date for the Company Shareholders’ Meeting and shall commence mailing the Shareholder Circular to the Company’s shareholders. Except to the extent that the Company Board shall have effected an Adverse Recommendation Change in accordance with Section 6.03(e), the Shareholder Circular shall include the Company Board Recommendation. The Company shall give Parent and its counsel a reasonable opportunity to review and comment on the Shareholder Circular, including all amendments and supplements thereto prior to disseminating to holders of Shares and a reasonable opportunity to review and comment on all responses to requests for additional information and shall in good faith consider all reasonable changes suggested by Parent. If, at any time prior to the Company Shareholders’ Meeting, any information relating to the Company, Parent or any of their respective Affiliates, officers or directors should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Shareholder Circular, so that the Shareholder Circular shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties, and an appropriate amendment or supplement describing such information shall, to the extent required by applicable Law, be disseminated to the shareholders of the Company.
(b)   Unless this Agreement is validly terminated pursuant to Section 8.01, the Company shall, as promptly as reasonably practicable and legally permitted after the date hereof, duly call, give notice of, convene and hold the Company Shareholders’ Meeting in accordance with the provisions of the Company Governing Documents. The Company shall not, without the prior written consent of Parent, adjourn or postpone, cancel, recess or reschedule, the Company Shareholders’ Meeting; provided, however, that the Company may postpone or adjourn the Company Shareholders’ Meeting: (i) with the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed; (ii) if a quorum has not been established; (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Company has determined in good faith after consultation with outside counsel is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to Company Shareholders’ Meeting; (iv) to allow reasonable additional time to solicit additional proxies, if and to the extent the Company reasonably believes the Ordinary Shareholder Approval would not otherwise be obtained; or (v) if required by Law; provided further that in the case of clauses (ii), (iii), (iv) and (v), the Company Shareholders’ Meeting shall not be postponed or adjourned (A) to a date later than the fifth (5th) Business Day preceding the Outside Date or (B) for more than ten (10) Business Days for any single postponement or adjustment or for more than twenty (20) Business Days in the aggregate from the originally scheduled date of the Company Shareholders’ Meeting, in each case, without the prior written consent of Parent. The Company shall, upon the reasonable request of Parent, advise Parent at least on a daily basis on each of the last seven (7) Business Days prior to the date of the Company Shareholders’ Meeting as to the aggregate tally of proxies received by the Company with respect to the Ordinary Shareholder Approval.
(c)   Unless the Company Board has effected an Adverse Recommendation Change in accordance with Section 6.03(e), the Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the adoption of this Agreement, and to take all other actions necessary or advisable to secure the Company Shareholder Approval. Without limiting the generality of the foregoing, if, at the time of the originally scheduled date of the Company Shareholders’ Meeting, a quorum has not been established or the Company has not received proxies representing a sufficient number of Shares for the Ordinary Shareholder Approval, then the Company shall, at the request of Parent (to the extent permitted by Law), adjourn the Company Shareholders’ Meeting to a date specified by Parent; provided that the Company shall not be required pursuant to this sentence to adjourn the Company Shareholders’ Meeting more than two (2) times for more than ten (10) Business Days for any single postponement or adjournment or for more than twenty (20) Business Days in the aggregate from the originally scheduled date of the Company Shareholders’

Meeting. Without the prior written consent of Parent, the adoption of this Agreement, adoption and approval of the Plan of Merger and the matters related to this Agreement and the Transactions shall be the only matters that the Company shall propose to be acted on by the shareholders of the Company at the Company Shareholders’ Meeting. The Company agrees that, unless this Agreement shall have been validly terminated in accordance with Article VIII, the Company’s obligations to hold the Company Shareholders’ Meeting pursuant to this Section 6.01 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal or by any Adverse Recommendation Change.
(d)   The Company shall, as promptly as reasonably practicable and legally permitted after the date hereof, duly call, give notice of, convene and hold a class meeting for the holder of the Series A Preferred Shares in accordance with the provisions of the Company Governing Documents (which meeting may be held by way of conference call or video conference) for the purposes of obtaining the Series A Preferred Shareholder Approval (the “Preferred Shareholder Meeting”). The Company shall request that (i) the holder of the Series A Preferred Shares waives short notice of the Preferred Shareholder Meeting; (ii) the Preferred Shareholder Meeting be held as soon as reasonably practicable following execution of this Agreement; and (iii) the holder of the Series A Preferred Shares counter-sign the minutes of the meeting to confirm their approval and consent in writing to all matters approved at the meeting. If the Series A Preferred Shareholder Approval has not been obtained or is not in full force and effect as of the Closing Date, then (assuming all applicable conditions have been met) Closing shall still occur and the Series A Preferred Shares shall remain outstanding at the Effective Time as contemplated by Section 2.01(b)(ii) of this Agreement.
SECTION 6.02   Access to Information; Confidentiality.
(a)   Except as otherwise prohibited by applicable Law or as would be reasonably expected to violate or result in the loss or waiver of any attorney-client (or other legal) privilege, during the Pre-Closing Period, the Company shall (and shall cause the Company Subsidiaries to), under the supervision of appropriate personnel of the Company and in such a manner as not to unreasonably interfere with the normal operation of the business of the Company or any Company Subsidiary: (i) provide to Parent and its Representatives reasonable access, during normal business hours and upon reasonable prior notice to the Company by Parent, to the officers, employees, agents, properties, offices and other facilities of the Company and the Company Subsidiaries and to the books and records, work papers and other documents thereof (including up-to-date employee census documents) and (ii) furnish as promptly as practicable to Parent such information concerning the business, properties, products and services, Contracts, assets, liabilities, personnel and other aspects of the Company and the Company Subsidiaries as Parent or its Representatives may reasonably request; provided that nothing herein shall require the Company to (or cause its Company Subsidiaries to) afford such access or furnish such information to that extent that the Company’s outside legal counsel advising it in writing that doing so would (A) potentially contravene applicable Law, (B) jeopardize any attorney-client (or other legal) privilege or (C) require the disclosure of materials provided to the Company Board or resolutions or minutes of the Company Board, in each case, related to or in connection with the Company Board’s consideration of the Merger; provided further that, in the case of the foregoing clause (A), the Company shall use reasonable best efforts to provide such access or disclosure in a manner that does not contravene applicable Law, in the case of the foregoing clause (B), the Company shall use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that would not result in a loss of such privilege, including to the extent requested by Parent and if applicable, by entering into a customary joint defense agreement that would alleviate such loss of privilege, and, in the case of the foregoing clause (C), the Company shall use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that would not result in the disclosure of materials provided to the Company Board or resolutions or minutes of the Company Board, in each case, related to or in connection with the Company Board’s consideration of the Merger, including if applicable, by redacting any portions of such materials, minutes or resolutions related to the Company Board’s consideration of the Merger where such materials, minutes or resolutions include matters that are not related to the Company Board’s consideration of the Merger.
(b)   Parent and Merger Sub hereby agree that all information obtained by Parent, Merger Sub or their respective Representatives pursuant to this Section 6.02 shall be governed in accordance with the Confidentiality Agreement.

(c)   No investigation pursuant to this Section 6.02 shall affect any representation or warranty in this Agreement of any party or any condition to the obligations of the parties.
SECTION 6.03   No Solicitation.
(a)   Except as expressly permitted by this Section 6.03, the Company shall, and shall cause the Company Subsidiaries to, and shall instruct the Representatives of the Company to (i) immediately cease and cause to be terminated any solicitation, discussions or negotiations with any person that may be ongoing with respect to an Acquisition Proposal, or any inquiry, expression of interest, proposal, discussion, negotiations or offer that would reasonably be expected to lead to an Acquisition Proposal, (ii) within two (2) Business Days after the date of this Agreement, request the prompt return or destruction of all confidential information of the Company previously furnished to any such person who executed a confidentiality agreement with the Company since January 1, 2024, in connection with its consideration of an Acquisition Proposal, and (iii) immediately terminate all access to any physical and electronic data room containing confidential information of the Company granted to any such person, its Affiliates or Representatives in connection with its consideration of an Acquisition Proposal.
(b)   Except as expressly permitted by this Section 6.03, during the Pre-Closing Period, the Company agrees that it shall not and shall cause each Company Subsidiary and any of the officers, directors or employees of it or any Company Subsidiary not to, and shall instruct the other Representatives of the Company not to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage any inquiries, proposals or offers that would be reasonably expected to lead to, an Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any non-public information in connection with, any inquiries, proposals or offers that constitute, or would be reasonably expected to lead to, an Acquisition Proposal except to notify such person of the existence of this Section 6.03(b) and to clarify the terms of any such Acquisition Proposal or (iii) execute or enter into any Acquisition Agreement; provided that notwithstanding the foregoing, the Company may grant a waiver, amendment or release under any confidentiality or standstill agreement existing as of the date of this Agreement, solely to the extent necessary to allow a confidential Acquisition Proposal to be made to the Company or the Company Board (or any committee thereof) so long as (A) the Company Board has determined in good faith (after consultation with its outside legal counsel) that the failure to grant such waiver, amendment or release would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law and (B) the Company promptly (and in any event within one (1) Business Day) following the determination of the Company Board as required by the foregoing subclause (A) of this Section 6.03(b) notifies Parent of any such waiver, amendment or release; provided, however, that, prior to the receipt of the Company Shareholder Approval, nothing contained in this Section 6.03 shall prevent the Company or the Company Board (or any committee thereof), whether directly or indirectly through any Representative, from furnishing information to, or engaging in negotiations or discussions with, any person that has made a bona fide Acquisition Proposal after the date hereof, which Acquisition Proposal did not result from a material breach of this Section 6.03, if, and only if, prior to taking such action referred to in clause (ii) of this Section 6.03(b) (except that the Company or its Representatives may notify any person of the existence of this Section 6.03(b) and may clarify the terms of any such Acquisition Proposal), (1) the Company Board (x) determines in good faith (after consultation with its outside legal counsel and outside financial advisor) that such Acquisition Proposal is, or would reasonably be likely to lead to, a Superior Proposal and (y) determines in good faith (after consultation with its outside legal counsel) that its failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, (2) the Company provides written notice to Parent of the determination referenced in subclause (1) promptly (and in any event within twenty-four (24) hours of such determination), and (3) the Company receives or has received from such person an executed Acceptable Confidentiality Agreement. The Company shall deliver to Parent a copy of any executed Acceptable Confidentiality Agreement promptly (and in any event within twenty-four (24) hours) following its execution. The Company shall provide to Parent any non-public information concerning the Company or any of the Company Subsidiaries provided by the Company or any Company Subsidiary to any person entering into an Acceptable Confidentiality Agreement pursuant to this Section 6.03(b) that has not been previously provided to Parent prior to or substantially concurrently with the time it is provided to such person.

(c)   The Company shall promptly (and in any event within two (2) calendar days after delivery to the Company) (i) provide Parent written notice of (A) the receipt of any Acquisition Proposal (including any material modification thereto) or (B) any inquiries, proposals or offers received by, or any discussions or negotiations sought to be initiated or continued with, the Company, any Company Subsidiary or any Representatives of the Company concerning an Acquisition Proposal and (ii) disclose to Parent the identity of such person making, and an unredacted copy of, any such Acquisition Proposal or any such inquiry, offer, proposal or request made in writing (or, if made orally, a reasonably detailed description of the material terms of such Acquisition Proposal, inquiry, offer, proposal or request). The Company will, promptly upon receipt or delivery thereof (and in any event within two (2) calendar days), provide Parent (and its outside counsel) with copies of all drafts and final versions of definitive agreements including schedules and exhibits thereto relating to such Acquisition Proposal, in each case exchanged between the Company or any of its Representatives, on the one hand, and the person making such Acquisition Proposal or any of its Representatives, on the other hand. The Company will keep Parent reasonably informed on a reasonably prompt basis (and in any event within twenty-four (24) hours of any material development) of the status and details (including with respect to any change in price, any change in the amount or form of consideration, or any other material amendments) of any such Acquisition Proposal or other inquiry, offer, proposal or request concerning an Acquisition Proposal. The Company shall promptly, and in any event within one (1) calendar day, following a determination by the Company Board (or any committee thereof) that an Acquisition Proposal is a Superior Proposal, notify Parent of such determination.
(d)   Except as expressly set forth in Section 6.03(e), during the Pre-Closing Period, neither the Company nor the Company Board (or any committee thereof), as applicable, shall, and neither shall publicly propose to: (i) withhold, withdraw or qualify (or modify in a manner adverse to Parent or Merger Sub) the Company Board Recommendation; (ii) approve, recommend or otherwise declare advisable any Acquisition Proposal; (iii) enter into any Acquisition Agreement; (iv) submit any Acquisition Proposal or any matter related thereto to the vote of the shareholders of the Company; (v) if an Acquisition Proposal has been publicly disclosed (other than by the commencement of a tender offer or exchange offer), refuse to affirm publicly the Company Board Recommendation following any reasonable written request by Parent to provide such reaffirmation within five (5) Business Days after Parent’s written request therefor (provided that the Company shall not be required to make more than one (1) such reaffirmation with respect to any Acquisition Proposal and one (1) additional affirmation with respect to any change to the financial or other material terms of such proposal that was previously the subject of a reaffirmation) or (vi) refrain from recommending against any Acquisition Proposal that is a tender offer or exchange offer within ten (10) Business Days after the commencement thereof; (vii) fail to include the Company Board Recommendation in the Shareholder Circular when disseminated to the Company’s shareholders or (viii) authorize, commit, resolve or agree to take any such actions (any such action, other than those set forth in the preceding clause (iii), an “Adverse Recommendation Change”); provided, however, that neither (A) the determination by the Company in accordance with Section 6.03(a) that an Acquisition Proposal constitutes or would be reasonably likely to lead to a Superior Proposal pursuant to and in compliance with Section 6.03(a), nor (B) the delivery by the Company of the notice with respect to an Acquisition Proposal required by Section 6.03(c) shall, in and of itself, constitute an Adverse Recommendation Change.
(e)   Notwithstanding anything in this Agreement to the contrary, prior to the receipt of the Ordinary Shareholder Approval, the Company Board (i) may effect an Adverse Recommendation Change or cause the Company to terminate this Agreement (by written notice to Parent of such termination) in order to enter into, or cause a Company Subsidiary to enter into, an Acquisition Proposal (subject to the payment of the Company Termination Fee in accordance with Section 8.03(b)), if the Company receives a written Acquisition Proposal that did not result from a material breach of this Section 6.03 that the Company Board determines in good faith (after consultation with its outside legal counsel and outside financial advisor) is a Superior Proposal and determines in good faith (after consultation with its outside legal counsel) that its failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law or (ii) may effect an Adverse Recommendation Change if an Intervening Event occurs and as a result thereof the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to effect an Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law; provided that:

(i)   prior to effecting such an Adverse Recommendation Change with respect to a Superior Proposal or terminating this Agreement pursuant to Section 8.01(f), (A) the Company has notified Parent in writing that it intends to effect an Adverse Recommendation Change (which notice shall not constitute an Adverse Recommendation Change) or terminate this Agreement pursuant to Section 8.01(f), (B) the Company has provided Parent a summary of the material terms and conditions of such Acquisition Proposal, which shall include (at a minimum) all of the information that is specified in Section 6.03(c), (C) if requested to do so by Parent, for a period of four (4) Business Days following delivery of such notice, the Company shall have discussed and negotiated in good faith, and shall have made the Representatives of the Company reasonably available to discuss and negotiate in good faith, with Parent and its Representatives, any bona fide proposed modifications to the terms and conditions of this Agreement and (D) no earlier than the end of such four (4) Business Day period, the Company Board (after consultation with its outside legal counsel and outside financial advisor), shall have determined in good faith, after considering the terms of any proposed amendment or modification to this Agreement proposed by Parent during such four (4) Business Day period, that such Superior Proposal still constitutes a Superior Proposal and that the failure to make an Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.01(f) in connection therewith would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law (it being understood and agreed that any change to the financial or other material terms of a proposal that was previously the subject of a notice hereunder shall require a new notice to Parent as provided above, but with respect to any such subsequent notices references herein to a “four (4) Business Day period” shall be deemed to be references to a “two (2) Business Day period”); and
(ii)   prior to effecting such an Adverse Recommendation Change with respect to an Intervening Event, (A) the Company has notified Parent in writing that it intends to effect such an Adverse Recommendation Change, describing in reasonable detail the reasons for such Adverse Recommendation Change, (B) if requested to do so by Parent, for a period of four (4) Business Days following delivery of such notice, the Company shall have discussed and negotiated in good faith, and shall have made the Representatives of the Company reasonably available to discuss and negotiate in good faith, with Parent and its Representatives any bona fide proposed modifications to the terms and conditions of this Agreement and (C) no earlier than the end of such four (4) Business Day period, the Company Board shall have determined in good faith, after considering the terms of any proposed amendment or modification to this Agreement proposed by Parent during such four (4) Business Day period, that the failure to effect an Adverse Recommendation Change would still be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law.
(f)   Nothing contained in this Agreement shall prevent the Company or the Company Board from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9, Item 1012(a) of Regulation M-A promulgated under the Exchange Act and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal or from making any disclosure to the Company’s shareholders if the Company Board determines (after consultation with its outside legal counsel) that its failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law; provided that such action that would otherwise constitute an Adverse Recommendation Change may only be made in accordance with Section 6.03(e).
(g)   Except as set forth in Section 8.03(d) with respect to an Acquisition Proposal, for purposes of this Agreement:
(i)   “Acquisition Proposal” means any proposal or offer from any person or group (other than Parent or any of its Subsidiaries) relating to, in a single transaction or series of related transactions: (A) any direct or indirect acquisition of (1) more than twenty percent (20%) of the assets (whether based on the fair market value, revenue generation or net income) of the Company Group, taken as a whole, including in any such case through the acquisition of one or more Company Subsidiaries owning such assets, or (2) more than twenty percent (20%) of the outstanding Shares (or any Equity Interests convertible into, or exchangeable for, such Shares); (B) any tender offer or exchange offer, as defined pursuant to the Exchange Act, that if consummated would result, directly or indirectly, in any person or group beneficially owning twenty percent (20%) or more of the outstanding Shares; or (C) any merger, consolidation, business combination, share exchange, recapitalization, liquidation, dissolution or other similar transaction involving the Company which would result in any person or group (or the shareholders of any person or group) beneficially owning, directly or indirectly, more than twenty percent (20%) of the outstanding Shares or twenty percent (20%) of the voting power of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity (or any securities convertible into, or exchangeable for, securities representing such voting power). Whenever the term “group” is used in this Agreement, it shall have the definition set forth in Rule 13d-3 of the Exchange Act.
(ii)   “Intervening Event” means any material event, circumstance, change, effect, development or condition first occurring or arising after the date of this Agreement that was not known or reasonably foreseeable by the Company Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known or reasonably foreseeable by the Company Board as of the date of this Agreement); provided that in no event shall any Effect (as defined below) result from or relating to any of the following give rise to or contribute to an Intervening Event: (A) any Acquisition Proposal or any inquiry, proposal, or offer that would be reasonably expected to lead to an Acquisition Proposal; (B) the public announcement, execution, delivery or performance of this Agreement, the identity of Parent or the pendency or consummation of the Transactions; or (C) any change in the price or trading volume of the Shares or any other securities of the Company or the fact that the Company meets or exceeds internal or published projections, forecasts, estimates, expectations or predictions in respect of any financial or operating metrics for any period (provided that, in each case, the underlying causes thereof may constitute or be taken into account in determining whether there has been an Intervening Event).
(iii)   “Superior Proposal” means any bona fide written Acquisition Proposal (that is not made as a result of a material breach of Section 6.03) made by any person or group (other than Parent or any of its Subsidiaries) after the date of this Agreement, that (A) would result in such person or group (or in the case of a direct merger between such person and the Company, the shareholders of such person) acquiring, directly or indirectly, more than fifty percent (50%) of the outstanding Shares or all or substantially all of the assets of the Company Group, taken as a whole, (B) is on terms that the Company Board determines in good faith (after consultation with its outside legal counsel and outside financial advisor and after taking into account all the terms and conditions of the Acquisition Proposal) are more favorable to the Company’s shareholders from a financial point of view than the Merger and the Transactions (taking into account any bona fide proposed amendment or modification proposed by Parent pursuant to Section 6.03(e)(i)) and (C) the Company Board determines (after consultation with its outside legal counsel and outside financial advisor) is reasonably likely to be consummated in accordance with its terms, taking into account all financial, regulatory, legal and other aspects (including certainty of closing, certainty of financing and the identity of the person making the Acquisition Proposal) of such proposal.
SECTION 6.04   Directors’ and Officers’ Indemnification and Insurance.
(a)   From and after the Effective Time, the Surviving Company shall, and shall cause its Subsidiaries to, and Parent shall cause the Surviving Company and its Subsidiaries to, to the fullest extent permitted under the BVI Act, honor and fulfill in all respects the obligations of the Company and the Company Subsidiaries, as applicable, under (i) the Company Governing Documents, (ii) the memorandum and articles of association, certificate of incorporation and bylaws or equivalent organizational documents of each Company Subsidiary and (iii) any and all indemnification agreements between the Company or any Company Subsidiary and any of their respective present or former directors and officers (and any Person who becomes a director or officer of the Company or any such Company Subsidiary prior to the Effective Time) (collectively, the “Indemnified Parties”). In addition, the memorandum and articles of association of the Surviving Company shall contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses than are set forth in the Company Governing Documents, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of the Indemnified Parties, and any claim made pursuant to such rights within such six (6) year period shall continue to be subject to this Section 6.04(a) and the rights provided under this Section 6.04(a) until disposition of such claim.

(b)   For a period of six (6) years after the Effective Time, Parent shall, and shall cause the Surviving Company to, to the fullest extent permitted under applicable Law, indemnify and hold harmless each Indemnified Party against all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any Action (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or relating to any action or omission in their capacity as a director or officer of the Company or any Company Subsidiary, occurring on or before the Effective Time, and to the fullest extent permitted by Law, the Surviving Company shall pay all expenses of each Indemnified Party in advance of the final disposition of any such Action, subject to receipt of an undertaking to repay such advances if it is ultimately determined in accordance with applicable Law that such Indemnified Party is not entitled to indemnification.
(c)   The Surviving Company shall either (i) cause to be obtained at the Effective Time “tail” insurance policies with a claims period of at least six (6) years from the Effective Time with respect to directors’ and officers’ liability insurance in amount and scope at least as favorable as the Company’s existing policies for claims arising from facts or events that occurred on or prior to the Effective Time or (ii) maintain in effect for six (6) years from the Effective Time, if available, the current directors’ and officers’ liability insurance policies maintained by the Company; provided that the Surviving Company may substitute therefor policies of at least the same coverage containing terms and conditions that are substantially similar with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall the Surviving Company be required to expend pursuant to this Section 6.04(c) more than an amount per year equal to three hundred percent (300%) of current annual premiums paid by the Company for such insurance; provided further that in the event of an expiration, termination or cancellation of such current policies, Parent or the Surviving Company shall be required to obtain as much coverage as is possible under substantially similar policies for such maximum annual amount in aggregate annual premiums.
(d)   In the event the Surviving Company or any of its successors or assigns (i) consolidates or amalgamates with or merges into any other person and shall not be the continuing or surviving company or entity of such consolidation, amalgamation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, the proper provision shall be made so that the successors and assigns of the Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 6.04.
(e)   Parent shall cause the Surviving Company to perform all of the obligations of the Surviving Company under this Section 6.04.
(f)   The provisions of this Section 6.04 shall survive the Merger and are (i) intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their successors, assigns and heirs (each of whom shall be third party beneficiaries of this Section 6.04) and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. Unless required by applicable Law, this Section 6.04 may not be amended, altered or repealed after the Effective Time in such a manner as to adversely affect the rights of any Indemnified Parties or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Parties.
SECTION 6.05   Employee Benefits Matters.
(a)   Parent hereby agrees that, for a period of one (1) year immediately following the Effective Time (the “Benefits Continuation Period”), it shall, or it shall cause the Surviving Company and its Subsidiaries to provide each individual who is employed by the Company Group immediately prior to the Effective Time and who continues to be employed by the Company, Parent or any of their respective Subsidiaries immediately following the Effective Time (each, a “Continuing Service Provider”), to the extent such Continuing Service Provider remains employed by or continues to provide services to Parent or its Subsidiaries during the Benefits Continuation Period, with (i) a base salary or wage rate that is not less than the base salary or wage rate provided by the Company Group to such Continuing Service Provider as of immediately prior to the Effective Time, (ii) target annual cash incentive compensation opportunities for such Continuing Service Provider that are not less than those in effect immediately prior to the Effective Time, and (iii) target long-term incentive opportunities that are substantially comparable, in the aggregate, to those most recently provided by the Company Group to such Continuing Service Provider prior to the Effective

Time, and (iv) all other employee benefits (excluding any defined benefit pension benefits, retiree health and welfare benefits or change in control, transaction or retention bonuses or payments) that are substantially comparable, in the aggregate, to those in effect for the Continuing Service Provider immediately prior to the Effective Time; provided that, the compensation and benefits paid or provided pursuant to this Section 6.05(a) shall at all times be paid or provided in a manner and amount compliant with applicable Law. Without limiting the generality of this Section 6.05(a), from and after the Effective Time, Parent shall, or it shall cause the Surviving Company and its Subsidiaries to, honor all obligations under each Plan listed on Section 6.05(a) of the Company Disclosure Schedule, which Section 6.05(a) of the Company Disclosure Schedule may be updated prior to the Closing to reflect any similar Plans established or amended following the Effective Time in accordance with Section 5.01(b)(ix), in each case in accordance with its terms as in effect immediately prior to the Effective Time or, in the case of any Plan established or amended in accordance with Section 5.01(b)(ix), the date of establishment or amendment.
(b)   Parent shall, or shall cause the Surviving Company and its Subsidiaries to, use commercially reasonable efforts to provide service credit to each Continuing Employee for purposes of eligibility to participate and vesting (but not for benefit accrual purposes, other than paid time off and severance) under any employee benefit plan, program, policy or arrangement, in each case, established or maintained by Parent or any of its Subsidiaries (each, a “Parent Plan”) under which each Continuing Service Provider may be eligible to participate on or after the Effective Time to the same extent service with the Company, any Affiliate of the Company or any of their respective predecessors was recognized by the Company or any of the Company Subsidiaries under comparable Plans immediately prior to the Effective Time; provided that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit and shall not be credited under any retirement health or welfare plan or defined benefit pension plan. In addition, Parent shall use commercially reasonable efforts to (i) waive, or cause to be waived, any limitations on benefits relating to any pre-existing conditions under any Parent Plan to the extent such conditions are covered immediately prior to the Effective Time under the applicable Plans and to the same extent such limitations are waived under any comparable Plan of the Company or any of the Company Subsidiaries in effect immediately prior to the Effective Time (ii) and recognize, for purposes of the annual deductible and out-of-pocket limits under its health and welfare plans, the deductible and out-of-pocket expenses paid by Continuing Service Providers in the calendar year in which the Effective Time occurs.
(c)   Parent shall, or it shall cause the Surviving Company and its Subsidiaries to, continue any Plan that is an annual bonus plan for the year in which Closing occurs and will administer it in the ordinary course consistent with past practice and taking into account determinations made prior to the Closing with respect to such annual bonus program or target amounts thereunder.
(d)   Nothing contained in this Agreement is intended to be treated as an amendment to any Plan or any employee benefit plan or arrangement of Parent or any of its Affiliates, or to create any third-party beneficiary rights in any Employee or Non-Employee Service Provider, any beneficiary or dependent thereof or any collective bargaining representative thereof. Nothing contained herein, express or implied, shall (i) alter or limit the ability of Parent or the Surviving Company or any of their respective Affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them or (ii) create any rights to continued employment or service with Parent, the Surviving Company or any Company Subsidiary or any of their respective Affiliates or in any way limit the ability of Parent, the Surviving Company or any Company Subsidiary or any of their respective Affiliates to terminate the employment or service of any Employee or Non-Employee Service Provider at any time and for any reason.
(e)   Prior to making any written communications to any Employee pertaining to the treatment of compensation or benefits in connection with the Transactions or employment with Parent and its Affiliates (including the Surviving Corporation and its Subsidiaries) following the Effective Time, the Company shall provide Parent with a copy of the intended communication, and Parent shall have a reasonable period of time to review and comment on the communication (which comment shall not be unreasonably withheld, conditioned or delayed), and the Company shall give reasonable and good faith consideration to any comments made by Parent with respect thereto.

SECTION 6.06   Regulatory Filings.
(a)   As promptly as practicable after the execution and delivery of this Agreement, each of Parent, Merger Sub and the Company shall cooperate with each other and use, and shall cause their respective Affiliates to use, their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate the Transactions, including no later than twenty (20) Business Days after the date of this Agreement (unless another date is agreed to by the parties and, in any event, prior to the expiration of any deadlines under applicable Antitrust Law or any Foreign Investment Law), making or causing to be made all filings and submissions, with prenotification where appropriate, required to be made by any party or any of its Affiliates under any other applicable Antitrust Law or any Foreign Investment Law, as applicable, or other Laws for the consummation of the Transactions (the “Regulatory Filings”). The parties shall, and shall cause their respective Affiliates to, cooperate in good faith with the applicable Governmental Authorities in connection with the Regulatory Filings and submissions and shall, as promptly as reasonably practicable, comply with any requests for information, including, if applicable, requests for the production of documents and the production of witnesses for interviews or depositions by any Governmental Authorities. Parent shall pay, or cause its Affiliates to pay, all filing fees required under any Antitrust Law or any Foreign Investment Law for the consummation of the Transactions. Other than in connection with obtaining the authorizations, consents, orders and approvals described in Section 3.06 of the Company Disclosure Schedule, neither Parent, Merger Sub, nor any of their respective Affiliates, shall make any filings or notifications with any Governmental Authority in relation to the Transactions without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed).
(b)   Each of Parent, Merger Sub and the Company shall, and shall cause their respective Affiliates to, diligently assist and cooperate with each other in preparing and filing all documents required to be submitted by any of them or their Affiliates to any Governmental Authorities in connection with the Transactions and in obtaining any Governmental Authority waiting period expirations or terminations, consents, waivers, authorizations, clearances or approvals which may be required to be obtained by Parent, Merger Sub, the Company or any of their Affiliates in connection with the Transactions (which assistance and cooperation shall include timely furnishing, and causing each of their respective Affiliates to timely furnish, to the requesting party all information that such party or its counsel reasonably determines is required to be included in such documents or would be helpful in obtaining such required waiting period expirations or terminations, consents, waivers, authorizations, clearances or approvals). Parent and the Company shall consult in good faith regarding strategy for obtaining approvals or expiration or termination of any waiting period required to be obtained by Parent, the Company or any of their Affiliates in connection with the Transactions; provided, that in the event of a dispute between Parent and the Company, the final determination regarding such strategy (including, the conduct and scheduling of any negotiations with Governmental Authorities, and decisions regarding the defense and settlement of any litigation under any applicable Antitrust Law or Foreign Investment Law) shall be made by Parent. Neither Parent nor the Company shall, without the prior written consent of the other (such consent not to be unreasonably withheld, conditioned or delayed), commit to or agree with any Governmental Authority (A) to enter into any timing agreement, stop the clock, stay, toll or extend any applicable waiting period, or pull and refile or any other applicable Antitrust Law or any other Foreign Investment Law, or (B) not to consummate the Transactions for any period of time.
(c)   Each of the parties shall, and shall cause their respective Affiliates to, (i) promptly inform the other parties of any communication (oral or written), and provide copies of written communications, with any Governmental Authority regarding any Regulatory Filing or any review or investigation of the Transactions under any applicable Antitrust Law or Foreign Investment Law and (ii) have the right to review in advance any filing made with, or other material communications submitted to, any Governmental Authority in connection with the Transactions. Subject to this Section 6.06 and applicable Laws relating to the exchange of information, each party shall consider in good faith the views of the other parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion, proposal or other communication to be made (including oral communications) or submitted in connection with any such request, inquiry, investigation, action or legal proceeding, and each party shall give advance notice to the other parties of, and afford the other parties the opportunity to attend or participate in, material conferences, meetings and telephone or other communications between the other parties and Governmental

Authorities concerning the Transactions, unless prohibited by such Governmental Authority. Materials required to be provided pursuant to this Section 6.06(c) may be redacted (i) to remove references concerning the valuation of the Company, (ii) as necessary to comply with contractual arrangements in existence as of the date of this Agreement, and (iii) as necessary to address attorney-client or other privilege concerns. Each party, as each reasonably deems advisable, shall be entitled to designate any commercially or competitively sensitive material provided to the other parties under this Section 6.06 as “Outside Counsel Only Material”. Such materials and the information contained therein shall be given only to the outside counsel of the recipient and, unless explicitly excluded, in-house counsel of the recipient approved by the providing party and will not be disclosed by such outside counsel or approved in-house counsel to other Representatives of the recipient unless express written permission is obtained in advance (not to be unreasonably withheld, conditioned or delayed) from the source of the materials or its legal counsel.
(d)   Without limiting the generality of anything contained in this Section 6.06, but subject to Section 6.06(e), Parent and Merger Sub shall promptly take, and shall cause each of their respective Affiliates to promptly take any and all actions necessary to cause the prompt expiration or termination of any applicable waiting period or approval by any Governmental Authority, and to resolve objections, if any, of any Governmental Authority, including those of any other jurisdiction for which consents, permits, authorizations, waivers, clearances, approvals and expirations or terminations of waiting periods are sought or become required with respect to the Transactions, so as to obtain such consents, permits, authorizations, waivers, clearances, approvals or termination of the waiting period under the Antitrust Laws, and to effect the dissolution of, or to eliminate, any decree, order or judgment (whether temporary, preliminary or permanent), which would otherwise have the effect of preventing the Closing or delaying the Closing beyond the Termination Date, as promptly as reasonably practicable and in any event prior to the Termination Date.
(e)   Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall require, or be construed to require, Parent, Merger Sub or any of their respective Affiliates to (and neither the Company nor any of its Subsidiaries shall, without the prior written consent of Parent, agree to, or take any of the following actions): (i) propose, negotiate, commit to or effect, by consent decree, hold separate orders or otherwise, the sale, divestiture, disposition, license or other conveyance of any categories, portions or parts of assets, properties, products, rights, services, or businesses of Parent, the Company or any of their respective Affiliates, or agree to any structural or conduct remedy (including any conduct of business arrangements or termination of any existing relationships or contractual rights and obligations); or (ii) otherwise take or commit to take any actions that would limit Parent’s, the Company’s or any of their respective Affiliates’ freedom of action with respect to, or its or their ability to retain or operate any assets, properties, products, rights, services or businesses, or any interest or interests therein, in each case of clauses (i) and (ii), if any of such actions or remedies would result in a substantial detriment to the benefits reasonably expected by Parent and its Affiliates from the transactions contemplated by this Agreement (any of the actions described in the preceding clauses (i)-(ii), a “Burdensome Condition”). Notwithstanding the foregoing, at the written request of Parent, the Company shall, and shall cause its Subsidiaries to, agree to take any action that would constitute a Burdensome Condition so long as such action is conditioned upon the occurrence of the Closing.
(f)   Each of Parent and the Company shall use its reasonable best efforts to defend through litigation on the merits any claim under any applicable Antitrust Law asserted in court or any administrative or other tribunal by any third party, including any Governmental Authority of competent jurisdiction, in order to avoid the entry of, or to have vacated or terminated, any decree, Order, injunction or judgment (whether temporary, preliminary or permanent) that would prevent the Closing Date from occurring prior to the Termination Date.
(g)   Until the earlier of the termination of this Agreement and the Effective Time, none of Parent, Merger Sub nor any of their respective Affiliates shall after the date of this Agreement acquire or agree to acquire any rights, business, person or division thereof (by way of license, merger, consolidation, share exchange, investment or other business combination, asset, stock or equity purchase or otherwise) or enter into or agree to enter into any joint venture, collaboration or other similar arrangement, in each case that would reasonably be expected to prevent or materially impair the parties’ ability to (i) obtain the approval of any Governmental Authority under any Antitrust Law or Foreign Investment Law or the expiration or termination of any applicable waiting period with respect to the Transactions or (ii) consummate the Transactions.
SECTION 6.07   Obligations of Parent and Merger Sub.   Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by Merger Sub of, and the compliance by Merger Sub with, all of the covenants, agreements, obligations and undertakings of Merger Sub under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by Merger Sub hereunder. Promptly following the execution of this Agreement, Parent shall, or shall cause the sole shareholder of Merger Sub to, execute and deliver to the Company a copy of the written consent by which this Agreement, the Plan of Merger and all transactions contemplated thereby are approved and adopted in accordance with the BVI Act.
SECTION 6.08   Public Announcements.   The parties agree that any initial press release to be issued by the Company or Parent with respect to the Transactions shall be in the form heretofore agreed to by the parties. Thereafter until the Effective Time, each of Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any of the Transactions, except to the extent (i) the press release or public statement contains information that is consistent with the press release referred to in the preceding sentence or any other release or public statement previously issued or made in accordance with this Section 6.08 or (ii) public disclosure is required by applicable Law or the requirements of any stock exchange, in which case the issuing party shall use its reasonable efforts to consult with the other party before issuing any press release or making any such public statements, except no party shall be required to consult with any other party respect to the matters described in, and subject to the requirements of, Section 6.03, Section 8.01 and Section 8.03 or in connection with any Adverse Recommendation Change or any dispute between the parties regarding this Agreement. Notwithstanding the foregoing or anything else to the contrary in this Agreement, nothing shall limit the Company’s or Parent’s (or their respective Affiliates’) ability to, as applicable, and the parties hereto agree that the Company or Parent may, as applicable, file each press release or other public statement issued by the Company or Parent, as applicable, and a copy of this Agreement (and any amendments hereto) and the Shareholder Circular (and any amendments or supplements thereto), on Form 6-K with the SEC, or with the Johannesburg Stock Exchange.
SECTION 6.09   Stock Exchange De-Listing.   The Company shall cooperate with any reasonable requests of Parent and in response thereto, use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the de-listing by the Surviving Company of the Ordinary Shares from the NYSE and the deregistration of the Ordinary Shares under the Exchange Act as promptly as practicable after the Effective Time.
SECTION 6.10   Shareholder Litigation.   During the Pre-Closing Period, in the event that any Action related to this Agreement, the Merger or the other Transactions is brought or, to the Knowledge of the Company, threatened, by any stockholder of the Company against any member of the Company Group, any of their respective Representatives, the Company shall, promptly (and in any event within forty-eight (48) hours) after receiving notice of any such Action, notify Parent and Merger Sub of such Action. The Company shall give Parent reasonable opportunity to participate in the defense (at Parent’s sole cost and subject to a joint defense agreement) of any Action brought by the Company’s shareholders or other persons against the Company or any of its directors, officers or Representatives arising out of or relating to this Agreement or the Transactions. Without limiting the preceding sentence, the Company shall give Parent reasonable opportunity to review and comment on all material filings or responses to be made by the Company in connection with any such Action, and reasonable opportunity to consult on the settlement with respect to such Action, and the Company will in good faith take such comments into account and the Company will not settle any such Action without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). The Company shall promptly notify Parent of any such Action and shall keep Parent reasonably and promptly informed with respect to the status thereof.
SECTION 6.11   Takeover Laws.   If any “business combination”, “moratorium”, “control share acquisition”, “fair price” or other anti-takeover Law becomes or is deemed to be applicable to this Agreement or the Transactions, then the Company Board shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such Law or Laws inapplicable to the foregoing.
SECTION 6.12   Notification of Certain Matters.   Parent and the Company shall each give prompt notice to the other party if any of the following occur after the date of this Agreement: (a) receipt of any written notice to the receiving party from any third person alleging that the consent or approval of such third person is or may be required in connection with the Transactions; (b) receipt of any notice or other communication from any Governmental Authority, NYSE (or any other securities market) in connection with the Transactions; or (c) if to the Knowledge of the Company there has occurred, or if Parent obtains knowledge of the occurrence of, as applicable, an event which would or would be reasonably likely to result in the failure of any condition set forth in Article VII to be satisfied. Without limiting the foregoing, unless prohibited under any Privacy Requirements or other applicable Law, or by law enforcement or Governmental Authorities, and in each case subject to Section 6.02(a), the Company shall notify Parent in writing promptly, and in any event within seventy-two (72) hours, upon becoming aware, of any unauthorized access or use of any sensitive or confidential information, including Personally Identifiable Information, in the possession or control of the Company or any Company Subsidiary that would (i) reasonably be expected to be material to the Company Group, taken as a whole, or (ii) require any notification to be given to any Person under any Privacy Requirements, and provide Parent with the following information in reasonable detail (to the extent reasonably available to the Company): (A) a summary of the nature and scope of such Data Breach (including the types of Personally Identifiable Information and number of individuals impacted, if applicable), (B) a summary of efforts taken or anticipated to be taken by the Company to investigate, remediate, mitigate and contain such Data Breach and (C) any notifications provided (or anticipated or otherwise required to be provided) to any Governmental Authority, impacted individual or other third party with respect to such Data Breach. Subject to, and in accordance with, Section 6.02(a), the Company shall provide Parent with reasonable periodic updates of the foregoing information with respect to any such Data Breach reported to Parent. In no event shall (A) the delivery of any notice by a party pursuant to this Section 6.12 limit or otherwise affect the respective rights, obligations, representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement, or (B) disclosure by the Company or Parent be deemed to amend or supplement the Company Disclosure Schedule or constitute an exception to any representation or warranty. Notwithstanding anything to the contrary in this Agreement, the failure to deliver any such notice, in and of itself, shall not give rise to any right to terminate under Article VIII.
SECTION 6.13   FIRPTA.   Prior to Closing, the Company shall deliver to Parent a certificate from the Company, in form and substance consistent with the requirements of Treasury Regulations Section 1.897-2(h) and reasonably acceptable to Parent, certifying that the Company is not, and was not at any time during the 5-year period ending on the Closing Date, a U.S. real property holding corporation.
ARTICLE VII
CONDITIONS TO THE MERGER
SECTION 7.01   Conditions to the Obligations of Each Party.   The respective obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or written waiver (where permissible under applicable Law) of the following conditions:
(a)   Ordinary Shareholder Approval.   The Ordinary Shareholder Approval shall have been obtained.
(b)   No Order.   No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any decision, injunction, decree, ruling, Law or Order (whether temporary, preliminary or permanent) that is in effect and enjoins or otherwise prohibits or makes illegal the consummation of the Merger.
(c)   Regulatory Approvals.   All required waiting period expirations or terminations, consents, approvals, non-disapprovals and other authorizations of any Governmental Authority set forth in Section 7.01(c) of the Company Disclosure Schedule shall have been obtained and any related timing agreement with a Governmental Authority with respect to the Merger shall have been expired or been terminated (all such consents, approvals, non-disapprovals, authorizations, and the lapse of waiting periods of such jurisdictions, being the “Requisite Regulatory Approvals”).
SECTION 7.02   Conditions to the Obligations of Parent and Merger Sub.   The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following additional conditions:
(a)   Representations and Warranties.   (i) Each of the representations and warranties of the Company in Section 3.01, Section 3.02, Section 3.04, Section 3.05, Section 3.06(a)(i), Section 3.09(h), Section 3.22, Section 3.23, Section 3.24 and Section 3.25 shall, if qualified by materiality or “Company Material Adverse Effect” be true and correct in all respects, or if not so qualified, be true and correct in all material respects (except for the representations and warranties of the Company in (A) Section 3.04(a), which shall be true and correct in all respects, and (B) Section 3.04(b), and Section 3.04(e) which shall be true and correct in all respects, except for de minimis deviations), in each case, as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are, by their terms, made as of a specified date, in which case such representations and warranties shall be so true and correct as of such specified date), (ii) the representation and warranty of the Company in Section 3.10(a) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are, by their terms, made as of a specified date, in which case such representations and warranties shall be so true and correct as of such specified date), and (iii) each of the other representations and warranties contained in Article III (disregarding all qualifications set forth therein relating to “materiality”, “Company Material Adverse Effect” or other qualifications based on the word “material” or similar phrases) shall be true and correct as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are, by their terms, made as of a specified date, in which case such representations and warranties shall be so true and correct as of such specified date), except where the failure of such representations and warranties referenced in this clause (iii) to be so true and correct would not have a Company Material Adverse Effect.
(b)   Agreements and Covenants.   The Company shall have performed or complied in all material respects with each of the agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.
(c)   Officer Certificate.   The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a duly authorized officer of the Company, certifying as to the satisfaction of the conditions specified in Sections 7.02(a) and 7.02(b).
(d)   No Company Material Adverse Effect.   Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect.
(e)   No Order.   The condition set forth in Section 7.01(b) (if the decision, injunction, decree, ruling, Law or Order relates to a Requisite Regulatory Approval) shall have been satisfied without the imposition of a Burdensome Condition (including any Burdensome Condition that would come into effect at the Closing).
(f)   Regulatory Approvals.   The condition set forth in Section 7.01(c) shall have been satisfied without the imposition of a Burdensome Condition (including any Burdensome Condition that would come into effect at the Closing).
SECTION 7.03   Conditions to the Obligations of the Company.   The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:
(a)   Representations and Warranties.   (i) Each of the representations and warranties of Parent and Merger Sub in Section 4.01, Section 4.02, Section 4.07 and Section 4.10 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are, by their terms, made as of a specified date, in which case such representations and warranties shall be true and correct as of such specified date) and (ii) each of the other representations and warranties of Parent and Merger Sub contained in Article IV (disregarding all qualifications set forth therein relating to “materiality” or “material adverse effect” or other qualifications based on the word “material” or similar phrases) shall have been true and correct as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are, by their terms, made as of a specified date, in which case such representations and warranties shall be so true and correct as of such specified date), except where the failure of such representations and warranties referenced in this clause (ii) to be true and correct would not reasonably be expected to prevent, materially delay or otherwise have a material adverse effect on, the ability of Parent and Merger Sub to consummate the Merger and the other Transactions.
(b)   Agreements and Covenants.   Each of Parent and Merger Sub shall have performed or complied in all material respects with each of the agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.
(c)   Officer Certificate.   Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by a duly authorized officer of Parent, certifying as to the satisfaction of the conditions specified in Sections 7.03(a) and 7.03(b).
ARTICLE VIII
TERMINATION
SECTION 8.01   Termination.   This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by action taken or authorized by the terminating party or parties, notwithstanding any prior adoption of this Agreement by the shareholders of the Company, as follows (the date of any such termination, the “Termination Date”):
(a)   by mutual written consent of Parent and the Company;
(b)   by either Parent or the Company, if the Effective Time shall not have occurred on or before the date that is twelve (12) months from the date hereof (the “Outside Date”); provided that if, on such date, any of the conditions set forth in Section 7.01(b) (solely with respect to any Antitrust Law in Mexico), Section 7.01(c) (solely with respect to approval under any Antitrust Law in Mexico), Section 7.02(e) (solely with respect to any Antitrust Law in Mexico) or Section 7.02(f) (solely with respect to approval under any Antitrust Law in Mexico) shall not have been satisfied or waived, as applicable, but all other conditions set forth in Article VII shall have been satisfied or waived or shall then be capable of being satisfied if the Closing were to take place on such date (other than those conditions that by their terms are to be satisfied at or immediately prior to the Closing), then the Outside Date shall be automatically extended to the date that is sixteen (16) months from the date hereof; provided further that the right to terminate this Agreement under this Section 8.01(b), shall not be available to any party whose failure to fulfill any agreements and covenants under this Agreement has been the principal cause of, or resulted in, the failure of the Effective Time to occur on or before such date;
(c)   by either Parent or the Company, if any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger and such Law or Order shall have become final and nonappealable, or if there shall be adopted following the date of execution of this Agreement any Law that makes consummation of the Merger illegal or otherwise prohibited; provided that the right to terminate this Agreement pursuant to this Section 8.01(c) shall not be available to a party whose failure to fulfill any agreements and covenants under Section 6.06 has been the principal cause of, or resulted in, such Law or Order being enacted, issued, promulgated, enforced or entered, as applicable;
(d)   by either Parent or the Company, if this Agreement shall fail to receive the Ordinary Shareholder Approval at the Company Shareholders’ Meeting (or any adjournment or postponement thereof at which a vote is taken on the Merger);
(e)   by Parent if, prior to obtaining the Ordinary Shareholder Approval, the Company Board shall have effected, and not withdrawn, an Adverse Recommendation Change;

(f)   by the Company, at any time prior to the time at which the Ordinary Shareholder Approval is obtained, if the Company Board determines to enter into an Acquisition Agreement with respect to a Superior Proposal in accordance with Section 6.03;
(g)   by Parent, if the Company shall have breached any of its representations or warranties, or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.02(a) or Section 7.02(b), as applicable, if measured as of the time Parent asserts a right of termination pursuant to this Section 8.01(g), and (ii) is incapable of being cured prior to the Outside Date or, if curable by such date, is not cured within the earlier of (A) thirty (30) calendar days after written notice thereof is given by Parent to the Company stating Parent’s intention to terminate this Agreement pursuant to this Section 8.01(g) and (B) the Outside Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.01(g) if Parent or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements hereunder such that any condition in Section 7.03(a) or Section 7.03(b) is not satisfied or capable of being satisfied by the Outside Date;
(h)   by the Company, if Parent or Merger Sub shall have breached any of its representations or warranties, or Parent or Merger Sub shall have failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.03(a) or Section 7.03(b), as applicable, if measured as of the time the Company asserts a right of termination pursuant to this Section 8.01(h), and (ii) is incapable of being cured prior to the Outside Date or, if curable by such date, is not cured within the earlier of (A) thirty (30) calendar days after written notice thereof is given by the Company to Parent stating the Company’s intention to terminate this Agreement pursuant to this Section 8.01(h) and (B) the Outside Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(h) if the Company is then in breach of any of its representations, warranties, covenants or agreements hereunder such that any condition in Section 7.02(a) or Section 7.02(b) is not satisfied or capable of being satisfied by the Outside Date; or
(i)   by the Company, if (i) all of the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived, (ii) the Company has irrevocably confirmed to Parent by written notice at least three (3) Business Days prior to such termination that all of the conditions set forth in Section 7.01 and Section 7.02 have been satisfied or waived and the Company stands ready, willing and able to consummate the Merger during such three (3) Business Day period, and (iii) Parent has failed to consummate the Merger within three (3) Business Days after the later to occur of (A) delivery of the written notice specified in clause (ii) of this Section 8.01(h) and (B) the date by which the Closing is required to have occurred pursuant to Section 1.02.
SECTION 8.02   Notice of Termination; Effect of Termination.
(a)   A terminating party shall provide written notice of termination to the other party specifying with particularity the reason for such termination, and any valid termination in accordance with Section 8.01 shall be effective immediately upon delivery of such written notice to the other party (other than a termination pursuant to Section 8.01(a), which shall be effective immediately upon the execution and delivery of a signed mutual written consent by each of Parent and the Company).
(b)   In the event of a valid termination of this Agreement by the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and of no further force or effect and there shall be no liability or obligation on the part of any party, except that (i) Section 6.02(b), this Section 8.02, Section 8.03, and Article IX shall remain in full force and effect and (ii) nothing herein shall relieve any party from liability for any Fraud or Willful Breach of any covenant or other agreement contained in this Agreement prior to the date of such termination, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity.
SECTION 8.03   Fees and Expenses.
(a)   Unless specified otherwise herein, including Section 6.04(c), all Expenses incurred in connection with this Agreement, the Transactions, the solicitation of shareholder approvals and all other matters related to the consummation of the Merger shall be paid by the party incurring such Expenses, whether or not the Merger or any other Transaction is consummated.
(b)   If this Agreement is validly terminated:
(i)   by (A) Parent or the Company pursuant to (x) Section 8.01(b) (but only if at such time Parent would not be prohibited from terminating this Agreement by the proviso in Section 8.01(b) and excluding any termination for which the Parent Termination Fee is paid or becomes payable to the Company pursuant to Section 8.03(b)(iv)) or (y) Section 8.01(d), or (B) by Parent pursuant to Section 8.01(g), then, if (1) at or prior to the Termination Date, an Acquisition Proposal shall have been publicly announced, disclosed or otherwise made public that remains outstanding and is not publicly withdrawn as of (x) in the case of clause (A)(y), the date that is three (3) Business Days prior to the Company Shareholders’ Meeting and (y) in the case of clause (A)(x) and clause (B), the Termination Date, and (2) within twelve (12) months of the Termination Date, an Acquisition Proposal is consummated by the Company or any Company Subsidiary, or a definitive agreement with respect to an Acquisition Proposal is entered into by the Company or any Company Subsidiary, then the Company shall pay Parent the amount of $49,600,000 (the “Company Termination Fee”), which payment shall be made by wire transfer of immediately available funds within two (2) Business Days of the earliest to occur of the entry by the Company into the agreement with respect to an Acquisition Proposal or the consummation of any transaction that is the subject of an Acquisition Proposal;
(ii)   by Parent pursuant to Section 8.01(e), then the Company shall pay to Parent the Company Termination Fee;
(iii)   by the Company pursuant to Section 8.01(f), then the Company shall pay to Parent the Company Termination Fee; or
(iv)   by (A) Parent or the Company pursuant to Section 8.01(b) or (B) Parent or the Company pursuant to Section 8.01(c) (if the Law or Order giving rise to such termination right relates to a Requisite Regulatory Approval), and, in each case, at the time of such termination, (1) the condition set forth in Section 7.01(b) (if the Law or Order giving rise to such condition not having been satisfied relates to a Requisite Regulatory Approval) or Section 7.01(c) shall not have been satisfied, (2) the condition set forth in Section 7.01(a) has been satisfied and (3) all of the conditions set forth in Section 7.02 shall have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing; provided that those conditions would have been capable of being satisfied if the Closing were to occur on such Termination Date), then Parent shall pay to the Company the amount of $66,100,000 (the “Parent Termination Fee”), which payment shall be made by wire transfer of immediately available funds within two (2) Business Days after such Termination Date.
(c)   The Company Termination Fee payable by the Company under (i) Section 8.03(b)(iii) shall be paid to Parent or its designee by the Company in immediately available funds prior to or substantially concurrently with, and as a condition to the effectiveness of, termination of this Agreement by the Company pursuant to Section 8.01(f) and (ii) Section 8.03(b)(ii) shall be paid to Parent or its designee by the Company in immediately available funds within two (2) Business Days after the termination of this Agreement by Parent pursuant to Section 8.01(e).
(d)   For purposes of Section 8.03(b)(i), Acquisition Proposal shall have the meaning assigned to such term in Section 6.03(g)(i), except that references to twenty percent (20%) in the definition thereof shall be deemed to be references to fifty percent (50%).
(e)   The parties acknowledge and agree that the agreements contained in this Section 8.03 are an integral part of the Transactions, and that, without these agreements, the parties would not enter into this Agreement. Accordingly, (i) if Parent fails to promptly pay the Parent Termination Fee when due pursuant to this Section 8.03 and, in order to obtain such payment, the Company commences a suit that results in a judgment against Parent for the Parent Termination Fee pursuant to this Section 8.03, Parent shall pay to the Company its and its Affiliates’ out-of-pocket, documented costs and expenses (including reasonable attorneys’ fees) in connection with such suit, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime lending rate as published in the Wall Street Journal from the date such fee, cost or expense was required to be paid to (but excluding) the payment date (collectively, whether in relation to the Parent Termination Fee pursuant to this clause (i) or the Company Termination Fee pursuant to clause (ii), “Termination Fee Collection Costs”) and (ii) if the Company fails to promptly pay the Company Termination Fee when due pursuant to this Section 8.03 and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the Company Termination Fee pursuant to this Section 8.03, the Company shall pay or cause to be paid to Parent (or its designee) its and its Affiliates’ Termination Fee Collection Costs. In no event shall (A) the Company be required to pay the Company Termination Fee or (B) Parent be required to pay the Parent Termination Fee, in each case, in connection with the termination of this Agreement or the Transactions more than once. In no event will any party be entitled to receive both (x) a grant of specific performance which results in the consummation of the Effective Time as contemplated in this Agreement, and (y) payment of the Company Termination Fee or the Parent Termination Fee, as applicable.
(f)   Each of the parties acknowledges that any amounts payable by the Company or Parent pursuant to this Section 8.03, including the Company Termination Fee and the Parent Termination Fee, does not constitute a penalty, but rather shall constitute liquidated damages in a reasonable amount that will compensate Parent or the Company, as applicable, for the disposition of its rights under this Agreement in the circumstances in which such amounts are due and payable, which amounts would otherwise be impossible to calculate with precision.
(g)   In circumstances where (i) the Company Termination Fee is payable in accordance with Section 8.03(b), the payment of the Company Termination Fee by or on behalf of the Company shall be Parent’s and Merger Sub’s sole and exclusive remedy (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise) against the Company, the Company Subsidiaries and any of their respective former, current or future direct or indirect equity holders, general or limited partners, controlling persons, stockholders, members, managers, directors, officers, employees, agents, Affiliates or assignees, for all losses and damages suffered as a result of the failure of the Merger or the other Transactions to be consummated, for any breach or failure to perform hereunder or otherwise or (ii) the Parent Termination Fee is payable in accordance with Section 8.03(b), the payment of the Parent Termination Fee by or on behalf of Parent shall be the Company’s sole and exclusive remedy (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise) against Parent, Merger Sub and any of their respective former, current or future direct or indirect equity holders, general or limited partners, controlling persons, stockholders, members, managers, directors, officers, employees, agents, Affiliates or assignees, for all losses and damages suffered as a result of the failure of the Merger or the other Transactions to be consummated, for any breach or failure to perform hereunder or otherwise, and, in each case, upon payment of such amount, no such person shall have any further liability or obligation relating to or arising out of this Agreement, the termination hereof or the Transactions; provided that, nothing herein shall release either the Company or Parent from liability for Fraud or Willful Breach.
ARTICLE IX
GENERAL PROVISIONS
SECTION 9.01   Non-Survival of Representations, Warranties and Agreements.   The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time; provided that this Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.
SECTION 9.02   Notices.   All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service or by email transmission (upon confirmation of receipt and provided that if sent by email transmission prior to 6:00 p.m. recipient’s local time, upon transmission (provided, however, that no “bounce back” or similar message of non-delivery is received with respect thereto) or if sent by email transmission after 6:00 p.m. recipient’s local time and no “bounce back” or similar message of non-delivery is received with respect thereto, the Business Day following the date of transmission) to the respective parties at the following coordinates (or at such other coordinates for a party as shall be specified in a notice given in accordance with this Section 9.02):
(a)	if to Parent or Merger Sub:
MIH Internet Holdings B.V. Symphony Offices Gustav Mahlerplein 5 1082 MS Amsterdam, Netherlands
	Attention:	The Directors
	Email:	*******
with a copy (which shall not constitute notice) to:
MIH Internet Holdings B.V. Symphony Offices Gustav Mahlerplein 5 1082 MS Amsterdam, Netherlands
	Attention:	Wayne Benn Nick Conway
	Email:	******* *******
and
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017
	Attention:	Louis Goldberg Lee Hochbaum
	Email:	******* *******
(b)	if to the Company:
Despegar.com, Corp. Av. Corrientes 800, C1043 CABA — Piso 17° y 18° Buenos Aires, Argentina
	Attention:	Monica A S Silva
	Email:	*******
with a copy (which shall not constitute notice) to:
Allen Overy Shearman Sterling US LLP 599 Lexington Avenue New York, NY 10022
	Attention:	George Karafotias Sean Skiffington
	Email:	******* *******

and
Conyers Dill & Pearman Pte. Ltd. Commerce House, Wickhams Cay 1 Road Town, Tortola, VG1110 British Virgin Islands
Attention:	Anton Goldstein
Email:	*******
SECTION 9.03   Certain Definitions.
(a)   For purposes of this Agreement:
“Acceptable Confidentiality Agreement” means (a) a confidentiality agreement in effect as of the date hereof or (b) a confidentiality agreement executed, delivered and effective after the date hereof that (i) does not contain any provision prohibiting or otherwise restricting the Company from making any of the disclosures required to be made by Section 6.03 or any other provision of this Agreement and (ii) contains confidentiality provisions that are no more favorable in the aggregate to the counterparty than those contained in the Confidentiality Agreement.
“Accrued Dividends” shall have the meaning set forth in the Company Governing Documents.
“Acquisition Agreement” means any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option or other similar agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with the terms of Section 6.03) regarding, or that is intended to result in, or could reasonably be expected to lead to, any Acquisition Proposal.
“Affiliate” of a specified person means a person that or who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.
“Anti-Corruption Laws” means Laws relating to bribery, corruption or money laundering, including the FCPA, the UK Bribery Act of 2010, as amended, or any successor statute, rules or regulations thereto and the OECD Convention Combating Bribery of Foreign Public Officials in International Business Transactions.
“Antitrust Laws” means all antitrust, competition or trade regulation Laws or Laws that are otherwise designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade or lessening of competition.
“Business Day” means any day (other than Saturday or Sunday) on which commercial banks banking in the County of New York, New York, Amsterdam, Netherlands or the British Virgin Islands are not required or permitted by Law to close.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company Governing Documents” means the Amended and Restated Memorandum and Articles of Association of the Company, as amended.
“Company Group” means the Company and each Company Subsidiary.
“Company Material Adverse Effect” means any event, circumstance, change, condition, occurrence or effect (each, an “Effect,” and collectively, “Effects”) that, individually or in the aggregate with any other Effect, has had, or would reasonably be expected to have (a) a material adverse effect on the assets, business, condition (financial or otherwise) or results of operations of the Company Group, taken as a whole, or (b) a material adverse effect on the ability of the Company to consummate the Transactions on or prior to the Outside Date; provided, however, that, in the case of clause (a) in no event shall any Effect resulting from or relating to any of the following, alone or in combination, be deemed to constitute a Company Material Adverse Effect, and no Effect resulting from or relating to any of the following shall be taken into account in determining whether there has been, a Company Material Adverse Effect: (i) general economic, political, regulatory, business, banking, financial, credit or capital market conditions, or any changes therein, including interest or exchange rates, or fluctuations in the value of any currency, (ii) changes generally affecting the industry (including seasonal fluctuations) in which the Company or any of the Company Subsidiaries operates, (iii) any change in accounting requirements or principles required by GAAP (or the interpretation thereof) or required by any change in applicable Laws (or the interpretation thereof) after the date hereof, (iv) any disease outbreak, epidemic or pandemic (including the SARS CoV-2 or COVID-19 virus) and any evolutions or mutations thereof or quarantine restrictions, natural disasters or other force majeure events or the worsening of any of the foregoing, the commencement, continuation, worsening or escalation of acts of armed hostility, terrorism or war, (v) changes proximately caused by the announcement of the execution of this Agreement or the pendency of the Transactions, the identity of, or any facts or circumstances relating to, Parent, Merger Sub or their respective Affiliates, any shareholder Action (direct or derivative) in respect of this Agreement or any of the Transactions, and any loss of or adverse change in any relationship, contractual or otherwise, with any Governmental Authority, supplier, vendor, service provider, partner, licensor, licensee or any other party having business dealings with the Company or any Company Subsidiary, or departure of any employees or officers of the Company or any Company Subsidiary, in each case as a result thereof or in connection therewith (provided that the exceptions in this subclause (v) shall not apply to any representations and warranties that by their terms address, as applicable, the consequences resulting from the execution, delivery and performance of this Agreement or the announcement or completion of the Transactions or the condition in Section 7.02(a) as it relates to any such representations and warranties), (vi) compliance with the express terms of, or the taking of any action expressly required by, this Agreement (excluding the Company operating in the ordinary course of business) or the taking of any action requested or consented to in writing by Parent prior to the taking of such action, (vii) any matter described in the Company Disclosure Schedule, (viii) any change or volatility in the trading price or trading volume of Ordinary Shares or any suspension of trading, or any changes in the ratings or the ratings outlook for the Company by any applicable rating agency or changes in any analyst’s recommendations or ratings with respect to the Company (provided, however, that, except as otherwise provided in this definition, the underlying cause of such change or volatility may be considered in determining whether there is a Company Material Adverse Effect), (ix) any failure to meet internal or published projections, forecasts, estimates, expectations or predictions in respect of any financial or operating metrics for any period or a decline in the price or trading volume of the Ordinary Shares (provided further that, except as otherwise provided in this definition, the underlying causes of such failure or decline may be considered in determining whether there is a Company Material Adverse Effect), or (x) the availability, or any increase in the cost, of the equity, debt or other financing necessary for Parent or Merger Sub to consummate the Transactions; provided further that if the exceptions set forth in subclauses (i), (ii) , (iii) and (iv) have a disproportionate impact on the Company Group, taken as a whole, compared to other companies that operate in the industries in which the Company Group operates, then such disproportionate impact may be taken into account in determining whether a Company Material Adverse Effect has occurred solely to the extent of such disproportionate impact.
“Company RSU” means a restricted stock unit award in respect of Shares granted under any Company Stock Plan or otherwise, including any such restricted stock unit award that is settled in Shares and any such phantom restricted stock unit award that is settled in cash.
“Company Shareholders’ Meeting” means a duly convened meeting of the shareholders of the Company called to obtain the Ordinary Shareholder Approval, or any valid adjournment or postponement thereof made in accordance with this Agreement.
“Company Stock Plan” means the Decolar.com, Inc. 2015 Stock Plan and the Despegar.com, Corp. Amended and Restated 2016 Stock Incentive Plan (which, prior to the amendment and restatement thereof, had been named the Decolar.com, Inc. 2016 Stock Option Plan), in each case, as amended from time to time.
“Company Subsidiary” means a Subsidiary of the Company.
“Confidentiality Agreement” means that certain Mutual Non-Disclosure Agreement, dated November 12, 2024, by and between MIH Investments One B.V. and the Company.

“Contract” means any legally binding contract, subcontract, agreement, note, bond, mortgage, indenture, lease, sublease, license, sublicense, permit, franchise or other instrument, obligation, commitment or arrangement or understanding of any kind or character.
“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by Contract or credit arrangement or otherwise.
“Dividends” shall have the meaning set forth in the Company Governing Documents.
“Employee” means any current officer or employee of the Company or any Company Subsidiary.
“Equity Awards” means the Company Options and the Company RSUs.
“Equity Interests” means any (a) shares or other equity interests or capital stock of any business company, corporation, limited liability company, partnership, joint venture or other business association or entity, (b) options, warrants, calls, subscriptions or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued shares or other equity interests or capital stock of any business company, corporation, limited liability company, partnership, joint venture or other business association or entity, (c) securities convertible into or exchangeable or exercisable for any such shares, capital stock or other equity interests, or (d) any other rights or instruments that are linked in any way to the price of the shares of capital stock of any other person or the value of all or any part of another person.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any corporation or trade or business under common control with the Company as determined under Sections 414(b), (c), (m) or (o) of the Code.
“Expedia Director” shall have the meaning set forth in the Company Governing Documents.
“Expenses” means all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants to a party and its Affiliates) incurred (whether or not billed) at any time (whether before or after the date of this Agreement) by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement.
“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder.
“Foreign Investment Law” means any Laws that are designed to prohibit, restrict or regulate foreign investment.
“Fraud” means common law fraud under Delaware Law; provided that under no circumstances shall “Fraud” include any equitable fraud, constructive fraud, negligent misrepresentation, unfair dealings, or other fraud or torts based on reckless disregard or negligence.
“Intellectual Property” means any and all intellectual property in any jurisdiction throughout the world, including any and all (a) trademarks, service marks, trade names, trademarks in brand names, trade dress, Internet domain names, trademarks in logos, corporate names, as well as any and all other identifiers indicating the business or source of goods or services (in each case, whether Registered, arising under common law or statutory law, or otherwise) and any and all goodwill connected exclusively with the use thereof and symbolized thereby; (b) statutory invention registrations, patents and patent applications (including provisionals, reissues, divisionals, reexaminations, continuations and continuations-in-part, extensions and counterparts thereof) and all rights in improvements to the inventions disclosed in each such registration, patent and patent application; (c) trade secrets, including rights in the following (to the extent the following can be protected as trade secrets or under proprietary rights under applicable Laws): know-how, methodologies, techniques, financial and marketing plans, pricing information, confidential research, algorithms, models, processes, formulas, client lists, supplier lists, invention rights, and other confidential or proprietary information; (d) copyrights (including copyrights in Software), rights in works of authorship, mask work rights, moral rights and design rights (in each case, regardless of the medium of fixation or means of expression and whether Registered, arising under common law or statutory law, or otherwise); (e) rights in Software; (f) industrial designs (whether Registered, arising under common law or statutory law, or otherwise); (g) registrations, applications, renewals and extensions for any of the foregoing in clauses (a) through (f); and (h) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement, misappropriation or other violations of any of the foregoing.
“Knowledge of the Company” or “Company’s Knowledge” means the actual knowledge, as of the date of this Agreement, of the individuals identified in Section 9.03(a) of the Company Disclosure Schedule.
“Leased Real Property” means any real property leased, subleased, licensed or otherwise used or occupied (whether as a tenant, subtenant, licensee, or other interest, respectively) by any member of the Company Group under any Company Lease.
“Liens” means any and all security interests, pledges, claims, charges, options, puts, calls, preemptive purchase rights, easements, restrictions, rights of first refusal, licenses, hypothecation, mortgages, liens and any other encumbrances of any kind or nature whatsoever.
“Non-Employee Service Provider” means any non-employee director, consultant, vendor or other independent contractor (who is a natural person) of the Company or any Company Subsidiary.
“NYSE” means the New York Stock Exchange.
“Open Source Software” means any “open source” Software, or other Software having an equivalent licensing or distribution model (including Software licensed pursuant to any GNU General Public License, Library General Public License, Lesser General Public License, Mozilla License, Berkeley Software Distribution License, Open Source Initiative License or MIT, or Apache licenses).
“Order” means, with respect to any person, any award, decision, injunction, judgment, stipulation, order, ruling, subpoena, writ, decree, consent decree or verdict entered, issued, made or rendered by any arbitrator or Governmental Authority of competent jurisdiction affecting such person or any of its properties.
“Owned Intellectual Property” means any and all Intellectual Property owned (or represented to Parent or any of Parent’s Affiliates or Representatives to be owned) by the Company or a Company Subsidiary.
“Permitted Lien” means (a) statutory Liens for Taxes not yet due and payable or the amount or validity of which is being contested in good faith in appropriate proceedings and for which adequate reserves have been set aside in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business, (c) zoning, entitlement, building and other land use regulations imposed by governmental agencies having jurisdiction over any Owned Real Property or Leased Real Property, (d) deposits or pledges made in connection with, or to secure payment of, worker’s compensation, unemployment insurance, old age pension programs mandated under applicable legal requirements or other social security, (e) covenants, conditions, restrictions, easements, encumbrances and other similar matters of record affecting title to but not adversely affecting current occupancy, operation or use of any Owned Real Property or Leased Real Property in any material respect, (f) restrictions on the transfer of securities arising under federal and state securities laws, (g) any non-exclusive licenses to or of, or other permissions to use, Intellectual Property granted in the ordinary course of business and (h) any statutory Liens caused by state statutes and/or principles of common law and specific agreements within some leases providing for landlord liens with respect to tenant’s personal property, fixtures and/or leasehold improvements at the subject premises which are not materially adverse to the current occupancy, operation or use of any Owned Real Property or Leased Real Property.
“person” means an individual, company, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.
“Personally Identifiable Information” means any and all data or information that (a) constitutes personal data, personally identifiable information, personal information or any term of similar import, in each case as defined under applicable Laws relating to data privacy, cybersecurity and/or the processing of such information or data or (b) that is governed, regulated or protected by one or more Laws relating to an identified or identifiable individual natural person or household.
“Plan” means any “employee benefit plan” (as defined in Section 3(3) of ERISA), whether written or unwritten and whether or not subject to ERISA, and each bonus, stock option, stock purchase, restricted stock, restricted stock unit, phantom stock, stock appreciation right, other equity-based, commission, incentive, deferred compensation, performance award, medical, dental, vision, disability, life insurance, supplemental retirement, employment, termination, severance, change of control, retention or similar plan, program, policy, arrangement contract or agreement to which the Company, any Company Subsidiary is a party, with respect to which the Company or any Company Subsidiary has any obligation or direct or indirect liability or that are maintained, contributed to or sponsored by the Company or any Company Subsidiary for the benefit of any Employee or Non-Employee Service Provider, other than a plan, policy, program or arrangement which is required to be maintained, contributed to or sponsored pursuant to applicable Law.
“Privacy Laws” means any and all applicable Laws that primarily govern or relate to data privacy, data security, data protection, cybersecurity or the receipt, collection, compilation, use, storage, sharing, safeguarding, security, disposal, destruction, disclosure, transfer or other processing of Personally Identifiable Information.
“Privacy Requirements” means any and all (a) Privacy Laws and (b) published, written policies and procedures, contractually binding industry standards, and restrictions and requirements contained in any Contract to which the Company or any Company Subsidiary is bound, in each case, under this clause (b), relating to the receipt, collection, compilation, use, storage, sharing, safeguarding, security, disposal, destruction, disclosure, transfer or other processing of Personally Identifiable Information.
“Registered” means registrations, recordations, filings, renewals and applications for any of the foregoing with, granted by or pending before a Governmental Authority or Internet domain name registrar.
“Representatives” of any person shall mean the officers, directors, employees, accountants, consultants, legal counsel, financial advisors, agents and other representatives of such person or any of its Subsidiaries.
“Sanctioned Country” means any country or region that is (or the government of which is) or has been since January 1, 2021, the subject or target of a comprehensive embargo under Sanctions Laws (including, as of the date of this Agreement, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, the Crimea Region of Ukraine, Cuba, Iran, North Korea, Russia and Syria).
“Sanctioned Person” means any person that is the subject or target of sanctions or restrictions under Sanctions Laws or Ex-Im Laws, including: (a) any person listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including OFAC’s Specially Designated Nationals and Blocked Persons List; (b) any person that is, in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled by a person or persons described in clause (a) of this definition; or (c) any national of a Sanctioned Country.
“Sanctions Laws” means all U.S. and non-U.S. Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by the U.S. Department of the Treasury, OFAC or the U.S. Department of State), the United Kingdom of Great Britain and Northern Ireland, the European Union or the United Nations Security Council.
“Series A Preferred Director” shall have the meaning set forth in the Company Governing Documents.
“Software” means any and all (a) computer programs, software, systems and code, including software implementation of algorithms, models and methodologies, program interfaces, source-code and object-code; (b) databases, data collections and compilations, operating systems and specifications, data and database management code; (c) utilities, graphical user interfaces, menus, images, icons, forms, methods of processing; (d) documentation, including programmer notes, user manuals and training materials, relating to such computer programs; and (e) in each case of the foregoing clauses (a) through (d), any and all versions, updates, corrections, enhancements and modifications thereof.

“Subsidiary” or “Subsidiaries” of any person shall mean (a) a business company or corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned by such person or by one or more other Subsidiaries of such person, (b) a partnership of which such person or one or more other Subsidiaries thereof is the general partner and has the power to direct the policies, management and affairs of such partnership, (c) a limited liability company of which such person or one or more other Subsidiaries thereof is the managing member and has the power to direct the policies, management and affairs of such company or (d) any other person (other than a business company, corporation, partnership or limited liability company) in which such person or one or more other Subsidiaries of such person has at least a majority ownership and power to direct the policies, management and affairs thereof.
“Systems” means any and all computers, information technology and data processing systems used or held for use by any member of the Company Group, including all Software, hardware, firmware, middleware, servers, workstations, routers, hubs, switches, algorithms, telemetry, charging, communication protocols, hosting, applications, networks (including cloud-based), data, communications facilities, platforms and related equipment and systems, and any and all content included on or in the foregoing, and any and all related documentation associated with each of the foregoing.
“Tax” or “Taxes” means any federal, state, local and non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value-added, alternative or add-on minimum, estimated and other similar taxes and any other assessment, fee, duty, levy or charge, imposed by any Governmental Authority, together with any interest, penalties and additions to tax imposed with respect thereto, whether disputed or not.
“Tax Returns” means any returns, declarations, claims for refund, or information returns or statements, and reports relating to Taxes that are filed with, or required to be filed with, any Governmental Authority, including any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such return, declaration, claim for refund or information return or statement, as well as any schedule or attachment thereto and any amendment thereof.
“Transactions” means the Merger and the other transactions contemplated by this Agreement.
“Willful Breach” means a material breach of, or a material failure to perform, a covenant or other agreement contained in this Agreement, that is a consequence of an act or omission undertaken by the breaching party with the knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement.
(b)   The following terms have the meaning set forth in the Sections set forth below:
Defined Term	Location of Definition
Acquisition Proposal	§ 6.03(g)(i)
Action	§ 3.11
Adverse Recommendation Change	§ 6.03(d)
Affiliate Transaction	§ 3.21
Agreement	Preamble
Articles of Merger	§ 1.03
Benefits Continuation Period	§ 6.05(a)
Book-Entry Shares	§ 2.02(a)
BVI Act	Recitals
Capitalization Date	§ 3.04(b)
Certificate of Merger	§ 1.03
Closing	§ 1.02

Defined Term	Location of Definition
Closing Date	§ 1.02
Company	Preamble
Company Agent	§ 9.09(b)
Company Board	Recitals
Company Board Recommendation	§ 3.22(a)
Company Disclosure Schedule	Article III
Company Leases	§ 3.14(b)
Company Option	§ 2.04(a)
Company Permits	§ 3.07
Company Shareholder Approval	§ 3.22(c)
Company Shares	§ 3.04(a)
Company Termination Fee	§ 8.03(b)(i)
Continued RSU	§ 2.04(e)
Continuing Service Provider	§ 6.05(a)
Cyber Incident	§ 3.20(b)
Data Breach	§ 3.20(a)
Dissenter Consideration	§ 2.06
Dissenting Shareholder	§ 2.06
Dissenting Shares	§ 2.06
Effect	§ 9.03(a)
Effective Time	§ 1.03
Enforceability Exceptions	§ 3.05
Environmental Laws	§ 3.18(a)
Exchange Act	§ 3.06(b)
Excluded Shares	§ 2.01(b)
GAAP	§ 3.09(b)
Goldman Sachs	§ 3.23
Governmental Authority	§ 3.06(b)
Hazardous Materials	§ 3.18(b)
Indemnified Parties	§ 6.04(a)
Intervening Event	§ 6.03(g)(ii)
IRS	§ 3.12(a)
Latest Balance Sheet	§ 3.09(e)
Law	§ 3.06(a)
Lookback Start Date	§ 3.07
Material Contracts	§ 3.16(a)
Merger	Recitals
Merger Consideration	§ 2.01(b)
Merger Sub	Preamble
Opinion	§ 3.23
Ordinary Shares	§ 3.04(a)
Ordinary Shareholder Approval	§ 3.22(c)
Ordinary Share Consideration	§ 2.01(a)

Defined Term	Location of Definition
Other RSU	§ 2.04(d)
Outside Date	§ 8.01(b)
Owned Real Property	§ 3.14(a)
Parent	Preamble
Parent Board	Recitals
Parent Termination Fee	§ 8.03(b)(iv)
party	Preamble
Paying Agent	§ 2.02(a)
Paying Agent Agreement	§ 2.02(a)
Payment Fund	§ 2.02(a)
Plan of Merger	§ 1.03
Pre-Closing Period	§ 5.01(a)
Restricted Cash Award	§ 2.04(d)
Registrar	§ 1.03
SEC	Article III
SEC Reports	§ 3.09(a)
Securities Act	§ 3.09(a)
Series A Shareholder Approval	§ 3.22(c)
Series A Preferred Shares	§ 3.04(a)
Series A Preferred Share Consideration	§ 2.01(b)
Series B Preferred Shares	§ 3.04(a)
Share Certificates	§ 3.04(a)
Shares	§ 2.01(b)
Superior Proposal	§ 6.03(g)(iii)
Surviving Company	§ 1.01
Surviving Company RSU	§ 2.04(e)
Termination Date	§ 8.01
Trade Control Laws	§ 3.26(d)
Transaction Committee	Recitals
Vested RSU	§ 2.04(c)
SECTION 9.04   Interpretation and Rules of Construction.   When a reference is made in this Agreement to an Exhibit, a Schedule, an Article or a Section, such reference shall be to an Exhibit, a Schedule, an Article or a Section of this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Documents, materials and information are deemed to have been “made available” to (i) Parent and Merger Sub if such documents, materials or information were available for review by Parent or its Representatives through the electronic data room hosted by Datasite Global Corporation and (ii) the Company if such documents, materials or information were delivered electronically to the Company or its Representatives by Parent or its Representatives in connection with the Transactions or, in either case, disclosed in an SEC Report filed and publicly available at least three (3) Business Days prior to the date of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, and if the last day of such period is not a Business Day, the period shall end on the immediately following Business Day. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. References to “days” shall mean “calendar days” unless expressly stated otherwise. Any reference in this Agreement to a date or time shall be deemed to be such date or time in the City of New York, New York, U.S.A., unless otherwise specified.
SECTION 9.05   Severability.   If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.
SECTION 9.06   Disclaimer of Other Representations and Warranties.   Parent, Merger Sub and the Company each acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III (including and as qualified by the Company Disclosure Schedule), with respect to the Company, and Article IV, with respect to Parent and Merger Sub, which representations and warranties by the Company, Parent and Merger Sub constitute the sole and exclusive representations and warranties of the Company, Parent and Merger Sub in connection with this Agreement or the Transactions, (a) no party makes, no party has made, and no party is relying on or has relied on, any representations or warranties relating to itself or its businesses or otherwise in connection with this Agreement or the Transactions, (b) no person has been authorized by any party to make any representation or warranty relating to such party or its businesses or otherwise in connection with this Agreement or the Transactions and, if made, such representation or warranty must not be relied upon as having been authorized by such party, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to any party or any of its Representatives, whether received prior to or after the date of this Agreement, are not and shall not be deemed to be or to include representations or warranties (unless such material or information is the subject of any representation or warranty set forth in this Agreement) and none of Parent or Merger Sub will have any claim against any member of the Company Group, or any of their respective Affiliates, shareholders or Representatives, or any other person with respect thereto.
SECTION 9.07   Entire Agreement.   This Agreement, taken together with the Company Disclosure Schedule and the Confidentiality Agreement, constitutes the entire agreement among the parties with respect to the subject matter hereof and thereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.
SECTION 9.08   Assignment.   Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties; provided that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to any direct or indirect wholly-owned Subsidiary of Parent so long as Parent continues to remain liable for all such obligations as if no such assignment had occurred. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 9.09   No Third-Party Beneficiaries; Appointment of Agent.
(a)   Each of the parties agrees that (i) their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the applicable parties, in accordance with and subject to the terms of this Agreement, and (ii) this Agreement is not intended to, and does not, confer upon any person other than the parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, except in each case, for (A) Section 6.04 (of which the Indemnified Parties are express third party beneficiaries), and (B) if the Effective Time occurs, the right of the holders of Shares to receive the Merger Consideration in accordance with Article II and the right of holders of Equity Awards to receive the payments contemplated by Section 2.04. Notwithstanding the foregoing, in the event of Parent or Merger Sub’s Willful Breach of this Agreement or Fraud, then the shareholders of the Company, acting solely through the Company Agent (as defined below), shall be entitled to pursue specific performance as set forth in Section 9.10, or, if specific performance is not sought or granted as a remedy, damages (which may include the benefit of the bargain lost by the shareholders of the Company); provided that the rights granted pursuant to this sentence shall be enforceable only by the Company Agent, on behalf of and as agent for the shareholders of the Company, in the Company Agent’s sole discretion, and in no event shall any such shareholder of the Company be entitled to enforce any of their rights, or any of Parent or Merger Sub’s obligations, under this Agreement, including in the event of any such Willful Breach of this Agreement or Fraud, but rather the Company Agent shall have the sole and exclusive right to do so.
(b)   For purposes of efficiency and administrability, in order to enforce such third party beneficiary rights set forth in Section 9.09(a), to the fullest extent permitted by Law, the adoption of this Agreement by the holders of Shares shall be deemed to constitute the designation of the Company as the sole and exclusive agent of the holders of Shares prior to the Closing (the “Company Agent”), with the right, on behalf of such holders, to pursue and recover any remedies, damages or other amounts, whether in Law or in equity, to which such holders may be entitled arising out of this Agreement, under which designation, the rights granted pursuant to this Section 9.09 and Section 8.02 with respect to the recovery of damages based on the losses suffered by the shareholders of the Company (including the loss of the economic benefit of the bargain of the Transactions to the shareholders of the Company) shall be enforceable on behalf of the shareholders of the Company only by the Company in accordance with Section 9.09(a); provided that, in such capacity as sole and exclusive agent for the shareholders of the Company, the Company shall (i) be entitled to reimbursement (from the shareholders of the Company) from any such recovery of damages of its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees determined by reference to standard hourly rates) that have been incurred by the Company in connection with acting as sole and exclusive agent for the shareholders of the Company pursuant to Section 9.09 and (ii) not be liable to the shareholders of the Company for any action taken, suffered or omitted to be taken by it in good faith except to the extent that the Company’s gross negligence or willful misconduct was the cause of any direct loss to the shareholders of the Company.
SECTION 9.10   Remedies; Specific Performance.   The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages, except as limited by Section 8.03) to (i) specific performance to enforce the observance and performance of such covenant or obligation and (ii) an injunction restraining such breach or threatened breach. Each party further agrees that no other party or any other person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.10, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Each party hereby waives and agrees not to assert any objections to any remedy referred to in this Section 9.10 (including any objection on the basis that there is an adequate remedy at law or that an award of such remedy is not an appropriate remedy for any reason at law or equity).
SECTION 9.11   Governing Law.
(a)   This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any applicable principles of conflict of laws that would cause the Laws of another jurisdiction other than the State of Delaware to otherwise govern this Agreement; provided that, (i) the provisions of the BVI Act applicable to the authorization, effectiveness and effects of the Merger will apply to the Merger and (ii) the applicable Law of the British Virgin Islands shall apply to the standard of conduct governing the acts by the Company Board and the Transaction Committee in connection with this Agreement, including with respect to compliance with statutory and fiduciary duties.
(b)   The parties agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be heard and determined exclusively in the Delaware Court of Chancery; provided that if the Delaware Court of Chancery does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in the United States District Court for the District of Delaware. Consistent with the preceding sentence, each of the parties hereby (i) submits to the exclusive jurisdiction of such courts for the purpose of any Action arising out of or relating to this Agreement brought by either party; (ii) agrees that service of process will be validly effected by sending notice in accordance with Section 9.02; and (iii) irrevocably waives, and agrees not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts. Process in any such Action may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 9.02 shall be deemed effective service of process on such party.
SECTION 9.12   Waiver of Jury Trial.   EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS. EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.
SECTION 9.13   Amendment.   This Agreement may be amended by the parties by action taken by or on behalf of the Company Board (acting upon the recommendation of the Transaction Committee) or Parent Board, as applicable, at any time prior to the Effective Time; provided that, after receipt of the Company Shareholder Approval, no amendment may be made that would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger or that would otherwise require the approval of the shareholders of the Company under applicable Law. This Agreement may not be amended except by an instrument in writing signed by each of the parties.
SECTION 9.14   Waiver.   At any time prior to the Effective Time, any party may (a) extend the time for the performance of any obligation or other act of any other party, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.
SECTION 9.15   Company Disclosure Schedule.   The parties agree that any reference in a particular section or subsection of the Company Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in each other section or subsection of the Company Disclosure Schedule to which such information reasonably relates as though fully set forth in such other section or subsection to the extent the applicability and relevance of such information to such other section or subsection is reasonably apparent on the face of such disclosure. Certain items and matters may be listed in the Company Disclosure Schedule for informational purposes only and may not be required to be listed therein by the terms of this Agreement. In no event shall the listing of items or matters in the Company Disclosure Schedule be deemed or interpreted to broaden, or otherwise expand the scope of, the representations and warranties or covenants contained in this Agreement. The mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty (a) shall not be deemed an admission that such item represents a material exception or material event, circumstance, change, effect, development or condition or that such item would constitute a Company Material Adverse Effect and (b) shall not be construed as an admission by the Company of any non-compliance with, or violation of, any third party rights (including any Intellectual Property rights) or any Law or Order of any Governmental Authority, such disclosures having been made solely for the purposes of creating exceptions to the representations made herein or of disclosing any information required to be disclosed under this Agreement. Without limiting the foregoing, no reference to or disclosure of a possible breach or violation of any Contract or agreement, Law or Order shall be construed as an admission or indication that a breach or violation exists or has actually occurred.
SECTION 9.16   Counterparts; Electronic Signatures.   This Agreement may be executed and delivered in counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by a scanned page via email (including by any electronic signature complying with the U.S. ESIGN Act of 2000 (e.g., DocuSign)) shall be effective as delivery of a manually executed counterpart to this Agreement.
[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
MIH Internet Holdings B.V.
By	/s/ Serge de Reus Name: Serge de Reus Title: Director Signing Location: Eindhoven
MIH Investments Merger Sub Limited
By	/s/ Wayne Benn Name: Wayne Benn Title: Director Signing Location: Cape Town
[Signature Page to Agreement and Plan of Merger]

DESPEGAR.COM, CORP.
By	/s/ Damián Scokin Name: Damián Scokin Title: Chief Executive Officer
[Signature Page to Agreement and Plan of Merger]

EXHIBIT A
FORM OF ARTICLES OF MERGER
[Attached]

ARTICLES OF MERGER
SECTION 171 OF THE BVI BUSINESS COMPANIES ACT
These Articles of Merger are executed on            , 2025 by Despegar.com, Corp., a BVI business company incorporated under the laws of the British Virgin Islands with company number 1936519 (the “Company”) and MIH Investments Merger Sub Limited, a BVI business company incorporated under the laws of the British Virgin Islands with company number 2165599 (“Merger Sub”) pursuant to the provisions of section 171 of the BVI Business Companies Act (Revised Edition 2020) (as amended) (the “Act”), and WITNESSETH as follows:
1.   The Company and Merger Sub hereby adopt the Plan of Merger, a copy of which is annexed hereto, with the intent that Merger Sub shall merge with and into the Company, with the Company being the surviving company of the merger (the “Surviving Company”) and that the merger shall be effective on the date that these Articles of Merger are registered by the Registrar of Corporate Affairs in the British Virgin Islands (the “Registrar”).
2.   The Company was incorporated under the Act on February 10, 2017 with company number 1936519.
3.   Merger Sub was incorporated under the Act on 18 December 2024 with company number 2165599.
4.   The memorandum of association and articles of association of the Company were first registered by the Registrar on February 10, 2017 (and were last amended and restated on December 11, 2023).
5.   The memorandum of association and articles of association of Merger Sub were first registered by the Registrar on 18 December 2024 and have not been amended.
6.   The merger and Plan of Merger were approved by the board of directors of the Company on December [22], 2024 and authorized by a resolution of the members of the Company adopted at a meeting of the members held on [•], 2025 [and a resolution approved by the sole holder of all of the Series A Preferred Shares of the Company adopted at a class meeting of the holders of the Series A Preferred Shares on [•], 2025]1.
7.   The merger and Plan of Merger were approved by the board of directors of Merger Sub on December [•], 2024 and authorized by a written resolution of the sole member of Merger Sub on December [•], 2024.
8.   The memorandum of association and articles of association of the Company shall be the memorandum of association and articles of association of the Surviving Company.
9.   The Company and Merger Sub have each complied with all the provisions of the laws of the British Virgin Islands to enable them to merge upon the date on which these Articles of Merger are registered by the Registrar.
10.   These Articles of Merger may be executed in counterparts which, when taken together, shall constitute one instrument.
11.   These Articles of Merger shall be governed by, and construed in accordance with, the laws of the British Virgin Islands.
[Signature page follows.]

IN WITNESS WHEREOF the parties hereto have caused these Articles of Merger to be executed on this                  .
)
SIGNED for and on behalf of	)
Despegar.com, Corp.	)
By:	)
Title: Director	)
)
)
SIGNED for and on behalf of	)
MIH Investments Merger Sub Limited	)
By:	)
Title: Director	)
)

EXHIBIT B
FORM OF PLAN OF MERGER
[Attached]

PLAN OF MERGER
SECTION 170 OF THE BVI BUSINESS COMPANIES ACT
This Plan of Merger is made between Despegar.com, Corp., a BVI business company incorporated under the laws of the British Virgin Islands with company number 1936519 (the “Company”) and MIH Investments Merger Sub Limited, a BVI business company incorporated under the laws of the British Virgin Islands with company number 2165599 (“Merger Sub”) pursuant to the provisions of section 170 of the BVI Business Companies Act (Revised Edition 2020) (as amended) (the “Act”).
WHEREAS each of the Company and Merger Sub is a BVI business company existing under and by virtue of the Act, and each is entering into this Plan of Merger pursuant to the provisions of section 170 of the Act;
WHEREAS the board of directors of each of the Company and Merger Sub has determined that it is advisable and fair to, and in the best interests of, such company and its respective members that Merger Sub be merged with and into the Company, with the Company being the surviving company of the merger; and
WHEREAS it is intended that the merger shall become effective at the time the Articles of Merger accompanying this Plan of Merger are registered by the Registrar of Corporate Affairs (the “Registrar”) (the “Effective Time”).
NOW THEREFORE THIS PLAN OF MERGER PROVIDES AS FOLLOWS:
1.   The constituent companies to the merger are the Company and Merger Sub.
2.   The surviving company of the merger is the Company (the “Surviving Company”).
3.   The Company has [•]1 shares of no par value in issue made up of [•]2 ordinary shares of no par value (the “Ordinary Shares”) and 150,000 series A preferred shares of no par value (the “Series A Preferred Shares”). The Ordinary Shares are entitled to vote on the merger together as a single class [and a separate class approval of a majority of the Series A Preferred Shares is also required for the merger]3. [The Series A Preferred Shares are not entitled to vote on the merger, but the holders thereof have received notice of the meeting of members to approve the Plan of Merger and a copy of this Plan of Merger in accordance with section 170(5)(b) of the Act.4
4.   Merger Sub has [•]5 shares of no par value of a single class in issue (“Merger Sub Shares”), all of which are entitled to vote on the merger as one class.
5.   Upon the merger, the separate corporate existence of Merger Sub shall cease and the Surviving Company shall become the owner, without further action, of all the assets, property, rights, privileges, immunities, powers, objects and purposes of the constituent companies and the Surviving Company shall become subject to all claims, debts, liabilities and obligations of the constituent companies to the merger, in each case in accordance with the Act.

1
[Note to draft: to be updated just before closing (e.g. to include any pre-closing option exercises).]

2
[Note to draft: to be updated just before filing (e.g. to include any pre-closing option exercises).]

3
[Note to draft: To be included if Series A Preferred Shares will be canceled (as contemplated by section 2.01(b)(i) of the Merger Agreement). To be removed if the Series A Preferred Shareholder Approval is not obtained and the Series A Preferred Shares will remain outstanding as contemplated by section 2.01(b)(ii) of the Merger Agreement.]

4
[Note to draft: To be included if Series A Preferred Shares will remain outstanding as contemplated by section 2.01(b)(ii) of the Merger Agreement. To be removed if the Series A Preferred Shareholder Approval is obtained and Series A Preferred Shares will be canceled as contemplated by section 2.01(b)(ii) of the Merger Agreement.]

5
[Note to draft: to be updated just before filing (e.g. to include any pre-closing share issuances).]

6.   The terms and conditions of the merger, including the manner and basis of cancelling, reclassifying or converting shares in each constituent company shall be as follows:
a.   Each Ordinary Share issued and outstanding immediately prior to the Effective Time [(the “Shares”)]6, other than Ordinary Shares to be canceled in accordance with paragraph 6(c) of this Plan of Merger or Dissenting Shares (defined below) (collectively, the “Excluded Shares”), shall be canceled and shall be converted automatically into the right to receive $[•] in cash, without interest (the “[Ordinary Share]/[Merger]7 Consideration”) and at the Effective Time the holders thereof will cease to be members and shareholders (and will not be a member or shareholder of the Surviving Company) and to have any rights as members or shareholders with respect to such Shares other than the right to receive the [Ordinary Share]/[Merger] Consideration.
b.   [Each Series A Preferred Share issued and outstanding immediately prior to the Effective Time (together with the Ordinary Shares, the “Shares”), shall be canceled and shall be converted automatically into the right to receive a cash price per Series A Preferred Share equal to (a) the product of (x) 110.0% and (y) the sum of (i) $1,000 per Series A Preferred Share and (ii) any Accrued Dividends (as defined in the memorandum of association of the Company) per Series A Preferred Share, plus (b) without duplication, any accrued and unpaid Dividends (as defined in the memorandum of association of the Company) to, but excluding, the date upon which the merger contemplated by this Plan of Merger is registered by the Registrar (the “Series A Preferred Share Consideration” and together with the Ordinary Share Consideration, the “Merger Consideration”).]8/[Each Series A Preferred Share issued and outstanding immediately prior to the Effective Time shall remain outstanding as a Series A Preferred Share of the Surviving Company and shall be unaffected by the Merger.]9
c.   Each Share held in treasury by the Company or owned by any direct or indirect wholly owned subsidiary of the Company and each Share owned by Merger Sub, MIH Internet Holdings B.V. (“Parent”) or any direct or indirect wholly owned subsidiary of Parent immediately prior to the Effective Time shall automatically be canceled for no consideration (and without any conversion thereof and no payment or distribution shall be made with respect thereto) and at the Effective Time the holders thereof will cease to be members and shareholders (and will not be a member or shareholder of the Surviving Company) and to have any rights as members or shareholders with respect to such Shares.
d.   If a holder of Shares (a “Dissenting Shareholder”) properly demands in writing, and does not withdraw or lose, its dissenters’ rights for such Shares, in accordance with section 179 of the Act (the “Dissenting Shares”) and otherwise complies with all provisions of the Act relevant to the exercise and perfection of dissenters’ rights, then such Shares shall not be converted into the right to receive the Merger Consideration, and the Dissenting Shareholder shall be entitled to receive an amount for such Dissenting Shares calculated in accordance with section 179 of the Act (the “Dissenter Consideration”). From and after the Effective Time, the Dissenting Shares will automatically be cancelled as a result of

6
[Note to draft: Definition to be included if Series A Preferred Shares will remain outstanding as contemplated by section 2.01(b)(ii) of the Merger Agreement. To be removed if the Series A Preferred Shareholder Approval is obtained and Series A Preferred Shares will be canceled as contemplated by section 2.01(b)(i) of the Merger Agreement. In the latter case the definition of “Shares” will include Series A Preferred Shares as per paragraph 6(b) of the Plan of Merger.]

7
[Note to draft: “Ordinary Share Consideration only to be used if there will be “Preferred Share Consideration” (i.e. where the Preferred Shares will be canceled as contemplated by section 2.01(b)(i) of the Merger Agreement). Otherwise the term “Merger Consideration” shall be used.]

8
[Note to draft: To be included if Series A Preferred Shares will be canceled (as contemplated by section 2.01(b)(i) of the Merger Agreement). To be removed if the Series A Preferred Shareholder Approval is not obtained and the Series A Preferred Shares will remain outstanding as contemplated by section 2.01(b)(ii) of the Merger Agreement.]

9
[Note to draft: To be included if Series A Preferred Shares will remain outstanding as contemplated by section 2.01(b)(ii) of the Merger Agreement. To be removed if the Series A Preferred Shareholder Approval is obtained and Series A Preferred Shares will be canceled as contemplated by section 2.01(b)(i) of the Merger Agreement.]

the merger and will cease to exist or be outstanding and each shareholder who has properly exercised such dissenters’ rights will cease to be a member or shareholder of the Company (and will not be a member or shareholder of the Surviving Company) and will not have any rights of a member or shareholder of the Company or the Surviving Company with respect to the Dissenting Shares (including any right to receive such holder’s portion of the Merger Consideration), except the right to receive payment of the Dissenter Consideration (unless, after the Effective Time, such holder fails to perfect or withdraws or otherwise loses his, her or its right to dissent, in which case the Dissenting Shares will only have the right to receive the Merger Consideration, without interest thereon).
e.   Each Merger Sub Share issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable ordinary share, without par value, of the Surviving Company.
7.   The memorandum of association and articles of association of the Company shall be the memorandum of association and articles of association of the Surviving Company.
8.   The merger shall be effective on the date on which the Articles of Merger relating to the merger are registered by the Registrar of Corporate Affairs.
9.   This Plan of Merger may be executed in counterparts which, when taken together, shall constitute one instrument.
12.   This Plan of Merger shall be governed by, and construed in accordance with, the laws of the British Virgin Islands.
[Signature page follows.]

IN WITNESS WHEREOF the parties hereto have caused this Plan of Merger to be executed on                  .
)
SIGNED for and on behalf of	)
Despegar.com, Corp.	)
By:	)
Title: Director	)
)
)
SIGNED for and on behalf of	)
MIH Investments Merger Sub Limited	)
By:	)
Title: Director	)
)

EXHIBIT C
FORM OF VOTING AND SUPPORT AGREEMENT
[Attached]

VOTING AND SUPPORT AGREEMENT
This VOTING AND SUPPORT AGREEMENT (as the same may be amended from time to time in accordance with its terms, this “Agreement”), dated as of December 23, 2024, by and among the Persons listed on Schedule A hereto (each a “Shareholder” and collectively, the “Shareholders”) in each such person’s capacity as a shareholder of Despegar.com, Corp., a British Virgin Islands business company with limited liability with BVI company number 1936519 (the “Company”), and MIH Internet Holdings B.V., a Netherlands private limited liability company (besloten vennootschap) (“Parent”). Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Merger Agreement (as defined below).
WHEREAS, in order to induce Parent and MIH Investments Merger Sub Limited, a British Virgin Islands business company with limited liability with BVI company number 2165599 and a wholly owned subsidiary of Parent (“Merger Sub”) to enter into an Agreement and Plan of Merger dated as of the date hereof (the “Merger Agreement”) with the Company, Parent has requested each Shareholder, and each Shareholder has agreed, to enter into this Agreement with respect to the number of Shares and the number of Series A Preferred Shares that such Shareholder beneficially owns and are set forth next to such Shareholder’s name on Schedule A hereto (together with such additional Shares or voting securities of which such Shareholder acquires record or beneficial ownership after the date hereof, such Shareholder’s “Subject Shares”).
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
ARTICLE 1
Grant of Proxy; Voting Agreement
Section 1.01.   Voting Agreement.   Beginning on the date hereof until the Expiration Date (as defined below), each Shareholder hereby irrevocably and unconditionally agrees that at any meeting of the shareholders of the Company, including the Company Shareholders’ Meeting, however called, and at any adjournment thereof, at which the Merger Agreement, the Plan of Merger (or any amended version thereof), or the transactions contemplated thereby are submitted for the consideration and vote of the shareholders of the Company, and, if applicable, in connection with any written consent of the shareholders of the Company, or in any other circumstance in which the vote, consent (if applicable) or other approval of the shareholders of the Company is sought, each Shareholder shall, in each case to the fullest extent that its Subject Shares are entitled to vote thereon or, if applicable, consent thereto, (a) appear at such meeting or otherwise cause its Subject Shares to be counted as present thereat for purposes of calculating a quorum, (b) vote (or cause to be voted), in person or by proxy, or, if applicable, deliver (or cause to be delivered) a written consent with respect to all Subject Shares that such Shareholder is entitled to vote at the time of any vote or, if applicable, action by written consent (i) in favor of the approval and authorization (as applicable) of the Merger Agreement, the Plan of Merger (or any amended version thereof), the Merger, the Transactions and any actions related thereto, (ii) in favor of any proposal to adjourn a meeting of the shareholders of the Company to solicit additional proxies in favor of the approval and authorization (as applicable) of the Merger Agreement, the Plan of Merger (or any amended version thereof), the Merger, the Transactions and any actions related thereto, and (iii) against any (1) Acquisition Proposal, (2) reorganization, recapitalization, liquidation or winding-up of the Company or any other extraordinary transaction involving the Company (except as contemplated by the Merger Agreement), (3) action or agreement the consummation of which would reasonably be expected to interfere with, prevent or delay the consummation of the Transactions, (4) any action or agreement that would reasonably be expected to result in a material breach or violation of any covenant, representation or warranty or any other obligation of such Shareholder contained in this Agreement, and (5) any change in the membership of the Company Board unless approved by Parent. Any Shareholder acting by written consent shall provide the Company and Parent with at least five Business Days’ written notice prior to signing the action proposed to be taken by written consent with respect to any Subject Shares. Without limitation to the generality of the foregoing and subject to the terms of this Agreement, with respect to each Shareholder holding Series A Preferred Shares, such Shareholder further irrevocably and unconditionally agrees that it shall vote (or cause to be voted), in person or by proxy, or if applicable, execute and deliver (or cause to be delivered) to Parent and the Company a written consent with respect to all Series A Preferred Shares that such Shareholder is entitled to vote at the same time of any vote or, if applicable, action by written consent, in favor of the Series A Preferred Shareholder Approval and sign and deliver any action proposed to be taken by written consent with respect to any Subject Shares in relation to providing class consent to any actions required in respect of the Merger Agreement, the Articles of Merger, the Plan of Merger, all agreements related to the Merger, any removal of a Series A Preferred Director (as defined in the memorandum and articles of association of the Company), each of which as required to permit the Company Board to be composed of only those directors contemplated by the Merger Agreement at the Effective Time. Each Shareholder holding Series A Preferred Shares shall (i) act in good faith and cooperate with the Company to enable the Preferred Shareholder Meeting to be held as soon as reasonably practicable (and on short notice to the extent practicable) and by conference call and/or videoconference (as convenient); and (ii) attend the Preferred Shareholder Meeting for the purposes of providing the Series A Preferred Shareholder Approval as contemplated by the Merger Agreement. No reference in the Merger Agreement to the Series A Preferred Shareholder Approval not being obtained shall relieve any Shareholder holding Series A Preferred Shares from providing the Series A Shareholder Approval.
Section 1.02.   Irrevocable Proxy.   Each Shareholder hereby revokes any and all previous proxies granted with respect to its Subject Shares (and such Shareholder hereby represents that any such prior proxy is revocable). By entering into this Agreement, such Shareholder hereby grants a proxy appointing Parent as such Shareholder’s attorney-in-fact and proxy, with full power of substitution, for and in such Shareholder’s name, to vote, express consent (if applicable) or dissent, or otherwise to utilize such voting power in the manner contemplated by Section 1.01 above as Parent or its proxy or substitute shall, in Parent’s sole discretion, deem proper with respect to the Subject Shares if such Shareholder is unable to perform or otherwise does not perform his, her or its obligations under this Agreement with respect to its Subject Shares solely with respect to the matters set forth in Section 1.01. The proxy granted by such Shareholder pursuant to this Article 1 is irrevocable and is granted in consideration of Parent entering into this Agreement and the Merger Agreement and incurring certain related fees and expenses. The proxy granted by such Shareholder shall be automatically revoked upon the Expiration Date. Each Shareholder hereby ratifies and confirms all actions that the proxy appointed hereunder may lawfully do or cause to be done in accordance with this Section 1.02. Each Shareholder intends this proxy to be irrevocable and unconditional during the term of this Agreement and coupled with an interest and will take such further action or execute such other instruments as may be reasonably necessary to effect the intent of this proxy. Each Shareholder hereby agrees not to grant any proxy during the term of this Agreement with respect to any Subject Shares that is inconsistent with the proxy granted pursuant to this Section 1.02. Any attempt by such Shareholder to grant a proxy, vote, consent (if applicable) or express dissent with respect to (or otherwise to utilize the voting power of) its Subject Shares in a manner inconsistent with the proxy granted pursuant to this Section 1.02 shall be null and void ab initio.
ARTICLE 2
Representations and Warranties of Shareholders
Each Shareholder on its own behalf represents and warrants to Parent, severally and not jointly, as of the date hereof with respect to such Shareholder, that:
Section 2.01.   Corporate Authorization; Binding Agreement.   The execution, delivery and performance by such Shareholder of this Agreement and the consummation by such Shareholder of the transactions contemplated hereby are within the organizational or individual powers of such Shareholder and have been duly authorized by all necessary action on the part of such Shareholder. This Agreement constitutes a legal, valid and binding Agreement of such Shareholder, enforceable against such Shareholder in accordance with its terms, subject, in the case of enforceability, to the Enforceability Exceptions. If such Shareholder is married and the Subject Shares set forth on Schedule A hereto opposite such Shareholder’s name constitute community property under applicable Law, this Agreement has been duly authorized, executed and delivered by, and constitutes the valid and binding agreement of, such Shareholder’s spouse. If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into and perform this Agreement. Other than as provided in the Merger Agreement and except for any filings by such Shareholder with the SEC, the execution, delivery and performance by such Shareholder of this Agreement does not require any action by or in respect of, or any notice, report or other filing by such Shareholder with or to, or any consent, registration, approval, permit or authorization from, any Governmental Authority, other than any actions or filings the absence of which would not reasonably be expected to, individually or in the aggregate, prevent, delay or impair or otherwise materially and adversely impact such Shareholder’s ability to perform its obligations hereunder.
Section 2.02.   Non-Contravention.   The execution, delivery and performance by such Shareholder of this Agreement and the performance of its obligations hereunder do not and will not (i) if such Shareholder is an entity, violate the certificate of incorporation or bylaws (or other comparable organizational documents) of such Shareholder, (ii) violate any applicable Law, (iii) require any consent, payment, notice to, or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which such Shareholder is entitled under any provision of any Contract to which such Shareholder is a party, in each case of this clause (iii), other than such consents, payments, notices to, or other actions that (A) have been duly obtained prior to the execution and delivery of this Agreement or (B) would not reasonably be expected to, individually or in the aggregate, prevent, delay or impair such Shareholder’s ability to perform its obligations hereunder or (iv) result in the creation or imposition of any Lien (other than Permitted Liens and any Liens created by this Agreement) on any asset of such Shareholder (including the Subject Shares).
Section 2.03.   Ownership of Shares.   Such Shareholder is the sole record and beneficial owner of the Subject Shares, free and clear of any Liens, rights, understandings or arrangements or any other limitations or restrictions whatsoever, including any restriction on the right to vote or otherwise dispose of the Subject Shares (other than Permitted Liens and any Liens created by this Agreement). Except for this Agreement, none of the Subject Shares is subject to any voting trust or other Contract with respect to the voting of such Subject Shares. Except as provided in Article 1 of this Agreement, such Shareholder has, and will have at all times during the term of this Agreement, the sole right to vote and direct the vote of, and to dispose of and direct the disposition of, such Shareholder’s Subject Shares, and there are no Contracts of any kind, contingent or otherwise, obligating such Shareholder to Transfer, or cause to be Transferred, any of its Subject Shares, and no Person has any contractual or other right or obligation to purchase or otherwise acquire any of such Shareholder’s Subject Shares. Except for this Agreement, none of such Shareholder’s Subject Shares are subject to any voting agreement, voting trust or other Contract, including any proxy, consent or power of attorney. For purposes of this Agreement, “beneficial ownership” and “beneficially own” and similar terms have the meaning set forth in Rule 13d-3 under the U.S. Securities Exchange Act of 1934.
Section 2.04.   Total Shares.   Except for its Subject Shares set forth on Schedule A hereto, such Shareholder does not beneficially own any Equity Interests of the Company.
Section 2.05.   Reliance.   Such Shareholder acknowledges that such Shareholder is a sophisticated investor with respect to its Subject Shares and has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the transactions contemplated by this Agreement and the Merger Agreement and has, independently and without reliance upon any other Person, and based on such information as such Shareholder has deemed appropriate, made his, her or its own analysis and decision to enter into this Agreement. Such Shareholder acknowledges that it has had the opportunity to seek independent legal advice from legal counsel of such Shareholder’s own choosing prior to executing this Agreement.
Section 2.06.   Absence of Litigation.   Such Shareholder represents that there is no Action pending or, to the knowledge of such Shareholder, threatened against or affecting (i) such Shareholder or any of its properties or assets (including such Shareholder’s Subject Shares) or (ii) any of its controlled Affiliates or any of their respective properties or assets, in each case before (or, in the case of threatened Actions, that would be before) or by any Governmental Authority or arbitrator that would reasonably be expected to, individually or in the aggregate, prevent or delay or impair the consummation by such Shareholder of the transactions contemplated by this Agreement or otherwise adversely impact such Shareholder’s ability to perform its obligations hereunder in a timely manner.

Section 2.07.   Other Agreements.   Except for this Agreement, such Shareholder represents that such Shareholder has not taken any action that would or would reasonably be expected to (i) constitute or result in a breach hereof, (ii) make any representation or warranty of such Shareholder set forth in this Agreement untrue or incorrect, or (iii) have the effect of preventing such Shareholder from performing any of its obligations under this Agreement.
Section 2.08.   Finder’s Fees.   No investment banker, broker, finder or other intermediary is entitled to a fee or commission from Parent or the Company in respect of this Agreement based upon any arrangement or agreement made by or on behalf of such Shareholder in such Shareholder’s capacity as such.
Section 2.09.   No Other Representations.   Such Shareholder acknowledges and agrees that other than the representations expressly set forth in this Agreement, Parent has not made, and is not making, any representations or warranties to such Shareholder with respect to Parent, the Merger Agreement or any other matter. Such Shareholder hereby specifically disclaims reliance upon any representations or warranties (other than the representations expressly set forth in this Agreement).
ARTICLE 3
Representations and Warranties of Parent
Parent represents and warrants to each Shareholder as follows:
Section 3.01.   Corporation Authorization.   The execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the transactions contemplated hereby are within the corporate powers of Parent and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of Parent, enforceable against Parent in accordance with its terms, subject, in the case of enforceability, to the Enforceability Exceptions.
Section 3.02.   Non-Contravention.   The execution, delivery and performance by Parent of this Agreement and the performance of its obligations hereunder do not and will not (i) violate the deed of incorporation and articles of association of Parent, (ii) violate any applicable Law, (iii) require any consent, payment, notice to, or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which Parent is entitled under any provision of any Contract to which Parent is a party, in each case of this clause (iii), other than such consents, payments, notices to, or other actions that (A) have been duly obtained prior to the execution and delivery of this Agreement or (B) would not reasonably be expected to, individually or in the aggregate, prevent, delay or impair Parent’s ability to perform its obligations hereunder.
Section 3.03.   No Other Representations.   Parent acknowledges and agrees that other than the representations expressly set forth in this Agreement, each Shareholder has not made, and is not making, any representations or warranties to Parent with respect to such Shareholder, the Merger Agreement or any other matter. Parent hereby specifically disclaims reliance upon any representations or warranties (other than the representations expressly set forth in this Agreement).
ARTICLE 4
Covenants of Shareholders
Each Shareholder hereby covenants and agrees that:
Section 4.01.   No Proxies for or Encumbrances on Subject Shares.
(a)   Except pursuant to the terms of this Agreement, such Shareholder shall not, without the prior written consent of Parent, directly or indirectly, (i) grant any proxies, powers of attorney, or any other authorizations or consents, or enter into any voting trust or other Contract with respect to the voting of any Subject Shares, (ii) sell, assign, transfer, encumber or otherwise dispose of, or enter into any Contract with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of (including by gift, and whether by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise, and including pursuant to any derivative transaction), any Subject Shares (or any beneficial ownership therein or portion thereof) during the term of this Agreement or consent to any of the foregoing (each, a “Transfer” (which defined term includes derivations of such defined term)), (iii) otherwise permit any Liens to be created on any of such Shareholder’s Subject Shares or (iv) enter into any Contract with respect to the direct or indirect Transfer of any of such Shareholder’s Subject Shares; provided that nothing herein shall prohibit a Shareholder from the following: (A) if such Shareholder is an individual, make Transfers of the Subject Shares (w) to any trust for the direct benefit of such Shareholder or the immediate family of such Shareholder, (x) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of such Shareholder, (y) by operation of law pursuant to a qualified domestic relations order or in connection with a divorce settlement, or (z) to the Company to cover tax withholding obligations of such Stockholder in connection with the vesting of any Company RSU, provided that the underlying Subject Shares held by such Shareholder shall continue to be subject to the restrictions and obligations set forth in this Agreement, or (B) Transfer Subject Shares to an Affiliate controlled by funds holding such Shareholder’s Subject Shares (any such Transfer, a “Permitted Transfer”); provided, further, that any Permitted Transfer shall be permitted only if, as a precondition to such Transfer, the transferee agrees in writing to be bound by each of the terms of, and to assume all of the obligations of such Shareholder under, this Agreement with respect to the Subject Shares so Transferred by executing and delivering a joinder agreement, in form and substance reasonably acceptable to Parent.
(b)   Such Shareholder hereby agrees that this Agreement and the obligations hereunder shall attach to such Shareholder’s Subject Shares and shall be binding upon any Person to which legal or beneficial ownership shall pass, whether by operation of law or otherwise including its successors or permitted assigns and if any involuntary Transfer of any of such Shareholder’s Subject Shares shall occur (including a sale by such Shareholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shareholder’s Subject Shares subject to all of the restrictions, liabilities and rights under this Agreement as such Shareholder for all purposes hereunder. Such Shareholder agrees that it shall not, and shall cause each of its controlled Affiliates not to, become a member of a “group” (as defined under Section 13(d) of the Exchange Act) with respect to any equity interests in the Company for the purpose of opposing or competing with or taking any actions inconsistent with the Transactions. Each Shareholder hereby agrees not to request that the Company register the Transfer of any certificate or uncertificated interest representing any or all of the Subject Shares and each Shareholder authorizes the Company to impose stop orders to prevent the Transfer of any of such Shareholder’s Subject Shares in violation of this Agreement (and to refuse to record any such Transfer in the Company’s register of members). Such Shareholder shall not seek or solicit any such Transfer and agrees to notify Parent promptly, and to provide all details requested by Parent, if such Shareholder shall be approached or solicited, directly or indirectly, by any Person with respect to any of the foregoing.
Section 4.02.   Other Offers.
(a)   No Shareholder shall take any action that the Company would then be prohibited from taking under Section 6.03 of the Merger Agreement.
(b)   Notwithstanding anything to the contrary in this Section 4.02, any Shareholder who is a director of the Company shall be entitled to participate with the Company and its Representatives in any negotiations or discussions with any Person (including, without limitation, negotiating or discussing a voting agreement with a Person that would be entered into at any time after the termination of this Agreement), or any preparations therefor, in each case in connection with an Acquisition Proposal or a Superior Proposal to the extent that the Company is permitted to engage in such negotiations or discussions in accordance with Section 6.03 of the Merger Agreement.
Section 4.03.   Appraisal Rights.   Each Shareholder hereby irrevocable waives and agrees not to exercise any rights (including under Section 179 of the BVI Act) it may have to demand appraisal, dissent or any similar or related matter with respect to any Subject Shares that may arise with respect to the Merger.
Section 4.04.   Actions.   Each Shareholder hereby agrees not to commence or participate in any Action or claim, whether derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective Affiliates, or their respective boards of directors or members thereof or officers, relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement, or the consummation of the

Transactions, including any such claim (i) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement, or (ii) alleging a breach of any fiduciary duty of the Company Board in connection with the Merger Agreement or the Transactions, and such Shareholder hereby agrees to take all actions necessary to opt out of any class in any class action relating to the foregoing; provided that the foregoing shall not limit a Shareholder from (A) participating as a defendant or asserting counterclaims in response to any claims commenced against such Shareholder relating to this Agreement, the Merger Agreement or the Transactions or (B) asserting a claim against Parent or Merger Sub for breach of this Agreement or, to the extent permitted by the Merger Agreement and applicable Law, the Merger Agreement.
Section 4.05.   Notice of Certain Events.   Each Shareholder shall promptly notify Parent of any fact, change or development occurring or arising after the date hereof that causes, or would reasonably be expected to cause, any breach of any representation, warranty, covenant or agreement of such Shareholder hereunder.
Section 4.06.   Adverse Actions.   Each Shareholder hereby covenants and agrees that such Shareholder shall not, at any time prior to the Expiration Date, (a) take, agree or commit to take any action that could reasonably be expected to make any representation and warranty of such Shareholder contained in this Agreement inaccurate in any material respect as of any time during the term of this Agreement, (b) fail to take all reasonable action necessary to prevent any such representation or warranty from being inaccurate in any material respect at any such time or (c) take any action that would prevent, delay, or would reasonably be expected to delay in any material respect the Transactions.
Section 4.07.   Adjustments.   In the event of any share split, division of shares, share dividend or distribution, reorganization, recapitalization, readjustment, reclassification, combination, exchange of shares or the like of the shares of the Company on, of or affecting the Subject Shares, then the terms of this Agreement shall apply to the Company Securities received in respect of the Subject Shares by such Shareholder immediately following the effectiveness of the events described in this Section 4.07, as though they were Subject Shares hereunder.
Section 4.08.   Directors and Officers.   Nothing in this Agreement shall limit or restrict any Shareholder who serves as a director or officer of the Company or any of its Subsidiaries in acting in his or her capacity as a director or as an officer, as applicable, of the Company or such Subsidiary, as applicable, it being understood that this Agreement applies to each Shareholder solely in his or her capacity as a shareholder of the Company and does not apply to, and shall not limit or affect in any manner, any such Shareholder’s actions, omissions, judgments or decisions as a director or officer, as applicable, of the Company or any of its Subsidiaries, including any action permitted by Section 6.03 of the Merger Agreement, and no such action, omission, judgment or decision, in such Shareholder, affiliate or designee’s capacity as member of the director or officer of the Company or any of its Subsidiaries shall violate any of such Shareholder’s agreements or obligations under this Agreement. Parent shall not assert any claim that any action taken by such Shareholder in his capacity as a director or officer of the Company or any of its Subsidiaries violates any provision of this Agreement.
Section 4.09.   Disclosure.   Each Shareholder shall permit Parent and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document Parent or the Company determines to be necessary or desirable in connection with the Merger and the Transactions, such Shareholder’s identity and ownership of Subject Shares and the nature of such Shareholder’s commitments and obligations under this Agreement.
Section 4.10.   Additional Shares.   In the event that any Shareholder acquires record or beneficial ownership of, or the power to vote or direct the voting of, any additional Shares or other voting interests with respect to the Company, such Shares or voting interests shall, without further action of the parties, be deemed Subject Shares and subject to the provisions of this Agreement, the number of Shares held by such Shareholders shall be deemed amended accordingly, and such Shares or voting interests shall automatically become subject to the terms of this Agreement. Each Shareholder shall promptly notify Parent of any such event.
ARTICLE 5
Miscellaneous
Section 5.01.   Other Definitional and Interpretative Provisions.   When a reference is made in this Agreement to a Schedule, an Article or a Section, such reference shall be to a Schedule, an Article or a

Section of this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, and if the last day of such period is not a Business Day, the period shall end on the immediately following Business Day. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. References to “days” shall mean “calendar days” unless expressly stated otherwise. Any reference in this Agreement to a date or time shall be deemed to be such date or time in the City of New York, New York, U.S.A., unless otherwise specified.
Section 5.02.   Further Assurances.   Parent and each Shareholder will each execute and deliver, or cause to be executed and delivered, all further documents and instruments and use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to consummate and make effective the transactions contemplated by this Agreement.
Section 5.03.   No Ownership Interest.   Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to the Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the relevant Shareholder, and Parent shall have no authority to exercise any power or authority to direct any Shareholder in the voting or disposition of any of the Subject Shares, except as otherwise provided herein.
Section 5.04.   Notices.   All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service or by email transmission (upon confirmation of receipt and provided that if sent by email transmission prior to 6:00 p.m. recipient’s local time, upon transmission (provided that no “bounce back” or similar message of non-delivery is received with respect thereto) or if sent by email transmission after 6:00 p.m. recipient’s local time and no “bounce back” or similar message of non-delivery is received with respect thereto, the Business Day following the date of transmission) to the respective parties at the following coordinates (or at such other coordinates for a party as shall be specified in a notice given in accordance with this Section 5.04):
if to Parent, to:
MIH Internet Holdings B.V. Symphony Offices Gustav Mahlerplein 5 1082 MS Amsterdam, Netherlands
Attention:	The Directors
Email:	*******

with a copy (which shall not constitute notice) to:
MIH Internet Holdings B.V. Symphony Offices Gustav Mahlerplein 5 1082 MS Amsterdam, Netherlands
Attention:	Wayne Benn Nick Conway
Email:	******* *******
with a copy (which shall not constitute notice) to:
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017
Attention:	Louis Goldberg Lee Hochbaum
Email:	******* *******
if to any Shareholder, to the address set forth on Schedule A opposite the name(s) of such Shareholder(s), with a copy to (which shall not constitute notice) to:
Allen Overy Shearman Sterling US LLP 599 Lexington Avenue New York, NY 10022
Attention:	George Karafotias Sean Skiffington
Email:	******* *******
mailto:
Section 5.05.   Amendments; Termination.   Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or in the case of a waiver, by the party against whom the waiver is to be effective. This Agreement shall automatically terminate without further action of any party hereto upon the earlier of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) as to any Shareholder, any amendment to the Merger Agreement that reduces the amount of or changes the form of, or imposes any material restrictions or conditions on the payment of, the Merger Consideration or extends the Outside Date, in each case, unless such amendment has been consented to by such Shareholder, or (iv) the mutual written agreement of each party to this Agreement (any such date under clauses (i) through (iii) being referred to herein as the “Expiration Date”). Notwithstanding the foregoing, (i) the provisions set forth in this Article 5 shall survive the termination of this Agreement and (ii) no termination of this Agreement shall relieve any party hereto from liability, or otherwise limit the liability of any party hereto, for such party’s material breach of, or material failure to perform, a covenant or other agreement contained in this Agreement, that is a consequence of an act or omission undertaken by such breaching party with the knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement that occurred prior to the Expiration Date.
Section 5.06.   Expenses.   All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.
Section 5.07.   Successors and Assigns.   Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.
Section 5.08.   Governing Law.   This Agreement, including any claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance thereof or the transactions contemplated hereby, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state; provided that, (i) the provisions of the BVI Act applicable to the authorization, effectiveness and effects of the Merger will apply to the Merger and (ii) the applicable Law of the British Virgin Islands shall apply to the standard of conduct governing the acts by the Company Board and the Transaction Committee in connection with this Agreement, including with respect to compliance with statutory and fiduciary duties.
Section 5.09.   Jurisdiction.   The parties agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be heard and determined exclusively in the Delaware Court of Chancery; provided that if the Delaware Court of Chancery does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in the United States District Court for the District of Delaware. Consistent with the preceding sentence, each of the parties hereby (i) submits to the exclusive jurisdiction of such courts for the purpose of any Action arising out of or relating to this Agreement brought by either party; (ii) agrees that service of process will be validly effected by sending notice in accordance with Section 5.04; and (iii) irrevocably waives, and agrees not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any of the above-named courts. Process in any such Action may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 5.04 shall be deemed effective service of process on such party.
Section 5.10.   WAIVER OF JURY TRIAL.   EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.10.
Section 5.11.   Counterparts; Effectiveness.   This Agreement may be executed and delivered in counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by a scanned page via email (including by any electronic signature complying with the U.S. ESIGN Act of 2000 (e.g., DocuSign)) shall be effective as delivery of a manually executed counterpart to this Agreement.
Section 5.12.   Severability.   If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 5.13.   Specific Performance.   The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to (i) specific performance to enforce the observance and performance of such covenant or obligation and (ii) an injunction restraining such breach or threatened breach. Each party further agrees that no other party or any other person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 5.13, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Each party hereto hereby waives and agrees not to assert any objections to any remedy referred to in this Section 5.13 (including any objection on the basis that there is an adequate remedy at law or that an award of such remedy is not an appropriate remedy for any reason at law or equity).
[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.
MIH INTERNET HOLDINGS B.V.
By:
Name:
Title:
[SHAREHOLDER]
By:
Name:
Title:
[Voting and Support Agreement Signature Page]

Schedule A
Name of Shareholder	Subject Shares	Address for Notices (including email)
LCLA Daylight LP	7,992,759 Shares 150,000 Series A Preferred Shares	LCLA Daylight LP c/o Catterton Latin America Management, LLC 30 Rockefeller Plaza, Suite 5405 New York, NY 10112 Attn: Elizabeth Freechack ******* Ramiro Lauzan *******; Juan Diego Carrillo *******
Nilesh Lakhani	70,744 Shares	c/o Despegar.com, Corp. 4th Floor Wickhams Cay 1 Road Town, Tortola VG1110 British Virgin Islands Attn: Nilesh Lakhani Email: *******
Damián Scokin	325,270 Shares	c/o Despegar.com, Corp. 4th Floor Wickhams Cay 1 Road Town, Tortola VG1110 British Virgin Islands Attn: Damián Scokin Email: *******
Martín Rastellino	219,087 Shares (held through Birbey S.A., a corporation wholly owned by Martín Rastellino)	c/o Despegar.com, Corp. 4th Floor Wickhams Cay 1 Road Town, Tortola VG1110 British Virgin Islands Attn: Martín Rastellino Email: *******
Michael Doyle	85,314 Shares	c/o Despegar.com, Corp. 4th Floor Wickhams Cay 1 Road Town, Tortola VG1110 British Virgin Islands Attn: Michael Doyle Email: *******

Annex B
PLAN OF MERGER
SECTION 170 OF THE BVI BUSINESS COMPANIES ACT

This Plan of Merger is made between Despegar.com, Corp., a BVI business company incorporated under the laws of the British Virgin Islands with company number 1936519 (the “Company”) and MIH Investments Merger Sub Limited, a BVI business company incorporated under the laws of the British Virgin Islands with company number 2165599 (“Merger Sub”) pursuant to the provisions of section 170 of the BVI Business Companies Act (Revised Edition 2020) (as amended) (the “Act”).
WHEREAS each of the Company and Merger Sub is a BVI business company existing under and by virtue of the Act, and each is entering into this Plan of Merger pursuant to the provisions of section 170 of the Act;
WHEREAS the board of directors of each of the Company and Merger Sub has determined that it is advisable and fair to, and in the best interests of, such company and its respective members that Merger Sub be merged with and into the Company, with the Company being the surviving company of the merger; and
WHEREAS it is intended that the merger shall become effective at the time the Articles of Merger accompanying this Plan of Merger are registered by the Registrar of Corporate Affairs (the “Registrar”) (the “Effective Time”).
NOW THEREFORE THIS PLAN OF MERGER PROVIDES AS FOLLOWS:
1.
The constituent companies to the merger are the Company and Merger Sub.

2.
The surviving company of the merger is the Company (the “Surviving Company”).

3.
The Company has [83,763,807] shares of no par value in issue made up of [83,613,807]1 ordinary shares of no par value (the “Ordinary Shares”) and 150,000 series A preferred shares of no par value (the “Series A Preferred Shares”). The Ordinary Shares are entitled to vote on the merger together as a single class and a separate class approval of a majority of the Series A Preferred Shares is also required for the merger.

4.
Merger Sub has [100]2 shares of no par value of a single class in issue (“Merger Sub Shares”), all of which are entitled to vote on the merger as one class.

5.
Upon the merger, the separate corporate existence of Merger Sub shall cease and the Surviving Company shall become the owner, without further action, of all the assets, property, rights, privileges, immunities, powers, objects and purposes of the constituent companies and the Surviving Company shall become subject to all claims, debts, liabilities and obligations of the constituent companies to the merger, in each case in accordance with the Act.

6.
The terms and conditions of the merger, including the manner and basis of cancelling, reclassifying or converting shares in each constituent company shall be as follows:

a.
Each Ordinary Share issued and outstanding immediately prior to the Effective Time, other than Ordinary Shares to be canceled in accordance with paragraph 6(c) of this Plan of Merger or Dissenting Shares (defined below) (collectively, the “Excluded Shares”), shall be canceled and shall be converted automatically into the right to receive $19.50 in cash, without interest (the “Ordinary Share Consideration”) and at the Effective Time the holders thereof will cease to be members and shareholders (and will not be a member or shareholder of the Surviving

1
[Note to draft: to be updated just before closing (e.g. to include any pre-closing option exercises).]

2
[Note to draft: to be updated just before closing (e.g. to include any pre-closing share issuances).]

Company) and to have any rights as members or shareholders with respect to such Shares other than the right to receive the Ordinary Share Consideration.
b.
Each Series A Preferred Share issued and outstanding immediately prior to the Effective Time (together with the Ordinary Shares, the “Shares”), shall be canceled and shall be converted automatically into the right to receive a cash price per Series A Preferred Share equal to (a) the product of (x) 110.0% and (y) the sum of (i) $1,000 per Series A Preferred Share and (ii) any Accrued Dividends (as defined in the memorandum of association of the Company) per Series A Preferred Share, plus (b) without duplication, any accrued and unpaid Dividends (as defined in the memorandum of association of the Company) to, but excluding, the date upon which the merger contemplated by this Plan of Merger is registered by the Registrar (the “Series A Preferred Share Consideration” and together with the Ordinary Share Consideration, the “Merger Consideration”).

c.
Each Share held in treasury by the Company or owned by any direct or indirect wholly owned subsidiary of the Company and each Share owned by Merger Sub, MIH Internet Holdings B.V. (“Parent”) or any direct or indirect wholly owned subsidiary of Parent immediately prior to the Effective Time shall automatically be canceled for no consideration (and without any conversion thereof and no payment or distribution shall be made with respect thereto) and at the Effective Time the holders thereof will cease to be members and shareholders (and will not be a member or shareholder of the Surviving Company) and to have any rights as members or shareholders with respect to such Shares.

d.
If a holder of Shares (a “Dissenting Shareholder”) properly demands in writing, and does not withdraw or lose, its dissenters’ rights for such Shares, in accordance with section 179 of the Act (the “Dissenting Shares”) and otherwise complies with all provisions of the Act relevant to the exercise and perfection of dissenters’ rights, then such Shares shall not be converted into the right to receive the Merger Consideration, and the Dissenting Shareholder shall be entitled to receive an amount for such Dissenting Shares calculated in accordance with section 179 of the Act (the “Dissenter Consideration”). From and after the Effective Time, the Dissenting Shares will automatically be cancelled as a result of the merger and will cease to exist or be outstanding and each shareholder who has properly exercised such dissenters’ rights will cease to be a member or shareholder of the Company (and will not be a member or shareholder of the Surviving Company) and will not have any rights of a member or shareholder of the Company or the Surviving Company with respect to the Dissenting Shares (including any right to receive such holder’s portion of the Merger Consideration), except the right to receive payment of the Dissenter Consideration (unless, after the Effective Time, such holder fails to perfect or withdraws or otherwise loses his, her or its right to dissent, in which case the Dissenting Shares will only have the right to receive the Merger Consideration, without interest thereon).

e.
Each Merger Sub Share issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable ordinary share, without par value, of the Surviving Company.

7.
The memorandum of association and articles of association of the Company shall be the memorandum of association and articles of association of the Surviving Company.

8.
The merger shall be effective on the date on which the Articles of Merger relating to the merger are registered by the Registrar of Corporate Affairs.

9.
This Plan of Merger may be executed in counterparts which, when taken together, shall constitute one instrument.

10.
This Plan of Merger shall be governed by, and construed in accordance with, the laws of the British Virgin Islands.

IN WITNESS WHEREOF the parties hereto have caused this Plan of Merger to be executed on                  .
SIGNED for and on behalf of Despegar.com, Corp. By: Title: Director	) ) ) ) )
SIGNED for and on behalf of MIH Investments Merger Sub Limited By: Title: Director	) ) ) ) )

Annex C
PERSONAL AND CONFIDENTIAL
December 23, 2024
Transaction Committee to the Board of Directors
Despegar.com, Corp.
Commerce House, 4th Floor
Wickhams Cay 1
Road Town, Tortola VG1110
British Virgin Islands
Gentlemen:
You have requested our opinion as to the fairness from a financial point of view to the holders (other than Prosus N.V. (“Prosus”) and its affiliates) of the outstanding ordinary shares, without par value (the “Shares”), of Despegar.com, Corp. (the “Company”) of the $19.50 in cash per Share to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of December 23, 2024 (the “Agreement”), by and among MIH Internet Holdings B.V., a wholly owned subsidiary of Prosus (“Parent”), MIH Investments Merger Sub Limited, a wholly owned subsidiary of Parent, and the Company.
Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting, lending, and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Prosus, any of their respective affiliates and third parties, including Expedia, Inc., a significant shareholder of the Company and a direct wholly owned subsidiary of Expedia Group, Inc. (“Expedia”), LCLA Daylight LP, a significant shareholder of the Company and an affiliate of L Catterton Partners (“L Catterton”), and Naspers Limited, the majority shareholder of Prosus (“Naspers”), and any of their respective affiliates and, as applicable, portfolio companies or any currency or commodity that may be involved in the transactions contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Transaction Committee to the Board of Directors (the “Transaction Committee”) in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to L Catterton and/or its affiliates and portfolio companies from time to time for which Goldman Sachs Investment Banking has received, and may receive, compensation, including having acted as bookrunner with respect to the initial public offering of Oddity Tech Ltd. (“Oddity Tech”), a portfolio company associated with L Catterton, in July 2023; as bookrunner with respect to the initial public offering of Birkenstock Holding plc (“Birkenstock”), a portfolio company associated with L Catterton, in October 2023; as bookrunner with respect to an equity follow-on offering of Oddity Tech in March 2024; and as bookrunner with respect an equity follow-on offering of Birkenstock in June 2024. We may also in the future provide financial advisory and/or underwriting services to the Company, Prosus, Expedia, L Catterton, Naspers and their respective affiliates and, as applicable, portfolio companies, for which Goldman Sachs Investment Banking may receive compensation. Affiliates of Goldman Sachs & Co. LLC also may have co-invested with L Catterton and its affiliates from time to time and may have invested in limited partnership units of affiliates of L Catterton from time to time and may do so in the future.
In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports on Form 20-F of the Company for the five fiscal years ended December 31, 2023; certain interim reports to shareholders on Form 6-K of the Company; certain other communications from the Company to its shareholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company, as prepared by the management of the Company and

Transaction Committee to the Board of Directors
Despegar.com, Corp
December 23, 2024

approved for our use by the Transaction Committee (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar financial and stock market information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the Technology, Media, and Telecommunications industry; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.
For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Transaction Committee. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.
Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company, including an indication of interest for a transaction proposed by a third party that may have resulted in a higher price per Share in cash than in the Transaction, which you have advised us, you have determined not to further pursue because of risks, uncertainties and other considerations concerning such proposed transaction; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Prosus and its affiliates) of Shares, as of the date hereof, of the $19.50 in cash per Share to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the Series A Preferred Share Consideration (as defined in the Agreement), and the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $19.50 in cash per Share to be paid to the holders (other than Prosus and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which the Shares will trade at any time or, as to the potential effects of volatility in the credit, financial and stock markets on the Company or Prosus, or the Transaction, or as to the impact of the Transaction on the solvency or viability of the Company or Prosus or the ability of the Company or Prosus to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Transaction Committee and, with respect to such opinion, the Board of Directors, in connection with their consideration of the Transaction and such opinion does not constitute a recommendation as to how any

Transaction Committee to the Board of Directors
Despegar.com, Corp
December 23, 2024

holder of Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $19.50 in cash per Share to be paid to the holders (other than Prosus and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.
Very truly yours,

(GOLDMAN SACHS & CO. LLC)

Annex D
§ 179 of the BVI Business Companies Act, as amended 2004.
179. (1)    A member of a company is entitled to payment of the fair value of his or her shares upon dissenting from
(a)   a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares;
(b)   a consolidation, if the company is a constituent company;
(c)   any sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets or business of the company, if not made in the usual or regular course of the business carried on by the company, but not including (i) a disposition pursuant to an order of the Court having jurisdiction in the matter; (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interests within one year after the date of disposition; or (iii) a transfer pursuant to the power described in section 28(2);
(d)   a redemption of his or her shares by the company pursuant to section 176; and
(e)   an arrangement, if permitted by the Court.
(2)   A member who desires to exercise his or her entitlement under subsection (1) shall give to the company, before the meeting of members at which the action is submitted to a vote, or at the meeting but before the vote, written objection to the action; but an objection is not required from a member to whom the company did not give notice of the meeting in accordance with this Act or where the proposed action is authorised by written consent of members without a meeting.
(3)   An objection under subsection (2) shall include a statement that the member proposes to demand payment for his or her shares if the action is taken.
(4)   Within 20 days immediately following the date on which the vote of members authorising the action is taken, or the date on which written consent of members without a meeting is obtained, the company shall give written notice of the authorisation or consent to each member who gave written objection or from whom written objection was not required, except those members who voted for, or consented in writing to, the proposed action.
(5)   A member to whom the company was required to give notice who elects to dissent shall, within 20 days immediately following the date on which the notice referred to in subsection (4) is given, give to the company a written notice of his or her decision to elect to dissent, stating
(a)   his or her name and address;
(b)   the number and classes of shares in respect of which he or she dissents; and
(c)   a demand for payment of the fair value of his or her shares;
and a member who elects to dissent from a merger under section 172 shall give to the company a written notice of his or her decision to elect to dissent within 20 days immediately following the date on which the copy of the plan of merger or an outline thereof is given to him or her in accordance with section 172.
(6)   A member who dissents shall do so in respect of all shares that he or she holds in the company.
(7)   Upon the giving of a notice of election to dissent, the member to whom the notice relates ceases to have any of the rights of a member except the right to be paid the fair value of his or her shares.
(8)   Within 7 days immediately following the date of the expiration of the period within which members may give their notices of election to dissent, or within 7 days immediately following the date on which the proposed action is put into effect, whichever is later, the company, or, in the case of a merger or consolidation, the surviving company, or the consolidated company shall make a written offer to each dissenting member

D-1

to purchase his or her shares at a specified price that the company determines to be their fair value; and if, within 30 days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for his or her shares, the company shall pay to the member the amount in money upon the surrender of the certificates representing his or her shares.
(9)   If the company and a dissenting member fail, within the period of 30 days referred to in subsection (8), to agree on the price to be paid for the shares owned by the member, within 20 days immediately following the date on which the period of 30 days expires, the following shall apply:
(a)   the company and the dissenting member shall each designate an appraiser;
(b)   the 2 designated appraisers together shall designate an appraiser;
(c)   the 3 appraisers shall fix the fair value of the shares owned by the dissenting member as of the close of business on the day prior to the date on which the vote of members authorising the action was taken or the date on which written consent of members without a meeting was obtained, excluding any appreciation or depreciation directly or indirectly induced by the action or its proposal, and that value is binding on the company and the dissenting member for all purposes;
and
(d)   the company shall pay to the member the amount in money upon the surrender by him or her of the certificates representing his or her shares.
(10)   Shares acquired by the company pursuant to subsection (8) or (9) shall be cancelled but if the shares are shares of a surviving company, they shall be available for reissue.
(11)   The enforcement by a member of his or her entitlement under this section excludes the enforcement by the member of a right to which he or she might otherwise be entitled by virtue of his or her holding shares, except that this section does not exclude the right of the member to institute proceedings to obtain relief on the ground that the action is illegal.
(12)   Only subsections (1) and (8) to (11) shall apply in the case of a redemption of shares by a company pursuant to the provisions of section 176 and in such case the written offer to be made to the dissenting member pursuant to subsection (8) shall be made within 7 days immediately following the direction given to a company pursuant to section 176 to redeem its shares.

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ENDORSEMENT_LINE______________ SACKPACK_____________C123456789 000000000.000000 ext000000000.000000 ext000000000.000000 ext000000000.000000 ext000000000.000000 ext000000000.000000 ext MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 Your vote matters – here’s how to vote! You may vote online or by phone instead of mailing this card. Votes submitted electronically must be received by 11:59 pm, Eastern Time, on March 3, 2025. Online Go to www.investorvote.com/DESP or scan the QR code — login details are located in the shaded bar below. Phone Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/DESP Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas Special Meeting Proxy Card 1234 5678 9012 345 IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

A Proposals — Despegar’s Board of Directors (the “Board of Directors”), acting upon the unanimous recommendation of the Transaction Committee of the Board of Directors, recommends that you vote: (1) “FOR” the approval of the Merger Proposal and (2) “FOR” the approval of the Adjournment Proposal. 1. To adopt and approve the Merger Agreement, the Plan of Merger and all transactions contemplated by the foregoing (including, without limitation, the finalization, execution and filing of the articles of merger and Plan of Merger with the Registry of Corporate Affairs in the British Virgin Islands) (the “Merger Proposal”); and For Against Abstain 2. To adjourn the Special Meeting to a later date or dates, if necessary or appropriate, including to solicit additional proxies to approve the Merger Proposal if there are insufficient votes to approve the Merger Proposal at the time of the Special Meeting (the “Adjournment Proposal”). For Against Abstain B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as su ch. Joint owners should each sign personally.If a c orporation or partnership, please include the full entity name and state the capacity of the person signing on its behalf. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. C 1234567890 1 U P X J N T 6 3 9 9 4 1 MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND 04368E

DESPEGAR.COM, CORP. Commerce House 4th Floor Wickhams Cay 1 Road Town, Tortola VG1110 British Virgin Islands Vote By Internet – Go to www.investorvote.com/DESP or scan the QR code with your smartphone. Use the Internet to transmit your voting instructions and for electronic delivery of information. Have your proxy card in hand when you access the website and follow the steps outlined on the website. You will also be able to register here for future electronic delivery of shareholder materials and electronic voting by clicking on the “Go Green” button. Vote By Telephone - You can vote by calling (on a touch tone telephone) 1-800-652-VOTE (8683) from the US, US territories and Canada or 1-781-575-2300 if you are outside the US, US territories and Canada. Follow the instructions provided on the recorded message. You will need your 15-digit control number on your proxy card. Vote by Mail - Mark, date, sign and return the enclosed proxy card, whether or not you plan to physically attend the Meeting. If you are located in the United States, you can return your proxy card by mail in the enclosed postage-paid envelope. If you are located outside the United States, you should add the necessary postage to the enclosed envelope. Special Meeting to be held on March 4, 2025, at 1:00 p.m. (British Virgin Islands time) at Despegar’s principal executive office located at 4th Floor, Commerce House, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/DESP IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

Proxy — DESPEGAR.COM, CORP. Proxy Solicited on Behalf of the Board of Directors Special Meeting of Shareholders I/We, the undersigned, being a shareholder/shareholders of the Company, hereby appoint Amit Singh, Monica Alexandra Soares da Silva, Luca Pfeifer, or any of them, each with the power of substitution, as my/our Proxy to attend and to vote on my/our behalf at the Special Meeting of the Company to be held at 1:00 p.m. (British Virgin Islands local time) on Tuesday, March 4, 2025 and at any adjournments and postponements of the Special Meeting. I/We direct that my/our vote(s) be cast or withheld on the proposals as set out in the Notice of Special Meeting as indicated by an ‘X’ in the appropriate box on the reverse side and, in respect of any proposals where no such indication is made and/or on any other business which may properly come before the Special Meeting, in such manner as my/our Proxy thinks fit. Shares represented by this proxy will be voted as directed by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR Proposals 1 and 2. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the Special Meeting and at anyadjournments and postponements thereof. (Items to be voted appear on reverse side) C Non-Voting ItemsChange of Address — Please print new address below.